Form 10-K, Exhibit 13
period 1994-01-29
GAP INC
filed 1994-04-22
CIK 39911

ANNUAL REPORT

  FIVE-YEAR SELECTED FINANCIAL DATA

Fiscal Years                         1993           1992           1991           1990           1989
Operating Results ($000)
Net sales                          $3,295,679     $2,960,409     $2,518,893     $1,933,780     $1,586,596
Cost of goods sold and occupancy
 expenses, excluding depreciation
 and amortization                   1,996,929      1,856,102      1,496,156      1,187,644      1,006,647
Percentage of net sales                 60.6%          62.7%          59.4%          61.4%          63.4%
Depreciation and amortization<F1>     124,860         99,451         72,765         53,599         39,589
Operating expenses                    748,193        661,252        575,686        454,180        364,101
Interest expense (net)                    809          3,763          3,523          1,435          2,760
Earnings before income taxes          424,888        339,841        370,763        236,922        162,714
Percentage of net sales                 12.9%          11.5%          14.7%          12.3%          10.3%
Income taxes                          166,464        129,140        140,890         92,400         65,086
Net earnings<F2>                      258,424        210,701        229,873        144,522         97,628
Percentage of net sales                  7.8%           7.1%           9.1%           7.5%           6.2%
Cash dividends                         53,041         44,106         41,126         29,625         22,857
Capital expenditures<F3>              215,856        213,659        244,323        199,617         94,266

Per Share Data<F4>
Net earnings<F2>                        $1.78          $1.47          $1.62          $1.02          $  .69
Cash dividends                            .38            .32            .30            .22             .17
Stockholders equity (book value)<F5>     7.76           6.16           4.76           3.30            2.40

<F1> Excludes amortization of restricted stock.
<F2> 1989 includes a non-recurring after tax charge of $6,471 ($.05 per share) taken in the fourth quarter for costs associated with closing the Hemisphere stores.


FIVE-YEAR SELECTED FINANCIAL DATA (continued)
Fiscal Years                            1993         1992           1991          1990           1989
Financial Position ($000)
Property and equipment (net)        $  740,422    $  650,368     $  547,740     $ 383,548      $ 238,103
Merchandise inventory                  331,155       365,692        313,899       247,462        243,482
Total assets                         1,763,117     1,379,248      1,147,414       776,900        579,483
Working capital                        494,194       355,649        235,537       101,518        129,139
Current ratio                           2.07:1        2.06:1         1.71:1        1.39:1         1.69:1
Total debt, including current
 installments                           75,000        75,000         80,000        17,500         20,000
Ratio of total debt
 to stockholders equity                  .07:1         .08:1          .12:1         .04:1          .06:1
Stockholders equity                  1,126,475       887,839        677,788       465,733        337,972
Return on average stockholders
 equity                                  25.7%         26.9%          40.2%         36.0%          31.8%

Statistics
Number of stores opened                    108           117            139           152             98
Number of stores expanded                  130            94             79            56              7
Number of stores closed                     45            26             15            20             38
Number of stores open at year end        1,370         1,307          1,216         1,092            960
Net increase in number of stores          4.8%          7.5%          11.4%         13.8%           6.7%
Comparable store sales growth
 (52-week basis)                          1.0%          5.0%          13.0%         14.0%          15.0%
Sales per square foot<F6>
 (52-week basis)                          $463          $489           $481          $438           $389
Square footage of gross store
 space at year end                   7,546,300     6,509,200      5,638,400     4,762,300      4,056,600
Percentage increase in square feet       15.9%         15.4%          18.4%         17.4%           4.6%
Number of employees at year end         44,000        39,000         32,000        26,000         23,000
Average number of shares
 outstanding<F4>                   144,841,137   143,672,924    142,139,577   141,500,888    141,080,200
Number of shrs. outstanding at yr.
 end net of treasury stock<F4>     145,248,728   144,185,238    142,523,334   141,264,030    140,551,404

<F3> Includes property and equipment, as well as lease rights.
<F4> Reflects the 2-for-1 splits of common stock to stockholders of record on June 17, 1991 and September 17, 1990.
<F5> Based on the number of shares outstanding at year end.
<F6> Based on average quarterly gross square footage.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
Net Sales
                                   Fiscal Year Ended
                    Jan. 29, 1994    Jan. 30, 1993     Feb. 1, 1992
                    (Fiscal 1993)    (Fiscal 1992)     (Fiscal 1991)
Net sales ($000)    $3,295,679         $2,960,409       $2,518,893
Total net sales
 growth percentage          11                 18               30
Comparable store sales
 growth percentage           1                  5               13
Number of
 New stores                108                117              139
 Expanded stores           130                 94               79
 Closed stores              45                 26               15

The sales growth reflected above for 1993, 1992 and 1991 is attributable to the opening of new stores (net of stores closed), the expansion of existing stores, and positive comparable store sales growth.
     Net sales per average square foot was $463 in 1993, $489 in 1992, and $481 in 1991. Over the past four years the Company has increased the average size of its new stores and expanded existing stores as a long-term investment which has resulted in a net increase in total store square footage of 16 percent in 1993, 15 percent in 1992, and 18 percent in 1991.
The expansion program reduced net sales per average square foot in both
1993 and 1992. However, in 1992 the 5 percent growth of comparable store sales caused total sales per square foot to increase 2 percent.


Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales was
64.4 percent in 1993, 66.1 percent in 1992 and 62.3 percent in 1991.
     The resulting 1.7 percentage point increase in gross margin net of occupancy expenses in 1993 from 1992 was attributable to a 2.5 percentage point increase in merchandise margins as a percentage of net sales offset by a .8 percentage point increase in occupancy expenses as a percentage of net sales. The increase in merchandise margins in 1993 from 1992 was primarily attributable to more merchandise being sold at regular prices and higher initial merchandise margins.
     The 3.8 percentage point decrease in gross margin net of occupancy expenses in 1992 from 1991 was attributable to a 3.0 percentage point decrease in merchandise margins as a percentage of net sales and a .8 percentage point increase in occupancy expenses as a percentage of net sales. Initial merchandise margins in 1992 were lower than those in 1991 due to the reduction of retail prices on selected items during the second half of the year. In addition, more goods were sold at markdown and margins achieved on markdown goods were lower than in 1991.
     The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.
     The increase in occupancy expenses as a percentage of net sales between 1993 and 1992, as well as between 1992 and 1991, was primarily attributable to the addition of larger new stores and the expansion of existing stores. Based on current expansion plans, occupancy expenses are expected to continue to increase as a percentage of net sales in 1994.

Operating Expenses

Operating expenses as a percentage of net sales were 22.7 percent, 22.3 percent, and 22.9 percent for fiscal years 1993, 1992 and 1991.
     The .4 percentage point increase in 1993 from 1992 was attributable to increases, as a percentage of net sales, in bonus expense of .5 percentage points and a provision for a write-off of certain store fixtures of .3 percentage points. These increases were offset by a .4 percentage point decrease in advertising costs as a percentage of net sales.
     The .6 percentage point decrease in operating expenses in 1992 from 1991 was primarily due to decreases, as a percentage of net sales, in payroll costs of .4 percentage points and store closing costs of .3 percentage points.

Net Interest Expense

Net interest expense was $809,000, $3,763,000 and $3,523,000 for fiscal years 1993, 1992 and 1991. The decrease in 1993 from 1992 of $2,954,000 was attributable to an increase in gross average investments partially offset by lower average investment rates. The increase in 1992 from 1991 of $240,000 reflected a decrease in investment interest rates, partially off set by a decrease in average borrowings.

Income Taxes

The effective tax rate was 39.2 percent in 1993 compared to 38.0 percent in 1992 and 1991. The 1.2 percentage point increase in the effective tax rate for 1993 reflects recent changes in federal income tax law. The Company expects the effective tax rate to be 39.5 percent for fiscal year 1994.

LIQUIDITY AND CAPITAL RESOURCES

The following sets forth material measures of the Company's liquidity:

                                             Fiscal Year
                                   1993           1992           1991
Cash provided by operating
 activities ($000)               $551,298       $306,978       $333,696
Working capital ($000)            494,194        355,649        235,537
Current ratio                      2.07:1         2.06:1         1.71:1
Debt to equity ratio                .07:1          .08:1          .12:1

The Company's improved cash flow and working capital from the prior year reflects an increase in earnings before depreciation expense, an increase in income taxes payable, as well as improved inventory management which resulted in decreased inventory levels. At January 29, 1994, inventory decreased 9.4 percentage points to approximately $331 million from approximately $366 million at January 30, 1993. For 1992, the Company's reduced cash flow was primarily due to increased income tax payments and reduced accrued expenses. (See accompanying Consolidated Financial
Statements).
     The Company funds inventory expenditures during normal and peak periods through a combination of cash flows provided by operations and normal trade credit arrangements. The Company's business follows a seasonal pattern, peaking over a total of about ten weeks during the late summer and holiday periods. During 1993, these periods accounted for approximately 30% of the Company's annual sales. During 1992, peak periods accounted for approximately 32% of the Company's annual sales.
     Capital expenditures, net of construction allowances and dispositions, totaled approximately $200 million in 1993. These expenditures resulted in a net increase in store space of approximately 1 million square feet or 16 percent due to the addition of 108 new stores, the expansion of 130 stores and the remodeling of certain stores. Also included in capital expenditures was the purchase of computer equipment. Capital expenditures for 1992 and 1991 were $203 million and $227 million, resulting in a net increase in store space of approximately 871,000 square feet or 15 percent in 1992 and approximately 876,000 square feet or 18 percent in 1991. Expenditures in 1992 included costs for administrative facilities and equipment.
     For fiscal year 1994, the Company expects capital expenditures to total approximately $275 million, net of construction allowances, representing the addition of approximately 185 to 200 new stores, the expansion of approximately 90 stores, and the remodeling of certain stores. Planned expenditures also include amounts for administrative facilities and equipment. The Company expects to fund such capital expenditures with cash flow from operations. Square footage growth is expected to be approximately
15 to 20 percent net of store closings. New stores are generally expected to be leased.
     The Company continues to explore alternatives for expanding its headquarters facilities in San Francisco and San Bruno, California. The amounts above do not include any expenditures related to headquarters facilities.
     In February 1991, the Company issued $75 million of 8.87 percent
Senior Notes which are due in February 1995. Interest is payable quarterly.
The Senior Notes are redeemable, in whole or in part, at any time at the option of the Company at a premium approximately equal to the difference between the stated interest rate and current market rates.
     On February 4, 1994, the Company amended its credit agreement to provide for a $250 million revolving credit facility until March 1997. In addition, the credit agreement provides for the issuance of letters of credit up to $350 million at any one time. The Company had outstanding letters of credit of approximately $248 million at January 29, 1994.

                                        PER SHARE DATA
                              Market Prices                Cash Dividends
Fiscal               1993                   1992           1993      1992
                High        Low       High        Low
1st Quarter    $37 1/2    $28 1/2    $54 7/8    $39 1/2    $.080    $.080
2nd Quarter     37 1/4     27 1/2     43 3/8     31 3/8     .100     .080
3rd Quarter     35 3/4     25 1/2     36 1/8     28 5/8     .100     .080
4th Quarter     42 7/8     33 3/4     38 1/8     30 1/4     .100     .080
Year                                                       $.380    $.320

The principal markets on which the Company's stock is traded are the New
York and Pacific Stock Exchanges. The number of holders of record of the Company's stock as of March 28, 1994 was 6,376.


MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based on Management's best estimates and judgments.
     In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls.
Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirements for compliance with approved accounting, control and business practices and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche, independent auditors. Their report, which appears in the Annual Report, is based upon their audits conducted in accordance with generally accepted auditing standards.
     The Audit and Finance Committee of the Board of Directors is comprised solely of directors who are not officers or employees of the Company. The
Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with Management, the independent auditors and the internal auditors to assure that they are carrying out their responsibilities. The Committee also reviews and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Deloitte & Touche and the internal auditors have full and free access to the Audit and Finance Committee, with and without Management's presence.


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of The Gap, Inc.

     We have audited the accompanying consolidated balance sheets of The
Gap, Inc. and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of earnings, stockholders equity and cash flows for each of the three fiscal years in the period ended January
29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards.Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of January 29, 1994 and January 30, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29,1994 in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche

 March 3, 1994



CONSOLIDATED STATEMENTS OF EARNINGS

($000 except per share amounts)  Fiscal 1993        Fiscal 1992         Fiscal 1991
Net sales                    $3,295,679  100.0%    $2,960,409  100.0%   $2,518,893  100.0%

Costs and expenses
  Cost of goods sold and
   occupancy expenses         2,121,789   64.4%     1,955,553   66.1%    1,568,921   62.3%
  Operating expenses            748,193   22.7%       661,252   22.3%      575,686   22.9%
  Interest expense (net)            809      -          3,763     .1%        3,523     .1%
Earnings before income taxes    424,888   12.9%       339,841   11.5%      370,763   14.7%
Income taxes                    166,464    5.1%       129,140    4.4%      140,890    5.6%
Net earnings                 $  258,424    7.8%    $  210,701    7.1%   $  229,873    9.1%
Weighted average
 number of shares           144,841,137           143,672,924          142,139,577
Earnings per share              $  1.78               $  1.47              $  1.62

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS

($000)                                                    January 29, 1994    January 30, 1993
ASSETS
Current Assets
Cash and equivalents                                             $  460,332     $  243,302
Short-term investments                                               83,497            -
Accounts receivable                                                  15,225          9,886
Merchandise inventory                                               331,155        365,692
Prepaid expenses and other                                           66,229         71,897
Total Current Assets                                                956,438        690,777

Property and Equipment
Leasehold improvements                                              556,858        490,791
Furniture and equipment                                             504,952        388,219
Construction-in-progress                                             28,670         16,623
  subtotal                                                        1,090,480        895,633
Accumulated depreciation and amortization                          (350,058)      (245,265)
  subtotal                                                          740,422        650,368
Lease rights and other assets                                        66,257         38,103
Total Assets                                                     $1,763,117     $1,379,248

LIABILITIES AND STOCKHOLDERS  EQUITY
Current Liabilities
Notes payable                                                    $    7,603     $      -
Accounts payable                                                    216,664        193,375
Accrued expenses                                                    163,350        128,301
Income taxes payable                                                 70,431         10,624
Current deferred lease credits                                        4,196          2,828
Total Current Liabilities                                           462,244        335,128

Long-Term Liabilities
Long-term debt                                                       75,000         75,000
Other liabilities                                                    11,353         17,496
Deferred lease credits                                               88,045         63,785
  subtotal                                                          174,398        156,281

Stockholders  Equity
Common stock $.05 par value
Authorized 500,000,000 shares; issued 155,733,256 and 154,669,766
  shares; outstanding 145,248,728 and 144,185,238 shares              7,787          7,733
Additional paid-in capital                                          240,655        210,076
Retained earnings                                                 1,026,836        821,453
Foreign currency translation adjustment                              (8,314)        (7,410)
Restricted stock plan deferred compensation                         (48,035)       (51,559)
Treasury stock, at cost                                             (92,454)       (92,454)
  subtotal                                                        1,126,475        887,839
Total Liabilities and Stockholders Equity                        $1,763,117     $1,379,248

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                             Fiscal     Fiscal     Fiscal
($000)                                                        1993       1992       1991
Cash Flows from Operating Activities
Net earnings                                                $258,424   $210,701   $229,873
Adjustments to reconcile net earnings to net cash
provided by operating activities
 Depreciation and amortization                               141,758    114,011     82,133
 Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock                6,491     28,160     13,766
 Deferred income taxes                                       (22,360)   (10,525)    (7,045)
 Change in operating assets and liabilities
  Accounts receivable                                         (5,355)    (1,963)     1,643
  Merchandise inventory                                       33,910    (51,793)   (66,559)
  Prepaid expenses and other                                  (1,960)    (9,007)    (5,557)
  Accounts payable                                            23,877     35,670     43,220
  Accrued expenses                                            35,143     (6,460)    33,417
  Income taxes payable                                        56,164    (21,775)   (14,340)
  Other long-term liabilities                                  (583)      (250)        420
  Deferred lease credits                                      25,789     20,209     22,725
  Net cash provided by operating activities                  551,298    306,978    333,696

Cash Flows from Investing Activities
Purchase of short-term investments                           (83,497)       -          -
Purchases of property and equipment                         (212,340)  (205,507)  (236,521)
Acquisition of lease rights                                   (3,511)    (8,152)    (7,802)
Other assets                                                    (176)    (1,812)    (1,382)
Net cash used for investing activities                      (299,524)  (215,471)  (245,705)

Cash Flows from Financing Activities
Net increase in notes payable                                  7,632       -           -
Issuance of long-term debt                                       -         -        75,000
Payments on long-term debt                                       -       (5,000)   (12,500)
Issuance of common stock, net of cancellations                10,768      8,721     20,036
 Purchase of treasury stock                                      -         -        (1,004)
Cash dividends paid                                          (53,041)   (44,106)   (41,126)
Net cash provided by (used for) financing activities         (34,641)   (40,385)    40,406
Effect of exchange rate changes on cash                         (103)      (405)    (2,528)
Net increase in cash and equivalents                         217,030     50,717    125,869
Cash and equivalents at beginning of year                    243,302    192,585     66,716
Cash and equivalents at end of year                         $460,332   $243,302   $192,585

See notes to consolidated financial statements.


  CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                                                                          Additional
                                                                   Common Stock             Paid-in        Retained
  ($000 except per share amounts)                             Shares         Amount         Capital        Earnings

  Balance at February 2, 1991                               151,708,098        $7,585        $ 91,185      $  466,111
  Issuance of common stock pursuant to stock option plans       899,192           45           6,625
  Net issuance of common stock pursuant to
   management incentive restricted stock plans                  400,572           20          13,107
  Tax benefit from exercise of stock options by
   employees and from vesting of restricted stock                                             13,766
  Foreign currency translation adjustment
  Amortization of restricted stock
  Purchase of treasury stock
  Net earnings                                                                                                229,873
  Cash dividends ($.30 per share)                                                                             (41,126)

  Balance at February 1, 1992                               153,007,862       $7,650       $124,683        $  654,858

  Issuance of common stock pursuant to stock option plans       609,852           30          5,749
  Net issuance of common stock pursuant to
   management incentive restricted stock plans                1,052,052           53         51,484
  Tax benefit from exercise of stock options by
   employees and from vesting of restricted stock                                            28,160
  Foreign currency translation adjustment
  Amortization of restricted stock
  Net earnings                                                                                                210,701
  Cash dividends ($.32 per share)                                                                             (44,106)

  Balance at January 30, 1993                               154,669,766       $7,733       $210,076        $  821,453

  Issuance of common stock pursuant to stock option plans        655,745          33          9,076
  Net issuance of common stock pursuant to
   management incentive restricted stock plans                   407,745          21         15,012
  Tax benefit from exercise of stock options by
   employees and from vesting of restricted stock                                             6,491
  Foreign currency translation adjustment
  Amortization of restricted stock
  Net earnings                                                                                                258,424
  Cash dividends ($.38 per share)                                                                             (53,041)
  Balance at January 29, 1994                                155,733,256      $7,787          $240,655     $1,026,836

  See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (continued)
                                                            Foreign        Restricted
                                                            Currency       Stock Plan
                                                           Translation     Deferred             Treasury Stock
($000 except per share amounts)                             Adjustment     Compensation       Shares       Amount       Total

Balance at February 2, 1991                                    $5,667      ($13,365)       (10,444,068)   ($91,450)   $  465,733
Issuance of common stock pursuant to stock option plans                                                                    6,670
Net issuance of common stock pursuant to
 management incentive restricted stock plans                                (13,527)                                        (400)
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock                                                                           13,766
Foreign currency translation adjustment                        (5,092)                                                    (5,092)
Amortization of restricted stock                                              9,368                                        9,368
Purchase of treasury stock                                                                     (40,460)     (1,004)       (1,004)
Net earnings                                                                                                             229,873
Cash dividends ($.30 per share)                                                                                          (41,126)

Balance at February 1, 1992                                    $  575      ($17,524)       (10,484,528)   ($92,454)   $  677,788

Issuance of common stock pursuant to stock option plans                                                                    5,779
Net issuance of common stock pursuant to
 management incentive restricted stock plans                                (48,595)                                       2,942
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock                                                                           28,160
Foreign currency translation adjustment                        (7,985)                                                    (7,985)
Amortization of restricted stock                                             14,560                                       14,560
Net earnings                                                                                                             210,701
Cash dividends ($.32 per share)                                                                                          (44,106)

Balance at January 30, 1993                                   ($7,410)     ($51,559)       (10,484,528)   ($92,454)   $  887,839

Issuance of common stock pursuant to stock option plans                                                                    9,109
Net issuance of common stock pursuant to
 management incentive restricted stock plans                                (13,374)                                       1,659
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock                                                                            6,491
Foreign currency translation adjustment                          (904)                                                      (904)
Amortization of restricted stock                                             16,898                                       16,898
Net earnings                                                                                                             258,424
Cash dividends ($.38 per share)                                                                                          (53,041)

Balance at January 29, 1994                                   ($8,314)     ($48,035)      (10,484,528)    ($92,454)   $1,126,475

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Two Weeks ended January 29, 1994 (Fiscal 1993), January 30, 1993 (Fiscal 1992), February 1, 1992 (Fiscal 1991).

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is a specialty retailer which operates stores selling casual apparel for men, women and children under a variety of brand names including: Gap, GapKids, babyGap, Banana Republic and Old Navy Clothing Co. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.
     Cash and equivalents represent cash and short-term, highly liquid investments with maturities of three months or less.
     Short-term investments include investments with an original maturity of greater than three months and a remaining maturity of less than one year. Short-term investments are stated at cost which approximates market value. Merchandise inventory is stated at the lower of FIFO (first-in, first-out) cost or market.
     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets or lease terms, whichever is less.
     Lease rights are recorded at cost and are amortized over 12 years or the lives of the respective leases, whichever is less.
     Costs associated with the opening or remodeling of stores are charged to expense as incurred. The net book value of fixtures and leasehold improvements for stores scheduled to be closed or expanded within the next fiscal year is charged against current earnings.
     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Tax credits reduce the current provision for income taxes in the year they are realized. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, as of January 31, 1993. The adoption of SFAS No. 109 had no material effect on the Company's consolidated financial statements for the year ended January 29, 1994.
     Foreign currency translation adjustments result from translating foreign subsidiaries assets and liabilities to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are included in stockholders equity. Results of foreign operations are translated using the average exchange rates during the period.
     Restricted stock awards represent deferred compensation and are shown as a reduction of stockholders equity.
     Earnings per share are based upon the weighted average number of shares of common stock outstanding during the period.
     The Company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Debt and Equity Securities during fiscal 1994. As of January 29, 1994 SFAS No. 115 would not have a material impact to the Company's consolidated financial statements.
     Certain reclassifications have been made to the 1992 and 1991 financial statements to conform with the classifications used in the 1993 financial statements.

NOTE B: LONG-TERM DEBT AND
OTHER CREDIT ARRANGEMENTS
   Long-term debt at January 29, 1994 and January 30, 1993 consists of $75 million of 8.87 percent unsecured Senior Notes, due February 1995. Interest on the Senior Notes is payable quarterly. At January 29, 1994 and January 30, 1993 the fair values of the Senior Notes was approximately $78 million and $80 million respectively, based on current rates at which the Company could borrow funds with similar remaining maturities. The excess of fair value over the principal is due entirely to significantly lower interest rates since the inception of the notes to January 29, 1994. The decrease in rates used to calculate the fair value is due, in part, to a change in the original term of four years to one year and two years respectively. The Company has the option to redeem the Senior Notes, in whole or in part, at any time after February 22, 1993, at an additional cost, which at January 29, 1994 was approximately $3 million.

Other Credit Arrangements
     The Company has a credit agreement with a syndicated bank group which provides for a $250 million revolving credit facility until March 2, 1996. The revolving credit facility contains both auction and fixed spread borrowing options and serves as a back up for the issuance of commercial paper. In addition, the credit agreement provides for the issuance of letters of credit until March 2, 1995 of up to $300 million at any one time.
     At January 29, 1994, the Company had outstanding letters of credit totaling $247,581,627.
     Borrowings under the Company's loan and credit agreements are subject to the Company maintaining certain levels of tangible net worth and financial ratios. Under the most restrictive covenant of these agreements, $747,980,000 of retained earnings were available for the payment of cash dividends at January 29, 1994.

Gross interest payments were $7,654,000, $7,598,000 and $7,593,000 in fiscal 1993, 1992 and 1991.

NOTE C: INCOME TAXES
Income taxes consisted of the following:

($000)                   Fiscal 1993    Fiscal 1992    Fiscal 1991
Currently Payable
Federal income taxes       $157,598       $118,443       $125,181
Less tax credits            (11,484)        (9,080)        (6,879)
  subtotal                  146,114        109,363        118,302
State income taxes           31,911         21,330         24,354
Foreign income taxes         10,799          8,972          6,733
  subtotal                  188,824        139,665        149,389
Deferred
Federal                     (16,084)       (10,120)        (9,920)
State                        (6,276)          (405)         1,421
  subtotal                  (22,360)       (10,525)        (8,499)
Total provision            $166,464       $129,140       $140,890

     The foreign component of earnings before income taxes in fiscal 1993, 1992 and 1991 was $47,589,000, $44,417,000 and $31,174,000. Deferred
federal and applicable state income taxes, net of applicable foreign tax credits, have not provided for the undistributed earnings of foreign subsidiaries (approximately $57,060,000 at January 29,1994) because the Company intends to permanently reinvest such undistributed earnings abroad.
     The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                              Fiscal     Fiscal      Fiscal
                               1993       1992        1991
Federal tax rate               35.0%      34.0%       34.0%
State income taxes,
 less federal benefit           5.0%       4.9%        4.8%
Other                           (.8)       (.9)        (.8)
Effective tax rate             39.2%      38.0%       38.0%

     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Deferred tax assets (liabilities) consisted of the following at January 29, 1994, and January 31, 1993:

($000)                             January 29, 1994   January 31, 1993
Depreciation                              ($24,848)   ($24,234)
Other                                       (4,720)     (2,295)
Gross deferred tax liabilities             (29,568)    (26,529)
Compensation and benefit accruals           26,587      19,462
Scheduled rent                              22,642      16,577
Inventory capitalization                     7,933       8,751
Nondeductible accruals                      17,027      10,986
Other                                       12,399       5,413
Gross deferred tax assets                   86,588      61,189
Net deferred tax assets                    $57,020     $34,660

Income tax payments were $128,347,000, $135,099,000 and $135,370,000 in fiscal 1993, 1992 and 1991.

NOTE D: LEASES

     The Company leases virtually all of its store premises, office facilities, and some of its distribution centers.
     Leases relating to store premises, distribution and office facilities expire at various dates through 2030. The aggregate minimum annual lease payments under leases in effect on January 29, 1994 are as follows:


Fiscal Year($000)
1994                               $2,232,521
1995                                  235,251
1996                                  233,742
1997                                  226,558
1998                                  217,670
Thereafter                          1,085,654
Total minimum lease commitment     $2,231,396

     For leases which contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the expense charged to income and amounts payable under the leases as deferred lease credits. At January 29, 1994 and January 30, 1993 this liability amounted to $52,280,000 and $38,873,000.
      Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits.
     Some of the leases relating to stores in operation at January 29, 1994 contain renewal options for periods ranging up to 20 years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations (other than radius clauses).

Rental expense for all operating leases was as follows:

($000)                Fiscal 1993    Fiscal 1992    Fiscal 1991
Minimum rentals          $207,249      $172,256      $137,721
Contingent rentals         26,574        30,990        30,473
                         $233,823      $203,246      $168,194

NOTE E: FOREIGN EXCHANGE CONTRACTS

     The Company enters into foreign exchange contracts to reduce exposure to foreign currency exchange risk. These contracts are designated and effective as hedges of commitments to purchase merchandise in foreign currencies. The market value gains and losses on these contracts are deferred and recognized when the related merchandise commitments are settled. At January 29, 1994, the Company had contracts maturing at various dates through June 1994 to purchase the equivalent of $38,530,000 in foreign currencies (26,600,000 Canadian dollars and 12,400,000 British pounds) at the spot rates on the dates the contracts mature.

NOTE F: STOCKHOLDERS  EQUITY AND STOCK OPTIONS
Common and Preferred Stock
     A two-for-one common stock split was effected in the form of a 100% stock dividend to stockholders of record on June 17, 1991; outstanding shares increased by 71,092,469. All applicable share data appearing in the financial statements and notes thereto have given effect to this stock split.

     The Company is authorized to issue 60,000,000 shares of Class B common stock which is convertible into shares of common stock on a share-for-share basis; transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

     The Board of Directors is authorized to issue 30,000,000 shares of one or more series of preferred stock and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features, and such other terms and conditions of each series (including voting rights) as the Board of Directors deems appropriate, without further action on the part of the stockholders. No preferred shares have been issued.

Stock Options

     Under the Company's Stock Option Plan, incentive and non-qualified options to purchase common stock are granted to officers and key employees at prices not less than the fair market value at the date of grant. Outstanding options at January 29, 1994 have expiration dates ranging from March 2, 1994 to January 25, 2002 and represent grants to 1,190 key employees. At January 29, 1994, the Company reserved 9,037,505 shares of its common stock for the exercise of stock options. There were 5,461,962 and 6,241,785 shares available for granting of options at January 29, 1994 and January 30, 1993. Options for 1,286,925 and 678,368 shares were exercisable as of January 29, 1994 and January 30, 1993.


                                          Shares                      Average Price Per Share
                            Incentive   Non-qualified    Total    Incentive  Non-qualified   Total
Balance at February 2, 1991     54,128     3,749,916    3,804,044    $7.04      $11.34      $11.28
Granted                            -       1,092,053    1,092,053       -        25.64       25.64
Exercised                      (54,128)     (845,064)    (899,192)    7.04        7.29        7.28
Cancelled                          -        (363,558)    (363,558)      -        15.98       15.98
Balance at February 1, 1992        -       3,633,347    3,633,347       -       $16.12      $16.12
Granted                            -         672,396      672,396       -        39.33       39.33
Exercised                          -        (609,852)    (609,852)      -         9.48        9.48
Cancelled                          -        (256,426)    (256,426)      -        23.66       23.66
Balance at January 30, 1993        -       3,439,465    3,439,465       -       $21.27      $21.27
Granted                            -       1,001,370    1,001,370       -        28.76       28.76
Exercised                          -        (655,745)    (655,745)      -        13.89       13.89
Cancelled                          -        (209,547)    (209,547)      -        30.38       30.38
Balance at January 29, 1994        -       3,575,543    3,575,543       -       $24.20       24.20

NOTE G:  EMPLOYEE BENEFIT AND INCENTIVE PROGRAMS
Retirement Plans
     The Company has a qualified defined contribution retirement plan available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. In addition, a non-qualified Supplemental Executive Retirement Plan was established in 1988 which allows eligible employees to defer additional compensation up to a maximum amount defined in the plan. Under both plans, the Company matches all or a portion of the employee's contributions under a predetermined formula; the Company's contributions vest on behalf of the employee progressively over a seven year period. The non-qualified Supplemental Executive Retirement Plan was frozen on December 31, 1993 and no further employee or company contributions have been made to the plan.
     Company contributions to the retirement plan and the Supplemental Executive Retirement Plan in fiscal 1993, 1992, and 1991 were $6,731,000, $5,572,000 and $4,216,000.
     A non-qualified Executive Deferred Compensation Plan was established on January 1, 1994. This Plan allows eligible employees to defer additional compensation up to a maximum amount defined in the Plan. There are no company matching contributions.

Employee Benefits Plan
     The Company has established an Employee Benefits Plan (the Plan) to provide certain health and welfare benefits. Payments made to the Plan relating to benefits payable in future periods are included in prepaid expenses.

Incentive Compensation Plans
     The Company has a Management Incentive Cash Award Plan (MICAP) for key management employees. The MICAP empowers the Compensation and Stock Option Committee to award compensation, in the form of cash bonuses, to employees based on the achievement of Company and individual performance goals. Incentive awards can also be made in the form of restricted shares of the Company's stock under the Management Incentive Restricted Stock Plan II. Restrictions on shares generally lapse in one to five years. Compensation expense is recorded during the vesting period.

NOTE H: RELATED PARTY TRANSACTIONS
     The Company has an agreement with Fisher Development, Inc. (FDI), wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. During fiscal 1993, 1992 and 1991, FDI acted as general contractor for 104, 111, and 128 new stores' leasehold improvements and fixtures. In addition, FDI supervised construction of 128, 93, and 79 expansions, as well as remodels of existing stores, in fiscal 1993, 1992 and 1991. FDI construction also included administrative offices. Total cost of this construction was $133,104,000, $134,582,000 and $126,057,000, including profit and overhead costs of $10,095,000, $9,687,000 and $8,234,000.
     The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

NOTE I: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Fiscal 1993 Quarter Ended

                               May 1,    July 31,   Oct. 30,   Jan. 29,       Fiscal
($000 except per share amounts) 1993       1993       1993       1994          1993
Net sales                     $643,580   $693,192   $898,677   $1,060,230   $3,295,679
Gross profit                   219,624    200,542    339,841      413,883    1,173,890
Net earnings                    41,505     28,659     78,915      109,345      258,424
Net earnings per share             .29        .20        .54          .75         1.78

Fiscal 1992 Quarter Ended
                               May 2,     Aug. 1,   Oct. 31,   Jan. 30,       Fiscal
($000 except per share amounts) 1992       1992       1992       1993          1992
Net sales                     $588,864   $614,114   $827,222    $ 930,209   $2,960,409
Gross profit                   208,593    201,931    291,861      302,471    1,004,856
Net earnings                    45,251     37,705     62,012       65,733      210,701
Net earnings per share             .32        .26        .43          .46         1.47