Form 10-K, Exhibit 13
period 1995-01-28
GAP INC
filed 1995-04-21
CIK 39911

Five-Year Selected Financial Data

Fiscal Years                       1994        1993        1992        1991        1990
Operating Results ($000)
Net sales                       $3,722,940  $3,295,679  $2,960,409  $2,518,893  $1,933,780
Cost of goods sold and occupancy
expenses, excluding depreciation
and amortization                 2,202,133   1,996,929   1,856,102   1,496,156   1,187,644
Percentage of net sales              59.2%       60.6%       62.7%       59.4%       61.4%
Depreciation and amortization<F1>  148,863     124,860      99,451      72,765      53,599
Operating expenses                 853,524     748,193     661,252     575,686     454,180
Net interest (income) expense      (10,902)        809       3,763       3,523       1,435
Earnings before income taxes       529,322     424,888     339,841     370,763     236,922
Percentage of net sales              14.2%       12.9%       11.5%       14.7%       12.3%
Income taxes                       209,082     166,464     129,140     140,890      92,400
Net earnings                       320,240     258,424     210,701     229,873     144,522
Percentage of net sales               8.6%        7.8%        7.1%        9.1%        7.5%
Cash dividends                      64,775      53,041      44,106      41,126      29,625
Capital expenditures<F2>           236,616     215,856     213,659     244,323     199,617

Per Share Data<F3>
Net earnings<F4>                     $2.20       $1.78       $1.47       $1.62       $1.02
Cash dividends                         .46         .38         .32         .30         .22
Stockholders' equity (book value)<F5> 9.50        7.76        6.16        4.76        3.30

<F1> Excludes amortization of restricted stock.
<F2> Includes property and equipment, as well as lease rights.
<F3> Reflects the 2-for-1 splits of common stock to stockholders of record on June 17, 1991 and September 17, 1990.
<F4> Based on weighted average number of shares outstanding at year-end.
<F5> Based on actual number of shares outstanding at year-end.


Five-Year Selected Financial Data
Fiscal Years                          1994          1993         1992         1991        1990
Financial Position ($000)
Property and equipment (net)     $   828,777   $   740,422  $   650,368  $   547,740  $   383,548
Merchandise inventory                370,638       331,155      365,692      313,899      247,462
Total assets                       2,004,244     1,763,117    1,379,248    1,147,414      776,900
Working capital                      555,827       494,194      355,649      235,537      101,518
Current ratio                         2.11:1        2.07:1       2.06:1       1.71:1       1.39:1
Total debt, less current
installments                               -        75,000       75,000       80,000       17,500
Ratio of total debt
to stockholders' equity                  N/A         .07:1        .08:1        .12:1        .04:1
Stockholders' equity               1,375,232     1,126,475      887,839      677,788      465,733
Return on average stockholders' equity 25.6%         25.7%        26.9%        40.2%        36.0%

Statistics
Number of stores opened                  172           108          117          139          152
Number of stores expanded                 82           130           94           79           56
Number of stores closed                   34            45           26           15           20
Number of stores open at year-end      1,508         1,370        1,307        1,216        1,092
Net increase in number of stores       10.1%          4.8%         7.5%        11.4%        13.8%
Comparable store sales growth
(52-week basis)                         1.0%          1.0%         5.0%        13.0%        14.0%
Sales per square foot<F6>
(52-week basis)                         $444          $463         $489         $481         $438
Square footage of gross store
space at year end                  9,165,900     7,546,300    6,509,200    5,638,400    4,762,300
Percentage increase in square feet     21.5%         15.9%        15.4%        18.4%        17.4%
Number of employees at year end       55,000        44,000       39,000       32,000       26,000
Weighted average number of shares
outstanding<F3>                  145,570,538   144,841,137  143,672,924  142,139,577  141,500,888
Number of shares outstanding
at year end, net of treasury
stock<F3>                        144,764,749   145,248,728  144,185,238  142,523,334  141,264,030

<F6> Based on weighted average monthly gross square footage.

Management's Discussion and Analysis of Results of Operations and Financial Condition


RESULTS OF OPERATIONS
Net Sales
                              Fiscal Year Ended
                Jan. 28, 1995   Jan. 29, 1994   Jan. 30, 1993
                (Fiscal 1994)   (Fiscal 1993)   (Fiscal 1992)

Net sales ($000)  $3,722,940     $3,295,679      $2,960,409
Total net sales
growth percentage         13             11              18
Comparable store sales
growth percentage          1              1               5
Net sales per average
square foot              444            463             489
Number of
New stores               172            108             117
Expanded stores           82            130              94
Closed stores             34             45              26

   The total net sales growth reflected above for fiscal 1994 and 1993 is primarily attributable to the opening of new stores (net of stores closed), and the expansion of existing stores.
   Net sales per average square foot were $444 in 1994, $463 in 1993, and $489 in 1992. Over the past five years the Company has increased the average size of its new stores and expanded existing stores as a long-term investment resulting in a total store square footage increase of 21 percent in 1994, 16 percent in 1993, and 15 percent in 1992. The expansion program negatively impacted net sales per average square foot in 1994 and 1993. Along with the expansion program, the continued store growth in the Old Navy division with lower priced merchandise and significantly larger stores will put pressure on net sales per average square foot in 1995.

Cost of Goods Sold and Occupancy Expenses
   Cost of goods sold and occupancy expenses as a percentage of net sales were 63.2 percent in 1994, 64.4 percent in 1993, and 66.1 percent in 1992.
   The resulting 1.2 percentage point increase in gross margin net of occupancy expenses in 1994 from 1993 was attributable to a 1.6 percentage point increase in merchandise margins as a percentage of net sales offset by a .4 percentage point in-crease in occupancy expenses as a percentage of net sales. The increase in merchandise margins in 1994 from 1993 was primarily attributable to higher initial merchandise margins partially offset by a larger percentage of merchandise sold at markdown prices. Entering 1995, inventory on hand is at a lower initial merchandise margin than inventory on hand last year.
   The 1.7 percentage point increase in gross margin net of occupancy expenses in 1993 from 1992 was attributable to a 2.5 percentage point increase in merchandise margins as a percentage of net sales offset by a .8 percentage point increase in occupancy expenses as a percentage of net sales. The increase in merchandise margins in 1993 from 1992 was primarily attributable to more merchandise being sold at regular prices and higher initial merchandise margins.
   Over the past two years the Company has operated at near record levels of merchandise margin when compared to the same periods of previous years, making future comparisons more challenging. This is especially true in the first half of 1995.
   The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.
   The increase in occupancy expenses as a percentage of net sales between 1994 and 1993, as well as between 1993 and 1992, was primarily attributable to the addition of larger new stores and the expansion of existing stores.

Operating Expenses
   Operating expenses as a percentage of net sales were 22.9 percent,
22.7 percent, and 22.3 percent for fiscal years 1994, 1993, and 1992. The .2 percentage point increase in 1994 from 1993 as a percentage of net sales was primarily attributable to investments in payroll and advertising expenses to support the growth of the Old Navy and International divisions and an increased focus on customer service for all divisions. These increases were partially offset by a beneficial comparison to last year when $10 million of expense was recognized to support a store refixturing program.
   The .4 percentage point increase in 1993 from 1992 was attributable to increases in bonus expense of .5 percentage points and a provision for a write-off of certain store fixtures of .3 percentage points as a percentage of net sales. These increases were partially offset by a .4 percentage point decrease in advertising costs as a percentage of net sales.

Net Interest Income/Expense
   Net interest income was $10.9 million for fiscal year 1994 compared to net interest expense of $809,000 and $3.8 million for fiscal years 1993 and 1992. The change in 1994 from 1993 is attributable to an increase in gross average investments including long-term investments and higher average interest rates. The decrease in interest expense in 1993 from 1992 was attributable to an increase in gross average investments partially offset by lower average interest rates.

Income Taxes
   The effective tax rate was 39.5 percent in 1994 compared to 39.2 percent in 1993 and 38.0 percent in 1992. The increase in the effective tax rate for 1994 and 1993 reflects changes in federal income tax law at the end of the second quarter in fiscal year 1993.

LIQUIDITY AND CAPITAL RESOURCES
   The following sets forth certain material measures of the Company's liquidity:

                                     Fiscal Year
                             1994       1993        1992
Cash provided by operating
  activities ($000)        $504,450    $551,298    $306,978
Working capital ($000)      555,827     494,194     355,649
Current ratio                2.11:1      2.07:1      2.06:1

   For the fiscal year ended January 28, 1995, the decrease in cash provided by operating activities was primarily attributable to increased income tax payments and increases in inventory purchases resulting from the Company's expansion into the Old Navy and International divisions, which more than offset an increase in net earnings exclusive of depreciation expense. For 1993, the Company's improved cash flow and working capital was due to an increase in earnings before depreciation expense, an increase in income taxes payable as well as improved inventory management which resulted in decreased inventory levels. (See accompanying Consolidated Financial Statements).
   The Company funds inventory expenditures during normal and peak periods through a combination of cash flows provided by operations and normal trade credit arrangements. The Company's business follows a seasonal pattern, peaking over a total of about ten weeks during the late summer and holiday periods. During 1994 and 1993, these periods accounted for approximately 30% of the Company's annual sales.
   Capital expenditures, net of construction allowances and dispositions, totaled approximately $220 million in 1994. These expenditures resulted in a net increase in store space of approximately 1.6 million square feet or 21 percent due to the addition of 172 new stores, the expansion of 82 stores, and the remodeling of certain stores. Capital expenditures for 1993 and 1992 were $200 million and $203 million respectively, resulting in a net increase in store space of approximately 1 million square feet or 16 percent in 1993 and approximately 871,000 square feet or 15 percent in 1992. Expenditures in 1994 and 1993 included costs for administrative facilities and equipment.
   For fiscal year 1995, the Company expects capital expenditures to total approximately $275 to $300 million, net of construction allowances, representing the addition of approximately 175 to 200 new stores, the expansion of approximately 50 to 70 stores, and the remodeling of certain stores. Planned expenditures also include amounts for administrative facilities, distribution centers, and equipment. The Company expects to fund such capital expenditures with cash flow from operations. Square footage growth is expected to be approximately 20 percent net of store closings. New stores are generally expected to be leased.
   The Company continues to explore alternatives for expanding its headquarters facilities in San Francisco and San Bruno, California.
   The Company has a credit agreement which provides for a $250 million revolving credit facility until March 1997. In addition, the credit agreement provides for the issuance of letters of credit up to $350 million at any one time. The Company had outstanding letters of credit of approximately $260 million at January 28, 1995.
   In June 1994, the Company repaid $75 million of long-term debt which had been outstanding since February 1991, with an original maturity date of February 1995.
   During the first quarter of fiscal 1994, the Company repurchased 250,000 shares of its common stock for $10,032,000 from a senior executive of the Company.
   On October 25, 1994, the Board of Directors approved a program under which the Company may repurchase up to 9 million shares of its outstanding common stock in the open market over a two year period. Under this program 1,473,500 shares were repurchased for $48,260,000 in the fourth quarter of fiscal 1994.

Per Share Data
                          Market Prices                    Cash Dividends
Fiscal              1994                 1993                1994   1993
               High       Low       High       Low
1st Quarter   $49 3/8    $39 7/8    $37 1/2     $28         $.100  $.080
2nd Quarter    48 7/8     38         37 1/4      27          .120   .100
3rd Quarter    44 3/4     30 1/8     35 3/4      25 1/2      .120   .100
4th Quarter    38 5/8     28 7/8     42 7/8      33 3/4      .120   .100
Year                                                        $.460  $.380

The principal markets on which the Company's stock is traded are the New York and Pacific Stock Exchanges. The number of holders of record of the Company's stock as of March 27, 1995 was 6,646.

Management's Report On Financial Information

   Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based on Management's best estimates and judgements.
   In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting, control and business practices and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgements by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche LLP, independent auditors. Their report, which appears in the Annual Report, is based upon their audits conducted in accordance with generally accepted auditing standards.
   The Audit and Finance Committee of the Board of Directors is comprised solely of directors who are not officers or employees of the Company.
The Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with Management, the independent auditors, and the internal auditors to assure that they are carrying out their responsibilities. The Committee also reviews and monitors the financial, accounting, and auditing procedures of the Company in addition to reviewing the Company's financial reports. Deloitte & Touche LLP and the internal auditors have full and free access to the Audit and Finance Committee, with and without Management's presence.

Independent Auditor's Report

To the Stockholders and Board of Directors of The Gap, Inc.

   We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of January 28, 1995 and January 29, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 1995 in conformity with generally accepted accounting principles.



March 2, 1995

Consolidated Statements of Earnings
($000 except per share amounts)Fiscal 1994           Fiscal 1993         Fiscal 1992
Net sales                      $3,722,940   100.0%   $3,295,679  100.0%  $2,960,409  100.0%
Costs and expenses
  Cost of goods sold and
  occupancy expenses            2,350,996    63.2%    2,121,789   64.4%   1,955,553   66.1%
  Operating expenses              853,524    22.9%      748,193   22.7%     661,252   22.3%
  Net interest (income) expense   (10,902)   (0.3%)         809       -       3,763     .1%
Earnings before income taxes      529,322    14.2%      424,888   12.9%     339,841   11.5%
Income taxes                      209,082     5.6%      166,464    5.1%     129,140    4.4%
Net earnings                   $  320,240     8.6%   $  258,424    7.8%  $  210,701    7.1%
Weighted average
number of shares              145,570,538           144,841,137         143,672,924
Earnings per share             $     2.20            $     1.78          $     1.47

See notes to consolidated financial statements.

Consolidated Balance Sheets

($000)                                    January 28, 1995  January 29, 1994
Assets
Current Assets
Cash and equivalents                           $   414,487  $    460,332
Short-term investments                             173,543        83,497
Merchandise inventory                              370,638       331,155
Prepaid expenses and other                          97,019        81,454
Total Current Assets                             1,055,687       956,438
Property and Equipment
Leasehold improvements                             639,801       556,858
Furniture and equipment                            620,104       504,952
Construction-in-progress                            34,989        28,670
                                                 1,294,894     1,090,480
Accumulated depreciation and amortization         (466,117)     (350,058)
                                                   828,777       740,422
Long-term investments                               32,097             -
Lease rights and other assets                       87,683        66,257
Total Assets                                    $2,004,244    $1,763,117
Liabilities and Stockholders' Equity
Current Liabilities
Notes payable                                  $     2,478   $     7,603
Accounts payable                                   263,724       216,664
Accrued expenses                                   185,375       163,350
Income taxes payable                                41,156        70,431
Deferred lease credits and other current liabilities 7,127         4,196
Total Current Liabilities                          499,860       462,244
Long-Term Liabilities
Long-term debt                                           -        75,000
Deferred lease credits and other liabilities       129,152        99,398
                                                   129,152       174,398
Stockholders' Equity
Common stock $.05 par value
Authorized 500,000,000 shares; issued 156,972,777
  and 155,733,256 shares; outstanding 144,764,749
  and 145,248,728 shares                             7,849         7,787
Additional paid-in capital                         298,413       240,655
Retained earnings                                1,282,301     1,026,836
Foreign currency translation adjustment             (8,320)       (8,314)
Restricted stock plan deferred compensation        (54,265)      (48,035)
Treasury stock, at cost                           (150,746)      (92,454)
                                                 1,375,232     1,126,475
Total Liabilities and Stockholders' Equity      $2,004,244   $ 1,763,117

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
($000)                                         Fiscal 1994  Fiscal 1993  Fiscal 1992
Cash Flows from Operating Activities
Net earnings                                      $320,240     $258,424   $210,701
Adjustments to reconcile net earnings to net cash
provided by operating activities
Depreciation and amortization                      168,220      141,758    114,011
Tax benefit from exercise of stock options
 by employees and from vesting of
 restricted stock                                   19,384        6,491     28,160
Deferred income taxes                              (24,431)     (22,360)   (10,525)
Change in operating assets and liabilities
Merchandise inventory                              (39,860)      33,910    (51,793)
Prepaid expenses and other                         (10,989)      (7,315)   (10,970)
Accounts payable                                    46,031       23,877     35,670
Accrued expenses                                    21,953       35,143     (6,460)
Income taxes payable                               (29,241)      56,164    (21,775)
Deferred lease credits and other
  long-term liabilities                             33,143       25,206     19,959

Net cash provided by operating activities          504,450      551,298    306,978

Cash Flows from Investing Activities
Purchase of short-term investments -  net          (90,046)     (83,497)         -
Purchase of long-term investments                  (32,097)           -          -
Purchases of property and equipment               (232,776)    (212,340)  (205,507)
Acquisition of lease rights and other assets        (4,938)      (3,687)    (9,964)

Net cash used for investing activities            (359,857)    (299,524)  (215,471)

Cash Flows from Financing Activities
Net (decrease) increase in notes payable            (4,583)       7,632          -
Payments on long-term debt                         (75,000)           -     (5,000)
Issuance of common stock                            12,849       10,768      8,721
Purchase of treasury stock                         (58,292)           -          -
Cash dividends paid                                (64,775)     (53,041)   (44,106)

Net cash used for financing activities            (189,801)     (34,641)   (40,385)

Effect of exchange rate changes on cash               (637)        (103)      (405)

Net (decrease) increase in cash and equivalents    (45,845)     217,030     50,717
Cash and equivalents at beginning of year          460,332      243,302    192,585

Cash and equivalents at end of year               $414,487     $460,332   $243,302

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
                                                                                          Additional
                                                                  Common Stock             Paid-in       Retained
($000 except per share amounts)                             Shares             Amount      Capital       Earnings
Balance at February 1, 1992                                  153,007,862      $7,650      $124,683    $  654,858
Issuance of common stock pursuant to stock option plans          609,852          30         5,749
Net issuance of common stock pursuant to management
  incentive restricted stock plans                             1,052,052          53        51,484
Tax benefit from exercise of stock options by employees and
  from vesting of restricted stock                                                          28,160
Foreign currency translation adjustment
Amortization of restricted stock
Net earnings                                                                                              210,701
Cash dividends ($.32 per share)                                                                           (44,106)

Balance at January 30, 1993                                  154,669,766      $7,733      $210,076     $  821,453
Issuance of common stock pursuant to stock option plans          655,745          33         9,076
Net issuance of common stock pursuant to management
  incentive restricted stock plans                               407,745          21        15,012
Tax benefit from exercise of stock options by employees and
  from vesting of restricted stock
Foreign currency translation adjustment
Amortization of restricted stock
Net earnings                                                                                              258,424
Cash dividends ($.38 per share)                                                                           (53,041)

Balance at January 29, 1994                                  155,733,256      $7,787      $240,655     $1,026,836
Issuance of common stock pursuant to stock option plans          624,806          31        10,874
Net issuance of common stock pursuant to management
  incentive restricted stock plans                               614,715          31        27,500
Tax benefit from exercise of stock options by employees and
  from vesting of restricted stock
Foreign currency translation adjustment
Amortization of restricted stock
Purchase of treasury stock
Net earnings                                                                                              320,240
Cash dividends ($.46 per share)                                                                           (64,775)
Balance at January 28, 1995                                  156,972,777      $7,849      $298,413     $1,282,301

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                             Foreign      Restricted
                                                             Currency     Stock Plan
                                                           Translation     Deferred            Treasury Stock
($000 except per share amounts)                             Adjustment   Compensation     Shares           Amount      Total
Balance at February 1, 1992                                   $    575     ($17,524)    (10,484,528)    ($  92,454) $   677,788
Issuance of common stock pursuant to stock option plans                                                                   5,779
Net issuance of common stock pursuant to management
  incentive restricted stock plans                                          (48,595)                                      2,942
Tax benefit from exercise of stock options by employees and
  from vesting of restricted stock                                                                                       28,160
Foreign currency translation adjustment                         (7,985)                                                  (7,985)
Amortization of restricted stock                                             14,560                                      14,560
Net earnings                                                                                                            210,701
Cash dividends ($.32 per share)                                                                                         (44,106)

Balance at January 30, 1993                                    ($7,410)    ($51,559)    (10,484,528)    ($  92,454) $   887,839
Issuance of common stock pursuant to stock option plans                                                                   9,109
Net issuance of common stock pursuant to management
  incentive restricted stock plans                                          (13,374)                                      1,659
Tax benefit from exercise of stock options by employees and
 from vesting of restricted stock                                                                                         6,491
Foreign currency translation adjustment                           (904)                                                    (904)
Amortization of restricted stock                                             16,898                                      16,898
Net earnings                                                                                                            258,424
Cash dividends ($.38 per share)                                                                                         (53,041)

Balance at January 29, 1994                                    ($8,314)    ($48,035)    (10,484,528)    ($  92,454) $ 1,126,475
Issuance of common stock pursuant to stock option plans                                                                  10,905
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                           (25,587)                                      1,944
Tax benefit from exercise of stock options by employees and
 from vesting of restricted stock                                                                                        19,384
Foreign currency translation adjustment                             (6)                                                      (6)
Amortization of restricted stock                                             19,357                                      19,357
Purchase of treasury stock                                                               (1,723,500)       (58,292)     (58,292)
Net earnings                                                                                                            320,240
Cash dividends ($.46 per share)                                                                                         (64,775)
Balance at January 28, 1995                                    ($8,320)    ($54,265)    (12,208,028)     ($150,746) $ 1,375,232

See notes to consolidated financial statements.


Notes to Consolidated Financial Statements

For the Fifty-Two Weeks ended January 28, 1995 (Fiscal 1994), January 29, 1994 (Fiscal 1993), January 30, 1993 (Fiscal 1992).

Note A: Summary of Significant Accounting Policies
   The Company is an international specialty retailer which operates stores selling casual apparel for men, women, and children under a variety of brand names including: Gap, GapKids, babyGap, Banana
Republic, and Old Navy Clothing Co. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.
   Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.
   Short-term investments include investments with an original maturity of greater than three months or a remaining maturity of less than one year. Long-term investments include investments with an original and remaining maturity of greater than one year and less than five years.
The Company's short and long-term investments consist primarily of debt securities which have been classified as held to maturity and are carried at amortized cost which approximates fair market value. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 30, 1994. The adoption of SFAS No. 115 had no material effect on the Company's consolidated financial statements for the year ended January 28, 1995.
   Merchandise inventory is stated at the lower of FIFO (first-in, first-out) cost or market.
   Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets or lease terms, whichever is less.
   Lease rights are recorded at cost and are amortized over 12 years or the lives of the respective leases, whichever is less.
   Costs associated with the opening or remodeling of stores, such as pre-opening rent and payroll, are charged to expense as incurred. The net book value of fixtures and leasehold improvements for stores scheduled to be closed or expanded within the next fiscal year is charged against current earnings.
   Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.
   Translation adjustments result from the process of translating foreign subsidiaries financial statements into U.S.dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Resulting translation adjustments are included in stockholders' equity. Income statement accounts are translated at average exchange rates during the year.
   Restricted stock awards represent deferred compensation and are shown as a reduction of stockholders' equity.
   Earnings per share are based upon the weighted average number of shares of common stock outstanding during the period.
   The Company adopted Statement of Financial Accounting Standards (SFAS) No. 119, Disclosure about Derivative Financial Instruments and Fair
Value of Financial Instruments, as of January 30, 1994. The adoption of SFAS No. 119 had no material effect on the Company's consolidated financial statements for the year ended January 28, 1995.
   Certain reclassifications have been made to the 1993 and 1992 financial statements to conform with the 1994 financial statements.

Note B: Long-Term Debt and Other Credit Arrangements
   Long-term debt at January 29, 1994 consisted of $75 million of 8.87 percent unsecured Senior Notes, due February 1995. Interest on the Senior Notes was payable quarterly. At January 29, 1994 the fair value of the Senior Notes was approximately $78 million, based on current market rates at which the Company could borrow funds with similar remaining maturities. The excess of fair value over the principal (unrealized loss) was due entirely to significantly lower market rates since the inception of the notes to January 29, 1994. The decrease in rates used to calculate the fair value was due, in part to a decline in the original term of four years to one year. In June 1994, the Company repaid in full the unsecured Senior Notes using cash provided by operating activities.

Other Credit Arrangements
   The Company has a credit agreement with a syndicated bank group which provides for a $250 million revolving credit facility until March 2, 1997. The revolving credit facility contains both auction and fixed spread borrowing options and serves as a back up for the issuance of commercial paper. In addition, the credit agreement provides for the issuance of letters of credit until March 2, 1997 of up to $350 million at any one time.
   At January 28, 1995, the Company had outstanding letters of credit totaling $259,945,000.
   Borrowings under the Company's loan and credit agreements are subject to the Company maintaining certain levels of tangible net worth and financial ratios. Under the most restrictive covenant of these agreements, $957,069,000 of retained earnings were available for the payment of cash dividends at January 28, 1995.
   Gross interest payments were $7,032,000, $7,654,000, and $7,598,000 in fiscal 1994, 1993, and 1992.

Note C:  Income Taxes
Income taxes consisted of the following:

($000)                 Fiscal 1994  Fiscal 1993   Fiscal 1992
Currently Payable
Federal income taxes     $182,811     $150,517     $114,137
Less tax credits          (12,692)     (11,484)      (9,080)
                          170,119      139,033      105,057
State income taxes         45,807       38,992       25,636
Foreign income taxes       17,587       10,799        8,972
                          233,513      188,824      139,665
Deferred
Federal                   (19,911)     (16,084)     (10,120)
State                      (4,520)      (6,276)        (405)
                          (24,431)     (22,360)     (10,525)
Total provision          $209,082     $166,464     $129,140


   The foreign component of U.S. taxable income in fiscal 1994, 1993, and 1992 was $46,224,000, $43,320,000, and $40,884,000. Deferred federal and applicable state income taxes, net of applicable foreign tax credits, have not been provided for the undistributed earnings of foreign subsidiaries (approximately $75,912,000 at January 28, 1995) because the Company intends to permanently reinvest such undistributed earnings abroad.
   The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                    Fiscal 1994    Fiscal 1993    Fiscal 1992
Federal tax rate        35.0%          35.0%          34.0%
State income taxes,
 less federal benefit    5.1            5.0            4.9
Other                    (.6)           (.8)           (.9)
Effective tax rate      39.5%          39.2%          38.0%

   Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
   Deferred tax assets (liabilities) consisted of the following at January 28, 1995, and January 29, 1994:

($000)                   January 28, 1995  January 29, 1994
Compensation and
  benefits accruals             $29,360      $26,587
Scheduled rent                   29,856       22,642
Inventory capitalization         11,035        7,933
Nondeductible accruals           20,890       17,027
Other                            14,176       12,399
Gross deferred tax assets       105,317       86,588

Depreciation                    (18,507)     (24,848)
Other                            (5,359)      (4,720)
Gross deferred tax liabilities  (23,866)     (29,568)

Net deferred tax assets         $81,451      $57,020

Income tax payments were $232,869,000, $128,347,000, and $135,099,000 in fiscal 1994, 1993, and 1992.


Note D:  Leases
     The Company leases virtually all of its store premises, office facilities, and some of its distribution centers.
   Leases relating to store premises, distribution and office facilities expire at various dates through 2030. The aggregate minimum annual lease payments under leases in effect on January 28, 1995 are as follows:

Fiscal Year                        ($000)
1995                            $  258,672
1996                               258,622
1997                               251,473
1998                               245,903
1999                               245,854
Thereafter                       1,372,776
Total minimum lease commitment  $2,633,300

   For leases which contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the expense charged to income and amounts payable under the leases as deferred lease credits. At January 28, 1995 and January 29, 1994 this liability amounted to $70,448,000 and $52,280,000.
   Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits.
   Some of the leases relating to stores in operation at January 28, 1995 contain renewal options for periods ranging up to 20 years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations (other than radius clauses).

   Rental expense for all operating leases was as follows:

($000)             Fiscal 1994  Fiscal 1993  Fiscal 1992
Minimum rentals      $244,515     $207,249     $172,256
Contingent rentals     20,955       26,574       30,990
                     $265,470     $233,823     $203,246


Note E:  Foreign Exchange Contracts
   The Company enters into foreign exchange contracts to reduce exposure to foreign currency exchange risk. These contracts are designated and effective as hedges of commitments to purchase merchandise for foreign operations. The market value gains and losses on these contracts are deferred and recognized in the income statement when the related merchandise commitments are settled. At January 28, 1995, the Company had contracts maturing at various dates through 1995, to purchase the equivalent of $54,134,000 in foreign currencies (52,241,000 Canadian dollars through September 1995, 10,560,000 British pounds through May 1995, and 2,600,000 French francs through March 1995) at the contracted rates. The deferred gains and losses on the Company's foreign exchange contracts at January 28, 1995 are immaterial.

Note F:  Stockholders' Equity and Stock Options
Common and Preferred Stock
   The Company is authorized to issue 60,000,000 shares of Class B common stock which is convertible into shares of common stock on a share-for-share basis; transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.
   The Board of Directors is authorized to issue 30,000,000 shares of one or more series of preferred stock and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features, and such other terms and conditions of each series (including voting rights) as the Board of Directors deems appropriate, without further action on the part of the stockholders. No preferred shares have been issued.
   In October 1994, the Board of Directors approved a program under which the Company may repurchase up to 9,000,000 shares of its outstanding common stock in the open market over a two year period.

Stock Options
   Under the Company's Stock Option Plan, non-qualified options to purchase common stock are granted to officers and key employees at prices not less than the fair market value at the date of grant. Outstanding options at January 28, 1995 have expiration dates ranging from February 4, 1995 to December 5, 2002 and represent grants to 1,387 key employees. At January 28, 1995, the Company reserved 8,412,699 shares of its common stock for the exercise of stock options. There were 4,539,427 and 5,461,962 shares available for granting of options at January 28, 1995 and January 29, 1994. Options for 1,481,162 and 1,286,925 shares were exercisable as of January 28, 1995 and January 29, 1994.

                                             Average Price
                                  Shares       Per Share
Balance at February 1, 1992     3,633,347       $16.12
Granted                           672,396        39.33
Exercised                        (609,852)        9.48
Cancelled                        (256,426)       23.66

Balance at January 30, 1993     3,439,465       $21.27
Granted                         1,001,370        28.76
Exercised                        (655,745)       13.89
Cancelled                        (209,547)       30.38

Balance at January 29, 1994     3,575,543       $24.20
Granted                         1,155,400        44.89
Exercised                        (624,806)       17.45
Cancelled                        (232,865)       39.94

Balance at January 28, 1995     3,873,272       $30.55


Note G: Employee Benefit and Incentive Programs
Retirement Plans
   The Company has a qualified defined contribution retirement plan called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. In addition, a non-qualified Supplemental Executive Retirement Plan (SERP) was established in 1988 which allows eligible employees to defer additional compensation up to a maximum amount defined in the plan. Under both plans, the Company matches all or a portion of the employee's contributions under a predetermined formula; the Company's contributions vest on behalf of the employee progressively over a seven-year period. The non-qualified Supplemental Executive Retirement Plan (SERP) was frozen on December 31, 1993 and no further employee or Company contributions have been made to the plan. Company contributions to the retirement plan and the Supplemental Executive Retirement Plan in fiscal 1994, 1993, and 1992 were $8,281,000, $6,731,000, and $5,572,000.
   A non-qualified Executive Deferred Compensation Plan (EDCP) was established on January 1, 1994 and a non-qualified Executive Capital Accumulation Plan (ECAP) was established on April 1, 1994. Both plans allow eligible employees to defer additional compensation up to a maximum amount defined in each plan. There are no Company matching contributions.

Employee Benefits Plan
   The Company has established an Employee Benefits Plan (the Plan) to provide certain health and welfare benefits. Payments made to the Plan relating to benefits payable in future periods are included in prepaid expenses.

Incentive Compensation Plans
   The Company has a Management Incentive Cash Award Plan (MICAP) for key management employees. The MICAP empowers the Compensation and Stock Option Committee to award compensation, in the form of cash bonuses, to employees based on the achievement of Company and individual performance goals. Incentive awards can also be made in the form of restricted shares of the Company's stock, under the Management Incentive Restricted Stock Plan II. Restrictions on shares generally lapse in one to five years. Compensation expense is recorded during the vesting period.
   An Executive Management Incentive Cash Award Plan (Executive MICAP) was established on March 22, 1994 for key executive officers. The Executive MICAP empowers the Compensation and Stock Option Committees to award compensation in the form of cash bonuses to executives based on the achievements of Company wide or divisional earnings goals for that fiscal year.

Employee Stock Purchase Plan
   In October 1994, the Board of Directors approved an Employee Stock Purchase Plan effective December 1, 1994 subject to shareholder approval at the annual meeting of shareholders in May 1995. Under the Plan all eligible employees may purchase common stock of the Company at 85% of the lower of the closing price of the Company's common stock on the grant date or the purchase date on the New York Stock Exchange Composite Transactions Index. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 to 15 percent. There were no shares issued under the plan at January 28, 1995. At January 28, 1995 there were 2,000,000 shares reserved for future subscriptions.

Note H:  Related Party Transactions
   The Company has an agreement with Fisher Development, Inc. (FDI), wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. During fiscal 1994, 1993, and 1992, FDI acted as general contractor for 159, 104, and 111 new stores' leasehold improvements and fixtures. In addition, FDI supervised construction of 79, 128, and 93 expansions, as well as remodels of existing stores, in fiscal 1994, 1993, and 1992. FDI construction also included administrative offices. Total cost of this construction was $142,791,000, $133,104,000, and $134,582,000,
including profit and overhead costs of $10,738,000, $10,095,000, and $9,687,000. At January 28, 1995 and January 29, 1994, amounts due to FDI were $12,298,000 and $11,857,000, respectively.
    The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

Note I:  Quarterly Financial Information (Unaudited)
Fiscal 1994 Quarter Ended


($000 except per       April 30,  July 30,   Oct. 29,   Jan. 28,    Fiscal
 share amounts)          1994       1994       1994       1995       1994
Net sales              $751,670   $773,131   $988,346 $1,209,793 $3,722,940
Gross profit            289,583    265,277    378,848    438,236  1,371,944
Net earnings             63,478     44,352     93,647    118,763    320,240
Net earnings per share      .44        .30        .64        .82       2.20

Fiscal 1993 Quarter Ended

($000 except per         May 1,   July 31,   Oct. 30,   Jan. 29,    Fiscal
 share amounts)           1993      1993       1993       1994       1994
Net sales              $643,580   $693,192   $898,677 $1,060,230 $3,295,679
Gross profit            219,624    200,542    339,841    413,883  1,173,890
Net earnings             41,505     28,659     78,915    109,345    258,424
Net earnings per share      .29        .20        .54        .75       1.78