Form 10-K405, Exhibit 13
period 1996-02-03
GAP INC
filed 1996-04-22
CIK 39911

The Gap, Inc. and Subsidiaries

ten-year selected financial data

Fiscal Years	                            1995	        1994	        1993	       1992
		                                      53 weeks	    52 weeks	    52 weeks	   52 weeks
Operating Results ($000)
Net sales				                          $4,395,253	  $3,722,940	  $3,295,679	 $2,960,409
Cost of goods sold and occupancy
	expenses, excluding depreciation
	and amortization		                   		2,645,736   	2,202,133   	1,996,929  	1,856,102
Percentage of net sales		             		    60.2%	       59.2%	       60.6%	      62.7%
Depreciation and amortization(a)	      	  175,719	     148,863   	  124,860	     99,451
Operating expenses	                  			1,004,396   	  853,524	     748,193	    661,252
Net interest (income) expense		        	  (15,797)	    (10,902)       		809	      3,763
Earnings before income taxes(b)	       	  585,199   	  529,322   	  424,888	    339,841
Percentage of net sales               		    13.3%	       14.2%	       12.9%	      11.5%
Income taxes	                       				  231,160   	  209,082   	  166,464	    129,140
Net earnings				                          354,039	     320,240	     258,424	    210,701
Percentage of net sales		             		     8.1%	        8.6%	        7.8%	       7.1%
Cash dividends			                     		   66,993	      64,775   	   53,041	     44,106
Capital expenditures(c)		             		  309,599	     236,616	     215,856	    213,659

Per Share Data(d)
Net earnings(e)                            	$1.23       	$1.10       	$ .89       $ .73
Cash dividends                               	.24	         .23         	.19         .16
Stockholders' equity (book value)(f)	        5.70	        4.75	        3.88	       3.08
Financial Position ($000)
Property and equipment (net)	          $  957,752  	$  828,777  	$  740,422 	$  650,368
Merchandise inventory	                    482,575	     370,638	     331,155	    365,692
Total assets	                           2,343,068	   2,004,244   	1,763,117	  1,379,248
Working capital	                          728,301	     555,827	     494,194	    355,649
Current ratio	                             2.32:1	      2.11:1	      2.07:1	     2.06:1
Total debt, less current installments      	 -            -          75,000	     75,000
Ratio of long-term debt to                    N/A          N/A        .07:1         .08:1
 stockholders' equity
Stockholders' equity	                   1,640,473    	1,375,232	   1,126,475	     887,839
Return on average assets	                   16.3%	        17.0%       	16.4%	       16.7%
Return on average stockholders' equity	     23.5%	        25.6%	       25.7%	       26.9%

Statistics
Number of stores opened	                      225	          172	         108	         117
Number of stores expanded	                     55	           82	         130	          94
Number of stores closed	                       53	           34	          45	          26
Number of stores open at year-end	          1,680	        1,508	       1,370	       1,307
Net increase in number of stores	           11.4%	        10.1%	        4.8%   	     7.5%
Comparable store sales growth
	(52-week basis)	                            0.0%	         1.0%	        1.0%	        5.0%
Sales per square foot(g)
	(52-week basis)	                            $425	         $444	        $463	        $489
Square footage of gross store
	space at year-end	                    11,100,200	    9,165,900	   7,546,300 	  6,509,200
Percentage increase in square feet	         21.1%	        21.5%	       15.9%  	     15.4%
Number of employees at year-end	           60,000	       55,000	      44,000	      39,000
Weighted average number               288,062,430	  291,141,076	 289,682,274 	287,345,848
 of shares outstanding(d)
Number of shares outstanding at
	year-end, net of treasury stock(d)  	287,747,984	  289,529,498 	290,497,456  288,370,476

(a)	Excludes amortization of restricted stock.
(b)	1989 includes a non-recurring pretax charge of $10,785 ($.02 per share after tax) taken in the fourth quarter for costs associated with closing the Hemisphere stores. 1988 includes a non-recurring pretax charge of $6,800
    ($.01 per share after tax) taken in the first quarter for costs associated with the restructuring of Banana Republic's operations.
(c)	Includes property and equipment, as well as lease rights.
(d)	Reflects the 2-for-1 splits of common stock in the form of a stock dividend to stockholders of record on March 18, 1996; June 17, 1991;
    September 17, 1990; and June 30, 1986.
(e)	Based on weighted average number of shares outstanding at year-end.
(f)	Based on actual number of shares outstanding at year-end.
(g)	Based on weighted average gross square footage.


                                       		1991	         1990	          1989	          1988	           1987	         1986
                                     		52 weeks	      52 weeks	      53 weeks	      52 weeks	       52 weeks	     52 weeks
Net sales				         		              $2,518,893    	$1,933,780    	$1,586,596	    $1,252,097	     $1,062,021	    $848,009
Cost of goods sold and occupancy
	expenses, excluding depreciation
	and amortization		   			              1,496,156	     1,187,644 	    1,006,647	       814,028	        654,361	     479,033
Percentage of net sales					               59.4%	         61.4%	         63.4%	         65.0%	          61.6%	       56.5%
Depreciation and amortization(a)			       72,765        	53,599	        39,589	        31,408	         24,869	      20,943
Operating expenses					                  575,686	       454,180	       364,101	       277,429	        254,209	     209,165
Net interest (income) expense				          3,523	         1,435	         2,760	         3,416 	         3,860	       1,640
Earnings before income taxes(b)			       370,763	       236,922	       162,714	       125,816	        124,722	     137,228
Percentage of net sales        			         14.7%          12.3%         	10.3%	         10.0%	          11.7%	       16.2%
Income taxes			                       			140,890        	92,400	        65,086	        51,585	         55,127	      69,129
Net earnings				                       		229,873       	144,522        	97,628	        74,231 	        69,595	      68,099
Percentage of net sales		                			9.1%	          7.5%	          6.2%	          5.9% 	          6.6%        	8.0%
Cash dividends						                      41,126  	      29,625	        22,857	        18,244	         17,328	      10,621
Capital expenditures(c)					             244,323	       199,617        	94,266	        68,153  	       67,307	      48,112

Per Share Data(d)
Net earnings(e)			                         $ .81	         $ .51         	$ .35	          $.26	           $.24	        $.24
Cash dividends		                             .15 	          .11           	.09	           .07	            .06	         .04
Stockholders' equity (book value)(f)		      2.38	          1.65	          1.20	           .98	            .95	         .74

Financial Position ($000)
Property and equipment (net)			       $  547,740	    $  383,548	    $  238,103	    $  191,257	     $  156,639	     $117,185
Merchandise inventory				                313,899	       247,462       	243,482	       193,268	        194,886	      146,021
Total assets			                        1,147,414	       776,900	       579,483	       481,148	        434,231	      363,862
Working capital			                       235,537	       101,518	       129,139	       106,210	        129,988	      111,154
Current ratio			                          1.71:1	        1.39:1	        1.69:1	        1.70:1	         2.01:1	       1.93:1
Total debt, less current installments	 			80,000	        17,500	        20,000	        22,000	         18,500	       15,000
Ratio of long-term debt
 to stockholders' equity			                .12:1	         .04:1	         .06:1	         .08:1	          .05:1	        .07:1

Stockholders' equity				                 677,788	       465,733	       337,972	       276,399	        272,912	      211,953
Return on average assets				               23.9%	         21.3%	         18.4%	         16.2%	          17.4%	        21.4%
Return on average stockholders' equity   		40.2%	         36.0%	         31.8%	         27.0%	          28.7%	        37.5%

Statistics
Number of stores opened			                   139	           152	            98	           106	            110	           86
Number of stores expanded			                  79	            56	             7	           N/A	            N/A	          N/A
Number of stores closed			                    15	            20	            38	            21	             19	           10
Number of stores open at year-end		        1,216	         1,092	           960	           900	            815	          724
Net increase in number of stores		         11.4%	         13.8%	          6.7%	         10.4%	          12.6%	        11.7%
Comparable store sales growth
	(52-week basis)				                       13.0%	         14.0%	         15.0%	          8.0%	           9.0%	        12.0%
Sales per square foot(g)
	(52-week basis)			                         $481	          $438	          $389	          $328	           $292	         $250
Square footage of gross store
	space at year-end	 		                 5,638,400	     4,762,300	     4,056,600	     3,879,300	      3,644,500	    3,376,100
Percentage increase in square feet		       18.4%	         17.4%	          4.6%	          6.4%	           8.0%	         8.4%
Number of employees at year-end		         32,000	        26,000	        23,000	        20,000	         16,000	       12,000
Weighted average number
 of shares outstanding(d)	          	284,279,154	   283,001,776   	282,160,400	   289,178,240	    285,836,104	  282,390,080
Number of shares outstanding at
	 year-end, net of treasury stock(d)	285,046,668	   282,528,060	   281,102,808	   281,050,912	    286,959,704	  284,569,000



management's discussion and analysis of results of operations and financial condition

Results of Operations
Net Sales
                                       	Fiscal Year Ended
                            	Feb. 3, 1996	Jan. 28, 1995	Jan. 29, 1994
                           	(Fiscal 1995)	(Fiscal 1994)	(Fiscal 1993)
                              	53 Weeks	    52 Weeks	    52 Weeks
Net sales ($000)	             $4,395,253	  $3,722,940	  $3,295,679
Total net sales growth
	percentage
	(52-week basis)	                     18	          13           11
Comparable store sales
	growth percentage
	(52-week basis)	                      0	           1            1
Net sales per average
	square foot	                        425	         444	         463
Average square footage
	of gross store space (000)	      10,201       	8,380	       7,115
Number of
	New stores	                         225	         172	         108
	Expanded stores	                     55	          82	         130
	Closed stores	                       53	          34	          45

The total net sales growth reflected above for fiscal 1995 and 1994 was primarily attributable to the opening of new stores (net of stores closed) and the expansion of existing stores. An additional week of operations during fiscal 1995 compared to fiscal 1994 contributed one percent to sales growth.

Net sales per average square foot were $425 in 1995, $444 in 1994, and $463 in 1993. The decline in net sales per average square foot in 1995 compared to 1994 was primarily attributable to continued store growth in the Old Navy division, with lower priced merchandise and significantly larger stores and to increases in the average size of new stores in other divisions in connection with the Company's store expansion program. The decline in net sales per average square foot in 1994 compared to 1993 was primarily the result of the Company's expansion program. Over the past six years the Company has increased the average size of its new stores and expanded existing stores as a long-term investment.

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales were
64.2 percent in 1995, 63.2 percent in 1994, and 64.4 percent in 1993.

The resulting 1.0 percentage point decrease in gross margin net of occupancy expenses in 1995 from 1994 was attributable to a 1.2 percentage point decrease in merchandise margins as a percentage of net sales offset by a .2 percentage point decrease in occupancy expenses as a percentage of net sales. The decrease in merchandise margins in 1995 from 1994 was driven by a decline in initial merchandise margin in the first three quarters partially offset by better regular priced selling in the second half.

The 1.2 percentage point increase in gross margin net of occupancy expenses in 1994 from 1993 was attributable to a 1.6 percentage point increase in merchandise margins as a percentage of net sales offset by a .4 percentage point increase in occupancy expenses as a percentage of net sales. The increase in merchandise margins in 1994 from 1993 was primarily attributable to higher initial merchandise margins partially offset by a larger percentage of merchandise sold at markdown prices.

The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.

The decrease in occupancy expenses as a percentage of net sales between 1995 and 1994 was attributable to leverage obtained from the 53rd week of sales. Without this extra week, occupancy expenses as a percentage of net sales would have been essentially flat.

The increase in occupancy expenses as a percentage of net sales between 1994 and 1993 was primarily attributable to the addition of larger new stores and the expansion of existing stores.

Operating Expenses

Operating expenses as a percentage of net sales were 22.9 percent for fiscal years 1995 and 1994, and 22.7 percent for fiscal 1993.

During fiscal 1995, a .3 percentage point increase in advertising costs as a percentage of net sales was offset by a .4 percentage point decrease in bonus expense as a percentage of net sales. Advertising costs increased to support our brands and included marketing expense relative to the opening of stores in Germany, Japan, and the Old Navy store in Manhattan. The Company expects advertising costs to increase in 1996. Due to the Company's performance relative to financial targets, less bonus expense was recognized in 1995.

The .2 percentage point increase in 1994 from 1993 was primarily attributable to investments in payroll and advertising costs to support the growth of the Old Navy and International divisions and an increased focus on customer service for all divisions. These increases were partially offset by a beneficial comparison from 1993 when $10 million of expense was recognized to support a store refixturing program.

Net Interest Income/Expense

Net interest income was $15.8 and $10.9 million for fiscal years 1995 and 1994 compared to net interest expense of $809,000 for fiscal 1993. The change in 1995 from 1994 was primarily attributable to an increase in income from higher average interest rates. The change in 1994 from 1993 was attributable to an increase in gross average investments including long-term investments and higher average interest rates.

Income Taxes

The effective tax rate was 39.5 percent in 1995 and 1994 compared with 39.2 percent in 1993. The increase in the effective tax rate for 1994 reflects changes in federal income tax laws at the end of the second quarter in fiscal 1993.

Liquidity and Capital Resources

The following sets forth certain measures of the Company's liquidity:

                                       	Fiscal Year
	                               1995	      1994	     1993
Cash provided by operating
	activities ($000)	           $489,087	  $504,450	  $551,298
Working capital ($000)	        728,301	   555,827	   494,194
Current ratio	                  2.32:1	    2.11:1	    2.07:1

For the fiscal year ended February 3, 1996, the decrease in cash provided by operating activities was attributable to an increased investment in inventory partially offset by a decrease in income tax payments. Merchandise inventories increased primarily as a result of new products, new store growth, and early receipt of Spring merchandise to accommodate a one week shift in the Spring selling season. For 1994, the decrease in cash provided by operating activities was primarily attributable to increased income tax payments and increases in inventory purchases resulting from the Company's expansion into the Old Navy and International divisions. The Company's overall cash and liquidity position continues to be strong (see accompanying consolidated financial statements).

The Company funds inventory expenditures during normal and peak periods through a combination of cash flows provided by operations and normal trade credit arrangements. The Company's business follows a seasonal pattern, peaking over a total of about ten to twelve weeks during the late summer and holiday periods. During 1995 and 1994, these periods accounted for approximately 34 and 30 percent of the Company's annual sales respectively.

Capital expenditures net of construction allowances and dispositions, totaled approximately $291 million in 1995. These expenditures resulted in a net increase in store space of approximately 1.9 million square feet or 21 percent due to the addition of 225 new stores, the expansion of 55 stores, and the remodeling of certain stores. Capital expenditures for 1994 and 1993 were $220 million and $200 million respectively, resulting in a net increase in store space of approximately 1.6 million square feet or 21 percent in 1994, and approximately 1 million square feet or 16 percent in 1993. Expenditures in 1995, 1994, and 1993 included costs for administrative facilities and equipment.

For fiscal 1996, the Company expects capital expenditures to total approximately $300 to $350 million, net of construction allowances, representing the addition of approximately 175 to 200 new stores, the expansion of approximately 30 to 40 stores, and the remodeling of certain stores. Planned expenditures also include amounts for administrative facilities, distribution centers, and equipment. The Company expects to fund such capital expenditures with cash flow from operations, although it is considering financing certain administrative facilities. Square footage growth is expected to be approximately 15 percent before store closings. New stores are generally expected to be leased.

During 1995, the Company commenced construction of a distribution center in Gallatin, Tennessee for an estimated cost at completion of $45 to $55 million. The facility is expected to be in operation in late 1996. In February 1996, the Company exercised an option to purchase land for $9 million in San Bruno, California to expand its headquarters facilities. Construction is expected to commence in April 1996 for an estimated cost at completion of $55 to $60 million. The facility is expected to be in operation in late 1997.

On February 27, 1996, the Company's Board of Directors authorized a two-for-one split of its common stock effective April 10, 1996, in the form of a stock dividend for stockholders of record at the close of business on March 18, 1996. Per share amounts in the accompanying consolidated financial statements give effect to the stock split.

The Company has a credit agreement which provides for a $250 million revolving credit facility through June 30, 1998. In addition, the credit agreement provides for the issuance of letters of credit up to $500 million at any one time. The Company had outstanding letters of credit of approximately $423 million at February 3, 1996.

In June 1994, the Company repaid $75 million of long-term debt which had been outstanding since February 1991, with an original maturity date of February 1995.

In October 1994, the Board of Directors approved a program under which the Company may repurchase up to 18,000,000 shares of its outstanding common stock in the open market over a two year period. During 1995, 4,192,800 shares were repurchased for approximately $73 million and under the program to date, 7,139,800 shares have been repurchased for approximately $121 million.

Per Share Data
                        	   Market Prices	              Cash Dividends
Fiscal	               1995	                1994	          1995	1994
	                High	      Low	      High	      Low
1st Quarter    $17 3/4	   $15 3/8    $24 3/4  	$20     		 $.06	 $.05
2nd Quarter     18 3/4    	14 7/8    	24 1/2	   19    	   	.06 	 .06
3rd Quarter     20 1/4    	15 7/8    	22 3/8	   15 1/8   		.06	  .06
4th Quarter     25 1/2	    19 1/4    	19 3/8	   14 1/2	 	  .06 	 .06
Year                                                						$.24	 $.23

The information above has been adjusted to reflect the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.

The principal markets on which the Company's stock is traded are the New York and Pacific Stock Exchanges. The number of holders of record of the Company's stock as of March 25, 1996 was 5,864.


management's report on financial information

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based on Management's best estimates and judgements.

In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting control and business practices, and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgements by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche LLP, independent auditors. Their report, which appears in the Annual Report, is based upon their audits conducted in accordance with generally accepted auditing standards.

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



independent auditor's report

To the Stockholders and Board of Directors of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of February 3, 1996 and January 28, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

San Francisco, California
February 29, 1996, except for Note A paragraph two, and Note G paragraph seven, as to which the date is April 10, 1996.


The Gap, Inc. and Subsidiaries

consolidated statements of earnings

                                 		Fifty-three		          Fifty-two		          Fifty-two
                                 		Weeks Ended		          Weeks Ended		        Weeks Ended
($000 except per share amounts) 	February 3, 1996	     	January 28, 1995	  	January 29, 1994
Net sales	                      $4,395,253 	100.0%    $3,722,940  	100.0%    	$3,295,679	 100.0%
Costs and expenses
Cost of goods sold and
occupancy expenses	              2,821,455  	64.2%	     2,350,996  	63.2%	     2,121,789	  64.4%
Operating expenses	              1,004,396  	22.9%       	853,524  	22.9%	       748,193	  22.7%
Net interest (income) expense	     (15,797)  (0.4%)       (10,902) 	(0.3%)    	      809     -
Earnings before income taxes	      585,199  	13.3%	       529,322	  14.2%	       424,888	  12.9%
Income taxes	                      231,160	   5.2%	       209,082	   5.6%	       166,464	   5.1%

Net earnings	                    $  354,039  	8.1%	    $  320,240	   8.6%     $  258,424  	 7.8%

Weighted average
	number of shares(a)	           288,062,430		         291,141,076          		289,682,274

Earnings per share(a)	           $     1.23		          $     1.10		           $     0.89

See notes to consolidated financial statements.

(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.


The Gap, Inc. and Subsidiaries

consolidated balance sheets

($000)	                                February 3, 1996  		January 28, 1995
Assets
Current Assets
Cash and equivalents                          	$  579,566		$   414,487
Short-term investments                            	89,506    		173,543
Merchandise inventory                            	482,575    		370,638
Prepaid expenses and other	                       128,398     		97,019

Total Current Assets	                           1,280,045	  	1,055,687

Property and Equipment
Leasehold improvements                           	736,879    		639,801
Furniture and equipment                          	763,673    		620,104
Construction-in-progress	                          62,030     		34,989
                                               	1,562,582	  	1,294,894
Accumulated depreciation and amortization	       (604,830)   	(466,117)
                                                 	957,752	    	828,777
Long-term investments                             	30,370	     	32,097
Lease rights and other assets                     	74,901     		87,683

Total Assets                                  	$2,343,068 	 $2,004,244

Liabilities and Stockholders' Equity
Current Liabilities
Notes payable	                                 $   21,815  	$    2,478
Accounts payable	                                 262,505		    263,724
Accrued expenses	                                 194,426		    185,375
Income taxes payable	                              66,094		     41,156
Deferred lease credits and                          6,904		      7,127
  other current liabilities
Total Current Liabilities	                        551,744 	   	499,860

Long-Term Liabilities
Deferred lease credits and other liabilities	     150,851	    	129,152
                                                 	150,851	    	129,152
Stockholders' Equity
Common stock $.05 par value(a)
Authorized 500,000,000 shares; issued
 315,971,306 and 313,945,554 shares;
 outstanding 287,747,984 and 289,529,498
 shares	                                           15,799     		15,697
Additional paid-in capital(a)	                    335,193 		   290,565
Retained earnings	                              1,569,347  		1,282,301
Foreign currency translation adjustment	           (9,071)     	(8,320)
Restricted stock plan deferred compensation	      (48,735)    	(54,265)
Treasury stock, at cost	                         (222,060)   	(150,746)
                                               	1,640,473	  	1,375,232
Total Liabilities and Stockholders' Equity	    $2,343,068 		$2,004,244

See notes to consolidated financial statements

(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.


The Gap, Inc. and Subsidiaries

consolidated statements of cash flows
                                                      	Fifty-three		Fifty-two	 	Fifty-two
                                                      	Weeks Ended		Weeks Ended	Weeks Ended
($000)	                                                 February 3, January 28,	January 29,
                                                          1996         1995        1994
Cash Flows from Operating Activities
Net earnings	                                             $354,039	 	$320,240	 	$258,424
Adjustments to reconcile net earnings to net cash
provided by operating activities
Depreciation and amortization(a)	                          197,440		  168,220		  141,758
Tax benefit from exercise of stock options by
employees and from vesting of restricted stock	             11,444	   	19,384		    6,491
Deferred income taxes	                                      (2,477)   (24,431)	  (22,360)
Change in operating assets and liabilities
Merchandise inventory	                                    (113,021) 	 (39,860)	   33,910
Prepaid expenses and other                                	(15,278) 	 (10,989)	   (7,315)
Accounts payable	                                            1,183   		46,031	  	 23,877
Accrued expenses	                                            9,427 	   21,953	  	 35,143
Income taxes payable                                       	24,806  		(29,241)   	56,164
	Deferred lease credits and other long-term liabilities    	21,524	   	33,143   		25,206

Net cash provided by operating activities	                 489,087  		504,450		  551,298

Cash Flows from Investing Activities
Net maturity (purchase) of short-term investments	         116,134	  	(36,474)	  (83,497)
Purchase of long-term investments	                         (30,370)  	(85,669)	      -
Purchase of property and equipment	                       (302,260) 	(232,776) 	(212,340)
Acquisition of lease rights and other assets	               (6,623)   	(4,938)  	 (3,687)

Net cash used for investing activities	                   (223,119)	 (359,857)	 (299,524)

Cash Flows from Financing Activities
Net increase (decrease) in notes payable	                   20,787   		(4,583) 	   7,632
Payments on long-term debt	                                    -    		(75,000)       -
Issuance of common stock	                                   17,096		   12,849		   10,768
Purchase of treasury stock                                	(71,314)  	(58,292) 	     -
Cash dividends paid             	                          (66,993)	  (64,775)		 (53,041)

Net cash used for financing activities	                   (100,424) 	(189,801)	  (34,641)

Effect of exchange rate changes on cash	                      (465)     	(637)	     (103)

Net increase (decrease) in cash and equivalents	           165,079		  (45,845) 	 217,030
Cash and equivalents at beginning of year	                 414,487  		460,332		  243,302

Cash and equivalents at end of year	                      $579,566	 	$414,487		 $460,332


See notes to consolidated financial statements.

(a) Includes amortization of restricted stock.



consolidated statements of
stockholders' equity

                                                      								                                       Foreign
				                                                                     Additional				              Currency
				                                                Common Stock          Paid-in		    Retained 		  Translation
($000 except per share amounts)	                 Shares		      Amount	   Capital(a) 	  Earnings		   Adjustment
Balance at January 30, 1993	                   309,339,532		  $15,467	    $202,342		  $  821,453 	   ($7,410)
Issuance of common stock pursuant
 to stock option plans	                          1,311,490		       65	       9,044
Net issuance of common stock pursuant to
 management incentive restricted stock plans      	815,490		       41	      14,992
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock     		                       6,491
Foreign currency translation adjustment								                                                         (904)
Amortization of restricted stock
Net earnings						                                                                        258,424
Cash dividends ($.19 per share)                                                       		  (53,041)
Balance at January 29, 1994	                     311,466,512 		$15,573	   $232,869		   $1,026,836	 	 ($8,314)
Issuance of common stock pursuant
 to stock option plans	                            1,249,612		      63	     10,842
Net issuance of common stock pursuant to
 management incentive restricted stock plans	      1,229,430		      61	     27,470
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock			 	                        19,384
Foreign currency translation adjustment								                                                           (6)
Amortization of restricted stock
Purchase of treasury stock
Net earnings						                                                                        320,240
Cash dividends ($.23 per share)	                                                         	(64,775)
Balance at January 28, 1995	                     313,945,554		  $15,697	  $290,565		   $1,282,301		  ($8,320)
Issuance of common stock pursuant
 to stock option plans	                              994,372       		50	     9,616
Net issuance of common stock pursuant to
 management incentive restricted stock plans	      1,031,380 	      	52	    19,556
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock	                         			11,444
Foreign currency translation adjustment								                                                         (751)
Amortization of restricted stock
Purchase of treasury stock
Reissuance of treasury stock				                                             4,012
Net earnings				                                                                        		354,039
Cash dividends ($.24 per share)				                                                       (66,993)
Balance at February 3, 1996	                     315,971,306  		$15,799 	 $335,193 		  $1,569,347		  ($9,071)





consolidated statements of
stockholders' equity

		                                         					Restricted
                           			                  Stock Plan
				                                             Deferred             Treasury Stock
($000 except per share amounts)		              Compensation		    Shares(a)			     Amount		        Total
Balance at January 30, 1993			                  	($51,559)     	(20,969,056)   	($  92,454)	  $   887,839
Issuance of common stock pursuant to
 stock option plans														                                                                   9,109
Net issuance of common stock pursuant to
 management incentive restricted stock plans 				 (13,374)			                          			          1,659
Tax benefit from exercise of stock options
 by employees and from vesting of restricted stock												                                      6,491
Foreign currency translation adjustment							             							                                   (904)
Amortization of restricted stock								           16,898 							                                  16,898
Net earnings														                                                                        258,424
Cash dividends ($.19 per share)													  	                                                   (53,041)
Balance at January 29, 1994		 	                  ($48,035)	     (20,969,056)		  ($  92,454)	  $ 1,126,475
Issuance of common stock pursuant to
 stock option plans														                                                                  10,905
Net issuance of common stock pursuant to
 management incentive restricted stock plans					 (25,587) 						                                   1,944
Tax benefit from exercise of stock options by
  employees and from vesting of restricted stock			                                                19,384
Foreign currency translation adjustment						                                                          (6)
Amortization of restricted stock							            19,357							                                   19,357
Purchase of treasury stock					 		                               (3,447,000)		     (58,292) 	     (58,292)
Net earnings														                                                                        320,240
Cash dividends ($.23 per share)													                                                      (64,775)
Balance at January 28, 1995			                   ($54,265) 	    (24,416,056)		  ($ 150,746)	  $ 1,375,232
Issuance of common stock pursuant to
 stock option plans														                                                                   9,666
Net issuance of common stock pursuant to
 management incentive restricted stock plans					 (16,191)						                                    3,417
Tax benefit from exercise of stock options by
 employees and from vesting of restricted stock														                                      11,444
Foreign currency translation adjustment								   					                                              (751)
Amortization of restricted stock								           21,721							                                   21,721
Purchase of treasury stock					 					                            (4,192,800) 	     (72,717) 	     (72,717)
Reissuance of treasury stock										                              385,534			       1,403		        5,415
Net earnings														                                                                        354,039
Cash dividends ($.24 per share)									 						                                                   (66,993)
Balance at February 3, 1996			                    ($48,735)     (28,223,322)		  ($ 222,060)	  $ 1,640,473

See notes to consolidated financial statements.

(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.



The Gap, Inc. and Subsidiaries

notes to consolidated financial statements

For the Fifty-Three Weeks ended February 3, 1996, and the Fifty-Two Weeks ended January 28, 1995 and January 29, 1994.

Note A: Summary of Significant Accounting Policies

The Company is an international specialty retailer which operates stores selling casual apparel, shoes, and other accessories for men, women, and children under a variety of brand names including: Gap, GapKids, babyGap, Banana Republic, and Old Navy Clothing Co. Its principal markets consist of the United States, Canada, Europe, and Asia with the United States being the most significant.

On February 27, 1996, the Company's Board of Directors authorized a two-for-one split of its common stock effective April 10, 1996, in the form of a stock dividend for stockholders of record at the close of business on March 18, 1996. Per share amounts in the accompanying consolidated financial statements give effect to the stock split.

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Costs associated with the opening or remodeling of stores, such as pre-opening rent and payroll, are charged to expense as incurred. The net book value of fixtures and leasehold improvements for stores scheduled to be closed or expanded within the next fiscal year is charged against current earnings. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of as of January 29, 1995. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial statements.

Costs associated with the production of advertising, such as writing copy, printing, and other costs, are charged to expense when incurred. Costs associated with communicating advertising that has been produced, such as magazine and billboard space, are charged to expense when the advertising first takes place. Advertising costs were $64 million, $44 million, and $38 million in fiscal 1995, 1994, and 1993 respectively.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

Translation adjustments result from the process of translating foreign subsidiaries financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in stockholders' equity.

Restricted stock awards represent deferred compensation and are shown as a reduction of stockholders' equity. The Company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation in fiscal 1996. SFAS No. 123 establishes accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. Under SFAS No. 123 the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method under APB 25, Accounting for Stock Issued to Employees and provide pro forma disclosures of net earnings and earnings per share as if the accounting provisions of SFAS No. 123 had been adopted. The Company plans to adopt only the disclosure requirements of SFAS No. 123; therefore such adoption will have no effect on the Company's consolidated net earnings or cash flows.

Earnings per share are based upon the weighted average number of shares of common stock outstanding during the period.

Certain reclassifications have been made to the 1994 and 1993 financial statements to conform with the 1995 financial statements.

Note B: Debt and Other Credit Arrangements

The Company has a credit agreement with a syndicated bank group which provides for a $250 million revolving credit facility through June 30, 1998. The revolving credit facility contains both auction and fixed spread borrowing options and may serve as support for the Company's commercial paper program. In addition, the credit agreement provides for the issuance of letters of credit through July 2, 1996 of up to $500 million at any one time.

At February 3, 1996, the Company had outstanding letters of credit totaling $423,474,000.

Borrowings under the Company's loan and credit agreements are subject to the Company maintaining certain levels of tangible net worth and financial ratios. Under the most restrictive covenant of these agreements, $1,139,863,000 of retained earnings were available for the payment of cash dividends at February 3, 1996.

Gross interest payments were $2,274,000, $7,032,000, and $7,654,000 in fiscal 1995, 1994, and 1993 respectively.

Note C: Income Taxes

Income taxes consisted of the following:

                     	Fifty-Three	    Fifty-Two	      Fifty-Two
                     	Weeks Ended	   Weeks Ended	    Weeks Ended
($000)	               Feb. 3, 1996 	Jan. 28, 1995  	Jan. 29, 1994
Currently Payable
Federal income taxes	   $180,597	     	$182,811     		$150,517
Less tax credits	         (4,397)  	   (12,692)	      (11,484)
                        	176,200		     170,119	      	139,033
State income taxes	       40,111		      45,807		       38,992
Foreign income taxes	     17,348	  	    17,587		       10,799
                         233,659		     233,513		      188,824
Deferred
Federal	                  (7,169)  	   (19,911)	      (16,084)
State	                     4,670		      (4,520)	       (6,276)
                         	(2,499)   	  (24,431)      	(22,360)
Total provision        	$231,160	    	$209,082	     	$166,464

The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 1995, 1994, and 1993 was $71,545,000, $66,701,000, and
$47,589,000 respectively. Deferred federal and applicable state income taxes, net of applicable foreign tax credits, have not been provided for the undistributed earnings of foreign subsidiaries (approximately $98,300,000 at February 3, 1996) because the Company intends to permanently reinvest such undistributed earnings abroad.
The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                        	Fifty-Three	     Fifty-Two	      Fifty-Two
                        	Weeks Ended	    Weeks Ended	    Weeks Ended
	                        Feb. 3, 1996	  Jan. 28, 1995	  Jan. 29, 1994
Federal tax rate	            35.0	%	        35.0	%	         35.0	%
State income taxes,
   less federal benefit	      5.0		          5.1		           5.0
Other	                        (.5)	          (.6)	           (.8)
Effective tax rate	          39.5	%	        39.5	%	         39.2	%

Deferred tax assets (liabilities) consisted of the following at February 3, 1996, and January 28, 1995:

($000)	                                 February 3, 1996		January 28, 1995
Compensation and benefits accruals	          $ 28,872		     $ 29,360
Scheduled rent	                                34,077		       29,856
Inventory capitalization	                      13,243		       11,035
Nondeductible accruals	                        17,011		       20,890
Other	                                         10,022		       14,176
Gross deferred tax assets                    	103,225		      105,317

Depreciation	                                 (14,318)		     (18,507)
Other	                                         (4,957)      		(5,359)
Gross deferred tax liabilities	               (19,275)		     (23,866)

Net deferred tax assets	                     $ 83,950		     $ 81,451

Income tax payments were $197,802,000, $232,869,000, and $128,347,000 in fiscal 1995, 1994, and 1993 respectively.

Note D:  Leases
The Company leases virtually all of its store premises, office facilities, and some of its distribution centers.

Leases relating to store premises, distribution centers, and office facilities expire at various dates through 2035. The aggregate minimum annual lease payments under leases in effect on February 3, 1996 are as follows:

Fiscal Year	                         ($000)
1996	                             $  304,605
1997	                                298,641
1998	                                293,688
1999           	                     288,876
2000	                                281,492
Thereafter         	               1,734,998
Total minimum lease commitment   	$3,202,300

For leases which contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the expense charged to income and amounts payable under the leases as deferred lease credits. At February 3, 1996 and January 28, 1995 this liability amounted to $93,081,000 and $70,448,000 respectively.
Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits. Some of the leases relating to stores in operation at February 3, 1996 contain renewal options for periods ranging up to 20 years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations (other than radius clauses).
Rental expense for all operating leases was as follows:

	                   Fifty-Three	     Fifty-Two	      Fifty-Two
                   	Weeks Ended	    Weeks Ended	    Weeks Ended
($000)	             Feb. 3, 1996	  Jan. 28, 1995	  Jan. 29, 1994
Minimum rentals	      $300,171	        $255,202	      $216,446
Contingent rentals	     22,464	          20,955	        26,574
	                     $322,635	        $276,157	      $243,020

Note E:  Foreign Exchange Contracts
The Company enters into foreign exchange contracts to reduce exposure to foreign currency exchange risk. These contracts are primarily designated and effective as hedges of commitments to purchase merchandise for foreign operations. The market value gains and losses on these contracts are deferred and recognized as part of the underlying cost to purchase the merchandise. At February 3, 1996, the Company had contracts maturing at various dates through 1996, to purchase the equivalent of $57,280,000 in foreign currencies (34,242,000 Canadian dollars through July 3, 1996, 14,440,000 British pounds through July 3, 1996, 35,501,000 French francs through July 3, 1996, and 311,080,000 Japanese yen through May 30, 1996) at the contracted rates. The deferred gains and losses on the Company's foreign exchange contracts at February 3, 1996 are immaterial.

Note F:  Stockholders' Equity and Stock Options
Common and Preferred Stock
The Company is authorized to issue 60,000,000 shares of Class B common stock which is convertible into shares of common stock on a share-for-share basis; transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.
The Board of Directors is authorized to issue 30,000,000 shares of one or more series of preferred stock and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features, and such other terms and conditions of each series (including voting rights) as the Board of Directors deems appropriate, without further action on the part of the stockholders. No preferred shares have been issued.
In October 1994, the Board of Directors approved a program under which the Company may repurchase up to 18,000,000 shares of its outstanding common stock in the open market over a two year period. During 1995, 4,192,800 shares were repurchased for $72,717,000 and under the program to date, 7,139,800 shares have been repurchased for $120,977,000.

Stock Options
Under the Company's Stock Option Plan, non-qualified options to purchase common stock are granted to officers and key employees at prices not less than the fair market value at the date of grant. Outstanding options at February 3, 1996 have expiration dates ranging from March 30, 1996 to January 23, 2004 and represent grants to 1,579 key employees. At February 3, 1996, the Company reserved 15,831,026 shares of its common stock for the exercise of stock options. There were 190,602 and 9,078,854 shares available for granting of options at February 3, 1996 and January 28, 1995. Options for 2,946,164 and 2,962,324 shares were exercisable as of February 3, 1996 and January 28, 1995.

	                      Shares			   Average Price Per Share
Balance at
January 30, 1993	     6,878,930		        $10.64
Granted	              2,002,740		         14.38
Exercised           	(1,311,490)	          6.95
Cancelled	             (419,094)	         14.76
Balance at
January 29, 1994	     7,151,086		        $12.12
Granted	              2,310,800		         22.45
Exercised	           (1,249,612)	          8.73
Cancelled	             (465,730)	         19.97
Balance at
January 28, 1995	     7,746,544		        $15.27
Granted	              9,484,400	          17.91
Exercised	             (994,372)	          9.72
Cancelled	             (596,148)	         18.41
Balance at
February 3, 1996	     15,640,424	        $17.11

Note G: Employee Benefit and Incentive Programs
Retirement Plans
The Company has a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. In addition, a non-qualified Supplemental Executive Retirement Plan (SERP) was established in 1988 which allows eligible employees to defer additional compensation up to a maximum amount defined in the plan. Under both plans, the Company matches all or a portion of the employee's contributions under a predetermined formula; the Company's contributions vest on behalf of the employee progressively over a seven-year period. The non-qualified Supplemental Executive Retirement Plan
(SERP) was frozen on December 31, 1993 and no further employee or Company contributions have been made to the plan. Company contributions to the retirement plan and the Supplemental Executive Retirement Plan in fiscal 1995, 1994, and 1993 were $9,839,000, $8,281,000, and $6,731,000 respectively.
A non-qualified Executive Deferred Compensation Plan (EDCP) was established on January 1, 1994 and a non-qualified Executive Capital Accumulation Plan (ECAP) was established on April 1, 1994. Both plans allow eligible employees to defer additional compensation up to a maximum amount defined in each plan. There are no Company matching contributions.

Employee Benefits Plan
The Company has an Employee Benefits Plan (the Plan) to provide certain health and welfare benefits. Payments made to the Plan relating to benefits payable in future periods are included in prepaid expenses.

Incentive Compensation Plans
The Company has a Management Incentive Cash Award Plan (MICAP) for key management employees. The MICAP empowers the Compensation and Stock Option Committee to award compensation, in the form of cash bonuses, to employees based on the achievement of Company and individual performance goals. Incentive awards can also be made in the form of restricted shares of the Company's stock, under the Management Incentive Restricted Stock Plan II (MIRSP). Restrictions on shares generally lapse in one to five years. Compensation expense is recorded during the vesting period.

An Executive Management Incentive Cash Award Plan (Executive MICAP) was established on March 22, 1994 for key executive officers. The Executive MICAP empowers the Compensation and Stock Option Committee to award compensation in the form of cash bonuses to executives based on the achievements of Company-wide or divisional earnings goals for that fiscal year.

In January 1996, the Board of Directors approved an Executive Long-Term Cash Award Performance Plan (ELCAPP) subject to stockholder approval at the annual meeting of stockholders in May 1996. The ELCAPP empowers the Compensation and Stock Option Committee to award compensation in the form of cash for key officers, based on the achievement of multi-year financial goals as determined by the Committee for each participant in the plan. Payouts are determined based upon the achievement of performance goals over a three-year period.

In March 1996, the Board of Directors approved the 1996 Stock Option and Award Plan (the Plan), effective March 26, 1996 subject to stockholder approval at the annual meeting of stockholders in May 1996. The Board authorized 20,000,000 shares for issuance under the Plan. If approved, this Plan will supersede the MICAP and MIRSP Plans. The Plan empowers the Compensation and Stock Option Committee to award compensation primarily in the form of non-qualified stock options or restricted stock based upon the achievement of the individual award agreement. Non-qualified stock options may be issued at prices less than the fair market value at the date of grant. The accounting for the issuance of stock options and other awards will be in accordance with the recognition provisions of APB 25, Accounting for Stock Issued to Employees.

Employee Stock Purchase Plan
An Employee Stock Purchase Plan was established on December 1, 1994. Under the Plan all eligible employees may purchase common stock of the Company at 85% of the lower of the closing price of the Company's common stock on the grant date or the purchase date on the New York Stock Exchange Composite Transactions Index. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 to 15 percent. There were 385,534 shares issued under the plan during fiscal 1995 and all shares were acquired from reissued treasury stock. At February 3, 1996 there were 3,614,466 shares reserved for future subscriptions.

Note H:  Related Party Transactions
The Company has an agreement with Fisher Development, Inc. (FDI), wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. During fiscal 1995, 1994, and 1993, FDI acted as general contractor for 204, 159, and 104 new stores' leasehold improvements and fixtures. In addition, FDI supervised construction of 54, 79, and 128 expansions, as well as remodels of existing stores, in fiscal 1995, 1994, and 1993. FDI construction also included administrative offices. Total cost of this construction was $164,820,000, $142,791,000, and $133,104,000, including profit and overhead costs of $11,753,000, $10,738,000, and $10,095,000. At
February 3, 1996 and January 28, 1995, amounts due to FDI were $12,491,000 and $12,298,000, respectively. The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

During the first quarter of fiscal 1995, the Company repurchased 250,000 shares of its common stock for $8,438,000 from a senior executive of the Company.

Note I:  Quarterly Financial Information (Unaudited)
Fiscal 1995 Quarter Ended

                         	Thirteen	        Thirteen	       Thirteen	       Fourteen	      Fifty-Three
($000 except per        	Weeks Ended	     Weeks Ended	    Weeks Ended	    Weeks Ended	    Weeks Ended
 share amounts)         April 29, 1995	  July 29, 1995	  Oct. 28, 1995	  Feb. 3, 1996	   Feb. 3, 1996
Net sales	                  $848,688	       $868,514	      $1,155,929	     $1,522,122	    $4,395,253
Gross profit	                280,557	        259,193         	458,050         575,998 	    1,573,798
Net earnings	                 50,113         	32,414         	116,875         154,637 	      354,039
Net earnings per share	          .17            	.11	             .41	            .54	          1.23

Fiscal 1994 Quarter Ended

                          	Thirteen	        Thirteen	       Thirteen	       Thirteen	      Fifty-Two
($000 except per         	Weeks Ended	     Weeks Ended	    Weeks Ended	    Weeks Ended	    Weeks Ended
 share amounts)         	April 30, 1994 	 July 30, 1994	  Oct. 29, 1994  	Jan. 28, 1995  	Jan. 28, 1995
Net sales                  	$751,670	       $773,131	       $988,346	       $1,209,793	     $3,722,940
Gross profit	                289,583	        265,277	        378,848	          438,236	      1,371,944
Net earnings	                 63,478	         44,352	         93,647	          118,763	        320,240
Net earnings per share          	.22             .15            	.32              	.41	           1.10

