Form 10-K, Exhibit 13
period 1997-02-01
GAP INC
filed 1997-04-21
CIK 39911

                                                                      EXHIBIT 13

                                 THE GAP, INC.
                       Ten-Year Selected Financial Data

----------------------------------------------------------------------------------------------------------------------------------

                                                      Compound Annual Growth Rate                       Fiscal Year

                                                  ------------------------------------   -----------------------------------------
                                                                                            1996            1995           1994
                                                    3-year      5-year      10-year       52 weeks        53 weeks       52 weeks
----------------------------------------------------------------------------------------------------------------------------------
Operating Results ($000)
Net Sales                                             17.0%       16.0%        20.1%    $5,284,381      $4,395,253     $3,722,940
Cost of goods sold and occupancy expenses,
  excluding depreciation and amortization               -           -            -       3,093,709       2,645,736      2,202,133
Percentage of net sales                                 -           -            -            58.5%           60.2%          59.2%
Depreciation and amortization (a)                       -           -            -         191,457         175,719        148,863
Operating expenses                                      -           -            -       1,270,138       1,004,396        853,524
Net interest (income) expense                           -           -            -         (19,450)        (15,797)       (10,902)
Earnings before income taxes  (b)                     20.8%       15.1%        18.5%       748,527         585,199        529,322
Percentage of net sales                                 -           -            -            14.2%           13.3%          14.2%
Income Taxes                                            -           -            -         295,668         231,160        209,082
Net earnings                                          20.6%       14.5%        20.9%       452,859         354,039        320,240
Percentage of net sales                                 -           -            -             8.6%            8.1%           8.6%
Cash dividends                                        16.5%       15.3%        23.0%        83,854          66,993         64,775
Capital expenditures (c)                                -           -            -         375,838         309,599        236,616
                                                  --------------------------------------------------------------------------------
Per Share Data (d)
Net earnings (e)                                      21.6%       14.6%        20.9%         $1.60           $1.23          $1.10
Cash dividends                                          -           -            -             .30             .24            .23
Stockholders' equity (book value) (f)                   -           -            -            6.03            5.70           4.75
                                                  --------------------------------------------------------------------------------
Financial Position ($000)
Property and equipment (net)                          15.3%       15.7%        25.5%    $1,135,720        $957,752       $828,777
Merchandise inventory                                 20.5%       13.0%        14.8%       578,765         482,575        370,638
Total assets                                          14.2%       18.0%        21.9%     2,626,927       2,343,068      2,004,244
Working capital                                        3.9%       18.7%        17.4%       554,359         728,301        555,827
Current ratio                                           -           -            -          1.72:1          2.32:1         2.11:1
Total debt, less current installments                   -           -            -             -               -              -
Ratio of total debt to stockholders' equity             -           -            -             N/A             N/A            N/A
Stockholders' equity                                  13.7%       19.5%        22.8%     1,654,470       1,640,473      1,375,232
Return on average assets                                -           -            -            18.2%           16.3%          17.0%
Return on average stockholders' equity                  -           -            -            27.5%           23.5%          25.6%
                                                  --------------------------------------------------------------------------------
Statistics
Number of stores opened                               23.4%        7.9%         9.0%           203             225            172
Number of stores expanded                               -           -            -              42              55             82
Number of stores closed                                 -           -            -              30              53             34
Number of stores open at year-end (g)                 10.6%        8.8%         9.9%         1,854           1,680          1,508
Net increase in number of stores                        -           -            -            10.4%           11.4%          10.1%
Comparable store sales growth (52-week basis)           -           -            -             5.0%            0.0%           1.0%
Sales per square foot (52-week basis) (h)               -           -            -            $441            $425           $444
Square footage of gross store space at year-end       18.8%       17.5%        14.1%    12,645,000      11,100,200      9,165,900
Percentage increase in square feet                      -           -            -            13.9%           21.1%          21.5%
Number of employees at year-end                       14.5%       15.6%        18.6%        66,000          60,000         55,000
Weighted average number of shares outstanding (d)       -           -            -     283,330,290     288,062,430    291,141,076
Number of shares outstanding
  at year end, net of treasury stock (d)                -           -            -     274,517,931     287,747,984    289,529,498
                                                  --------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

                                                                              Fiscal Year

                                                        -----------------------------------------------------------
                                                          1993            1992            1991            1990
                                                        52 weeks        52 weeks        52 weeks        52 weeks
-------------------------------------------------------------------------------------------------------------------
Operating Results ($000)
Net Sales                                                $3,295,679      $2,960,409      $2,518,893      $1,933,780
Cost of goods sold and occupancy expenses,
  excluding depreciation and amortization                 1,996,929       1,856,102       1,496,156       1,187,644
Percentage of net sales                                        60.6%           62.7%           59.4%           61.4%
Depreciation and amortization (a)                           124,860          99,451          72,765          53,599
Operating expenses                                          748,193         661,252         575,686         454,180
Net interest (income) expense                                   809           3,763           3,523           1,435
Earnings before income taxes  (b)                           424,888         339,841         370,763         236,922
Percentage of net sales                                        12.9%           11.5%           14.7%           12.3%
Income Taxes                                                166,464         129,140         140,890          92,400
Net earnings                                                258,424         210,701         229,873         144,522
Percentage of net sales                                         7.8%            7.1%            9.1%            7.5%
Cash dividends                                               53,041          44,106          41,126          29,625
Capital expenditures (c)                                    215,856         213,659         244,323         199,617
                                                        -----------------------------------------------------------
Per Share Data (d)
Net earnings (e)                                             $  .89          $  .73          $  .81          $  .51
Cash dividends                                                  .19             .16             .15             .11
Stockholders' equity (book value) (f)                          3.88            3.08            2.38            1.65
                                                        -----------------------------------------------------------
Financial Position ($000)
Property and equipment (net)                               $740,422        $650,368        $547,740        $383,548
Merchandise inventory                                       331,155         365,692         313,899         247,462
Total assets                                              1,763,117       1,379,248       1,147,414         776,900
Working capital                                             494,194         355,649         235,537         101,518
Current ratio                                                2.07:1          2.06:1          1.71:1          1.39:1
Total debt, less current installments                        75,000          75,000          80,000          17,500
Ratio of total debt to stockholders' equity                   .07:1           .08:1           .12:1           .04:1
Stockholders' equity                                      1,126,475         887,839         677,788         465,733
Return on average assets                                       16.4%           16.7%           23.9%           21.3%
Return on average stockholders' equity                         25.7%           26.9%           40.2%           36.0%
                                                        -----------------------------------------------------------
Statistics
Number of stores opened                                         108             117             139             152
Number of stores expanded                                       130              94              79              56
Number of stores closed                                          45              26              15              20
Number of stores open at year-end (g)                         1,370           1,307           1,216           1,092
Net increase in number of stores                                4.8%            7.5%           11.4%           13.8%
Comparable store sales growth (52-week basis)                   1.0%            5.0%           13.0%           14.0%
Sales per square foot (52-week basis) (h)                      $463            $489            $481            $438
Square footage of gross store space at year-end           7,546,300       6,509,200       5,638,400       4,762,300
Percentage increase in square feet                             15.9%           15.4%           18.4%           17.4%
Number of employees at year-end                              44,000          39,000          32,000          26,000
Weighted average number of shares outstanding (d)       289,682,274     287,345,848     284,279,154     283,001,776
Number of shares outstanding
  at year end, net of treasury stock (d)                290,497,456     288,370,476     285,046,668     282,528,060
                                                   ----------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

                                                                         Fiscal Year

                                                   ---------------------------------------------------
                                                             1989            1988            1987
                                                           53 weeks        52 weeks        52 weeks
------------------------------------------------------------------------------------------------------
Operating Results ($000)
Net Sales                                                  $1,586,596      $1,252,097      $1,062,021
Cost of goods sold and occupancy expenses,
  excluding depreciation and amortization                   1,006,647         814,028         654,361
Percentage of net sales                                          63.4%           65.0%           61.6%
Depreciation and amortization (a)                              39,589          31,408          24,869
Operating expenses                                            364,101         277,429         254,209
Net interest (income) expense                                   2,760           3,416           3,860
Earnings before income taxes  (b)                             162,714         125,816         124,722
Percentage of net sales                                          10.3%           10.0%           11.7%
Income Taxes                                                   65,086          51,585          55,127
Net earnings                                                   97,628          74,231          69,595
Percentage of net sales                                           6.2%            5.9%            6.6%
Cash dividends                                                 22,857          18,244          17,328
Capital expenditures (c)                                       94,266          68,153          67,307
                                                   ---------------------------------------------------
Per Share Data (d)
Net earnings (e)                                               $  .35          $  .26          $  .24
Cash dividends                                                    .09             .07             .06
Stockholders' equity (book value) (f)                            1.20             .98             .95
                                                   ---------------------------------------------------
Financial Position ($000)
Property and equipment (net)                                 $238,103        $191,257        $156,639
Merchandise inventory                                         243,482         193,268         194,886
Total assets                                                  579,483         481,148         434,231
Working capital                                               129,139         106,210         129,988
Current ratio                                                  1.69:1          1.70:1          2.01:1
Total debt, less current installments                          20,000          22,000          18,500
Ratio of total debt to stockholders' equity                     .06:1           .08:1           .05:1
Stockholders' equity                                          337,972         276,399         272,912
Return on average assets                                         18.4%           16.2%           17.4%
Return on average stockholders' equity                           31.8%           27.0%           28.7%
                                                   ---------------------------------------------------
Statistics
Number of stores opened                                            98             106             110
Number of stores expanded                                           7             N/A             N/A
Number of stores closed                                            38              21              19
Number of stores open at year-end (g)                             960             900             815
Net increase in number of stores                                  6.7%           10.4%           12.6%
Comparable store sales growth (52-week basis)                    15.0%            8.0%            9.0%
Sales per square foot (52-week basis) (h)                        $389            $328            $292
Square footage of gross store space at year-end             4,056,600       3,879,300       3,644,500
Percentage increase in square feet                                4.6%            6.4%            8.0%
Number of employees at year-end                                23,000          20,000          16,000
Weighted average number of shares outstanding (d)         282,160,400     289,178,240     285,836,104
Number of shares outstanding
  at year end, net of treasury stock (d)                  281,102,808     281,050,912     286,959,704
                                                   ---------------------------------------------------
------------------------------------------------------------------------------------------------------

(a)   Excludes amortization of restricted stock.
(b) 1989 includes a non-recurring pretax charge of $10,785 ($.02 per share after tax) taken in the fourth quarter for costs associated with closing the Hemisphere stores. 1988 includes a non-recurring pretax charge of $6,800 ($.01 per share after tax) taken in the first quarter for costs associated with the restructuring of Banana Republic's operations.
(c)   Includes property and equipment, as well as lease rights.
(d) Reflects the two-for-one splits of common stock in the form of a stock dividend to stockholders of record on March 18, 1996, June 17, 1991, September 17, 1990 and June 30, 1986.
(e)   Based on weighted-average number of shares outstanding at year-end.
(f)   Based on actual number of shares outstanding at year-end.
(g) Includes the conversion of a GapKids department to its own separate store. Converted stores are not classified as new stores.
(h)   Based on weighted average monthly gross square footage.

                                 THE GAP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Net Sales
--------------------------------------------------------------------------------

                                               Fiscal Year Ended
-------------------------------------------------------------------------------
                                  Feb. 1, 1997    Feb. 3, 1996    Jan. 28, 1995
                                  (Fiscal 1996)   (Fiscal 1995)    (Fiscal 1994)
                                      52 Weeks        53 Weeks         52 Weeks
--------------------------------------------------------------------------------
Net sales ($000)                     $5,284,381      $4,395,253       $3,722,940
Total net sales growth
  percentage                                 20              18               13
Comparable store sales
  growth percentage                           5               0                1
  (52-week basis)
Net sales per average gross                 441             425              444
  square foot (52-week basis)
Square footage of gross                  12,645          11,100            9,166
  store space (000)
Number of:
  New stores                                203             225              172
  Expanded stores                            42              55               82
  Closed stores                              30              53               34
--------------------------------------------------------------------------------

The total net sales growth reflected above for 1996, 1995, and 1994 was attributable to the opening of new stores (net of stores closed), the expansion of existing stores, and in 1996, to an increase in comparable store sales. During 1995, an additional week of operations compared to fiscal 1994 contributed one percent to sales growth.

Net sales per average square foot were $441 in 1996, $425 in 1995, and $444 in 1994. The increase in net sales per average square foot in 1996 compared to 1995 was primarily attributable to increases in comparable stores sales aided by the smaller size of new stores. The decline in net sales per average square foot in 1995 compared to 1994 was primarily attributable to continued store growth in the Old Navy division, with lower priced merchandise and significantly larger stores, and to increases in the average size of new stores in other divisions in connection with the Company's store expansion program. During 1995, the Company increased the average size of its new stores and expanded existing stores as a long-term investment.


COST OF GOODS SOLD AND OCCUPANCY EXPENSES

Cost of goods sold and occupancy expenses as a percentage of net sales were 62.2 percent in 1996, 64.2 percent in 1995, and 63.2 percent in 1994.

The resulting 2.0 percentage point increase in gross margin net of occupancy expenses in 1996 from 1995 was attributable to a 1.2 percentage point increase in merchandise margin as a percentage of net sales combined with a .8 percentage point decrease in occupancy expenses as a percentage of net sales. The increase in merchandise margin in

1996 from 1995 was driven by increases in initial merchandise margin and in the percentage of merchandise sold at regular price.

The 1.0 percentage point decrease in gross margin net of occupancy expenses in 1995 from 1994 was attributable to a 1.2 percentage point decrease in merchandise margin as a percentage of net sales offset by a .2 percentage point decrease in occupancy expenses as a percentage of net sales. The decrease in merchandise margin in 1995 from 1994 was driven by a decline in initial merchandise margin in the first three quarters partially offset by better regular-priced selling in the second half.

The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.

The decrease in occupancy expenses as a percentage of net sales between 1996 and 1995 was primarily attributable to the effect of the growth of the Old Navy division, which carries lower occupancy expenses as a percentage of net sales when compared to other divisions, and leverage achieved through comparable store sales growth.

The decrease in occupancy expenses as a percentage of net sales between 1995 and 1994 was attributable to leverage obtained from the 53rd week of sales. Without this extra week, occupancy expenses as a percentage of net sales would have been essentially flat.


OPERATING EXPENSES

Operating expenses as a percentage of net sales were 24.0 percent for 1996 and
22.9 percent for 1995 and 1994.

During 1996, the 1.1 percentage point increase was primarily attributable to a planned .3 percentage point increase in advertising/marketing costs to support the Company's brands and a .5 percentage point increase in incentive bonus expense. The Company awarded bonuses for 1996 due to strong earnings performance measured against annual targets.

During 1995, a .3 percentage point increase in advertising costs as a percentage of net sales was offset by a .4 percentage point decrease in bonus expense as a percentage of net sales. Advertising costs increased to support the Company's brands and included marketing expense related to the opening of stores in Germany, Japan, and the Old Navy store in Manhattan. Due to the Company's performance relative to financial targets, less bonus expense was recognized in 1995 as compared to 1994.


NET INTEREST INCOME

Net interest income was $19.5, $15.8, and $10.9 million for 1996, 1995, and 1994, respectively. The change in 1996 from 1995 was primarily attributable to an increase in gross average investments. The change in 1995 from 1994 was attributable to an increase in income from higher average interest rates.


INCOME TAXES

The effective tax rate was 39.5 percent in 1996 , 1995 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

The following sets forth certain measures of the Company's liquidity:

-----------------------------------------------------------------
                                           Fiscal Year
-----------------------------------------------------------------
                                  1996        1995         1994
-----------------------------------------------------------------
Cash provided by operating
  activities ($000)             $834,953      $489,087   $504,450
Working capital ($000)           554,359       728,301    555,827
Current ratio                     1.72:1        2.32:1     2.11:1
-----------------------------------------------------------------

For the fiscal year ended February 1, 1997, the increase in cash provided by operating activities was attributable to an increase in net earnings exclusive of depreciation and the timing of certain year-end payables and accrued expenses. For the fiscal year ended February 3, 1996, the decrease in cash provided by operating activities was attributable to an increased investment in inventory partially offset by a decrease in income tax payments. Merchandise inventories at February 3, 1996 increased primarily as a result of new products, new store growth, and early receipt of Spring merchandise to accommodate a one-week shift in the Spring selling season.

The Company funds inventory expenditures during normal and peak periods through a combination of cash flows provided by operations and normal trade credit arrangements. The Company's business follows a seasonal pattern, peaking over a total of about ten to twelve weeks during the late Summer and Holiday periods. During 1996 and 1995, these periods accounted for approximately 33 and 34 percent, respectively, of the Company's annual sales.

The Company has a credit agreement which provides for a $250 million revolving credit facility through June 30, 2001. In addition, the credit agreement provides for the issuance of letters of credit on a committed basis up to $450 million at any one time. The Company has arrangements providing for the issuance of letters of credit on an uncommitted basis of up to an additional $200 million at any one time. The Company had outstanding letters of credit of approximately $429 million at February 1, 1997.

Capital expenditures, net of construction allowances and dispositions, totaled approximately $359 million in 1996. These expenditures resulted in a net increase in store space of approximately 1.5 million square feet or 14 percent due to the addition of 203 new stores, the expansion of 42 stores, and the remodeling of certain stores. Capital expenditures for 1995 and 1994 were $291 million and $220 million, respectively, resulting in a net increase in store space of approximately 1.9 million square feet or 21 percent in 1995, and approximately 1.6 million square feet or 21 percent in 1994. Expenditures in 1996, 1995, and 1994 also included costs for equipment.

The increase in capital expenditures in 1996 from 1995 was primarily attributable to the construction of two distribution centers and an administrative facility. The increase in capital expenditures in 1995 from 1994 was due to an increase in the number of stores opened and expanded.
Expenditures in 1996, 1995 and 1994 also included costs for equipment.

For 1997, the Company expects capital expenditures to total approximately $400 to $450 million, net of construction allowances, representing the addition of at least 275 new stores, the expansion of approximately 65 to 75 stores, and the remodeling of certain stores. Planned expenditures also include amounts for administrative facilities, distribution centers, and equipment. The Company expects to fund such capital expenditures with cash flow from operations.
Square footage growth is expected to be approximately 18 percent before store closings. New stores are generally expected to be leased.

During 1996, the Company completed construction of a distribution center in Gallatin, Tennessee for approximately $55 million. The facility became fully operational in September 1996. Additionally, in May 1996, the Company purchased land and a building in the Netherlands for approximately $10 million to relocate its European distribution center. The distribution center, which began operating in June 1996, provides a central shipping location to the European continent.

In February 1996, the Company exercised an option to purchase land for $9 million in San Bruno, California to expand its headquarters facilities. Construction commenced in April 1996 for an estimated cost at completion of $55 to $60 million. The facility is expected to be in operation in late fiscal 1997.

On February 27, 1996, the Company's Board of Directors authorized a two-for-one split of its common stock effective by a distribution on April 10, 1996, in the form of a stock dividend for stockholders of record at the close of business on March 18, 1996. Per share amounts in the accompanying consolidated financial statements give effect to the stock split.

In October 1996, the Board of Directors approved a program under which the Company may repurchase up to 30 million shares of its outstanding common stock in the open market over a three-year period. During 1996, 4.7 million shares were repurchased for $140 million. The program announced in October 1996 follows an earlier 18 million share repurchase program, which was completed in November 1996. Under this program, 10.9 million shares were acquired in fiscal 1996 for approximately $329 million. The cost for the entire 18 million share repurchase program was approximately $450 million.



PER SHARE DATA


                           Market Prices                    Cash Dividends
---------------------------------------------------------------------------
Fiscal                 1996              1995                1996    1995
------------------------------------------------------    -----------------
                   High     Low        High     Low
---------------------------------------------------------------------------
1st Quarter      $30 1/2   $23 1/5   $17 3/4   $15 3/8       $.075   $ .06
2nd Quarter       36 1/8    27 1/4    18 3/4    14 7/8        .075     .06
3rd Quarter       36 1/2    26        20 1/4    15 7/8        .075     .06
4th Quarter       33 1/2    27 7/8    25 1/2    19 1/4        .075     .06
---------------------------------------------------------------------------
Year                                                         $.30    $ .24
---------------------------------------------------------------------------

The information above has been adjusted to reflect the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.

The principal markets on which the Company's stock is traded are the New York and Pacific Stock Exchanges. The number of holders of record of the Company's stock as of March 24, 1997 was 6,785.

                                 THE GAP, INC.

                 MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based on Management's best estimates and judgments.

In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting control and business practices, and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche LLP, independent auditors. Their report, which appears below, is based upon their audits conducted in accordance with generally accepted auditing standards.

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



                         INDEPENDENT AUDITORS' REPORT

To the Stockholders and
 Board of Directors of The Gap, Inc.

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

San Francisco, California
February 27, 1997

                                 THE GAP, INC.

                      Consolidated Statements of Earnings

-------------------------------------------------------------------------------------------------------------
                                          Fifty-two               Fifty-three               Fifty-two
                                         Weeks Ended              Weeks Ended              Weeks Ended
($000 except per share amounts)        February 1, 1997         February 3, 1996         January 28, 1995
-------------------------------------------------------------------------------------------------------------
Net sales                              $  5,284,381   100.0%    $  4,395,253   100.0%    $  3,722,940   100.0%
                                       ----------------------------------------------------------------------
Costs and expenses

  Cost of goods sold and
  occupancy expenses                      3,285,166    62.2%       2,821,455    64.2%       2,350,996    63.2%

  Operating expenses                      1,270,138    24.0%       1,004,396    22.9%         853,524    22.9%

  Net interest income                       (19,450)  (0.4%)         (15,797)   (0.4%)        (10,902)   (0.3%)
                                       ----------------------------------------------------------------------
Earnings before income taxes                748,527    14.2%         585,199    13.3%         529,322    14.2%

Income taxes                                295,668     5.6%         231,160     5.2%         209,082     5.6%
                                       ----------------------------------------------------------------------
Net earnings                           $    452,859     8.6%    $    354,039     8.1%    $    320,240    8.6%
                                       ----------------------------------------------------------------------
Weighted average
   number of shares (a)                 283,330,290              288,062,430              291,141,076
                                       ----------------------------------------------------------------------
Earnings per share (a)                 $       1.60             $       1.23             $       1.10
-------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.

                                 THE GAP, INC.

                          Consolidated Balance Sheets


-------------------------------------------------------------------------------------------
($000)                                                February 1, 1997    February 3, 1996
 ------------------------------------------------------------------------------------------
Assets

Current Assets

Cash and equivalents                                   $  485,644          $  579,566
Short-term investments                                    135,632              89,506
Merchandise inventory                                     578,765             482,575
Prepaid expenses and other current assets                 129,214             128,398
                                                       ------------------------------

Total Current Assets                                    1,329,255           1,280,045
                                                       ------------------------------

Property and Equipment

Leasehold improvements                                    836,577             736,879
Furniture and equipment                                   960,516             763,673
Construction-in-progress                                  101,520              62,030
                                                       ------------------------------
                                                        1,898,613           1,562,582
Accumulated depreciation and amortization                (762,893)           (604,830)
                                                       ------------------------------
                                                        1,135,720             957,752
                                                       ------------------------------
Long-term investments                                      36,138              30,370
Lease rights and other assets                             125,814              74,901
                                                       ------------------------------
Total Assets                                           $2,626,927          $2,343,068
                                                       ------------------------------

Liabilities and Stockholders' Equity

Current Liabilities

Notes payable                                          $   40,050          $   21,815
Accounts payable                                          351,754             262,505
Accrued expenses                                          282,494             194,426
Income taxes payable                                       91,806              66,094
Deferred lease credits and other current liabilities        8,792               6,904
                                                       ------------------------------
Total Current Liabilities                                 774,896             551,744
                                                       ------------------------------

Long-Term Liabilities
Deferred lease credits and other liabilities              197,561             150,851

Stockholders' Equity
Common stock $.05 par value (a)
Authorized 500,000,000 shares; issued 317,864,090
  and 315,971,306 shares; outstanding 274,517,331
  and 287,747,984 shares                                   15,895              15,799
Additional paid-in capital (a)                            442,049             335,193
Retained earnings                                       1,938,352           1,569,347
Foreign currency translation adjustment                    (5,187)             (9,071)
Restricted stock plan deferred compensation               (47,838)            (48,735)
Treasury stock, at cost                                  (688,801)           (222,060)
                                                       ------------------------------
                                                        1,654,470           1,640,473
                                                       ------------------------------
Total Liabilities and Stockholders' Equity             $2,626,927          $2,343,068
-------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.

                                 THE GAP, INC.

                     Consolidated Statements of Cash Flows

                                                                                                        ($000)
-----------------------------------------------------------------------------------------------------------------------
                                                              Fifty-two          Fifty-three          Fifty-two
                                                             Weeks Ended         Weeks Ended         Weeks Ended
                                                           February 1, 1997    February 3, 1996    January 28, 1995
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                                 $ 452,859           $ 354,039            $ 320,240
Adjustments to reconcile net earnings to net cash
  provided by operating activities
  Depreciation and amortization (a)                            214,905             197,440              168,220
  Tax benefit from exercise of stock options by
    employees and from vesting of restricted stock              47,348              11,444               19,384
  Deferred income taxes                                        (28,897)             (2,477)             (24,431)
  Change in operating assets and liabilities
   Merchandise inventory                                       (93,800)           (113,021)             (39,860)
   Prepaid expenses and other                                  (16,355)            (15,278)             (10,989)
   Accounts payable                                             88,532               1,183               46,031
   Accrued expenses                                             87,974               9,427               21,953
   Income taxes payable                                         25,706              24,806              (29,241)
   Deferred lease credits and other long-term liabilities       56,681              21,524               33,143
                                                             --------------------------------------------------
Net cash provided by operating activities                      834,953             489,087              504,450
                                                             --------------------------------------------------

Cash Flows from Investing Activities
Net maturity (purchase) of short-term investments              (11,774)            116,134              (36,474)
Purchase of long-term investments                              (40,120)            (30,370)             (85,669)
Purchase of property and equipment                            (371,833)           (302,260)            (232,776)
Acquisition of lease rights and other assets                   (12,206)             (6,623)              (4,938)
                                                             --------------------------------------------------
Net cash used for investing activities                        (435,933)           (223,119)            (359,857)
                                                             --------------------------------------------------

Cash Flows from Financing Activities
Net increase (decrease) in notes payable                        18,445              20,787               (4,583)
Payment on long-term debt                                            -                   -              (75,000)
Issuance of common stock                                        37,053              17,096               12,849
Net purchase of treasury stock                                (466,741)            (71,314)             (58,292)
Cash dividends paid                                            (83,854)            (66,993)             (64,775)
                                                             --------------------------------------------------
Net cash used for financing activities                        (495,097)           (100,424)            (189,801)
                                                             --------------------------------------------------
Effect of exchange rate changes on cash                          2,155                (465)                (637)
                                                             --------------------------------------------------
Net increase (decrease) in cash and equivalents                (93,922)            165,079              (45,845)
Cash and equivalents at beginning of year                      579,566             414,487              460,332
                                                             --------------------------------------------------
Cash and equivalents at end of year                          $ 485,644           $ 579,566            $ 414,487
                                                             --------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(a)  Includes amortization of restricted stock

                                 THE GAP, INC.

                Consolidated Statements of Stockholders' Equity

--------------------------------------------------------------------------------------------------------------------
                                                                       Common Stock/(a)/     Additional
                                                                    ---------------------     Paid-in       Retained
($000 except per share amounts)                                       Shares       Amount    Capital/(a)/   Earnings
---------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994                                         311,466,512    $15,573    $232,869     $1,026,836
                                                                    --------------------------------------------------
Issuance of common stock pursuant to stock option plans               1,249,612         63      10,842
Net issuance of common stock pursuant to management incentive
  restricted stock plans                                              1,229,430         61      27,470
Tax benefit from exercise of stock options by employees and from
  vesting of restricted stock                                                                   19,384
Foreign currency translation adjustment
Amortization of restricted stock
Purchase of treasury stock
Net earnings                                                                                                  320,240
Cash dividends ($.23 per share)                                                                               (64,775)

                                                                    --------------------------------------------------
Balance at January 28, 1995                                         313,945,554    $15,697    $290,565     $1,282,301
                                                                    --------------------------------------------------
Issuance of common stock pursuant to stock option plans                 994,372         50       9,616
Net issuance of common stock pursuant to management incentive
  restricted stock plans                                              1,031,380         52      19,556
Tax benefit from exercise of stock options by employees and from
  vesting of restricted stock                                                                   11,444
Foreign currency translation adjustment
Amortization of restricted stock
Purchase of treasury stock
Reissuance of treasury stock                                                                     4,012
Net earnings                                                                                                  354,039
Cash dividends ($.24 per share)                                                                               (66,993)
                                                                    --------------------------------------------------
Balance at February 3, 1996                                         315,971,306    $15,799    $335,193     $1,569,347
                                                                    --------------------------------------------------
Issuance of common stock pursuant to stock option plans               1,591,174         81      19,732
Net issuance of common stock pursuant to management incentive
  restricted stock plans                                                301,610         15      32,807
Tax benefit from exercise of stock options by employees and from
  vesting of restricted stock                                                                   47,348
Foreign currency translation adjustment
Amortization of restricted stock
Purchase of treasury stock
Reissuance of treasury stock                                                                     6,969
Net earnings                                                                                                  452,859
Cash dividends ($.30 per share)                                                                               (83,854)
                                                                    --------------------------------------------------
Balance at February 1, 1997                                         317,864,090    $15,895    $442,049     $1,938,352
                                                                    --------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Foreign      Restricted
                                                                     Currency       Stock Plan    Treasury Stock/(a)/
                                                                    Translation      Deferred    ---------------------
($000 except per share amounts)                                      Adjustment    Compensation    Shares      Amount     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994                                           ($8,314)       ($48,035)   (20,969,056) ($ 92,454) $1,126,475
                                                                    ---------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                                                                      10,905
Net issuance of common stock pursuant to management incentive
  restricted stock plans                                                              (25,587)                                1,944
Tax benefit from exercise of stock options by employees and from
  vesting of restricted stock                                                                                                19,384
Foreign currency translation adjustment                                    (6)                                                   (6)
Amortization of restricted stock                                                       19,357                                19,357
Purchase of treasury stock                                                                        (3,447,000)   (58,292)    (58,292)
Net earnings                                                                                                                320,240
Cash dividends ($.23 per share)                                                                                             (64,775)
                                                                    ---------------------------------------------------------------
Balance at January 28, 1995                                           ($8,320)       ($54,265)   (24,416,056)  (150,746) $1,375,232
                                                                    ---------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                                                                       9,666
Net issuance of common stock pursuant to management incentive
  restricted stock plans                                                              (16,191)                                3,417
Tax benefit from exercise of stock options by employees and from
  vesting of restricted stock                                                                                                11,444
Foreign currency translation adjustment                                  (751)                                                 (751)
Amortization of restricted stock                                                       21,721                                21,721
Purchase of treasury stock                                                                        (4,192,800)   (72,717)    (72,717)
Reissuance of treasury stock                                                                         385,534      1,403       5,415
Net earnings                                                                                                                354,039
Cash dividends ($.24 per share)                                                                                             (66,993)
                                                                    ---------------------------------------------------------------
Balance at February 3, 1996                                           ($9,071)       ($48,735)   (28,223,322) ($222,060) $1,640,473
                                                                    ---------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                                (9,648)                               10,165
Net issuance of common stock pursuant to management incentive
  restricted stock plans                                                              (12,903)                               19,919
Tax benefit from exercise of stock options by employees and from
  vesting of restricted stock                                                                                                47,348
Foreign currency translation adjustment                                 3,884                                                 3,884
Amortization of restricted stock                                                       23,448                                23,448
Purchase of treasury stock                                                                       (15,523,100)  (468,246)   (468,246)
Reissuance of treasury stock                                                                         399,663      1,505       8,474
Net earnings                                                                                                                452,859
Cash dividends ($.30 per share)                                                                                             (83,854)
                                                                    ---------------------------------------------------------------
Balance at February 1, 1997                                           ($5,187)       ($47,838)  ($43,346,759) ($688,801) $1,654,470
                                                                    ---------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.
(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.

                                 THE GAP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For the Fifty-two Weeks ended February 1, 1997, the Fifty-three Weeks ended February 3, 1996 and the Fifty-two Weeks ended January 28, 1995.

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

Short-term investments include investments with an original maturity of greater than three months or a remaining maturity of less than one year. Long-term investments include investments with an original and remaining maturity of greater than one year and less than five years. The Company's short- and long-term investments consist primarily of debt securities which have been classified as held to maturity and are carried at amortized cost, which approximates fair market value.

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

Costs associated with the opening or remodeling of stores, such as pre-opening rent and payroll, are charged to expense as incurred. The net book value of fixtures and leasehold improvements for stores scheduled to be closed or expanded within the next fiscal year is charged against current earnings. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, as of January 29, 1995. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial statements.

Costs associated with the production of advertising, such as writing copy, printing, and other costs, are charged to expense when incurred. Costs associated with communicating advertising that has been produced, such as magazine and billboard space, are charged to expense when the advertising first takes place. Advertising costs were $96 million, $64 million, and $44 million in fiscal 1996, 1995, and 1994, respectively.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

Translation adjustments result from the process of translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in stockholders' equity.

Restricted stock awards represent deferred compensation and are shown as a reduction of stockholders' equity. The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, as of February 4, 1996. The Company elected to continue the intrinsic value-based method under Accounting Principles Board
(APB) Opinion No. 25, Accounting for Stock Issued to Employees, and has provided pro forma disclosures of net earnings and earnings per share in accordance with the provisions of SFAS No. 123.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 requires dual presentation of basic earnings per share (EPS) and diluted EPS on the face of all statements of earnings issued after December 15, 1997, for all entities with complex capital structures.
Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards, warrants, and other convertible securities. The Company does not anticipate the effect on earnings per share to be material.

Earnings per share are based upon the weighted-average number of shares of common stock outstanding during the period.

Certain reclassifications have been made to the 1994 and 1995 financial statements to conform with the 1996 financial statements.


NOTE B:  DEBT AND OTHER CREDIT ARRANGEMENTS

The Company has a credit agreement with a syndicated bank group which provides for a $250 million revolving credit facility until June 30, 2001. The revolving credit facility contains both auction and fixed spread borrowing options and may serve as support for the Company's commercial paper program. In addition, the credit agreement provides, on a committed basis, for the issuance of letters of credit through July 1, 1997 of up to $450 million at any one time.

At February 1, 1997, the Company had outstanding letters of credit, including committed and uncommitted lines of credit, totaling $428,600,000.

Borrowings under the Company's loan and credit agreements are subject to the Company maintaining certain levels of tangible net worth and financial ratios. Under the most restrictive covenant of these agreements, $1,074,062,000 of retained earnings were available for the payment of cash dividends at February 1, 1997.

Gross interest payments were $2,800,000, $2,274,000, and $7,032,000 in fiscal 1996, 1995, and 1994, respectively.

NOTE C:  INCOME TAXES

Income taxes consisted of the following:

-----------------------------------------------------------------------------------
                                    Fifty-two       Fifty-three           Fifty-Two
                                  Weeks Ended       Weeks Ended         Weeks Ended
($000)                            Feb.1, 1997       Feb.3, 1997        Jan. 28,1995
-----------------------------------------------------------------------------------
Currently Payable
Federal income taxes                 $269,648          $180,597           $182,811

Less tax credits                       (3,585)           (4,397)           (12,692)

                                     ----------------------------------------------
                                      266,063           176,200            170,119

State income taxes                     36,167            40,111             45,807

Foreign income taxes                   22,335            17,348             17,587

                                     ----------------------------------------------
                                      324,565           233,659            233,513

                                     ----------------------------------------------
Deferred

Federal                               (23,980)           (7,169)           (19,911)

State                                  (4,917)            4,670             (4,520)

                                     ----------------------------------------------
                                      (28,897)           (2,499)           (24,431)

                                     ----------------------------------------------
Total provision                       295,668          $231,160           $209,082

-----------------------------------------------------------------------------------

The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 1996, 1995, and 1994 was $82,220,000, $71,545,000, and
$66,701,000, respectively. Deferred federal and applicable state income taxes, net of applicable foreign tax credits, have not been provided for the undistributed earnings of foreign subsidiaries (approximately $123,489,000 at February 1, 1997) because the Company intends to permanently reinvest such undistributed earnings abroad.

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

-----------------------------------------------------------------------
                               Fifty-two     Fifty-three      Fifty-two
                             Weeks Ended     Weeks Ended    Weeks Ended
                            Feb. 1, 1997    Feb. 3, 1997  Jan. 28, 1997
-----------------------------------------------------------------------
Federal tax rate                   35.0%           35.0%          35.0%

State income taxes,                 4.4             5.0            5.1

  less federal benefit

Other                                .1             (.5)           (.6)

-----------------------------------------------------------------------
Effective tax rate                 39.5%           39.5%          39.5%

-----------------------------------------------------------------------

Deferred tax assets (liabilities) consisted of the following at February 1, 1997 and February 3, 1996:

----------------------------------------------------------------
($000)                              Feb. 1, 1997    Feb. 3, 1996
----------------------------------------------------------------
Compensation and
   benefits accruals                    $ 31,640        $ 28,872
Scheduled rent                            40,834          34,077
Inventory capitalization                  16,459          13,243
Nondeductible accruals                    18,705          17,011
Other                                     24,224          10,022
                                 -------------------------------
Gross deferred tax assets                131,862         103,225
                                 -------------------------------
Depreciation                             (13,611)        (14,318)
Other                                     (5,404)         (4,957)
                                 -------------------------------
Gross deferred tax liabilities           (19,015)        (19,275)
                                 -------------------------------
Net deferred tax assets                 $112,847        $ 83,950
----------------------------------------------------------------

Income tax payments were $249,968,000, $197,802,000, and $232,869,000 in fiscal
1996, 1995, and 1994, respectively.


NOTE D:  LEASES

The Company leases virtually all of its store premises, office facilities, and some of its distribution centers.

Leases relating to store premises, distribution centers, and office facilities expire at various dates through 2035. The aggregate minimum annual lease payments under leases in effect on February 1, 1997 are as follows:

----------------------------------------------
Fiscal Year                              ($000)
----------------------------------------------
1997                                $  335,774
1998                                   330,712
1999                                   324,824
2000                                   318,642
2001                                   311,492
Thereafter                           1,740,731
----------------------------------------------
Total minimum lease commitment      $3,362,175
----------------------------------------------

For leases that contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At February 1, 1997 and February 3, 1996, this liability amounted to $110,633,000 and $93,081,000, respectively.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits.

Some of the leases relating to stores in operation at February 1, 1997 contain renewal options for periods ranging up to 30 years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations (other than radius clauses).


Rental expense for all operating leases was as follows:

-----------------------------------------------------------------------------
                           Fifty-two          Fifty-three           Fifty-two
                         Weeks Ended          Weeks Ended         Weeks Ended
 ($000)                 Feb. 1, 1997         Feb. 3, 1996       Jan. 28, 1995
-----------------------------------------------------------------------------
Minimum rentals             $337,487             $300,171            $255,202
Contingent rentals            30,644               22,464              20,955
                     --------------------------------------------------------
                            $368,131             $322,635            $276,157
-----------------------------------------------------------------------------

NOTE E:  FOREIGN EXCHANGE CONTRACTS

The Company enters into foreign exchange contracts to reduce exposure to foreign currency exchange risk. These contracts are primarily designated and effective as hedges of commitments to purchase merchandise for foreign operations. The market value gains and losses on these contracts are deferred and recognized as part of the underlying cost to purchase the merchandise. At February 1, 1997, the Company had contracts maturing at various dates through 1997 to purchase the equivalent of $60,598,000 in foreign currencies (35,900,000 Canadian dollars through July 3, 1997, 17,100,000 British pounds through May 29, 1997, and 759,000,000 Japanese yen through July 3,1997) at the contracted rates. The deferred gains and losses on the Company's foreign exchange contracts at February 1, 1997 are immaterial.


NOTE F:  EMPLOYEE BENEFIT AND INCENTIVE PROGRAMS

                                RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, the Company matches all or a portion of the employee's contributions under a predetermined formula; the Company's contributions vest on behalf of the employee progressively over a seven-year period. Company contributions to the retirement plan in 1996, 1995, and 1994 were $11,427,000, $9,839,000, and
$8,281,000, respectively.

A nonqualified Executive Deferred Compensation Plan was established on January 1, 1994 and a nonqualified Executive Capital Accumulation Plan was established on April 1, 1994. Both plans allow eligible employees to defer compensation up to a maximum amount defined in each plan. The Company does not match employees' contributions.

                             EMPLOYEE BENEFITS PLAN

The Company has an Employee Benefits Plan to provide certain health and welfare benefits. Payments made to the plan relating to benefits payable in future periods are included in prepaid expenses.

                          INCENTIVE COMPENSATION PLANS

The Company has a Management Incentive Cash Award Plan (MICAP) for key management employees. The MICAP empowers the Compensation and Stock Option Committee to award compensation, in the form of cash bonuses, to employees based on the achievement of Company and individual performance goals. Awards can also be made in the form of nonqualified stock options or restricted shares of the Company's stock under the 1996 Stock Option and Award Plan. Restrictions on shares generally lapse in one to five years. Compensation expense is recorded during the vesting period. The nonqualified stock options generally have a maximum term of ten years and vest over a period of three to four years.

An Executive Management Incentive Cash Award Plan (Executive MICAP) was established on March 22, 1994 for key executive officers. The Executive MICAP empowers the Compensation and Stock Option Committee to award compensation in the form of cash bonuses to executives based on the achievements of Companywide or divisional earnings goals for that fiscal year.

An Executive Long-Term Cash Award Performance Plan (ELCAPP) was established in January 1996. The ELCAPP empowers the Compensation and Stock Option Committee to award compensation in the form of cash bonuses to key officers based on the achievement of multiyear financial goals, as determined by the Committee for each participant in the plan. Payouts are determined based upon the achievement of performance goals over a three-year period.

The 1996 Stock Option and Award Plan (the Plan), was established on March 26, 1996. The Board authorized 20,000,000 shares for issuance under the Plan. The Plan superseded a Management Incentive Restricted Stock Plan (MIRSP) and an earlier stock option plan established in 1981. The Plan empowers the Compensation and Stock Option Committee to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than the fair market value at the date of grant or at other prices as determined by the Board of Directors. Total compensation cost for the Plan and MIRSP was $22,248,000, $23,743,000 and $20,317,000 in 1996,
1995, and 1994, respectively.

                          EMPLOYEE STOCK PURCHASE PLAN

An Employee Stock Purchase Plan was established on December 1, 1994. Under the Plan all eligible employees may purchase common stock of the Company at 85 percent of the lower of the closing price of the Company's common stock on the grant date or the purchase date on the New York Stock Exchange Composite Transactions Index. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 399,663 shares issued under the plan during fiscal 1996 and all shares were acquired from reissued treasury stock. At February 1, 1997, there were 3,214,803 shares reserved for future subscriptions.


NOTE G:  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

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

In October 1994, the Board of Directors approved a program under which the Company repurchased 18,000,000 shares of its outstanding stock in the open market over a two-year period. In fiscal 1996, 10,860,000 shares were acquired for $328,695,000. All 18,000,000 shares were purchased for $449,672,000. In
October 1996, the Board of Directors approved a second share-buyback program under which the Company may repurchase up to 30,000,000 shares of its outstanding stock in the open market over a three-year period. Under this program, 4,663,000 shares were repurchased for $140,031,000 in fiscal 1996.


                                 STOCK OPTIONS

Under the Company's Stock Option Plans, nonqualified options to purchase common stock are granted to officers and key employees at exercise prices equal to the fair market value of the stock at the date of grant or at other prices as determined by the Board of Directors.

Stock option activity for all employee benefit plans was as follows:


-----------------------------------------------------------------------
                            Shares      Weighted-Average Exercise Price
                      -------------------------------------------------
Balance at
   January 29, 1994        7,151,086                             $12.12
-----------------------------------------------------------------------
Granted                    2,310,800                              22.45
Exercised                 (1,249,612)                              8.73
Cancelled                   (465,730)                             19.97
-----------------------------------------------------------------------
Balance at
   January 28, 1995        7,746,544                             $15.27
-----------------------------------------------------------------------
Granted                    9,484,400                              17.91
Exercised                   (994,372)                              9.72
Cancelled                   (596,148)                             18.41
-----------------------------------------------------------------------
Balance at
   February 3, 1996       15,640,424                             $17.11
-----------------------------------------------------------------------
Granted                    6,242,740                              30.90
Exercised                 (1,591,174)                             12.45
Cancelled                   (799,072)                             22.28
-----------------------------------------------------------------------
Balance at
   February 1, 1997      (19,492,918)                            $21.69
-----------------------------------------------------------------------

Outstanding options at February 1, 1997 have expiration dates ranging from March 20, 1997 to January 29, 2007 and represent grants to 1,793 key employees.

At February 1, 1997, the Company reserved 34,239,852 shares of its common stock for the exercise of stock options. There were 14,749,234 and 190,602 shares available for granting of options at February 1, 1997 and February 3, 1996, respectively. Options for 2,915,481 and 2,946,164 shares were exercisable as of February 1, 1997 and February 3, 1996, respectively, and had a weighted-average exercise price of $13.52 and $12.38 for those respective periods.

The Company accounts for its Stock Option and Award Plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for stock option awards granted at fair market value. Had compensation cost for the Company's three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1995. Additional awards in future years are anticipated.

---------------------------------------------------
                                  1996       1995
                             ----------------------
Net Earnings      As reported   $452,859   $354,039
($000)            Pro forma     $437,232   $348,977
---------------------------------------------------

Earnings          As reported   $   1.60   $   1.23
  per share       Pro forma     $   1.54   $   1.21
---------------------------------------------------

The weighted-average fair value of the stock options granted during fiscal 1996 and 1995 was $11.21 and $6.27, respectively. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995: dividend yield of 1.0 percent for all years; expected price volatility of 30 percent; risk-free interest rates ranging from 5.5 percent to 6.5 percent; and expected lives between 3.5 and 6 years.

The following table summarizes information about stock options outstanding at February 1, 1997:

--------------------------------------------------------------------------------
                          Options Outstanding                Options Exercisable

-------------------------------------------------------------------------------------------------------------
                                     Weighted-Average
Range of                  Number            Remaining                             Number
Exercise             Outstanding     Contractual Life    Weighted-Average    Exercisable     Weighted-Average
Prices                 at 2/1/97           (in years)      Exercise Price      at 2/1/97       Exercise Price
-------------------------------------------------------------------------------------------------------------
$4.76 to $15.69        2,825,688                 4.31              $12.38      2,173,888               $11.42
15.72 to 16.94         4,001,690                 6.09               16.10         97,023                16.29
17.09 to 22.59         7,186,470                 6.10               20.23        593,970                19.81
22.69 to 35.44         5,479,070                 9.25               32.51         50,600                24.36
-------------------------------------------------------------------------------------------------------------
$4.76 to $35.44       19,492,918                 6.72              $21.69      2,915,481               $13.52
-------------------------------------------------------------------------------------------------------------

NOTE H:  RELATED PARTY TRANSACTIONS

The Company has an agreement with Fisher Development, Inc. (FDI), wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. FDI acted as general contractor for 177, 204, and 159 new stores' leasehold improvements and fixtures during fiscal 1996, 1995, and 1994, respectively. In the same respective years, FDI supervised construction of 38, 54, and 79 expansions, as well as remodels of existing stores. FDI construction also included administrative offices. Total cost of this construction was $111,871,000, $164,820,000, and $142,791,000, including profit and overhead costs of $10,751,000, $11,753,000, and $10,738,000.  At February 1, 1997 and
February 3, 1996, amounts due to FDI were $6,456,000 and $12,491,000, respectively. The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

During the first quarter of fiscal 1995, the Company repurchased 250,000 shares of its common stock for $8,438,000 from a senior executive of the Company.

NOTE I:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


FISCAL 1996 QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------

                                  Thirteen Weeks       Thirteen Weeks       Thirteen Weeks      Thirteen Weeks             Fifty-two

                                    Ended May 4,        Ended Aug. 3,        Ended Nov. 2,       Ended Feb. 1,           Weeks Ended

($000 except per share amounts)             1996                 1996                 1996                1997          Feb. 1, 1997

------------------------------------------------------------------------------------------------------------------------------------

Net sales                             $1,113,154           $1,120,335           $1,382,996          $1,667,896            $5,284,381

Gross profit                             413,840              400,170              545,221             639,984             1,999,215

Net earnings                              81,573               65,790              134,310             171,186               452,859

Net earnings per share                       .28                  .23                  .48                 .62                  1.60

------------------------------------------------------------------------------------------------------------------------------------


FISCAL 1995 QUARTER ENDED
------------------------------------------------------------------------------------------------------------------------------------

($000 except per share              Thirteen Weeks       Thirteen Weeks       Thirteen Weeks      Fourteen Weeks         Fifty-three

 amounts)                          Ended April 29,       Ended July 29,       Ended Oct. 28,       Ended Feb. 3,         Weeks Ended

                                              1995                 1995                 1995                1996        Feb. 3, 1996

------------------------------------------------------------------------------------------------------------------------------------

Net sales                               $  848,688           $  868,514           $1,155,929          $1,522,122          $4,395,253

Gross profit                               280,557              259,193              458,050             575,998           1,573,798

Net earnings                                50,113               32,414              116,875             154,637             354,039

Net earnings per share                         .17                  .11                  .41                 .54                1.23

------------------------------------------------------------------------------------------------------------------------------------


                                 THE GAP, INC.

                             Financial Highlights

-------------------------------------------------------------------------------------------------------------
                                                      Fiscal 1996         Fiscal 1995         Fiscal 1994
($000 except per share amounts)                         52 weeks            53 weeks            52 weeks
-------------------------------------------------------------------------------------------------------------
Operating Results

Net sales                                             $  5,284,381        $  4,395,253        $  3,722,940
Earnings before income taxes                               748,527             585,199             529,322
Net earnings                                               452,859             354,039             320,240
                                                      ----------------------------------------------------

Per Share Data (a)

Net earnings                                          $      1.60               $1.23               $1.10
Cash dividends                                               0.30                0.24                0.23
                                                      ----------------------------------------------------

Financial Position

Total assets                                             2,626,927           2,343,068           2,004,244
Long-term debt, less current installments                       -                   -                   -
Working capital                                            554,359             728,301             555,827
Current ratio                                               1.72:1              2.32:1              2.11:1
Stockholders' equity                                     1,654,470           1,640,473           1,375,232
                                                      ----------------------------------------------------

Statistics

Weighted average number of shares outstanding (a)      283,330,290         288,062,430         291,141,076
Number of shares outstanding at year-end,
   net of treasury stock (a)                           274,517,331         287,747,984         289,529,498
Net earnings as a percentage of net sales                     8.6%                 8.1%                8.6%
Return on average assets                                     18.2%                16.3%               17.0%
Return on average stockholders' equity                       27.5%                23.5%               25.6%
Number of stores open at year-end                            1,854                1,680               1,508
Comparable store sales growth (52-week basis)                 5.0%                 0.0%                1.0%
                                                      ----------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(a) Reflects the two-for-one split of common stock in the form of a stock dividend to stockholders of record on March 18, 1996.