Form 10-K, Exhibit 13
period 1998-01-31
GAP INC
filed 1998-04-03
CIK 39911

                                                                      EXHIBIT 13

[Portions of Registrant's annual report to security holders for the fiscal year ended January 31, 1998]

                                   Gap Inc.
Ten-Year Selected Financial Data

                                                     Compound Annual Growth Rate
                                                     --------------------------- --------------------------
                                                                                     1997          1996
                                                      3-year    5-year   10-year   52 weeks       52 weeks
                                                     --------------------------- --------------------------
Operating Results ($000)
Net sales                                              21%       17%        20%  $  6,507,825   $  5,284,381
Cost of goods sold and occupancy expenses,
 excluding depreciation and amortization                -         -          -      3,775,957      3,093,709
Percentage of net sales                                 -         -          -           58.0%          58.5%
Depreciation and amortization(a)                        -         -          -   $    245,584   $    191,457
Operating expenses                                      -         -          -      1,635,017      1,270,138
Net interest (income) expense                           -         -          -         (2,975)       (19,450)
Earnings before income taxes                           17        20         21        854,242        748,527
Percentage of net sales                                 -         -          -           13.1%          14.2%
Income taxes                                            -         -          -   $    320,341   $    295,668
Net earnings                                           19        20         23        533,901        452,859
Percentage of net sales                                 -         -          -            8.2%           8.6%
Cash dividends                                          -         -          -   $     79,503   $     83,854
Capital expenditures                                    -         -          -        483,114        375,838
                                                       -----------------------------------------------------
Per Share Data
Net earnings-basic(b)                                  21%       21%        23%  $       1.35   $       1.09
Net earnings-diluted(c)                                21        22         23           1.30           1.06
Cash dividends                                          -         -          -            .20            .20
Shareholders' equity (book value)(d)                    -         -          -           4.03           4.02
                                                       -----------------------------------------------------
Financial Position ($000)
Property and equipment, net                            18%       16%        24%  $  1,365,246   $  1,135,720
Merchandise inventory                                  26        15         14        733,174        578,765
Total assets                                           19        19         23      3,337,502      2,626,927
Working capital                                        15        19         21        839,399        554,359
Current ratio                                           -         -          -         1.85:1         1.72:1
Total long-term debt, less current installments         -         -          -   $    496,044              -
Ratio of long-term debt to shareholders' equity         -         -          -          .31:1            N/A
Shareholders' equity                                    5        12         19   $  1,583,986   $  1,654,470
Return on average assets                                -         -          -           17.9%          18.2%
Return on average shareholders' equity                  -         -          -           33.0%          27.5%
                                                       -----------------------------------------------------
Statistics
Number of stores opened                                20%       21%        10%           298            203
Number of stores expanded                               -         -          -             98             42
Number of stores closed                                 -         -          -             22             30
Number of stores open at year-end(e)                   12        10         10          2,130          1,854
Net increase in number of stores                        -         -          -             15%            10%
Comparable store sales growth (52-week basis)           -         -          -              6%             5%
Sales per square foot (52-week basis)(f)                -         -          -   $        463   $        441
Square footage of gross store space at year-end        19        19         15     15,312,700     12,645,000
Percentage increase in square feet                      -         -          -             21%            14%
Number of employees at year-end                        14        16         18         81,000         66,000
Weighted-average number of shares-basic(b)              -         -          -    396,179,975    417,146,631
Weighted-average number of shares-diluted(c)            -         -          -    410,200,758    427,267,220
Number of shares outstanding at year-end,
 net of treasury stock                                  -         -          -    393,133,028    411,775,997
                                                       -----------------------------------------------------

(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b)  Based on weighted-average number of shares excluding restricted stock.
(c) Based on weighted-average number of shares adjusted for dilutive effect of stock options and restricted stock.
(d)  Based on actual number of shares outstanding at year-end.
(e) Includes the conversion of GapKids departments to their own separate stores. Converted stores are not classified as new stores.
(f)  Based on weighted-average gross square footage.

                          1997 Annual Report page 20

                                   Gap Inc.



                                          Fiscal Year
--------------------------------------------------------------------------------------------------------------------------------
            1995             1994           1993           1992           1991           1990           1989           1988
          53 weeks         52 weeks       52 weeks       52 weeks       52 weeks       52 weeks       53 weeks       52 weeks
--------------------------------------------------------------------------------------------------------------------------------

        $  4,395,253      $  3,722,940   $  3,295,679   $  2,960,409   $  2,518,893   $  1,933,780   $  1,586,596   $  1,252,097

           2,645,736         2,202,133      1,996,929      1,856,102      1,496,156      1,187,644      1,006,647        814,028
               60.2%             59.2%          60.6%          62.7%          59.4%          61.4%          63.4%          65.0%
        $    175,719      $    148,863   $    124,860   $     99,451   $     72,765   $     53,599   $     39,589   $     31,408
           1,004,396           853,524        748,193        661,252        575,686        454,180        364,101        277,429
             (15,797)          (10,902)           809          3,763          3,523          1,435          2,760          3,416
             585,199           529,322        424,888        339,841        370,763        236,922        162,714        125,816
               13.3%             14.2%          12.9%          11.5%          14.7%          12.3%          10.3%          10.0%
        $    231,160      $    209,082   $    166,464   $    129,140   $    140,890   $     92,400   $     65,086   $     51,585
             354,039           320,240        258,424        210,701        229,873        144,522         97,628         74,231
                8.1%              8.6%           7.8%           7.1%           9.1%           7.5%           6.2%           5.9%
        $     66,993      $     64,775   $     53,041   $     44,106   $     41,126   $     29,625   $     22,857   $     18,244
             309,599           236,616        215,856        213,659        244,323        199,617         94,266         68,153
--------------------------------------------------------------------------------------------------------------------------------
        $        .85      $        .76   $        .62   $        .51   $        .56   $        .36   $        .24   $        .18
                 .83               .74            .60            .49            .54            .34            .23            .17
                 .16               .15            .13            .11            .10            .07            .06            .05
                3.80              3.17           2.59           2.05           1.59           1.10            .80            .65
--------------------------------------------------------------------------------------------------------------------------------
        $    957,752      $    828,777   $    740,422   $    650,368   $    547,740   $    383,548   $    238,103   $    191,257
             482,575           370,638        331,155        365,692        313,899        247,462        243,482        193,268
           2,343,068         2,004,244      1,763,117      1,379,248      1,147,414        776,900        579,483        481,148
             728,301           555,827        494,194        355,649        235,537        101,518        129,139        106,210
              2.32:1            2.11:1         2.07:1         2.06:1         1.71:1         1.39:1         1.69:1         1.70:1
                   -                 -   $     75,000   $     75,000   $     80,000   $     17,500   $     20,000   $     22,000
                 N/A               N/A          .07:1          .08:1          .12:1          .04:1          .06:1          .08:1
        $  1,640,473      $  1,375,232   $  1,126,475   $    887,839   $    677,788   $    465,733   $    337,972   $    276,399
               16.3%             17.0%          16.4%          16.7%          23.9%          21.3%          18.4%          16.2%
               23.5%             25.6%          25.7%          26.9%          40.2%          36.0%          31.8%          27.0%
------------------------------------------------------------------------------------------------------------------------------
                 225               172            108            117            139            152             98            106
                  55                82            130             94             79             56              7            N/A
                  53                34             45             26             15             20             38             21
               1,680             1,508          1,370          1,307          1,216          1,092            960            900
                 11%               10%             5%             7%            11%            14%             7%            10%
                  0%                1%             1%             5%            13%            14%            15%             8%
        $        425      $        444   $        463   $        489   $        481   $        438   $        389   $        328
          11,100,200         9,165,900      7,546,300      6,509,200      5,638,400      4,762,300      4,056,600      3,879,300
                 21%               21%            16%            15%            18%            17%             5%             6%
              60,000            55,000         44,000         39,000         32,000         26,000         23,000         20,000
         417,718,397       421,644,426    417,905,336    412,629,996    407,007,521    401,965,082    399,847,754    410,942,274
         427,752,515       431,619,827    428,937,902    427,068,347    423,687,625    419,978,006    420,619,541    434,112,567

         431,621,976       434,294,247    435,746,184    432,555,714    427,570,002    423,792,090    421,654,212    421,576,368
--------------------------------------------------------------------------------------------------------------------------------

                          1997 Annual Report page 21

                                   Gap Inc.

                     Management's Discussion and Analysis
               of Results of Operations and Financial Condition

The information below and elsewhere in this Annual Report contains certain forward-looking statements which reflect the current view of Gap Inc. (the "Company") with respect to future events and financial performance. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements.

        Any such forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results of operations to differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging international retail environments, changes in the level of consumer spending or preferences in apparel, and/or trade restrictions and political or financial instability in countries where the Company's goods are manufactured and other factors that may be described in the Company's filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability remain difficult to predict.

        The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


Results of Operations

Net Sales
--------------------------------------------------------------------------
                                   Fifty-two    Fifty-two   Fifty-three
                                  Weeks Ended   Weeks Ended  Weeks Ended
                                 Jan. 31, 1998  Feb. 1, 1997  Feb. 3, 1996
--------------------------------------------------------------------------
Net sales ($000)                   $6,507,825   $5,284,381     $4,395,253
Total net sales growth
 percentage                                23           20             18
Comparable store sales
 growth percentage
 (52-week basis)                            6            5              0
Net sales per average
 gross square foot
 (52-week basis)                   $      463   $      441     $      425
Square footage of gross
 store space at year-end (000)         15,313       12,645         11,100
Number of:
 New stores                               298          203            225
 Expanded stores                           98           42             55
 Closed stores                             22           30             53
-------------------------------------------------------------------------

        The total net sales growth for all years presented was attributable primarily to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores. An increase in comparable store sales also contributed to net sales growth in 1997 and 1996.

        The increase in net sales per average square foot in 1997 and 1996 was primarily attributable to increases in comparable store sales.

Cost of Goods Sold
and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales were 61.8 percent in 1997, 62.2 percent in 1996 and 64.2 percent in 1995.

        The .4 percentage point decrease in 1997 from 1996 was primarily attributable to a .6 percentage point decrease in occupancy expenses, partially offset by a decrease in merchandise margin. The decrease in occupancy expenses as a percentage of net sales was primarily attributable to leverage achieved through comparable store sales growth.

        The 2.0 percentage point decrease in 1996 from 1995 was due to a 1.2 percentage point increase in merchandise margin combined with an .8 percentage point decrease in occupancy expenses as a percentage of net sales. The increase in merchandise margin was driven by increases in initial merchandise markup and in the percentage of merchandise sold at regular price. The decrease in occupancy expenses was primarily attributable to the effect of the growth of the Old Navy division, which carries lower occupancy expenses as a percentage of net sales when compared to other divisions, and leverage achieved through comparable store sales growth.

                          1997 Annual Report page 22

                                   Gap Inc.

        The Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.

Operating Expenses

Operating expenses as a percentage of net sales were 25.1 percent for 1997, 24.0 percent for 1996 and 22.9 percent for 1995.

        In 1997, the 1.1 percentage point increase was primarily attributable to an .8 percentage point increase in advertising/marketing costs as part of the Company's brand development efforts. An increase in the write-off of leasehold improvements and fixtures associated with the remodeling, relocation and closing of certain stores planned for the next fiscal year accounted for .4 percentage point of the increase.

        In 1996, the 1.1 percentage point increase was primarily attributable to a .3 percentage point increase in advertising/marketing costs to support the Company's brands and a .5 percentage point increase in incentive bonus expense.

Net Interest Income

Net interest income was $3.0, $19.5 and $15.8 million for 1997, 1996 and 1995, respectively. The decrease in 1997 was due to the interest expense related to the long-term debt securities issued during the third quarter, as well as to a decrease in gross average investments. The change in 1996 from 1995 was primarily attributable to an increase in gross average investments.

Income Taxes

The effective tax rate was 37.5 percent in 1997 and 39.5 percent in 1996 and 1995. The decrease in the effective tax rate in 1997 was a result of the impact of tax planning initiatives to support changing business needs.

Liquidity and Capital Resources

The following sets forth certain measures of the Company's liquidity:

---------------------------------------------------------------
                                           Fiscal Year
                                -------------------------------
                                   1997        1996      1995
---------------------------------------------------------------
Cash provided by
 operating activities ($000)       $844,651  $834,953  $489,087

Working capital ($000)              839,399   554,359   728,301

Current ratio                        1.85:1    1.72:1    2.32:1
---------------------------------------------------------------

        For the fiscal year ended January 31, 1998, the increase in cash provided by operating activities was due to an increase in net earnings offset by investments in merchandise inventory and the timing of payments for income taxes and certain payables. For the fiscal year ended February 1, 1997, the increase in cash provided by operating activities was attributable to an increase in net earnings and the timing of certain year-end payables and accrued expenses.

        The Company funds inventory expenditures during normal and peak periods through a combination of cash flows provided by operations and normal trade credit arrangements. The Company's business follows a seasonal pattern, peaking over a total of about ten to twelve weeks during the Back-to-School and Holiday periods. During 1997 and 1996, these periods accounted for approximately 35 and 33 percent, respectively, of the Company's annual sales.

        The Company has committed credit facilities totaling $950 million, consisting of an $800 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 30, 2002. These credit facilities provide for the issuance of up to $450 million in letters of credit. The Company has additional uncommitted credit facilities of $300 million for the issuance of letters of credit. At January 31, 1998, the Company had outstanding letters of credit of approximately $498 million.

                          1997 Annual Report page 23

                                   Gap Inc.

        To provide financial flexibility, the Company issued $500 million of 6.9 percent, 10-year debt securities in fiscal 1997. The proceeds from this issuance are intended to be used for general corporate purposes, including store expansion, brand investment, development of additional distribution channels and repurchases of the Company's common stock pursuant to its ongoing repurchase program.

        Capital expenditures, net of construction allowances and dispositions, totaled approximately $450 million in 1997. These expenditures resulted in a net increase in store space of approximately 2.7 million square feet or 21 percent due to the addition of 298 new stores, the expansion of 98 stores and the remodeling of certain stores. Capital expenditures for 1996 and 1995 were $359 million and $291 million, respectively, resulting in a net increase in store space of approximately 1.5 million square feet in 1996 and approximately 1.9 million square feet in 1995.

        The increase in capital expenditures in 1997 from 1996 was primarily attributable to the number of stores opened, expanded and remodeled, as well as the expansion of headquarters facilities. The increase in capital expenditures in 1996 from 1995 was primarily attributable to the construction of two distribution centers and a headquarters facility. Expenditures in 1997, 1996 and 1995 also included costs for equipment.

        For 1998, the Company expects capital expenditures to total approximately $700 million, net of construction allowances. This represents the addition of 300 to 350 new stores, the expansion of approximately 80 to 90 stores and the remodeling of certain stores, as well as amounts for headquarters facilities, distribution centers and equipment. The Company expects to fund such capital expenditures with cash flow from operations and other sources of financing. Square footage growth is expected to be 18 to 20 percent before store closings. New stores are generally expected to be leased.

        In 1997, the Company completed construction of a headquarters facility in San Bruno, California for approximately $60 million. The facility became fully operational in October 1997. To further support its growth, the Company continues to explore alternatives for additional headquarters facilities in San Francisco and San Bruno, California. The Company acquired land in 1997 in San Francisco and in the fourth quarter entered into a purchase contract to acquire additional land in San Bruno.

        Also during 1997, the Company commenced construction on a distribution center in Fresno, California for an estimated cost at completion of $60 million. The majority of the expenditures for this facility will be incurred in 1998. The facility is expected to begin operations in early 1999.

        On November 24, 1997, the Company's Board of Directors authorized a three-for-two split of its common stock effective December 22, 1997, in the form of a stock dividend for shareholders of record at the close of business on December 8, 1997. Share and per share amounts herein and in the accompanying consolidated financial statements have been restated to reflect the stock split.

        In October 1996, the Board of Directors approved a program under which the Company may repurchase up to 45 million shares of its outstanding common stock in the open market over a three-year period. As of January 31, 1998, 28 million shares had been repurchased for $744 million. The program announced in October 1996 follows an earlier 27 million share repurchase program which was completed in November 1996 at a cost of approximately $450 million.

                          1997 Annual Report page 24

                                   Gap Inc.

        During fiscal 1997, the Company entered into various put option contracts in connection with the share repurchase program to hedge against stock price fluctuations. The Company also continued to enter into foreign exchange forward contracts to reduce exposure to foreign currency exchange risk involved in its commitments to purchase merchandise for foreign operations. Additional information on these contracts and agreements is presented in the Notes to Consolidated Financial Statements (Note E). Quantitative and qualitative disclosures about market risk for financial instruments are presented on page 38.

        The Company pursues a diversified global import operations strategy which includes relationships with vendors in over 40 countries. These sourcing operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries, significant fluctuation in the value of the U.S. dollar against foreign currencies, restrictions on the transfer of funds and/or other trade disruptions. The current financial instability in Asia is an example of this instability, which could affect some suppliers adversely. Although to date the instability in Asia has not had a material adverse effect on the Company's ability to import apparel, and therefore on the Company's results of operations and financial condition, no assurances can be given that it will not have such an effect in the future.

        The Company is addressing the need to ensure that its operations will not be adversely impacted by software or other system failures related to year 2000. A program office was established in 1997 to coordinate the identification, evaluation and implementation of any necessary changes to computer systems, applications and business processes. The costs associated with this effort are expected to be incurred through 1999 and are not expected to have a material impact on the results of operations, cash flows or financial condition in any given year. However, no assurances can be given that the Company will be able to completely identify or address all year 2000 compliance issues, or that third parties with whom the Company does business will not experience system failures as a result of the year 2000 issues, nor can the Company fully predict the consequences of noncompliance.


Per Share Data
----------------------------------------------------------------------------
                                   Market Prices              Cash Dividends
                     ---------------------------------------- --------------
Fiscal                      1997                   1996         1997  1996
----------------------------------------------------------------------------
                     High           Low        High      Low
----------------------------------------------------------------------------
1st Quarter       $  24 1/8      $ 19 1/16  $20 5/16  $15 7/16  $.05  $.05
2nd Quarter        29 13/16        20 9/16   24 1/16    18 1/8   .05   .05
3rd Quarter          35 3/4             28   24 5/16   17 5/16   .05   .05
4th Quarter          41 1/4       32 15/16   22 5/16   18 9/16   .05   .05
----------------------------------------------------------------------------
Year                                                            $.20  $.20
----------------------------------------------------------------------------

The principal markets on which the Company's stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of the Company's stock as of March 9, 1998 was 7,108.

                          1997 Annual Report page 25

                                   Gap Inc.

Management's Report on Financial Information

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based on Management's best estimates and judgments.

        In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting control and business practices and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche LLP, independent auditors. Their report, which appears below, is based upon their audits conducted in accordance with generally accepted auditing standards.

        The Audit and Finance Committee (the "Committee") of the Board of Directors is comprised solely of directors who are not officers or employees of the Company. The Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with Management, the independent auditors and the internal auditors to assure that they are carrying out their responsibilities. The Committee also reviews and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Deloitte & Touche LLP and the internal auditors have full and free access to the Committee, with and without Management's presence.

Independent Auditors' Report
To the Shareholders and Board of Directors of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California
February 27, 1998

                          1997 Annual Report page 26

                                   Gap Inc.



Consolidated Statements of Earnings


                                       Fifty-two                         Fifty-two                       Fifty-three
                                      Weeks Ended      Percentage       Weeks Ended      Percentage      Weeks Ended     Percentage
($000 except share and per share amounts)
                                   January 31, 1998     to Sales     February 1, 1997     to Sales    February 3, 1996    to Sales
------------------------------------------------------------------------------------------------------------------------------------

Net sales                              $  6,507,825          100.0%      $  5,284,381         100.0%      $  4,395,253        100.0%

Costs and expenses
         Cost of goods sold and
          occupancy expenses              4,021,541           61.8          3,285,166          62.2          2,821,455         64.2
         Operating expenses               1,635,017           25.1          1,270,138          24.0          1,004,396         22.9
         Net interest income                 (2,975)           0.0            (19,450)         (0.4)           (15,797)        (0.4)

                                       --------------------------------------------------------------------------------------------
Earnings before income taxes                854,242           13.1            748,527          14.2            585,199         13.3
Income taxes                                320,341            4.9            295,668           5.6            231,160          5.2
                                       --------------------------------------------------------------------------------------------
Net earnings                           $    533,901            8.2%      $    452,859           8.6%      $    354,039          8.1%

                                       --------------------------------------------------------------------------------------------
Weighted-average number of
 shares-basic                           396,179,975                        417,146,631                     417,718,397
Weighted-average number of
 shares-diluted                         410,200,758                        427,267,220                     427,752,515
                                       --------------------------------------------------------------------------------------------
Earnings per share-basic               $       1.35                       $       1.09                    $        .85
Earnings per share-diluted                     1.30                               1.06                             .83
                                       --------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                          1997 Annual Report page 27

                                   Gap Inc.

Consolidated Balance Sheets


($000)                                                                          January 31, 1998   February 1, 1997
-------------------------------------------------------------------------------------------------------------------

Assets
Current Assets
Cash and equivalents                                                                $   913,169         $  485,644
Short-term investments                                                                        -            135,632
Merchandise inventory                                                                   733,174            578,765
Prepaid expenses and other current assets                                               184,604            129,214
                                                                                    -----------         ----------
Total current assets                                                                  1,830,947          1,329,255
                                                                                    -----------         ----------
Property and Equipment
Leasehold improvements                                                                  846,791            736,608
Furniture and equipment                                                               1,236,450            960,516
Land and buildings                                                                      154,136             99,969
Construction-in-progress                                                                 66,582            101,520
                                                                                    -----------         ----------
                                                                                      2,303,959          1,898,613
Accumulated depreciation and amortization                                              (938,713)          (762,893)
                                                                                    -----------         ----------
Property and equipment, net                                                           1,365,246          1,135,720
                                                                                    -----------         ----------
Long-term investments                                                                         -             36,138
Lease rights and other assets                                                           141,309            125,814
                                                                                    -----------         ----------
Total assets                                                                        $ 3,337,502         $2,626,927
                                                                                    -----------         ----------
Liabilities and Shareholders' Equity
Current Liabilities
Notes payable                                                                        $   84,794        $    40,050
Accounts payable                                                                        416,976            351,754
Accrued expenses                                                                        389,412            282,494
Income taxes payable                                                                     83,597             91,806
Deferred lease credits and other current liabilities                                     16,769              8,792
                                                                                    -----------         ----------
Total current liabilities                                                               991,548            774,896
                                                                                    -----------         ----------
Long-Term Liabilities
Long-term debt                                                                          496,044                  -
Deferred lease credits and other liabilities                                            265,924            197,561
                                                                                    -----------         ----------
Total long-term liabilities                                                             761,968            197,561
                                                                                    -----------         ----------
Shareholders' Equity
Common stock $.05 par value
Authorized 500,000,000 shares; issued 439,922,841
 and 476,796,135 shares; outstanding 393,133,028
 and 411,775,997 shares                                                                  21,996             23,840
Additional paid-in capital                                                              317,674            434,104
Retained earnings                                                                     2,392,750          1,938,352
Foreign currency translation adjustments                                                (15,230)            (5,187)
Deferred compensation                                                                   (38,167)           (47,838)
Treasury stock, at cost                                                              (1,095,037)          (688,801)
                                                                                    -----------         ----------
Total shareholders' equity                                                            1,583,986          1,654,470
                                                                                    -----------         ----------
Total liabilities and shareholders' equity                                          $ 3,337,502         $2,626,927
                                                                                    -----------         ----------

See Notes to Consolidated Financial Statements.

                          1997 Annual Report page 28

                                   Gap Inc.


Consolidated Statements of Cash Flows



                                                                   Fifty-two          Fifty-two        Fifty-three
                                                                 Weeks Ended        Weeks Ended        Weeks Ended
($000)                                                      January 31, 1998   February 1, 1997   February 3, 1996
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings                                                      $  533,901        $   452,859         $  354,039
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
  Depreciation and amortization(a)                                   269,706            214,905            197,440
  Tax benefit from exercise of stock options
   by employees and from vesting of restricted stock                  23,682             47,348             11,444
  Deferred income taxes                                              (13,706)           (28,897)            (2,477)
Change in operating assets and liabilities:
  Merchandise inventory                                             (156,091)           (93,800)          (113,021)
  Prepaid expenses and other                                         (44,736)           (16,355)           (15,278)
  Accounts payable                                                    63,532             88,532              1,183
  Accrued expenses                                                   107,365             87,974              9,427
  Income taxes payable                                                (8,214)            25,706             24,806
  Deferred lease credits and other long-term liabilities              69,212             56,681             21,524
                                                                 -------------------------------------------------
Net cash provided by operating activities                            844,651            834,953            489,087
                                                                 -------------------------------------------------
Cash Flows from Investing Activities
Net maturity (purchase) of short-term investments                    174,709            (11,774)           116,134
Net purchase of long-term investments                                 (2,939)           (40,120)           (30,370)
Net purchase of property and equipment                              (465,843)          (371,833)          (302,260)
Acquisition of lease rights and other assets                         (19,779)           (12,206)            (6,623)
                                                                 -------------------------------------------------
Net cash used for investing activities                              (313,852)          (435,933)          (223,119)
                                                                 -------------------------------------------------
Cash Flows from Financing Activities
Net increase in notes payable                                         44,462             18,445             20,787
Net issuance of long-term debt                                       495,890                  -                  -
Issuance of common stock                                              30,653             37,053             17,096
Net purchase of treasury stock                                      (593,142)          (466,741)           (71,314)
Cash dividends paid                                                  (79,503)           (83,854)           (66,993)
                                                                 -------------------------------------------------
Net cash used for financing activities                              (101,640)          (495,097)          (100,424)
                                                                 -------------------------------------------------
Effect of exchange rate changes on cash                               (1,634)             2,155               (465)
                                                                 -------------------------------------------------
Net increase (decrease) in cash and equivalents                      427,525            (93,922)           165,079
Cash and equivalents at beginning of year                            485,644            579,566            414,487
                                                                 -------------------------------------------------
Cash and equivalents at end of year                               $  913,169        $   485,644         $  579,566
                                                                 -------------------------------------------------

See Notes to Consolidated Financial Statements.
(a) Includes amortization of restricted stock, discounted stock options and discount on long-term debt.

                          1997 Annual Report page 29

                                   Gap Inc.

Consolidated Statements of Shareholders' Equity



($000 except share and per  share amounts)
                                   Common Stock          Additional
                             ------------------------     Paid-in
                                 Shares       Amount      Capital
------------------------------------------------------------------

Balance at January 28, 1995  470,918,331   $   23,546    $ 282,716
                             -------------------------------------
Issuance of common
 stock pursuant to
 stock option plans            1,491,558           75        9,591
Net issuance of common
 stock pursuant to
 management incentive
 restricted stock
 plans                         1,547,070            77      19,531
Tax benefit from
 exercise of stock
 options by employees
 and from vesting of
 restricted stock                                           11,444
Foreign currency
 translation adjustments
Amortization of restricted
 stock
Purchase of treasury stock
Reissuance of treasury
 stock                                                       4,012
Net earnings
Cash dividends ($.16 per
 share)
                             -------------------------------------
Balance at February 3, 1996  473,956,959   $   23,698    $ 327,294
                             -------------------------------------
Issuance of common stock
 pursuant to stock
 option plans                  2,386,761          119       19,694
Net issuance of common
 stock pursuant to
 management incentive
 restricted stock plans          452,415           23       32,799
Tax benefit from exercise
 of stock options by
 employees and from
 vesting of restricted
 stock                                                      47,348
Foreign currency
 translation adjustments
Amortization of restricted
 stock
Purchase of treasury stock
Reissuance of treasury
 stock                                                       6,969
Net earnings

Cash dividends ($.20 per
 share)
                             -------------------------------------
Balance at February 1, 1997  476,796,135   $   23,840    $ 434,104
                             -------------------------------------
Issuance of common stock
 pursuant to stock
 option plans(a)               2,848,567          142       47,963
Net cancelations of
 common stock pursuant
 to management incentive
 restricted stock plans         (946,861)           (47)   (10,452)
Tax benefit from exercise
 of stock options by
 employees and from
 vesting of restricted
 stock                                                      23,682
Foreign currency
 translation adjustments
Amortization of restricted
 stock and discounted
 stock options
Purchase of treasury stock
Reissuance of treasury
 stock                                                       7,344
Retirement of treasury
 stock                       (38,775,000)      (1,939)    (184,967)
Net earnings
Cash dividends ($.20 per
 share)
                             -------------------------------------
Balance at January 31, 1998  439,922,841   $   21,996    $ 317,674
                             -------------------------------------

                                                    1997 Annual Report Page 30


                                                             Gap Inc.


                                                   Foreign Currency                     Treasury  Stock
                                         Retained    Translation     Deferred     -------------------------

                                         Earnings    Adjustments   Compensation      Shares        Amount        Total

                                        --------------------------------------------------------------------------------


Balance at January 28, 1995             $1,282,301     $  (8,320)      $(54,265)  (36,624,084)  $  (150,746)  $1,375,232
                                        --------------------------------------------------------------------------------
Issuance of common
 stock pursuant to
 stock option plans                                                                                                9,666
Net issuance of common
 stock pursuant to
 management incentive
 restricted stock
 plans                                                                  (16,191)                                   3,417
Tax benefit from
 exercise of stock
 options by employees
 and from vesting of
 restricted stock                                                                                                 11,444
Foreign currency
 translation adjustments                                    (751)                                                   (751)
Amortization of restricted
 stock                                                                   21,721                                   21,721
Purchase of treasury stock                                                         (6,289,200)      (72,717)     (72,717)
Reissuance of treasury
 stock                                                                                578,301         1,403        5,415
Net earnings                               354,039                                                               354,039
Cash dividends ($.16 per
 share)                                    (66,993)                                                              (66,993)
                                        --------------------------------------------------------------------------------
Balance at February 3, 1996             $1,569,347     $  (9,071)      $(48,735)  (42,334,983)  $  (222,060)  $1,640,473
                                        --------------------------------------------------------------------------------
Issuance of common stock
 pursuant to stock
 option plans                                                            (9,648)                                  10,165
Net issuance of common
 stock pursuant to
 management incentive
 restricted stock plans                                                 (12,903)                                  19,919
Tax benefit from exercise
 of stock options by
 employees and from
 vesting of restricted
 stock                                                                                                            47,348
Foreign currency
 translation adjustments                                   3,884                                                   3,884
Amortization of restricted
 stock                                                                   23,448                                   23,448
Purchase of treasury stock                                                        (23,284,650)     (468,246)    (468,246)
Reissuance of treasury
 stock                                                                                599,495         1,505        8,474
Net earnings                              452,859                                                                452,859
Cash dividends ($.20 per
 share)                                   (83,854)                                                               (83,854)
                                        --------------------------------------------------------------------------------
Balance at February 1, 1997             $1,938,352     $  (5,187)      $(47,838)  (65,020,138)  $  (688,801)  $1,654,470
                                        --------------------------------------------------------------------------------
Issuance of common stock
 pursuant to stock
 option plans(a)                                                        (18,166)                                  29,939
Net cancelations of
 common stock pursuant
 to management incentive
 restricted stock plans                                                   3,869                                   (6,630)
Tax benefit from exercise
 of stock options by
 employees and from
 vesting of restricted
 stock                                                                                                            23,682
Foreign currency
 translation adjustments                                 (10,043)                                                (10,043)
Amortization of restricted
 stock and discounted
 stock options                                                          23,968                                    23,968
Purchase of treasury stock                                                        (21,190,300)     (598,149)    (598,149)
Reissuance of treasury
 stock                                                                                645,625         5,007       12,351
Retirement of treasury
 stock                                                                             38,775,000       186,906            0
Net earnings                               533,901                                                               533,901
Cash dividends ($.20 per
 share)                                    (79,503)                                                              (79,503)
                                        --------------------------------------------------------------------------------
Balance at January 31, 1998             $2,392,750     $ (15,230)      $(38,167)  (46,789,813)  $(1,095,037)  $1,583,986

                                        --------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
(a) Includes payout of cash for fractional shares resulting from the three-for-two split of common stock effective December 22, 1997.

                          1997 Annual Report page 31

                                   Gap Inc.


Notes to Consolidated Financial Statements

For the Fifty-two Weeks ended January 31, 1998 (fiscal 1997), the Fifty-two Weeks ended February 1, 1997 (fiscal 1996) and the Fifty-three Weeks ended February 3, 1996 (fiscal 1995).>>

Note A: Summary of Significant
Accounting Policies

Gap Inc. (the "Company") is an international specialty retailer which operates stores selling casual apparel, personal care and other accessories for men, women and children under a variety of brand names including: Gap, GapKids, babyGap, Banana Republic and Old Navy. Its principal markets consist of the United States, Canada, Europe and Asia with the United States being the most significant.

        On November 24, 1997, the Company's Board of Directors authorized a three-for-two split of its common stock effective December 22, 1997, in the form of a stock dividend for shareholders of record at the close of business on December 8, 1997. Share and per share amounts in the accompanying consolidated financial statements for all periods have been restated to reflect the stock split.

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

        Short-term investments include investments with an original maturity of greater than three months and a remaining maturity of less than one year. Long-term investments include investments with an original and remaining maturity of greater than one year. Effective July 1997, the Company's short-and long-term investments, which consist primarily of debt securities, are classified as available for sale and are carried at fair market value. Any unrealized gains or losses computed in marking these securities to market are reported within shareholders' equity. Prior to July 1997, such securities were classified as held to maturity and were carried at amortized cost.

        Merchandise inventory is stated at the lower of FIFO (first-in, first-out) cost or market.

        Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets.

        Lease rights are recorded at cost and are amortized over 12 years or the lives of the respective leases including option periods, whichever is less.

        Costs associated with the opening or remodeling of stores, such as pre-opening rent and payroll, are expensed as incurred. The net book value of fixtures and leasehold improvements for stores scheduled to be closed or expanded within the next fiscal year is charged against current earnings.

        Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as magazine and billboard space, are expensed when the advertising first takes place. Advertising costs were $175 million, $96 million and $64 million in fiscal 1997, 1996 and 1995, respectively.

        Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

        Translation adjustments result from the process of translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in shareholders' equity.

        The Company accounts for stock-based awards using the intrinsic value-based method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and has provided pro forma disclosures of net earnings and earnings per share in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Restricted stock and discounted stock options represent deferred compensation and are shown as a reduction of shareholders' equity.

        In the fourth quarter of 1997, the Company adopted SFAS No. 128, Earnings per Share, which requires dual presentation of basic earnings per share
(EPS) and diluted EPS. All prior periods have been restated to conform with the new statement. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding, excluding restricted stock, for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock and other convertible securities.

                          1997 Annual Report page 32

                                   Gap Inc.

        The Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these standards will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. SFAS No. 130 and SFAS No. 131 are effective for the Company's fiscal years ending after January 31, 1998.

        Certain reclassifications have been made to the 1995 and 1996 financial statements to conform with the 1997 financial statements.

Note B: Debt and Other Credit Arrangements

The Company has committed credit facilities totaling $950 million, consisting of an $800 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 30, 2002. These credit facilities provide for the issuance of up to $450 million in letters of credit. The Company has additional uncommitted credit facilities of $300 million for the issuance of letters of credit. At January 31, 1998, the Company had outstanding letters of credit of $498,256,000.

        Borrowings under the Company's credit agreements are subject to the Company not exceeding a certain debt ratio. The Company was in compliance with this debt covenant at January 31, 1998.

        During fiscal 1997, the Company issued long-term debt which consists of $500 million of 6.9 percent unsecured notes, due September 15, 2007. Interest on the notes is payable semi-annually. The fair value at January 31, 1998 of the notes was approximately $526 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The balance of the debt is net of unamortized discount.

        Gross interest payments were $8,399,000, $2,800,000 and $2,274,000 in fiscal 1997, 1996 and 1995, respectively.


Note C: Income Taxes
Income taxes consisted of the following:
---------------------------------------------------------------------------------------
                                            Fifty-two       Fifty-two      Fifty-three
                                            Weeks Ended     Weeks Ended    Weeks Ended
($000)                                      Jan. 31, 1998   Feb. 1, 1997   Feb. 3, 1996
---------------------------------------------------------------------------------------
Currently Payable
Federal                                          $279,068       $266,063       $176,200
State                                              33,384         36,167         40,111
Foreign                                            21,595         22,335         17,348
---------------------------------------------------------------------------------------
Total currently payable                           334,047        324,565        233,659
---------------------------------------------------------------------------------------
Deferred
Federal                                           (14,832)       (23,980)        (7,169)
State and foreign                                   1,126         (4,917)         4,670
---------------------------------------------------------------------------------------
Total deferred                                    (13,706)       (28,897)        (2,499)
---------------------------------------------------------------------------------------
Total provision                                  $320,341       $295,668       $231,160
---------------------------------------------------------------------------------------

        The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 1997, 1996 and 1995 was $84,487,000, $82,220,000 and $71,545,000, respectively. No provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. Undistributed earnings of foreign subsidiaries were $218,113,000 at January 31, 1998.

        The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:


---------------------------------------------------------------------
                           Fifty-two       Fifty-two     Fifty-three
                          Weeks Ended     Weeks Ended    Weeks Ended
                         Jan. 31, 1998   Feb. 1, 1997   Feb. 3, 1996
---------------------------------------------------------------------
Federal tax rate                  35.0%          35.0%          35.0%
State income taxes,
 less federal benefit              3.2            4.4            5.0
Other                              (.7)            .1            (.5)
---------------------------------------------------------------------
Effective tax rate                37.5%          39.5%          39.5%
---------------------------------------------------------------------

        Deferred tax assets (liabilities), reported in other assets in the Consolidated Balance Sheets, consisted of the following at January 31, 1998 and February 1, 1997:


-----------------------------------------------------------------------------
($000)                                           Jan. 31, 1998   Feb. 1, 1997

-----------------------------------------------------------------------------
Compensation and benefits accruals                    $ 31,367       $ 31,640

Scheduled rent                                          44,451         40,834

Inventory capitalization                                28,776         16,459

Nondeductible accruals                                  20,003         18,705

Other                                                   17,854         24,224

-----------------------------------------------------------------------------
Gross deferred tax assets                              142,451        131,862

-----------------------------------------------------------------------------
Depreciation                                            (9,553)       (13,611)

Other                                                   (6,345)        (5,404)

-----------------------------------------------------------------------------
Gross deferred tax liabilities                         (15,898)       (19,015)

-----------------------------------------------------------------------------
Net deferred tax assets                               $126,553       $112,847

-----------------------------------------------------------------------------

                          1997 Annual Report page 33

                                   Gap Inc.


        Income tax payments were $320,744,000, $249,968,000 and $197,802,000 in fiscal 1997, 1996 and 1995, respectively.

Note D: Leases

The Company leases most of its store premises and headquarters facilities and some of its distribution centers. These leases expire at various dates through 2013.

        The aggregate minimum non-cancelable annual lease payments under leases in effect on January 31, 1998 are as follows:


--------------------------------------------
Fiscal Year                            ($000)
--------------------------------------------
1998                              $  409,607
1999                                 403,285
2000                                 387,668
2001                                 364,270
2002                                 332,364
Thereafter                         1,172,849
--------------------------------------------
Total minimum lease commitment    $3,070,043
--------------------------------------------

        Many leases entered into by the Company include options, which are generally exercised, that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions. If conditions did not warrant invoking early termination of any leases, and all renewal options were exercised for current lease agreements, the total lease commitment for the Company would be approximately $4.1 billion.

        For leases that contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At January 31, 1998 and February 1, 1997, this liability amounted to $129,981,000 and $110,633,000, respectively.

        Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits.

        Some of the leases relating to stores in operation at January 31, 1998 contain renewal options for periods ranging up to 25 years. Many leases also provide for payment of operating expenses, real estate taxes and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations (other than radius clauses).


Rental expense for all operating leases was as follows:

--------------------------------------------------------------------------
                                   Fifty-two     Fifty-two    Fifty-three
                                  Weeks Ended   Weeks Ended   Weeks Ended
($000)                           Jan. 31, 1998  Feb. 1, 1997  Feb. 3, 1996
--------------------------------------------------------------------------
Minimum rentals                       $391,472      $337,487      $300,171
Contingent rentals                      38,657        30,644        22,464
--------------------------------------------------------------------------
Total                                 $430,129      $368,131      $322,635
--------------------------------------------------------------------------


Note E: Financial Instruments
Foreign Exchange Forward Contracts

The Company enters into foreign exchange forward contracts to reduce exposure to foreign currency exchange risk. These contracts are primarily designated and effective as hedges of commitments to purchase merchandise for foreign operations. The market value gains and losses on these contracts are deferred and recognized as part of the underlying cost to purchase the merchandise. At January 31, 1998, the Company had contracts maturing at various dates through 1998 to sell the equivalent of $123,230,000 in foreign currencies (20,200,000 British pounds, 46,200,000 Canadian dollars, 62,625,260,078 Italian lire, 1,543,000,000 Japanese yen and 1,234,884,074 Spanish pesetas) at the contracted rates. The deferred gains and losses on the Company's foreign exchange forward contracts at January 31, 1998 are immaterial.

Put Options

At January 31, 1998, the Company had various put option contracts to repurchase up to 3,050,000 shares of its common stock. The contracts have exercise prices ranging from $32.95 to $38.37, with expiration dates extending to the third quarter of fiscal 1998.

Interest Rate Swaps

During fiscal 1997, the Company entered into interest rate swap agreements in order to reduce interest rate risk on a substantial portion of its long-term debt. The swap agreements, which were issued at an aggregate notional amount of $400 million, were settled in September 1997 at an interest rate of 6.7 percent. The gains on the interest rate swaps were deferred and are being amortized to reduce interest expense over the life of the debt.

                          1997 Annual Report page 34

                                   Gap Inc.

Note F: Employee Benefit
And Incentive Stock Compensation Plans
Retirement Plans

The Company has a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, the Company matches all or a portion of the employee's contributions under a predetermined formula. The Company's contributions vest over a seven-year period. Company contributions to the retirement plan in 1997, 1996 and 1995 were $12,907,000, $11,427,000 and $9,839,000, respectively.

        A nonqualified Executive Deferred Compensation Plan was established on January 1, 1994 and a nonqualified Executive Capital Accumulation Plan was established on April 1, 1994. Both plans allow eligible employees to defer compensation up to a maximum amount defined in each plan. The Company does not match employees' contributions.

        A Deferred Compensation Plan was established on August 26, 1997 for nonemployee members of the Board of Directors. Under this plan, Board members may elect to defer receipt on a pre-tax basis of eligible compensation received for serving as nonemployee directors of the Company. In exchange for compensation deferred, Board members are granted discounted stock options to purchase shares of the Company's common stock. All options are fully exercisable upon the date granted and expire seven years after grant or one year after retirement from the Board, if earlier. The Company may issue up to 300,000 shares under the plan.

Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "Plan") was established on March 26, 1996. The Board authorized 41,485,041 shares for issuance under the Plan, which includes shares available under the Management Incentive Restricted Stock Plan ("MIRSP") and an earlier stock option plan established in 1981, both of which were superseded by the Plan. The Plan empowers the Compensation and Stock Option Committee of the Board of Directors to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. Stock options generally expire ten years from the grant date or one year after the date of retirement, if earlier. Stock options generally vest over a three-year period, with shares becoming exercisable in full on the third anniversary of the grant date. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than the fair market value at the date of grant or at other prices as determined by the Compensation and Stock Option Committee. Total compensation cost for those stock options issued at less than fair market value under the Plan and for the restricted shares issued under MIRSP was $17,170,000, $22,248,000 and $23,743,000 in 1997, 1996 and 1995, respectively.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which all eligible employees may purchase common stock of the Company at 85 percent of the lower of the closing price of the Company's common stock on the grant date or the purchase date on the New York Stock Exchange Composite Transactions Index. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 645,625 shares issued under the plan during fiscal 1997, 599,495 during 1996 and 578,301 during 1995. All shares were acquired from reissued treasury stock. At January 31, 1998, there were 4,176,579 shares reserved for future subscriptions.

Note G: Shareholders'
Equity And Stock Options
Common and Preferred Stock

The Company is authorized to issue 60,000,000 shares of Class B common stock which is convertible into shares of common stock on a share-for-share basis; transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

        The Board of Directors is authorized to issue 30,000,000 shares of one or more series of preferred stock and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features and such other terms and conditions of each series (including voting rights) as the Board of Directors deems appropriate, without further action on the part of the shareholders. No preferred shares have been issued.

        In October 1996, the Board of Directors approved a share-buyback program under which the Company may repurchase up to 45,000,000 shares of its outstanding stock in the open market over a three-year period. As of January 31, 1998, 28,184,650 shares were repurchased for $743,805,000 under this program.

                          1997 Annual Report page 35

                                   Gap Inc.

Stock Options

Under the Company's Stock Option Plans, nonqualified options to purchase common stock are granted to officers, directors and key employees at exercise prices equal to the fair market value of the stock at the date of grant or at other prices as determined by the Compensation and Stock Option Committee of the Board of Directors.

        Stock option activity for all employee benefit plans was as follows:

----------------------------------------------------------------
                                                Weighted-Average
                                    Shares        Exercise Price
----------------------------------------------------------------
Balance at January 28, 1995          11,619,816           $10.18
----------------------------------------------------------------
Granted                              14,226,600            11.94
Exercised                            (1,491,558)            6.48
Canceled                               (894,222)           12.27
----------------------------------------------------------------
Balance at February 3, 1996          23,460,636           $11.41
----------------------------------------------------------------
Granted                               9,364,110            20.60
Exercised                            (2,386,761)            8.30
Canceled                             (1,198,608)           14.85
----------------------------------------------------------------
Balance at February 1, 1997          29,239,377           $14.46
----------------------------------------------------------------
Granted                              11,392,531            21.62
Exercised                            (2,849,034)           10.65
Canceled                             (2,559,295)           16.01
----------------------------------------------------------------
Balance at January 31, 1998          35,223,579           $16.97
----------------------------------------------------------------

        Outstanding options at January 31, 1998 have expiration dates ranging from March 20, 1998 to January 29, 2008 and represent grants to 2,347 key employees.

        At January 31, 1998, the Company reserved 60,083,011 shares of its common stock, including 14,996 treasury shares, for the exercise of stock options. There were 24,859,432 and 32,745,096 shares available for granting of options at January 31, 1998 and February 1, 1997, respectively. Options for 4,299,847 and 4,373,222 shares were exercisable as of January 31, 1998 and February 1, 1997, respectively, and had a weighted-average exercise price of $11.66 and $9.01 for those respective periods.

        The Company accounts for its Stock Option and Award Plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for stock option awards granted at fair market value. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1995. Additional awards in future years are anticipated.


-------------------------------------------------------------------------
                                  Fifty-two     Fifty-two    Fifty-three
                                 Weeks Ended   Weeks Ended   Weeks Ended
                                Jan. 31, 1998  Feb. 1, 1997  Feb. 3, 1996
-------------------------------------------------------------------------
Net earnings ($000)
         As reported                 $533,901      $452,859      $354,039
         Pro forma                    507,966       437,232       348,977
-------------------------------------------------------------------------
Earnings per share
         As reported-basic           $   1.35      $   1.09      $    .85
         Pro forma-basic                 1.28          1.05           .84
         As reported-diluted             1.30          1.06           .83
         Pro forma-diluted               1.24          1.02           .82
-------------------------------------------------------------------------

        The weighted-average fair value of the stock options granted during fiscal 1997, 1996 and 1995 was $8.76, $7.47 and $4.18, respectively. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1997: dividend yield of .7 percent; expected price volatility of 31 percent; risk-free interest rates ranging from 5.9 percent to
7.0 percent and expected lives between 3.9 and 5.8 years. The fair value of stock options granted prior to 1997 was based on the following weighted-average assumptions: dividend yield of 1.0 percent; expected price volatility of 30 percent; risk-free interest rates ranging from 5.5 percent to 6.5 percent; and expected lives between 3.6 and 5.8 years.

The following table summarizes information about stock options outstanding at January 31, 1998:

-----------------------------------------------------------------------------------------------------------------------------------

                                                  Options Outstanding                               Options Exercisable
                          ------------------------------------------------------------------  ------------------------------------
                          Number Outstanding  Weighted-Average Remaining    Weighted-Average  Number Exercisable  Weighted-Average
Range of Exercise Prices   at Jan. 31, 1998   Contractual Life (in years)   Exercise Price     at Jan. 31, 1998    Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

        $ 3.86  to  $11.29     8,215,077             5.10                        $10.12          1,995,467             $ 8.39
         11.40  to   13.03     7,454,625             5.75                         12.96            210,600              11.79
         13.42  to   20.88    10,688,682             8.08                         19.13          2,077,095              14.68
         20.89  to   39.00     8,865,195             8.66                         24.10             16,685              25.79
-----------------------------------------------------------------------------------------------------------------------------------

        $ 3.86  to  $39.00    35,223,579             7.04                        $16.97          4,299,847             $11.66
-----------------------------------------------------------------------------------------------------------------------------------


                          1997 Annual Report page 36

                                   Gap Inc.

Note H: Earnings Per Share

Under SFAS No. 128, the Company provides dual presentation of EPS on a basic and diluted basis. The Company's granting of certain stock options and restricted stock resulted in potential dilution of basic EPS. The following summarizes the effects of the assumed issuance of dilutive securities on weighted-average shares for basic EPS.

--------------------------------------------------------------------------
                                   Fifty-two     Fifty-two    Fifty-three
                                  Weeks Ended   Weeks Ended   Weeks Ended
                                 Jan. 31, 1998  Feb. 1, 1997  Feb. 3, 1996
--------------------------------------------------------------------------
Weighted-average number
 of shares-basic                   396,179,975   417,146,631   417,718,397
Incremental shares from
 assumed issuance of:
             Stock options          10,037,700     5,597,219     1,939,485
             Restricted stock        3,983,083     4,523,370     8,094,633
--------------------------------------------------------------------------
Weighted-average number
 of shares-diluted                 410,200,758   427,267,220   427,752,515
--------------------------------------------------------------------------

        The number of incremental shares from the assumed issuance of stock options and restricted stock is calculated applying the treasury stock method.

        Excluded from the above computation of weighted-average shares for diluted EPS were options to purchase 440,063 shares of common stock during fiscal 1997, 5,084,978 during 1996 and 3,087,269 during 1995. Issuance of these securities would have resulted in an antidilutive effect on EPS.

Note I: Related Party Transactions

The Company has an agreement with Fisher Development, Inc. (FDI), wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. FDI acted as general contractor for 266, 177 and 204 new stores' leasehold improvements and fixtures during fiscal 1997, 1996 and 1995, respectively. In the same respective years, FDI supervised construction of 97, 38 and 54 expansions, as well as remodels of existing stores and headquarters facilities. Total cost of construction was $233,777,000, $111,871,000 and $164,820,000, including profit and overhead costs of $16,845,000, $10,751,000 and $11,753,000 for fiscal 1997, 1996 and 1995, respectively. At January 31, 1998 and February 1, 1997, amounts due to FDI were $10,318,000 and $6,456,000, respectively. The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

Note J: Quarterly Financial Information (Unaudited)
Fiscal 1997 Quarter Ended
-------------------------------------------------------------------------------------------------------------------------------
                                                          Thirteen        Thirteen      Thirteen       Thirteen       Fifty-two
                                                       Weeks Ended     Weeks Ended   Weeks Ended    Weeks Ended     Weeks Ended
($000 except per share amounts)                        May 3, 1997    Aug. 2, 1997  Nov. 1, 1997  Jan. 31, 1998   Jan. 31, 1998
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $1,231,186    $1,345,221    $1,765,939     $2,165,479      $6,507,825

Gross profit                                                 442,060       462,135       721,266        860,823       2,486,284

Net earnings                                                  84,304        69,458       164,523        215,616         533,901

Earnings per share-basic                                         .21           .17           .42            .55            1.35

Earnings per share-diluted                                       .20           .17           .40            .53            1.30
-------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996 Quarter Ended
-------------------------------------------------------------------------------------------------------------------------------
                                                          Thirteen        Thirteen      Thirteen       Thirteen       Fifty-two
                                                       Weeks Ended     Weeks Ended   Weeks Ended    Weeks Ended     Weeks Ended
($000 except per share amounts)                        May 4, 1996    Aug. 3, 1996  Nov. 2, 1996   Feb. 1, 1997    Feb. 1, 1997
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $1,113,154    $1,120,335    $1,382,996     $1,667,896    $5,284,381
Gross profit                                                 413,840       400,170       545,221        639,984     1,999,215
Net earnings                                                  81,573        65,790       134,310        171,186       452,859
Earnings per share-basic                                         .19           .16           .32            .42          1.09
Earnings per share-diluted                                       .19           .15           .32            .41          1.06
-------------------------------------------------------------------------------------------------------------------------------

                          1997 Annual Report page 37

                                   Gap Inc.

Quantitative and Qualitative Disclosures About Market Risk

The table on the right provides information about the Company's market sensitive financial instruments as of January 31,1998 and constitutes a forward-looking statement. The Company operates in foreign countries which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's policy is to hedge substantially all merchandise purchases for foreign operations through foreign exchange forward contracts. These contracts are entered into with large reputable financial institutions, thereby minimizing the risk of credit loss. Further discussion of these contracts appears in the Notes to Consolidated Financial Statements (Note E).

        The Company issued unsecured notes payable with a fixed interest rate of
6.9 percent. By entering into the fixed-rate notes, the Company avoided interest rate risk from variable rate fluctuations.

        A portion of the Company's fixed-rate short-term borrowings used to finance foreign operations are denominated in foreign currencies. By borrowing and repaying the loans in local currencies, the Company avoided the risk associated with exchange rate fluctuations.

------------------------------------------------------------------------------------------------------
                                                                   Notional Amount of
                                                   Average         Forward Contracts   Fair Value at
($000)                                      Contract Rate(a)       in U.S. Dollars    Jan. 31, 1998(b)
------------------------------------------------------------------------------------------------------
Foreign exchange
 forward contracts(c)
  British pounds                                           .60              $ 33,394       $ 33,269
  Canadian dollars                                        1.40                32,984         31,757
  Italian lire                                        1,743.25                35,924         35,383
  Japanese yen                                          120.52                12,803         12,266
  Spanish pesetas                                       151.98                 8,125          8,112
------------------------------------------------------------------------------------------------------
Total foreign exchange forward contracts                                    $123,230       $120,787
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                         Fixed    Carrying Amount in     Fair Value at
($000)                                           Interest Rate          U.S. Dollars   Jan. 31, 1998(d)
------------------------------------------------------------------------------------------------------
Notes payable(e)                                           6.9%             $496,044       $526,128
------------------------------------------------------------------------------------------------------

(a)  Currency per U.S. dollar.
(b)  Calculated using spot rates at January 31, 1998.
(c)  All contracts mature within one year.
(d) Based on the rates at which the Company could borrow funds with similar terms and remaining maturities at January 31, 1998.
(e)  Principal amount $500 million due September 15, 2007.


                          1997 Annual Report page 38