Form 10-K, Exhibit 13
period 1999-01-30
GAP INC
filed 1999-04-22
CIK 39911

                                           Gap Inc. Gap Banana Republic Old Navy

Ten-Year Selected Financial Data



                                                    Compound Annual Growth Rate                      Fiscal Year
                                               -----------------------------------           -------------------------
                                                                                                   1998           1997
                                               3-year         5-year       10-year             52 weeks       52 weeks
                                               -----------------------------------           -------------------------

OPERATING RESULTS ($000)
Net sales                                         27%           22%            22%           $9,054,462    $6,507,825
Cost of goods sold and occupancy expenses,
 excluding depreciation and amortization           -             -              -             5,013,473      3,775,957
Percentage of net sales                            -             -              -                 55.4%          58.0%
Depreciation and amortization/(a)/                 -             -              -            $  304,745    $   245,584
Operating expenses                                 -             -              -             2,403,365      1,635,017
Net interest expense (income)                      -             -              -                13,617         (2,975)
Earnings before income taxes                      31            25             26             1,319,262        854,242
Percentage of net sales                            -             -              -                 14.6%          13.1%
Income taxes                                       -             -              -            $  494,723    $   320,341
Net earnings                                      33            26             27               824,539        533,901
Percentage of net sales                            -             -              -                  9.1%           8.2%
Cash dividends paid                                -             -              -            $   76,888    $    79,503
Capital expenditures                               -             -              -               842,655        483,114
                                               -------------------------------------------------------------------------------------


PER SHARE DATA
Net earnings--basic                               36%           28%            28%                $1.43           $.90
Net earnings--diluted                             36            28             29                  1.37            .87
Cash dividends paid/(b)/                           -             -              -                   .13            .13
Shareholders' equity (book value)                  -             -              -                  2.75           2.69
                                               -------------------------------------------------------------------------------------


FINANCIAL POSITION ($000)
Property and equipment, net                       25%           20%            26%           $1,876,370     $1,365,246
Merchandise inventory                             30            26             19             1,056,444        733,174
Total assets                                      19            18             23             3,963,919      3,337,502
Working capital                                    -             -              -               318,721        839,399
Current ratio                                      -             -              -                1.21:1         1.85:1
Total long-term debt, less current
 installments                                      -             -              -            $  496,455     $  496,044
Ratio of long-term debt to shareholders'
  equity                                           -             -              -                 .32:1          .31:1
Shareholders' equity                               -             -              -            $1,573,679     $1,583,986
Return on average assets                           -             -              -                 22.6%          17.9%
Return on average shareholders' equity             -             -              -                 52.2%          33.0%
                                               -------------------------------------------------------------------------------------


STATISTICS
Number of stores opened                           12%           24%            12%                  318            298
Number of stores expanded                          -             -              -                   135             98
Number of stores closed                            -             -              -                    20             22
Number of stores open at year-end/(c)/            13            12             10                 2,428          2,130
Net increase in number of stores                   -             -              -                   14%            15%
Comparable store sales growth (52-week basis)      -             -              -                   17%             6%
Sales per square foot (52-week basis)/(d)/         -             -              -                  $532           $463
Square footage of gross store space at year-end   19            20             17            18,757,400     15,312,700
Percentage increase in square feet                 -             -              -                    22%           21%
Number of employees at year-end                   23            20             19                111,000        81,000
Weighted-average number of shares--basic           -             -              -            576,041,373   594,269,963
Weighted-average number of shares--diluted         -             -              -            602,916,255   615,301,137
Number of shares outstanding at year-end,
 net of treasury stock                             -             -              -            571,973,354   589,699,542
                                               -------------------------------------------------------------------------------------


(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b) Excludes a dividend of $.0333 per share declared in January 1999 but paid in the first quarter of fiscal 1999.
(c) Includes the conversion of GapKids departments to their own separate stores. Converted stores are not classified as new stores.
(d) Based on weighted-average gross square footage.

page 22 1998 Annual Report

                                           Gap Inc. Gap Banana Republic Old Navy


                                                                                  Fiscal Year
------------------------------------------------------------------------------------------------------------------------------------

                                                           1996              1995              1994              1993
                                                       52 weeks          53 weeks          52 weeks          52 weeks
                                                     -------------------------------------------------------------------------------

OPERATING RESULTS ($000)
Net sales                                             $5,284,381        $4,395,253        $3,722,940        $3,295,679
Cost of goods sold and occupancy expenses,
 excluding depreciation and amortization               3,093,709         2,645,736         2,202,133         1,996,929
Percentage of net sales                                    58.5%             60.2%             59.2%             60.6%
Depreciation and amortization/(a)/                    $  191,457        $  175,719        $  148,863        $  124,860
Operating expenses                                     1,270,138         1,004,396           853,524           748,193
Net interest expense (income)                            (19,450)          (15,797)          (10,902)              809
Earnings before income taxes                             748,527           585,199           529,322           424,888
Percentage of net sales                                    14.2%             13.3%             14.2%             12.9%
Income taxes                                          $  295,668        $  231,160        $  209,082        $  166,464
Net earnings                                             452,859           354,039           320,240           258,424
Percentage of net sales                                     8.6%              8.1%              8.6%              7.8%
Cash dividends paid                                   $   83,854        $   66,993        $   64,775        $   53,041
Capital expenditures                                     375,838           309,599           236,616           215,856
                                                     -------------------------------------------------------------------------------

PER SHARE DATA
Net earnings--basic                                       $  .72             $ .57            $  .51             $  .41
Net earnings--diluted                                        .71               .55               .49                .40
Cash dividends paid/(b)/                                     .13               .11               .10                .09
Shareholders' equity (book value)                           2.68              2.53              2.11               1.72
                                                     -------------------------------------------------------------------------------

FINANCIAL POSITION ($000)
Property and equipment, net                           $1,135,720        $  957,752        $  828,777        $  740,422
Merchandise inventory                                    578,765           482,575           370,638           331,155
Total assets                                           2,626,927         2,343,068         2,004,244         1,763,117
Working capital                                          554,359           728,301           555,827           494,194
Current ratio                                             1.72:1            2.32:1            2.11:1            2.07:1
Total long-term debt, less current installments               --                --                --            75,000
Ratio of long-term debt to shareholders' equity              N/A               N/A               N/A             .07:1
Shareholders' Equity                                  $1,654,470        $1,640,473        $1,375,232        $1,126,475
Return on average assets                                   18.2%             16.3%             17.0%             16.4%
Return on average shareholders' equity                     27.5%             23.5%             25.6%             25.7%
                                                     -------------------------------------------------------------------------------

STATISTICS
Number of stores opened                                      203               225               172               108
Number of stores expanded                                     42                55                82               130
Number of stores closed                                       30                53                34                45
Number of stores open at year-end/(c)/                     1,854             1,680             1,508             1,370
Net increase in number of stores                             10%               11%               10%                5%
Comparable store sales growth (52-week basis)                 5%                0%                1%                1%
Sales per square foot (52-week basis)/(d)/                  $441              $425              $444              $463
Square footage of gross store space at year-end       12,645,000        11,100,200         9,165,900         7,546,300
Percentage increase in square feet                           14%               21%               21%               16%
Number of employees at year-end                           66,000            60,000            55,000            44,000
Weighted-average number of shares--basic             625,719,947       626,577,596       632,466,639       626,858,004
Weighted-average number of shares--diluted           640,900,830       641,628,773       647,429,741       643,406,853
Number of shares outstanding at year-end,
 net of treasury stock                               617,663,996       647,432,964       651,441,371       653,619,276
                                                     -------------------------------------------------------------------------------



                                                                                Fiscal Year
                                                  ----------------------------------------------------------------------------------

                                                           1992             1991             1990             1989
                                                       52 weeks         52 weeks         52 weeks         53 weeks
                                                  ----------------------------------------------------------------------------------

OPERATING RESULTS ($000)
Net sales                                            $2,960,409       $2,518,893       $1,933,780       $1,586,596
Cost of goods sold and occupancy expenses,
 excluding depreciation and amortization              1,856,102        1,496,156        1,187,644        1,006,647
Percentage of net sales                                   62.7%            59.4%            61.4%            63.4%
Depreciation and amortization/(a)/                   $   99,451       $   72,765       $   53,599       $   39,589
Operating expenses                                      661,252          575,686          454,180          364,101
Net interest expense (income)                             3,763            3,523            1,435            2,760
Earnings before income taxes                            339,841          370,763          236,922          162,714
Percentage of net sales                                   11.5%            14.7%            12.3%            10.3%
Income taxes                                         $  129,140       $  140,890       $   92,400       $   65,086
Net earnings                                            210,701          229,873          144,522           97,628
Percentage of net sales                                    7.1%             9.1%             7.5%             6.2%
Cash dividends paid                                  $   44,106       $   41,126       $   29,625       $   22,857
Capital expenditures                                    213,659          244,323          199,617           94,266
                                                  ----------------------------------------------------------------------------------

PER SHARE DATA
Net earnings--basic                                       $ .34            $ .38             $.24             $.16
Net earnings--diluted                                       .33              .36              .23              .15
Cash dividends paid/(b)/                                    .07              .07              .05              .04
Shareholders' equity (book value)                          1.37             1.06              .73              .53
                                                  ----------------------------------------------------------------------------------

FINANCIAL POSITION ($000)
Property and equipment, net                          $  650,368       $  547,740         $383,548         $238,103
Merchandise inventory                                   365,692          313,899          247,462          243,482
Total assets                                          1,379,248        1,147,414          776,900          579,483
Working capital                                         355,649          235,537          101,518          129,139
Current ratio                                            2.06:1           1.71:1           1.39:1           1.69:1
Total long-term debt, less current installments      $   75,000       $   80,000         $ 17,500         $ 20,000
Ratio of long-term debt to shareholders' equity           .08:1            .12:1            .04:1            .06:1
Shareholders' equity                                 $  887,839       $  677,788         $465,733         $337,972
Return on average assets                                  16.7%            23.9%            21.3%            18.4%
Return on average shareholders' equity                    26.9%            40.2%            36.0%            31.8%
                                                  ----------------------------------------------------------------------------------

STATISTICS
Number of stores opened                                     117              139              152               98
Number of stores expanded                                    94               79               56                7
Number of stores closed                                      26               15               20               38
Number of stores open at year-end/(c)/                    1,307            1,216            1,092              960
Net increase in number of stores                             7%              11%              14%               7%
Comparable store sales growth (52-week basis)                5%              13%              14%              15%
Sales per square foot (52-week basis)/(d)/                 $489             $481             $438             $389
Square footage of gross store space at year-end       6,509,200        5,638,400        4,762,300        4,056,600
Percentage increase in square feet                          15%              18%              17%               5%
Number of employees at year-end                          39,000           32,000           26,000           23,000
Weighted-average number of shares--basic            618,944,994      610,511,282      602,947,623      599,771,631
Weighted-average number of shares--diluted          640,602,521      635,531,438      629,967,009      630,929,312
Number of shares outstanding at year-end,
 net of treasury stock                              648,833,571      641,355,003      635,688,135      632,481,318
                                                  ----------------------------------------------------------------------------------


(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b) Excludes a dividend of $.0333 per share declared in January 1999 but paid in the first quarter of fiscal 1999.
(c) Includes the conversion of GapKids departments to their own separate stores. Converted stores are not classified as new stores.
(d) Based on weighted-average gross square footage.

                                                      1998 Annual Report page 23

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

   Any such forward-looking statements are subject to risks and uncertainties and the Company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging international retail environments, changes in the level of consumer spending or preferences in apparel, trade restrictions and political or financial instability in countries where the Company's goods are manufactured, disruption to operations from Year 2000 issues and/or other factors that may be described in the Company's Annual Report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

   The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


Results of Operations

Net Sales

--------------------------------------------------------------------------------
                            Fifty-two           Fifty-two           Fifty-two
                           Weeks Ended         Weeks Ended         Weeks Ended
                          Jan. 30, 1999       Jan. 31, 1998        Feb. 1, 1997
--------------------------------------------------------------------------------


Net sales ($000)             $9,054,462          $6,507,825          $5,284,381

Total net sales growth
 percentage                          39                  23                  20

Comparable store sales
 growth percentage                   17                   6                   5
Net sales per average
 gross square foot                 $532                $463                $441

Square footage of gross
 store space at year-end (000)   18,757              15,313              12,645

Number of:

New stores                          318                 298                 203

Expanded stores                     135                  98                  42

Closed stores                        20                  22                  30
--------------------------------------------------------------------------------


   The total net sales growth for all years presented was attributable primarily to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores. An increase in comparable store sales also contributed to net sales growth for all years presented.

   The increase in net sales per average square foot for 1998 and 1997 was primarily attributable to increases in comparable store sales.


COST OF GOODS SOLD
AND OCCUPANCY EXPENSES

Cost of goods sold and occupancy expenses as a percentage of net sales decreased
3.1 and .4 percentage points in 1998 from 1997 and in 1997 from 1996, respectively.

   The decrease in 1998 from 1997 was attributable to a decrease in occupancy expenses as a percentage of net sales combined with an increase in merchandise margin. The decrease in occupancy expenses as a percentage of net sales was primarily due to leverage achieved through comparable store sales growth. The margin improvement was due to higher margins achieved on marked-down goods, as well as to an increase in the percentage of merchandise sold at regular price.

   The decrease in 1997 from 1996 was primarily attributable to a decrease in occupancy expenses as a percentage of net sales, partially offset by a decrease in merchandise margin. The decrease in occupancy expenses as a percentage of net sales was primarily attributable to leverage achieved through comparable store sales growth.

   As a general business practice, the Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.


Page 24  1998 Annual Report

                                           Gap Inc. Gap Banana Republic Old Navy
OPERATING EXPENSES

Operating expenses as a percentage of net sales increased 1.4 percentage points in 1998 from 1997 and 1.1 percentage points in 1997 from 1996.

   In 1998, the increase was driven by significantly higher advertising/ marketing costs as part of the Company's continued brand development efforts, partially offset by a decrease as a percentage of net sales in the write-off of leasehold improvements and fixtures associated with the remodeling, relocation and closing of certain stores planned for the next fiscal year, as well as to leverage from comparable store sales growth.

   In 1997, the increase was primarily attributable to both increases in advertising/marketing costs and the write-off of leasehold improvements and fixtures.


NET INTEREST EXPENSE/INCOME

The change in 1998 to net interest expense from net interest income in 1997 was primarily due to the interest expense incurred for the full fiscal year related to the $500 million of debt securities issued during the third quarter of 1997. The Company's greater short-term borrowings in the last half of 1998 compared to 1997 also contributed to the increase in interest expense. The decrease in net interest income in 1997 from 1996 was due to the interest expense related to the long-term debt and to a decrease in gross average investments.


INCOME TAXES

The effective tax rate was 37.5 percent in 1998 and 1997 and 39.5 percent in 1996. The decrease in the effective tax rate in 1997 was a result of the impact of tax planning initiatives to support changing business needs.


Liquidity and Capital Resources

The following sets forth certain measures of the Company's liquidity:

--------------------------------------------------------------------------------
                                                  Fiscal Year
--------------------------------------------------------------------------------
                                         1998         1997         1996
--------------------------------------------------------------------------------

Cash provided by
 operating activities ($000)       $1,394,161     $844,651     $834,953

Working capital ($000)                318,721      839,399      554,359

Current ratio                          1.21:1       1.85:1       1.72:1
--------------------------------------------------------------------------------


   For the fiscal year ended January 30, 1999, the increase in cash provided by operating activities was due to an increase in net earnings and the timing of payments for certain payables, partially offset by investments in merchandise inventory. The decline in working capital and the current ratio was attributable to an increase in payables driven by business growth combined with a decrease in cash resulting from greater capital expenditures and share repurchases. For the fiscal year ended January 31, 1998, the increase in cash provided by operating activities was attributable to an increase in net earnings, offset by investments in merchandise inventory and the timing of payments for income taxes and certain payables.

   The Company funds inventory expenditures during normal and peak periods through a combination of cash flows from operations and short-term financing arrangements. The Company's business follows a seasonal pattern, peaking over a total of about 10 to 13 weeks during the Back-to-School and Holiday periods. During 1998 and 1997, these periods accounted for 37 and 35 percent, respectively, of the Company's annual sales.

   The Company has committed credit facilities totaling $950 million, consisting of an $800 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 28, 2003. These credit facilities provide for the issuance of up to $450 million in letters of credit. The Company has additional uncommitted credit facilities of $400 million for the issuance of letters of credit. At January 30, 1999, the Company had outstanding letters of credit totaling approximately $677 million. The credit facilities also provide backup for the Company's $500 million commercial paper program. During the last half of fiscal 1998, the Company issued a total of $500 million of commercial paper to cover short-term borrowing needs. The Company had no commercial paper outstanding at January 30, 1999.

   To provide financial flexibility, the Company filed a shelf registration statement in January 1999 with the Securities and Exchange Commission for $500 million of debt securities. The net proceeds from any issuance are expected to be used for general corporate purposes, including expansion of stores, distribution centers and headquarters facilities, brand investment, development of additional distribution channels and repurchases of the Company's common stock pursuant to its ongoing repurchase program. No assurances can be given that the Company will issue these debt securities.

   In fiscal 1997, the Company issued $500 million of 6.9 percent ten-year debt securities. The proceeds were used for general corporate purposes similar to those described above.

   In addition, during the first quarter of fiscal 1999, the Company's Japanese subsidiary issued $50 million of ten-year

                                                     1998 Annual Report  page 25
debt securities. The net proceeds are intended to be used for general corporate purposes. The cash flows relating to the bonds were swapped for the equivalent amounts in Japanese yen to minimize currency exposure.

   Capital expenditures, net of construction allowances and dispositions, totaled approximately $797 million in 1998. These expenditures resulted in a net increase in store space of approximately 3.4 million square feet or 22 percent due to the addition of 318 new stores, the expansion of 135 stores and the remodeling of certain stores. Capital expenditures for 1997 and 1996 were $450 million and $359 million, respectively, resulting in a net increase in store space of 2.7 million square feet in 1997 and 1.5 million square feet in 1996.

   The increases in capital expenditures in 1998 from 1997 and in 1997 from 1996 were primarily attributable to the number of stores opened, expanded and remodeled, as well as the expansion of headquarters facilities. The addition and expansion of distribution centers also contributed to the 1998 increase.

   For 1999, the Company expects capital expenditures to exceed $1 billion, net of construction allowances. This represents the addition of 400 to 470 new stores, the expansion of approximately 100 to 110 stores and the remodeling of certain stores, as well as amounts for headquarters facilities, distribution centers and equipment. The Company expects to fund such capital expenditures with cash flow from operations and other sources of financing. Square footage growth is expected to be in excess of 20 percent before store closings. New stores are generally expected to be leased.

   In 1997, the Company completed construction of a headquarters facility in San Bruno, California for approximately $60 million. The Company acquired land in 1998 in San Bruno and San Francisco on which to construct additional headquarters facilities. Construction commenced during the third quarter on the San Francisco property.

   Also during 1997, the Company commenced construction on a distribution center for an estimated cost at completion of $60 million. The majority of the expenditures for this facility were incurred in 1998. The facility is expected to begin operations in early 1999.

   On October 28, 1998, the Company's Board of Directors authorized a three-for-two split of its common stock effective November 30, 1998, in the form of a stock dividend for shareholders of record at the close of business on November 11, 1998. All share and per share amounts in the accompanying consolidated financial statements for all periods have been restated to reflect the stock split.

   In October 1998, the Board of Directors approved a program under which the Company may purchase up to 45 million shares of its common stock. This program follows an earlier 67.5 million share repurchase program, under which the Company acquired 23.8 million shares for approximately $910 million during 1998. To date under the earlier program 66.1 million shares have been repurchased for approximately $1.7 billion.

   During 1998, the Company entered into various put option contracts in connection with the share repurchase program to hedge against stock price fluctuations. The Company also continued to enter into foreign exchange forward contracts to reduce exposure to foreign currency exchange risk involved in its commitments to purchase merchandise for foreign operations. Additional information on these contracts and agreements is presented in the Notes to Consolidated Financial Statements (Note E). Quantitative and qualitative disclosures about market risk for financial instruments are presented on page 41.


Year 2000 Issue

The Year 2000 issue is primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to a disruption in the operation of such systems. In 1996, the Company established a project team to coordinate existing Year 2000 activities and address remaining Year 2000 issues. The team has focused its efforts on three areas: (1) information systems software and hardware; (2) facilities and distribution equipment and (3) third-party relationships.

   The Program. The Company has adopted a five-phase Year 2000 program consisting of: Phase I-identification and ranking of the components of the Company's systems, equipment and suppliers that may be vulnerable to Year 2000 problems; Phase II-assessment of items identified in Phase I; Phase III-remediation or replacement of non-compliant systems and components and determination of solutions for non-compliant suppliers; Phase IV-testing of systems and components following remediation and Phase V-developing contingency plans to address the most page 26  1998 Annual Report

                                           Gap Inc. Gap Banana Republic Old Navy

reasonably likely worst case Year 2000 scenarios. The Company has completed Phases I and II and continues to make progress according to plan on Phases III, IV and V.

   Information Systems Software and Hardware. The Company has completed Phase II and has made substantial progress on Phase III. Phase IV testing is being conducted concurrently with Phase III activities. Management believes that the Company is on track to complete remediation, testing and implementation of its individual information systems by mid-1999. Phase V contingency planning has begun and is expected to be complete by the end of the third quarter of 1999.

   Facilities and Distribution Equipment. The Company has completed Phase II and is actively working on Phase III. Phase IV testing and Phase V contingency planning are scheduled to begin in the first quarter of 1999.

   Third-Party Relationships. The Company has completed Phase II and is actively working on Phase III. Phase IV certification and Phase V contingency planning are expected to begin in the first quarter of 1999.

   Risks/Contingency Plans. Based on the assessment efforts to date, the Company does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations. The Company operates a large number of geographically dispersed stores and has a large supplier base and believes that these factors will mitigate any adverse impact. The Company's beliefs and expectations, however, are based on certain assumptions and expectations that ultimately may prove to be inaccurate.

   The Company has identified that a significant disruption in the product supply chain represents the most reasonably likely worst case Year 2000 scenario. Potential sources of risk include (a) the inability of principal suppliers or logistics providers to be Year 2000-ready, which could result in delays in product deliveries from such suppliers or logistics providers and (b) disruption of the distribution channel, including ports, transportation vendors and the Company's own distribution centers as a result of a general failure of systems and necessary infrastructure such as electricity supply. The Company is preparing plans to flow inventory around an assumed period of disruption to the supply chain, which could include accelerating selected critical products to reduce the impact of significant failure.

   The Company does not expect the costs associated with its Year 2000 efforts to be substantial. Approximately $30 million has been budgeted to address the Year 2000 issue, of which $16.5 million has been expensed through January 30, 1999. The Company's aggregate estimate does not include time and costs that may be incurred by the Company as a result of the failure of any third parties, including suppliers, to become Year 2000-ready or costs to implement any contingency plans.

-------------------------------------------------------------------------------------------------------------------
                                                    Market Prices                             Cash Dividends
                                      ---------------------------------------------         ------------------
Fiscal                                        1998                   1997                    1998        1997
-------------------------------------------------------------------------------------------------------------------
                                        High         Low        High         Low
-------------------------------------------------------------------------------------------------------------------
1st Quarter                           $34 5/16    $26 5/16    $16 1/16    $12 11/16         $.0333      $.0333

2nd Quarter                            44 15/16    33 11/16    19 7/8      13 5/8            .0333       .0333

3rd Quarter                            45 5/16     30 1/4      23 13/16    18 11/16          .0333       .0333

4th Quarter                            65          39 1/8      27 1/2      21 15/16          .0333(a)    .0333
-------------------------------------------------------------------------------------------------------------------

Year                                                                                        $.1332      $.1332
-------------------------------------------------------------------------------------------------------------------


(a) Excludes a dividend of $.0333 per share declared in January 1999 but paid in the first quarter of fiscal 1999.

The principal markets on which the Company's stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of the Company's stock as of March 12, 1999 was 7,967.

Management's Report on Financial Information

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based on Management's best estimates and judgments.

   In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting control and business practices and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche LLP, independent auditors whose report appears below.

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



Independent Auditors' Report
To the Shareholders and Board of Directors of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

San Francisco, California
February 25, 1999



page 28 1998 Annual Report

                                           Gap Inc. Gap Banana Republic Old Navy


Consolidated  Statements of Earnings

                                            Fifty-two                         Fifty-two                       Fifty-two
                                          Weeks Ended    Percentage         Weeks Ended   Percentage        Weeks Ended  Percentage
($000 except per share amounts)      January 30, 1999      to Sales    January 31, 1998     to Sales   February 1, 1997    to Sales
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                  $9,054,462         100.0%         $6,507,825        100.0%        $5,284,381       100.0%
Costs and expenses
   Cost of goods sold and occupancy
    expenses                                5,318,218          58.7           4,021,541         61.8          3,285,166        62.2
   Operating expenses                       2,403,365          26.5           1,635,017         25.1          1,270,138        24.0
   Net interest expense (income)               13,617           0.2              (2,975)         0.0            (19,450)       (0.4)
                                          ------------------------------------------------------------------------------------------
Earnings before income taxes                1,319,262          14.6             854,242         13.1            748,527        14.2
Income taxes                                  494,723           5.5             320,341          4.9            295,668         5.6
                                          ------------------------------------------------------------------------------------------
Net earnings                               $  824,539           9.1%         $  533,901          8.2%        $  452,859         8.6%
                                          ------------------------------------------------------------------------------------------


Weighted-average number of shares-basic   576,041,373                       594,269,963                     625,719,947
Weighted-average number of shares-diluted 602,916,255                       615,301,137                     640,900,830
                                          ------------------------------------------------------------------------------------------


Earnings per share-basic                        $1.43                              $.90                            $.72
Earnings per share-diluted                       1.37                               .87                             .71
                                          ------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.




                                                      1998 Annual Report page 29

Consolidated Balance Sheets


($000 except par value)                                                       January 30, 1999    January 31, 1998
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and equivalents                                                               $   565,253         $   913,169
Merchandise inventory                                                                1,056,444             733,174
Other current assets                                                                   250,127             184,604
                                                                                  ---------------------------------
Total current assets                                                                 1,871,824           1,830,947
                                                                                  ---------------------------------
Property and Equipment
Leasehold improvements                                                               1,040,959             846,791
Furniture and equipment                                                              1,601,572           1,236,450
Land and buildings                                                                     160,776             154,136
Construction-in-progress                                                               245,020              66,582
                                                                                  ---------------------------------
                                                                                     3,048,327           2,303,959
Accumulated depreciation and amortization                                           (1,171,957)           (938,713)
                                                                                  ---------------------------------
Property and equipment, net                                                          1,876,370           1,365,246
                                                                                  ---------------------------------
Lease rights and other assets                                                          215,725             141,309
                                                                                  ---------------------------------
Total assets                                                                       $ 3,963,919         $ 3,337,502
                                                                                  =================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable                                                                      $    90,690         $    84,794
Accounts payable                                                                       684,130             416,976
Accrued expenses and other current liabilities                                         655,770             406,181
Income taxes payable                                                                   122,513              83,597
                                                                                  ---------------------------------
Total current liabilities                                                            1,553,103             991,548
                                                                                  ---------------------------------
Long-Term Liabilities
Long-term debt                                                                         496,455             496,044
Deferred lease credits and other liabilities                                           340,682             265,924
                                                                                  ---------------------------------
Total long-term liabilities                                                            837,137             761,968
                                                                                  ---------------------------------
Shareholders' Equity
Common stock $.05 par value
Authorized 1,500,000,000 shares; issued 664,997,475
 and 659,884,262 shares; outstanding 571,973,354
 and 589,699,542 shares                                                                 33,250              32,994
Additional paid-in capital                                                             365,662             221,890
Retained earnings                                                                    3,121,360           2,392,750
Accumulated other comprehensive earnings                                               (12,518)            (15,230)
Deferred compensation                                                                  (31,675)            (38,167)
Treasury stock, at cost                                                             (1,902,400)         (1,010,251)
                                                                                  ---------------------------------
Total shareholders' equity                                                           1,573,679           1,583,986
                                                                                  ---------------------------------
Total liabilities and shareholders' equity                                         $ 3,963,919         $ 3,337,502
                                                                                  =================================

See Notes to Consolidated Financial Statements.



page 30 1998 Annual Report

                                           Gap Inc. Gap Banana Republic Old Navy



Consolidated Statements of Cash Flows

                                                                    Fifty-two             Fifty-two            Fifty-two
                                                                  Weeks Ended           Weeks Ended          Weeks Ended
($000)                                                       January 30, 1999      January 31, 1998     February 1, 1997
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                        $ 824,539             $ 533,901            $ 452,859
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization/(a)/                                 326,447               269,706              214,905
   Tax benefit from exercise of stock options
    and vesting of restricted stock                                    79,808                23,682               47,348
   Deferred income taxes                                              (34,766)              (13,706)             (28,897)
 Change in operating assets and liabilities:
   Merchandise inventory                                             (322,287)             (156,091)             (93,800)
   Prepaid expenses and other                                         (77,292)              (44,736)             (16,355)
   Accounts payable                                                   265,296                63,532               88,532
   Accrued expenses                                                   231,178               107,365               87,974
   Income taxes payable                                                38,805                (8,214)              25,706
   Deferred lease credits and other long-term liabilities              62,433                69,212               56,681
                                                                  -------------------------------------------------------
Net cash provided by operating activities                           1,394,161               844,651              834,953
                                                                  =======================================================

CASH FLOWS FROM INVESTING ACTIVITIES
Net maturity (purchase) of short-term investments                           -               174,709              (11,774)
Net purchase of long-term investments                                       -                (2,939)             (40,120)
Net purchase of property and equipment                               (797,592)             (465,843)            (371,833)
Acquisition of lease rights and other assets                          (28,815)              (19,779)             (12,206)
                                                                  -------------------------------------------------------
Net cash used for investing activities                               (826,407)             (313,852)            (435,933)
                                                                  =======================================================

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in notes payable                                           1,357                44,462               18,445
Net issuance of long-term debt                                              -               495,890                    -
Issuance of common stock                                               49,421                30,653               37,053
Net purchase of treasury stock                                       (892,149)             (593,142)            (466,741)
Cash dividends paid                                                   (76,888)              (79,503)             (83,854)
                                                                  -------------------------------------------------------
Net cash used for financing activities                               (918,259)             (101,640)            (495,097)
                                                                  =======================================================


Effect of exchange rate fluctuations on cash                            2,589                (1,634)               2,155
                                                                  -------------------------------------------------------
Net (decrease) increase in cash and equivalents                      (347,916)              427,525              (93,922)
Cash and equivalents at beginning of year                             913,169               485,644              579,566
                                                                  -------------------------------------------------------
Cash and equivalents at end of year                                 $ 565,253             $ 913,169            $ 485,644
                                                                  -------------------------------------------------------

See Notes to Consolidated Financial Statements.
(a) Includes amortization of restricted stock, discounted stock options and discount on long-term debt.





                                                      1998 Annual Report page 31

Consolidated Statements of Shareholders' Equity

                                                                       Common Stock
                                                             -------------------------------
($000 except share and per share amounts)                         Shares              Amount    Additional Paid-in Capital
-------------------------------------------------------------------------------------------------------------------------------
Balance at February 3, 1996                                  710,935,439             $35,547                      $315,445
                                                             ------------------------------------------------------------------

Issuance of common stock pursuant to stock option plans        3,580,141                 179                        19,634
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                678,623                  34                        32,788
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock                                                                               47,348
Foreign currency translation adjustments
Amortization of restricted stock
Purchase of treasury stock
Reissuance of treasury stock                                                                                         6,969
Net earnings
Cash dividends ($.13 per share)
                                                             ------------------------------------------------------------------
Balance at February 1, 1997                                  715,194,203             $35,760                      $422,184
                                                             ------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans(a)     4,272,851                 213                        47,892
Net cancellations of common stock pursuant to management
 incentive restricted stock plans                             (1,420,292)                (71)                      (10,428)
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock                                                                               23,682
Foreign currency translation adjustments
Amortization of restricted stock and discounted stock options
Purchase of treasury stock
Reissuance of treasury stock                                                                                         7,344
Retirement of treasury stock                                 (58,162,500)             (2,908)                     (268,784)
Net earnings
Cash dividends ($.13 per share)
                                                             ------------------------------------------------------------------
Balance at January 31, 1998                                  659,884,262             $32,994                      $221,890
                                                             ------------------------------------------------------------------


Issuance of common stock pursuant to stock option plans(b)     5,050,130                 253                        46,836
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                 63,083                   3                         4,362
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock                                                                               79,808
Adjustments for foreign currency translation ($1,893) and
 fluctuations in fair market value of financial instruments
 ($819)
Amortization of restricted stock and discounted stock options
Purchase of treasury stock
Reissuance of treasury stock                                                                                        12,766
Net earnings
Cash dividends ($.17 per share (c))
                                                             ------------------------------------------------------------------
Balance at January 30, 1999                                  664,997,475             $33,250                      $365,662
                                                             ------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
(a) Includes payout of cash for fractional shares resulting from the three-for-two split of common stock effective December 22, 1997.
(b) Includes payout of cash for fractional shares resulting from the three-for-two split of common stock effective November 30, 1998.
(c) Includes a dividend of $.0333 per share declared in January 1999 but paid in the first quarter of fiscal 1999.

page 32 1998 Annual Report

                                           Gap Inc. Gap Banana Republic Old Navy

Consolidated Statements of Shareholders' Equity

                                                                                         Accumulated Other
($000 except share and per share amounts)                       Retained Earnings   Comprehensive Earnings    Deferred Compensation
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 3, 1996                                            $1,569,347                $  (9,071)                $(48,735)
------------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock pursuant to stock option plans                                                                      (9,648)
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                                                                           (12,903)
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock
Foreign currency translation adjustments                                                             3,884
Amortization of restricted stock                                                                                             23,448
Purchase of treasury stock
Reissuance of treasury stock
Net earnings                                                              452,859
Cash dividends ($.13 per share)                                           (83,854)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                                            $1,938,352                $  (5,187)                $(47,838)
------------------------------------------------------------------------------------------------------------------------------------


Issuance of common stock pursuant to stock option plans(a)                                                                  (18,166)
Net cancellations of common stock pursuant to management
 incentive restricted stock plans                                                                                             3,869
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock
Foreign currency translation adjustments                                                           (10,043)
Amortization of restricted stock and discounted stock options                                                                23,968
Purchase of treasury stock
Reissuance of treasury stock
Retirement of treasury stock
Net earnings                                                              533,901
Cash dividends ($.13 per share)                                           (79,503)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                            $2,392,750                $ (15,230)                $(38,167)
------------------------------------------------------------------------------------------------------------------------------------


Issuance of common stock pursuant to stock option plans(b)                                                                  (10,351)
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                                                                            (3,873)
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock
Adjustments for foreign currency translation ($1,893) and
 fluctuations in fair market value of financial instruments ($819)                                   2,712
Amortization of restricted stock and discounted stock options                                                                20,716
Purchase of treasury stock
Reissuance of treasury stock
Net earnings                                                              824,539
Cash dividends ($.17 per share (c))                                       (95,929)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                            $3,121,360                $ (12,518)                $(31,675)
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Treasury Stock
                                                           -----------------------------                      Comprehensive
                                                              Shares          Amount              Total         Earnings
----------------------------------------------------------------------------------------------------------------------------
Balance at February 3, 1996                                       (63,502,475)   $  (222,060)   $1,640,473
----------------------------------------------------------------------------------------------------------------------------

Issuance of common stock pursuant to stock option plans                                             10,165
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                                                   19,919
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock                                                               47,348
Foreign currency translation adjustments                                                             3,884        $   3,884
Amortization of restricted stock                                                                    23,448
Purchase of treasury stock                                        (34,926,975)      (468,246)     (468,246)
Reissuance of treasury stock                                          899,243          1,505         8,474
Net earnings                                                                                       452,859          452,859
Cash dividends ($.13 per share)                                                                    (83,854)
----------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                                       (97,530,207)   $  (688,801)   $1,654,470         $456,743
----------------------------------------------------------------------------------------------------------------------------

Issuance of common stock pursuant to stock option plans(a)                                          29,939
Net cancellations of common stock pursuant to management
 incentive restricted stock plans                                                                   (6,630)
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock                                                               23,682
Foreign currency translation adjustments                                                           (10,043)         (10,043)
Amortization of restricted stock and discounted stock options                                       23,968
Purchase of treasury stock                                        (31,785,451)      (598,149)     (598,149)
Reissuance of treasury stock                                          968,438          5,007        12,351
Retirement of treasury stock                                       58,162,500        271,692             0
Net earnings                                                                                       533,901          533,901
Cash dividends ($.13 per share)                                                                    (79,503)
----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                       (70,184,720)   $(1,010,251)   $1,583,986         $523,858
----------------------------------------------------------------------------------------------------------------------------


Issuance of common stock pursuant to stock option plans(b)                                          36,738
Net issuance of common stock pursuant to management
 incentive restricted stock plans                                                                      492
Tax benefit from exercise of stock options by employees
 and from vesting of restricted stock                                                               79,808
Adjustments for foreign currency translation ($1,893) and
 fluctuations in fair market value of financial instruments ($819)                                   2,712            2,712
Amortization of restricted stock and discounted stock options                                       20,716
Purchase of treasury stock                                        (23,809,650)      (910,387)     (910,387)
Reissuance of treasury stock                                          970,249         18,238        31,004
Net earnings                                                                                       824,539          824,539
Cash dividends ($.17 per share (c))                                                                (95,929)
----------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                       (93,024,121)   $(1,902,400)   $1,573,679         $827,251
----------------------------------------------------------------------------------------------------------------------------

                          1998 Annual Report page 33

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
For the Fifty-two Weeks ended January 30, 1999 (fiscal 1998), the Fifty-two Weeks ended January 31, 1998 (fiscal 1997) and the Fifty-two Weeks ended February 1, 1997 (fiscal 1996).

Gap Inc. (the "Company") is a global specialty retailer which operates stores selling casual apparel, personal care and other accessories for men, women and children under a variety of brand names including Gap, Banana Republic and Old Navy. Its principal markets consist of the United States, Canada, Europe and Asia with the United States being the most significant.

   On October 28, 1998, the Company's Board of Directors authorized a three-for-two split of its common stock effective November 30, 1998, in the form of a stock dividend for shareholders of record at the close of business on November 11, 1998. All share and per share amounts in the accompanying consolidated financial statements for all periods have been restated to reflect the stock split.

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

   Lease rights are recorded at cost and are amortized over the estimated useful lives of the respective leases, not to exceed 20 years.

   Costs associated with the opening or remodeling of stores, such as pre-opening rent and payroll, are expensed as incurred. The net book value of fixtures and leasehold improvements for stores scheduled to be closed or expanded within the next fiscal year is charged against current earnings.

   Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising first takes place. Direct response costs of catalogs are capitalized and amortized over the expected lives of the related catalogs, not to exceed six months. Advertising costs were $419 million, $175 million and $96 million in fiscal 1998, 1997 and 1996, respectively.

   Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

   Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in shareholders' equity.

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

   In fiscal 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The components of comprehensive earnings are shown in the Consolidated Statements of Shareholders' Equity.

   The Company also adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company has one reportable segment given the similarities of economic characteristics between the operations represented by the Company's three brands. Revenues of international retail operations represent 10.1 percent, 9.7 percent and 9.1 percent of Gap Inc.'s revenues for fiscal

Page 34 1998 Annual Report

1998, 1997 and 1996, respectively. Long-term assets of international operations, including retail and sourcing, represent 14.3 percent and 13.4 percent of Gap Inc.'s long-term assets for fiscal 1998 and 1997, respectively.

   The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on November 1, 1998. In accordance with the transition provisions of SFAS No. 133, the Company recorded the fair value of derivatives designated as fair-value and cash-flow hedges on the balance sheet. The Company also recorded a corresponding offset within the balance sheet to reflect the fair value of the hedged firm commitments. The net impact of the cumulative-effect adjustment for fair-value hedges was not material. The Company also recorded an immaterial cumulative-effect adjustment in comprehensive earnings to recognize at fair value all derivatives designated as cash-flow hedges.

   Certain reclassifications have been made to the 1996 and 1997 financial statements to conform with the 1998 financial statements.


NOTE B: DEBT AND OTHER CREDIT ARRANGEMENTS

The Company has committed credit facilities totaling $950 million, consisting of an $800 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 28, 2003. These credit facilities provide for the issuance of up to $450 million in letters of credit. The Company has additional uncommitted credit facilities of $400 million for the issuance of letters of credit. At January 30, 1999, the Company had outstanding letters of credit totaling $677,305,000.

   Borrowings under the Company's credit agreements are subject to the Company not exceeding a certain debt ratio. The Company was in compliance with this debt covenant at January 30, 1999.

   During fiscal 1997, the Company issued long-term debt which consists of $500 million of 6.9 percent unsecured notes, due September 15, 2007. Interest on the notes is payable semi-annually. The fair value of the notes at January 30, 1999 was approximately $552 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The balance of the debt is net of unamortized discount.

   Gross interest payments were $47,415,000, $8,399,000 and $2,800,000 in fiscal 1998, 1997 and 1996, respectively.


NOTE C: INCOME TAXES

Income taxes consisted of the following:
--------------------------------------------------------------------------------
                                     Fifty-two        Fifty-two       Fifty-two
                                   Weeks Ended      Weeks Ended     Weeks Ended
($000)                            Jan. 30,1999    Jan. 31, 1998    Feb. 1, 1997
--------------------------------------------------------------------------------
Currently Payable
Federal                               $438,110         $279,068        $266,063
State                                   55,716           33,384          36,167
Foreign                                 35,663           21,595          22,335
--------------------------------------------------------------------------------
Total currently payable                529,489          334,047         324,565
--------------------------------------------------------------------------------
Deferred
Federal                                (29,163)         (14,832)        (23,980)
State and foreign                       (5,603)           1,126          (4,917)
--------------------------------------------------------------------------------
Total deferred                         (34,766)         (13,706)        (28,897)
--------------------------------------------------------------------------------
Total provision                       $494,723         $320,341        $295,668
--------------------------------------------------------------------------------

   The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 1998, 1997 and 1996 was $190,864,000, $84,487,000 and
$82,220,000, respectively. No provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. Undistributed earnings of foreign subsidiaries were $371,886,000 at January 30, 1999.

   The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:
--------------------------------------------------------------------------------
                                     Fifty-two        Fifty-two       Fifty-two
                                   Weeks Ended      Weeks Ended     Weeks Ended
                                  Jan. 30,1999    Jan. 31, 1998    Feb. 1, 1997
--------------------------------------------------------------------------------
Federal tax rate                          35.0%            35.0%           35.0%
State income taxes,
  less federal benefit                     2.5              3.2             4.4
Other                                      0.0             (0.7)            0.1
--------------------------------------------------------------------------------
Effective tax rate                        37.5%            37.5%           39.5%
--------------------------------------------------------------------------------

   Deferred tax assets (liabilities) consisted of the following:
--------------------------------------------------------------------------------
($000)                                            Jan. 30, 1999   Jan. 31, 1998
--------------------------------------------------------------------------------
Compensation and benefits accruals                      $43,509         $31,367
Scheduled rent                                           54,687          44,451
Inventory capitalization                                 40,976          28,776
Nondeductible accruals                                   10,257          20,003
Other                                                    22,031          17,854
--------------------------------------------------------------------------------
Gross deferred tax assets                               171,460         142,451
--------------------------------------------------------------------------------
Depreciation                                             (4,058)         (9,553)
Other                                                    (6,083)         (6,345)
--------------------------------------------------------------------------------
Gross deferred tax liabilities                          (10,141)        (15,898)
--------------------------------------------------------------------------------
Net deferred tax assets                                $161,319        $126,553
--------------------------------------------------------------------------------

                                                      1998 Annual Report page 35

Net deferred tax assets at January 30, 1999 and January 31, 1998 are included in Other Current Assets ($101,048,000 and $66,120,000, respectively), and Lease Rights and Other Assets ($60,271,000 and $60,433,000, respectively) in the Consolidated Balance Sheets. Income tax payments were $410,919,000, $320,744,000 and $249,968,000 in fiscal 1998, 1997 and 1996, respectively.


NOTE D: LEASES

The Company leases most of its store premises and headquarters facilities and some of its distribution centers. These leases expire at various dates through 2017.

   The aggregate minimum non-cancelable annual lease payments under leases in effect on January 30, 1999 are as follows:
--------------------------------------------------------------------------------
Fiscal Year                                                               ($000)
--------------------------------------------------------------------------------
1999                                                                 $  511,335
2000                                                                    496,589
2001                                                                    472,029
2002                                                                    440,932
2003                                                                    385,126
Thereafter                                                            1,322,334
--------------------------------------------------------------------------------
Total minimum lease commitment                                       $3,628,345
--------------------------------------------------------------------------------

   Many leases entered into by the Company include options that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions. If conditions did not warrant invoking early termination of any leases, and all renewal options were exercised for current lease agreements, the total lease commitment for the Company would be approximately $5.7 billion.

   For leases that contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At January 30, 1999 and January 31, 1998, this liability amounted to $154,897,000 and $129,981,000, respectively.

   Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits.

   Some of the leases relating to stores in operation at January 30, 1999 contain renewal options for periods ranging up to 30 years. Many leases also provide for payment of operating expenses, real estate taxes and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations (other than radius clauses).

   Rental expense for all operating leases was as follows:
--------------------------------------------------------------------------------
                                     Fifty-two        Fifty-two       Fifty-two
                                   Weeks Ended      Weeks Ended     Weeks Ended
($000)                            Jan. 30,1999    Jan. 31, 1998    Feb. 1, 1997
--------------------------------------------------------------------------------
Minimum rentals                       $460,715         $391,472        $337,487
Contingent rentals                      75,601           38,657          30,644
--------------------------------------------------------------------------------
Total                                 $536,316         $430,129        $368,131
--------------------------------------------------------------------------------


NOTE E: FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

The Company operates in foreign countries which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to hedge substantially all merchandise purchases for foreign operations through the use of foreign exchange forward contracts to minimize this risk. At January 30, 1999, the Company had contracts maturing at various dates through 1999 to sell the equivalent of $309,775,000 in foreign currencies (83,200,000 British pounds, 171,100,000 Canadian dollars, 41,582,379,856 Italian lire, 3,254,000,000 Japanese yen and 1,334,870,281
Spanish pesetas) at the contracted rates.

   Changes in the fair value of forward contracts designated as fair-value hedges, along with the offsetting changes in fair value of the related firm commitments to purchase foreign merchandise, are recorded in cost of sales in the current period. Changes in the fair value of forward contracts designated as cash-flow hedges are recorded as a component of comprehensive earnings, and are recognized in earnings when the hedged merchandise inventory is paid for. The related balance included in comprehensive earnings at January 30, 1999 will be recognized in earnings over the next 12 months. The critical terms of the forward contracts and the respective firm commitments and forecasted foreign purchase transactions are essentially the same. As a result, there were no amounts reflected in fiscal 1998 earnings resulting from hedge ineffectiveness.


NOTE F: EMPLOYEE BENEFIT AND INCENTIVE STOCK COMPENSATION PLANS

Retirement Plans

The Company has a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, page 36 1998 Annual Report
the Company matches all or a portion of the employee's contributions under a predetermined formula. The Company's contributions vest immediately. Company contributions to the retirement plan in 1998, 1997 and 1996 were $14,284,000, $12,907,000 and $11,427,000, respectively.

   A nonqualified Executive Deferred Compensation Plan was established on January 1, 1999 which allows eligible employees to defer compensation up to a maximum amount. This plan superseded an earlier nonqualified Executive Deferred Compensation Plan, established on January 1, 1994, and a nonqualified Executive Capital Accumulation Plan, established on April 1, 1994. The Company does not match employees' contributions under the current plan.

   A Deferred Compensation Plan was established on August 26, 1997 for nonemployee members of the Board of Directors. Under this plan, Board members may elect to defer receipt on a pre-tax basis of eligible compensation received for serving as nonemployee directors of the Company. In exchange for compensation deferred, Board members are granted discounted stock options to purchase shares of the Company's common stock. All options are fully exercisable upon the date granted and expire seven years after grant or one year after retirement from the Board, if earlier. The Company may issue up to 450,000 shares under the plan.

Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "Plan") was established on March 26, 1996. The Board authorized 62,227,561 shares for issuance under the Plan, which includes shares available under the Management Incentive Restricted Stock Plan ("MIRSP") and an earlier stock option plan established in 1981, both of which were superseded by the Plan. The Plan empowers the Compensation and Stock Option Committee of the Board of Directors (the "Committee") to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. Stock options generally expire ten years from the grant date or one year after the date of retirement, if earlier. Stock options generally vest over a three-year period, with shares becoming exercisable in full on the third anniversary of the grant date. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than the fair market value at the date of grant or at other prices as determined by the Committee. Total compensation cost for those stock options issued at less than fair market value and for the restricted shares issued was $20,845,000, $17,170,000 and $22,248,000 in 1998, 1997 and 1996, respectively.

   In 1998, the Company established a stock option plan for non-officers, called Stock Up On Success, under which eligible employees may receive nonqualified stock options. The Board of Directors authorized 4,000,000 shares for issuance under Stock Up On Success. Stock options under the plan must be issued at not less than fair market value. On February 25, 1999, options to purchase 983,400 shares were granted to approximately 19,000 employees under the plan. These stock options have a vesting period of 11/2 years and expire ten years after the grant date.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which all eligible employees may purchase common stock of the Company at 85 percent of the lower of the closing price of the Company's common stock on the grant date or the purchase date on the New York Stock Exchange Composite Transactions Index. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 960,410 shares issued under the plan during fiscal 1998, 968,438 during 1997 and 899,243 during 1996. All shares were acquired from reissued treasury stock. At
January 30, 1999, there were 5,304,458 shares reserved for future subscriptions.


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

   In October 1998, the Board of Directors approved a program under which the Company may purchase up to 45 million shares of its common stock. This program follows an earlier 67.5 million share repurchase program, under which the Company acquired 23.8 million shares for approximately

                                                      1998 Annual Report page 37

$910 million during 1998. To date under the earlier program 66.1 million shares have been repurchased for approximately $1.7 billion.

Stock Options

Under the Company's stock option plans, nonqualified options to purchase common stock are granted to officers, directors and employees at exercise prices equal to the fair market value of the stock at the date of grant or at other prices as determined by the Compensation and Stock Option Committee of the Board of Directors.

   Stock option activity for all employee benefit plans was as follows:
--------------------------------------------------------------------------------
                                                               Weighted-Average
                                                    Shares       Exercise Price
--------------------------------------------------------------------------------
Balance at February 3, 1996                     35,190,954               $ 7.61
--------------------------------------------------------------------------------
Granted                                         14,046,165                13.73
Exercised                                       (3,580,141)                5.53
Canceled                                        (1,797,912)                9.90
--------------------------------------------------------------------------------
Balance at February 1, 1997                     43,859,066               $ 9.64
--------------------------------------------------------------------------------
Granted                                         17,088,797                14.41
Exercised                                       (4,273,551)                7.10
Canceled                                        (3,838,943)               10.67
--------------------------------------------------------------------------------
Balance at January 31, 1998                     52,835,369               $11.31
--------------------------------------------------------------------------------
Granted                                         18,963,355                32.18
Exercised                                       (5,068,828)                7.43
Canceled                                        (1,891,206)               17.91
--------------------------------------------------------------------------------
Balance at January 30, 1999                     64,838,690               $17.53
--------------------------------------------------------------------------------

   Outstanding options at January 30, 1999 have expiration dates ranging from March 26, 1999 to January 26, 2009.

   At January 30, 1999, the Company reserved 88,981,648 shares of its common stock, including 69,260 treasury shares, for the exercise of stock options. There were 24,142,958 and 37,289,148 shares available for granting of options at January 30, 1999 and January 31, 1998, respectively. Options for 7,275,359, 6,449,771 and 6,559,833 shares were exercisable as of January 30, 1999, January 31, 1998 and February 1, 1997, respectively, and had a weighted-average exercise price of $8.26, $7.77 and $6.01 for those respective periods.

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

--------------------------------------------------------------------------------
                                     Fifty-two        Fifty-two       Fifty-two
                                   Weeks Ended      Weeks Ended     Weeks Ended
                                  Jan. 30,1999    Jan. 31, 1998    Feb. 1, 1997
--------------------------------------------------------------------------------
Net earnings ($000)
   As reported                        $824,539         $533,901        $452,859
   Pro forma                           772,062          507,966         437,232
--------------------------------------------------------------------------------
Earnings per share
   As reported-basic                     $1.43             $.90            $.72
   Pro forma-basic                        1.34              .85             .70

   As reported-diluted                    1.37              .87             .71
   Pro forma-diluted                      1.28              .83             .68
--------------------------------------------------------------------------------

   The weighted-average fair value of the stock options granted during fiscal 1998, 1997 and 1996 was $11.25, $5.84 and $4.98, respectively. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1998: dividend yield of .4 percent; expected price volatility of 32 percent; risk-free interest rates ranging from 5.3 percent to
5.7 percent and expected lives between 3.9 and 6.1 years. The fair value of stock options granted in 1997 was based on the following weighted-average assumptions: dividend yield of .7 percent; expected price volatility of 31 percent; risk-free interest rates ranging from 5.9 percent to 7.0 percent and expected lives between 3.9 and 5.8 years. The fair value of stock options granted prior to 1997 was based on the following weighted-average assumptions: dividend yield of 1.0 percent; expected price volatility of 30 percent; risk-free interest rates ranging from 5.5 percent to 6.5 percent and expected lives between 3.6 and 5.8 years.

page 38 1998 Annual Report


The following table summarizes information about stock options outstanding at January 30, 1999:
-----------------------------------------------------------------------------------------------------------------------------------
                                                    Options Outstanding                                Options Exercisable
                            -----------------------------------------------------------------  ------------------------------------
                            Number Outstanding   Weighted-Average Remaining  Weighted-Average  Number Exercisable  Weighted-Average
  Range of Exercise Prices    at Jan. 30, 1999  Contractual Life (in years)    Exercise Price    at Jan. 30, 1999    Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
$ 5.45   to   $ 8.69                19,519,642                         4.71            $ 7.91           4,648,267            $ 6.89
  8.94   to    13.91                14,180,163                         7.30             12.88           2,395,097              9.86
 13.92   to    22.73                12,926,859                         7.71             16.06             164,610             15.13
 22.75   to    62.22                18,212,026                         9.15             32.49              67,385             29.48
-----------------------------------------------------------------------------------------------------------------------------------
$ 5.45  to  $62.22                  64,838,690                         7.12            $17.53           7,275,359            $ 8.26
-----------------------------------------------------------------------------------------------------------------------------------

NOTE H: EARNINGS PER SHARE

Under SFAS No. 128, the Company provides dual presentation of EPS on a basic and diluted basis. The Company's granting of certain stock options and restricted stock resulted in potential dilution of basic EPS. The following summarizes the effects of the assumed issuance of dilutive securities on weighted-average shares for basic EPS.

--------------------------------------------------------------------------------
                                     Fifty-two        Fifty-two       Fifty-two
                                   Weeks Ended      Weeks Ended     Weeks Ended
                                  Jan. 30,1999    Jan. 31, 1998    Feb. 1, 1997
--------------------------------------------------------------------------------
Weighted-average number
 of shares-basic                   576,041,373      594,269,963     625,719,947
Incremental shares from
 assumed issuance of:
   Stock options                    23,560,445       15,056,550       8,395,829
   Restricted stock                  3,314,437        5,974,624       6,785,054
--------------------------------------------------------------------------------
Weighted-average number
 of shares-diluted                 602,916,255      615,301,137     640,900,830
--------------------------------------------------------------------------------

   The number of incremental shares from the assumed issuance of stock options and restricted stock is calculated applying the treasury stock method.

   Excluded from the above computation of weighted-average shares for diluted EPS were options to purchase 18,175 shares of common stock during fiscal 1998, 660,095 during 1997 and 7,627,467 during 1996. Issuance of these securities would have resulted in an antidilutive effect on EPS.


NOTE I: RELATED PARTY TRANSACTIONS

The Company has an agreement with Fisher Development, Inc. (FDI), wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. FDI acted as general contractor for 302, 266 and 177 new stores' leasehold improvements and fixtures during fiscal 1998, 1997 and 1996, respectively. In the same respective years, FDI supervised construction of 135, 97 and 38 expansions, as well as remodels of existing stores and headquarters facilities. Total cost of construction was $342,030,000, $233,777,000 and $111,871,000, including profit and overhead costs of $28,877,000, $16,845,000 and $10,751,000, for fiscal 1998, 1997 and 1996, respectively. At January 30, 1999 and January 31, 1998, amounts due to FDI were $15,302,000 and $10,318,000, respectively. The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

                                                      1998 Annual Report page 39

NOTE J: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


Fiscal 1998
---------------------------------------------------------------------------------------------------------------------------------
                                                  Thirteen        Thirteen          Thirteen          Thirteen         Fifty-two
                                               Weeks Ended     Weeks Ended       Weeks Ended       Weeks Ended       Weeks Ended
($000 except per share amounts)                May 2, 1998    Aug. 1, 1998     Oct. 31, 1998     Jan. 30, 1999     Jan. 30, 1999
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $1,719,712      $1,904,970        $2,399,948        $3,029,832        $9,054,462
Gross profit                                       688,708         769,805         1,023,943         1,253,788         3,736,244
Net earnings                                       136,066         136,874           237,749           313,850           824,539
Earnings per share-basic                               .23             .23               .42               .55              1.43
Earnings per share-diluted                             .22             .22               .40               .53              1.37
---------------------------------------------------------------------------------------------------------------------------------


Fiscal 1997
---------------------------------------------------------------------------------------------------------------------------------
                                                  Thirteen        Thirteen          Thirteen          Thirteen         Fifty-two
                                               Weeks Ended     Weeks Ended       Weeks Ended       Weeks Ended       Weeks Ended
($000 except per share amounts)                May 3, 1997    Aug. 2, 1997      Nov. 1, 1997     Jan. 31, 1998     Jan. 31, 1998
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                       $1,231,186      $1,345,221        $1,765,939        $2,165,479        $6,507,825
Gross profit                                       442,060         462,135           721,266           860,823         2,486,284
Net earnings                                        84,304          69,458           164,523           215,616           533,901
Earnings per share-basic                               .14             .12               .28               .37               .90
Earnings per share-diluted                             .14             .11               .27               .36               .87
---------------------------------------------------------------------------------------------------------------------------------

page 40 1998 Annual Report

Quantitative and Qualitative Disclosures About Market Risk

The table below provides information about the Company's market sensitive financial instruments as of January 30, 1999 and January 31, 1998.

   The Company purchases foreign exchange forward contracts to hedge substantially all merchandise purchases made by foreign operations. These contracts are entered into with large reputable financial institutions, thereby minimizing the risk of credit loss. Further discussion of these contracts appears in the Notes to the Consolidated Financial Statements (Note E).

   During fiscal 1997, the Company issued $500 million of unsecured notes, due September 15, 2007, with a fixed interest rate of 6.9 percent. By entering into the fixed-rate notes, the Company avoided interest rate risk from variable rate fluctuations.

   A portion of the Company's fixed-rate short-term borrowings used to finance foreign operations is denominated in foreign currencies. By borrowing and repaying the loans in local currencies, the Company avoided the risk associated with exchange rate fluctuations.


-----------------------------------------------------------------------------------------------------------------------------------
                                             January 30, 1999                                     January 31, 1998
                          ---------------------------------------------------   ---------------------------------------------------
                                            Notional Amount of                                    Notional Amount of
                                   Average   Forward Contracts                           Average   Forward Contracts
($000)                    Contract Rate(a)     in U.S. Dollars  Fair Value(b)   Contract Rate(a)     in U.S. Dollars  Fair Value(b)
-----------------------------------------------------------------------------   ---------------------------------------------------
Foreign exchange
  forward contracts(c)
    British pounds                     .61            $137,222       $136,581                .60            $ 33,394      $  33,269
    Canadian dollars                  1.51             112,967        112,228               1.40              32,984         31,757
    Italian lire                  1,700.06              24,459         25,052           1,743.25              35,924         35,383
    Japanese yen                    126.24              25,776         28,197             120.52              12,803         12,266
    Spanish pesetas                 142.75               9,351          9,189             151.98               8,125          8,112
-----------------------------------------------------------------------------------------------------------------------------------
Total foreign exchange forward contracts              $309,775       $311,247                               $123,230       $120,787
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                             January 30, 1999                                     January 31, 1998
                          ---------------------------------------------------   ---------------------------------------------------
                                            Carrying Amount in                                    Carrying Amount in
($000)                                            U.S. Dollars   Fair Value(d)                          U.S. Dollars  Fair Value(d)
-----------------------------------------------------------------------------------------------------------------------------------
Notes payable                                         $496,455        $551,818                              $496,044       $526,128
-----------------------------------------------------------------------------------------------------------------------------------

(a) Currency per U.S. dollar.
(b) Calculated using forward spot rates at the dates presented.
(c) All contracts mature within one year.
(d) Based on the rates at which the Company could borrow funds with similar terms and remaining maturities at the dates presented.

                                                      1998 Annual Report page 41