Form 10-K405, Exhibit 13
period 2000-01-29
GAP INC
filed 2000-04-04
CIK 39911

10-YEAR SELECTED FINANCIAL DATA

                                                                      Compound Annual Growth Rate            Fiscal Year (in weeks)
-------------------------------------------------------------------------------------------------   -------------------------------
                                                              3-year        5-year        10-year       1999 (52)         1998 (52)
-------------------------------------------------------------------------------------------------   -------------------------------
Operating Results ($000)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       30%           26%           22%     $ 11,635,398      $  9,054,462
-----------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold and occupancy expenses,
excluding depreciation and amortization                         --            --            --         6,360,704         5,013,473
-----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                         --            --            --              54.7%             55.4%
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (a)                               --            --            --      $    414,558      $    304,745
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                              --            --            --         3,043,432         2,403,365
-----------------------------------------------------------------------------------------------------------------------------------
Net interest expense (income)                                   --            --            --            31,755            13,617
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                    34            28            27         1,784,949         1,319,262
-----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                         --            --            --              15.3%             14.6%
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                    --            --            --      $    657,884      $    494,723
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                    36            29            28         1,127,065           824,539
-----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                         --            --            --               9.7%              9.1%
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                             --            --            --      $     75,795      $     76,888
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                            --            --            --         1,268,811           842,655
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings-basic                                              40%           31%           29%     $       1.32      $       0.95
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings-diluted                                            39            31            29              1.26              0.91
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid (b)                                         --            --            --              0.09              0.09
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (book value)                               --            --            --              2.63              1.83
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position ($000)
-----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                     34%           27%           28%     $  2,715,315      $  1,876,370
-----------------------------------------------------------------------------------------------------------------------------------
Merchandise inventory                                           36            32            20         1,462,045         1,056,444
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    25            21            25         5,188,756         3,963,919
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                                                 --            --            --           444,911           318,721
-----------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                   --            --            --            1.25:1            1.21:1
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt, less current installments                 --            --            --      $    784,925      $    496,455
-----------------------------------------------------------------------------------------------------------------------------------
Ratio of long-term debt to shareholders' equity                 --            --            --            0.35:1            0.32:1
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                            --            --            --      $  2,233,045      $  1,573,679
-----------------------------------------------------------------------------------------------------------------------------------
Return on average assets                                        --            --            --              24.6%             22.6%
-----------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                          --            --            --              59.2%             52.2%
-----------------------------------------------------------------------------------------------------------------------------------
Statistics
-----------------------------------------------------------------------------------------------------------------------------------
Number of stores opened (c)                                     41%           27%           19%              570               356
-----------------------------------------------------------------------------------------------------------------------------------
Number of stores expanded                                       --            --            --               129               135
-----------------------------------------------------------------------------------------------------------------------------------
Number of stores closed                                         --            --            --                18                20
-----------------------------------------------------------------------------------------------------------------------------------
Number of stores open at year-end (c)                           18            15            12             3,018             2,466
-----------------------------------------------------------------------------------------------------------------------------------
Net increase in number of stores                                --            --            --                22%               16%
-----------------------------------------------------------------------------------------------------------------------------------
Comparable store sales growth (52-week basis)                   --            --            --                 7%               17%
-----------------------------------------------------------------------------------------------------------------------------------
Sales per square foot (52-week basis) (d)                       --            --            --      $        548      $        532
-----------------------------------------------------------------------------------------------------------------------------------
Square footage of gross store space at year-end                 24            21            19        23,978,100        18,757,400
-----------------------------------------------------------------------------------------------------------------------------------
Percentage increase in square feet                              --            --            --                28%               22%
-----------------------------------------------------------------------------------------------------------------------------------
Number of employees at year-end                                 28            21            20           140,000           111,000
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-basic                         --            --            --       853,804,924       864,062,060
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-diluted                       --            --            --       895,029,176       904,374,383
-----------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at year-end,
net of treasury stock                                           --            --            --       850,498,941       857,960,032
-----------------------------------------------------------------------------------------------------------------------------------

(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b) Excludes a dividend of $.0222 per share declared in January 2000 but paid in the first quarter of fiscal 2000.
(c)  Reflects new store-count methodology for 1999 and 1998 stores, see page 7.
(d)  Based on weighted-average gross square footage.

                                                                                                           Fiscal Year (in weeks)
----------------------------------------------------------------------------------------------------------------------------------
                                                                     1997 (52)        1996 (52)        1995 (53)        1994 (52)
----------------------------------------------------------------------------------------------------------------------------------
Operating Results ($000)
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                        $   6,507,825    $   5,284,381    $   4,395,253    $   3,722,940
----------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold and occupancy expenses,
excluding depreciation and amortization                              3,775,957        3,093,709        2,645,736        2,202,133
----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                                   58.0%            58.5%            60.2%            59.2%
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (a)                                $     245,584    $     191,457    $     175,719    $     148,863
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                   1,635,017        1,270,138        1,004,396          853,524
----------------------------------------------------------------------------------------------------------------------------------
Net interest expense (income)                                           (2,975)         (19,450)         (15,797)         (10,902)
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                           854,242          748,527          585,199          529,322
----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                                   13.1%            14.2%            13.3%            14.2%
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                     $     320,341    $     295,668    $     231,160    $     209,082
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                           533,901          452,859          354,039          320,240
----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                                    8.2%             8.6%             8.1%             8.6%
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                              $      79,503    $      83,854    $      66,993    $      64,775
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                   483,114          375,838          309,599          236,616
----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
----------------------------------------------------------------------------------------------------------------------------------
Net earnings-basic                                               $        0.60    $        0.48    $        0.38    $        0.34
----------------------------------------------------------------------------------------------------------------------------------
Net earnings-diluted                                                      0.58             0.47             0.37             0.33
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid (b)                                                   0.09             0.09             0.07             0.07
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (book value)                                         1.79             1.79             1.69             1.41
----------------------------------------------------------------------------------------------------------------------------------
Financial Position ($000)
----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                      $   1,365,246    $   1,135,720    $     957,752    $     828,777
----------------------------------------------------------------------------------------------------------------------------------
Merchandise inventory                                                  733,174          578,765          482,575          370,638
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                         3,337,502        2,626,927        2,343,068        2,004,244
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                                        839,399          554,359          728,301          555,827
----------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                           1.85:1           1.72:1           2.32:1           2.11:1
----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt, less current installments                  $     496,044               --               --               --
----------------------------------------------------------------------------------------------------------------------------------
Ratio of long-term debt to shareholders' equity                         0.31:1              N/A              N/A              N/A
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                             $   1,583,986    $   1,654,470    $   1,640,473    $   1,375,232
----------------------------------------------------------------------------------------------------------------------------------
Return on average assets                                                  17.9%            18.2%            16.3%            17.0%
----------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                                    33.0%            27.5%            23.5%            25.6%
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Statistics
----------------------------------------------------------------------------------------------------------------------------------
Number of stores opened (c)                                                298              203              225              172
----------------------------------------------------------------------------------------------------------------------------------
Number of stores expanded                                                   98               42               55               82
----------------------------------------------------------------------------------------------------------------------------------
Number of stores closed                                                     22               30               53               34
----------------------------------------------------------------------------------------------------------------------------------
Number of stores open at year-end (c)                                    2,130            1,854            1,680            1,508
----------------------------------------------------------------------------------------------------------------------------------
Net increase in number of stores                                            15%              10%              11%              10%
----------------------------------------------------------------------------------------------------------------------------------
Comparable store sales growth (52-week basis)                                6%               5%               0%               1%
----------------------------------------------------------------------------------------------------------------------------------
Sales per square foot (52-week basis) (d)                        $         463    $         441    $         425    $         444
----------------------------------------------------------------------------------------------------------------------------------
Square footage of gross store space at year-end                     15,312,700       12,645,000       11,100,200        9,165,900
----------------------------------------------------------------------------------------------------------------------------------
Percentage increase in square feet                                          21%              14%              21%              21%
----------------------------------------------------------------------------------------------------------------------------------
Number of employees at year-end                                         81,000           66,000           60,000           55,000
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-basic                            891,404,945      938,579,921      939,866,394      948,699,959
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-diluted                          922,951,706      961,351,245      962,443,160      971,144,612
----------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at year-end,
net of treasury stock                                              884,549,313      926,495,994      971,149,446      977,162,057
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Fiscal Year (in weeks)
----------------------------------------------------------------------------------------------------------------------------------
                                                                        1993 (52)       1992 (52)       1991 (52)       1990 (52)
----------------------------------------------------------------------------------------------------------------------------------
Operating Results ($000)
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                           $   3,295,679   $   2,960,409   $   2,518,893   $   1,933,780
----------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold and occupancy expenses,
excluding depreciation and amortization                                 1,996,929       1,856,102       1,496,156       1,187,644
----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                                      60.6%           62.7%           59.4%           61.4%
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization (a)                                   $     124,860   $      99,451   $      72,765   $      53,599
----------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                                        748,193         661,252         575,686         454,180
----------------------------------------------------------------------------------------------------------------------------------
Net interest expense (income)                                                 809           3,763           3,523           1,435
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                              424,888         339,841         370,763         236,922
----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                                      12.9%           11.5%           14.7%           12.3%
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                        $     166,464   $     129,140   $     140,890   $      92,400
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                              258,424         210,701         229,873         144,522
----------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales                                                       7.8%            7.1%            9.1%            7.5%
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                 $      53,041   $      44,106   $      41,126   $      29,625
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                      215,856         213,659         244,323         199,617
----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
----------------------------------------------------------------------------------------------------------------------------------
Net earnings-basic                                                  $        0.27   $        0.23   $        0.25   $        0.16
----------------------------------------------------------------------------------------------------------------------------------
Net earnings-diluted                                                         0.27            0.22            0.24            0.15
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid (b)                                                      0.05            0.05            0.04            0.03
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (book value)                                            1.15            0.91            0.71            0.49
----------------------------------------------------------------------------------------------------------------------------------
Financial Position ($000)
----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                         $     740,422   $     650,368   $     547,740   $     383,548
----------------------------------------------------------------------------------------------------------------------------------
Merchandise inventory                                                     331,155         365,692         313,899         247,462
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                            1,763,117       1,379,248       1,147,414         776,900
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                                           494,194         355,649         235,537         101,518
----------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                              2.07:1          2.06:1          1.71:1          1.39:1
----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt, less current installments                     $      75,000   $      75,000   $      80,000   $      17,500
----------------------------------------------------------------------------------------------------------------------------------
Ratio of long-term debt to shareholders' equity                            0.07:1          0.08:1          0.12:1          0.04:1
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                $   1,126,475   $     887,839   $     677,788   $     465,733
----------------------------------------------------------------------------------------------------------------------------------
Return on average assets                                                     16.4%           16.7%           23.9%           21.3%
----------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity                                       25.7%           26.9%           40.2%           36.0%
----------------------------------------------------------------------------------------------------------------------------------
Statistics
----------------------------------------------------------------------------------------------------------------------------------
Number of stores opened (c)                                                   108             117             139             152
----------------------------------------------------------------------------------------------------------------------------------
Number of stores expanded                                                     130              94              79              56
----------------------------------------------------------------------------------------------------------------------------------
Number of stores closed                                                        45              26              15              20
----------------------------------------------------------------------------------------------------------------------------------
Number of stores open at year-end (c)                                       1,370           1,307           1,216           1,092
----------------------------------------------------------------------------------------------------------------------------------
Net increase in number of stores                                                5%              7%             11%             14%
----------------------------------------------------------------------------------------------------------------------------------
Comparable store sales growth (52-week basis)                                   1%              5%             13%             14%
----------------------------------------------------------------------------------------------------------------------------------
Sales per square foot (52-week basis) (d)                           $         463   $         489   $         481   $         438
----------------------------------------------------------------------------------------------------------------------------------
Square footage of gross store space at year-end                         7,546,300       6,509,200       5,638,400       4,762,300
----------------------------------------------------------------------------------------------------------------------------------
Percentage increase in square feet                                             16%             15%             18%             17%
----------------------------------------------------------------------------------------------------------------------------------
Number of employees at year-end                                            44,000          39,000          32,000          26,000
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-basic                               940,287,006     928,417,491     915,766,923     904,421,435
----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-diluted                             965,110,280     960,903,782     953,297,157     944,950,514
----------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at year-end,
net of treasury stock                                                 980,428,914     973,250,357     962,032,505     953,532,203
----------------------------------------------------------------------------------------------------------------------------------

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

The Company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Results of Operations

Net Sales

                                                               52 Weeks Ended         52 Weeks Ended         52 Weeks Ended
                                                                Jan. 29, 2000          Jan. 30, 1999          Jan. 31, 1998
---------------------------------------------------------------------------------------------------------------------------
Net sales ($000)                                                  $11,635,398            $ 9,054,462            $ 6,507,825
---------------------------------------------------------------------------------------------------------------------------
Total net sales growth percentage                                          29                     39                     23
---------------------------------------------------------------------------------------------------------------------------
Comparable store sales growth percentage                                    7                     17                      6
---------------------------------------------------------------------------------------------------------------------------
Net sales per average gross square foot                           $       548            $       532            $       463
---------------------------------------------------------------------------------------------------------------------------
Square footage of gross store space at year-end (000)                  23,978                 18,757                 15,313
---------------------------------------------------------------------------------------------------------------------------
Number of new stores                                                      570                    356                    298
---------------------------------------------------------------------------------------------------------------------------
Number of expanded stores                                                 129                    135                     98
---------------------------------------------------------------------------------------------------------------------------
Number of closed stores                                                    18                     20                     22
---------------------------------------------------------------------------------------------------------------------------

The total net sales growth for all years presented was primarily attributable to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores. An increase in comparable store sales also contributed to net sales growth for all years presented.

The increase in net sales per average square foot for 1999 and 1998 was primarily attributable to increases in comparable store sales.

Comparable store sales growth by division for 1999 and 1998 was as follows: Gap domestic reported positive low single-digit growth in 1999 versus positive low double-digit growth in 1998; Gap international reported positive mid-teens growth in 1999 versus positive low-thirties growth in 1998; Banana Republic reported positive low double-digit growth in 1999 versus positive high-teens growth in 1998; Old Navy reported positive mid-teens growth in 1999 versus positive mid-twenties growth in 1998.

Store count and square footage growth were as follows:

                                                               Jan. 29, 2000                                  Jan. 30, 1999
---------------------------------------------------------------------------------------------------------------------------
                                   Number of Stores       Sq. Ft. (Millions)      Number of Stores       Sq. Ft. (Millions)
---------------------------------------------------------------------------------------------------------------------------
Gap Domestic                                  1,767                     10.3                 1,476                      9.0
---------------------------------------------------------------------------------------------------------------------------
Gap International                               393                      2.1                   300                      1.5
---------------------------------------------------------------------------------------------------------------------------
Banana Republic (a)                             345                      2.6                   292                      2.0
---------------------------------------------------------------------------------------------------------------------------
Old Navy                                        513                      9.0                   398                      6.3
---------------------------------------------------------------------------------------------------------------------------
Total                                         3,018                     24.0                 2,466                     18.8
===========================================================================================================================
Increase                                         22%                    28%                     16%                    22%
---------------------------------------------------------------------------------------------------------------------------

(a) Includes 10 stores in Canada in fiscal 1999 and 1998.


New Store-count Methodology

Store count numbers for 1999 and 1998 have been restated to reflect the Company's new store-count methodology as it relates to Gap brand. Historically, the Company has defined existing and new Gap brand stores by the number of doors of entry, regardless of how many concepts were included in the store. Under the new methodology, individual concepts (adult, kids, baby and body) that meet minimum square footage requirements will be counted as a store, even when residing in a single, physical location. This methodology change resulted in an increase of 86 stores at January 29, 2000. The store count numbers for years prior to1998 have not been restated as they are not significantly different under the new methodology.


Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales decreased
0.5 and 3.1 percentage points in 1999 from 1998 and in 1998 from 1997, respectively.

The decrease in 1999 from 1998 was primarily attributable to a decrease in occupancy expenses as a percentage of net sales due to changes in the mix of stores as Old Navy becomes a larger part of the business, partially offset by a decrease in the merchandise margin due to a decline in the level of merchandise sold at regular price.

The decrease in 1998 from 1997 was primarily attributable to a decrease in occupancy expenses as a percentage of net sales due to leverage achieved through comparable store sales growth combined with an increase in merchandise margin due to higher margins achieved on marked-down goods, as well as to an increase in the percentage of merchandise sold at regular price.

As a general business practice, the Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have an adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.


Operating Expenses

Operating expenses as a percentage of net sales decreased 0.3 percentage points in 1999 from 1998 and increased 1.4 percentage points in 1998 from 1997.

In 1999, the decrease resulted from lower administrative costs as a percentage of net sales.

In 1998, the increase was driven by significantly higher advertising/marketing costs as part of the Company's continued brand development efforts, partially offset by a decrease as a percentage of net sales in the write-off of leasehold improvements and fixtures associated with the remodeling, relocation and closing of certain stores, as well as to leverage from comparable store sales growth.

Net Interest Expense/Income

The increase in net interest expense between 1999 and 1998 is primarily due to the additional interest expense from the issuance of long-term debt during 1999 to support the Company's international expansion plans.

The change in 1998 to net interest expense from net interest income in 1997 was primarily due to the interest expense incurred for the full fiscal year related to the $500 million of debt securities issued during the third quarter of 1997. The Company's greater short-term borrowings in the last half of 1998 compared to 1997 also contributed to the increase in interest expense.


Income Taxes

The effective tax rate was 36.9 percent in 1999 and 37.5 percent in 1998 and 1997. The decrease in the effective tax rate in 1999 resulted from the Company's implementation of global tax planning initiatives based on long-term business needs.


Liquidity and Capital Resources

The following sets forth certain measures of the Company's liquidity:

                                                              Fiscal Year 1999        Fiscal Year 1998        Fiscal Year 1997
------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities ($000)                        $1,477,928              $1,394,161              $  844,651
------------------------------------------------------------------------------------------------------------------------------
Working capital ($000)                                                 444,911                 318,721                 839,399
------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                           1.25:1                  1.21:1                  1.85:1
------------------------------------------------------------------------------------------------------------------------------

For the fiscal year ended January 29, 2000, the increase in cash flows provided by operating activities was primarily due to an increase in net earnings exclusive of depreciation and amortization and a tax benefit from the vesting of a large restricted stock grant, partially offset by the timing of payments for certain payables and an increase in merchandise inventory. The increase in working capital and the current ratio was primarily due to investments in merchandise inventory, partially offset by an increase in payables.

For the fiscal year ended January 30, 1999, the increase in cash provided by operating activities was primarily due to an increase in net earnings and the timing of payments for certain payables, partially offset by investments in merchandise inventory. The decline in working capital and the current ratio was attributable to an increase in payables driven by business growth combined with a decrease in cash resulting from greater capital expenditures and share repurchases.

The Company funds inventory expenditures during normal and peak periods through a combination of cash flows from operations and short-term financing arrangements. The Company's business follows a seasonal pattern, peaking over a total of about 13 weeks during the Back-to-School and Holiday periods. During 1999 and 1998, these periods accounted for 36 and 37 percent, respectively, of the Company's annual sales.

The Company has committed credit facilities totaling $1 billion, consisting of an $850 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 28, 2003. These credit facilities provide for the issuance of up to $500 million in letters of credit and provide backup for the Company's $500 million commercial paper program. The Company has additional uncommitted credit facilities of $520 million for the issuance of letters of credit. At January 29, 2000, the Company had outstanding letters of credit totaling approximately $851 million. The Company had no commercial paper outstanding at January 29, 2000.

To provide financial flexibility, the Company filed a shelf registration statement in January 1999 with the Securities and Exchange Commission for $500 million of debt securities. The net proceeds from any issuance are expected to be used for general corporate purposes, including expansion of stores, distribution centers and headquarters facilities, brand investment, development of additional distribution channels and repurchases of the Company's common stock pursuant to its ongoing repurchase program. The Company has not issued any securities under this shelf registration and no assurances can be given that the Company will issue these debt securities in the future.

In September 1997, the Company issued $500 million of debt securities, due September 15, 2007. The proceeds were used for general corporate purposes similar to those described above.

In March 1999, the Company's Japanese subsidiary, Gap (Japan) KK, issued $50 million of debt securities, due March 1, 2009. The net proceeds were used for general corporate purposes similar to those described above. The cash flows relating to the bonds were swapped for the equivalent amounts in Japanese yen to minimize currency exposure.

Also, in September 1999, the Company's Netherlands subsidiary, Gap International B.V., issued debt securities in the amount of 250 million Euro, approximately $262 million at issuance, due September 30, 2004. The net proceeds will be used to support the Company's international expansion plans.

All of the Company's long-term debt was issued at fixed interest rates to avoid the risk of fluctuations in interest rates. Quantitative and qualitative disclosures about market risk for the Company's long-term debt are presented on page 11.

Capital expenditures, net of construction allowances and dispositions, totaled approximately $1.189 billion in 1999. These expenditures resulted in a net increase in store space of approximately 5.2 million square feet, or 28 percent, due to the addition of 570 new stores, the expansion of 129 stores and the remodeling of certain stores. Capital expenditures for 1998 and 1997 were $797 million and $450 million, respectively, resulting in a net increase in store space of 3.4 million square feet in 1998 and 2.7 million square feet in 1997.

The increases in capital expenditures in 1999 and 1998 over the prior years were primarily attributable to the number of stores opened, expanded and remodeled, as well as the expansion of headquarters facilities. The addition and expansion of distribution centers also contributed to the 1999 and 1998 capital expenditure increases.

For 2000, the Company expects capital expenditures to exceed $1.6 billion, net of construction allowances. This represents the addition of 600 to 660 new stores, the expansion of approximately 200 stores and the remodeling of certain stores, as well as amounts for headquarters facilities, distribution centers and equipment. The Company expects to fund such capital expenditures with cash flow from operations and other sources of financing. Square footage growth is expected to be in the mid-20 percent range. By division, the 600 to 660 new stores are expected to be: Gap domestic 320 to 340 stores, Banana Republic 40 to 60 stores, Old Navy 120 to 130 stores and Gap international 120 to 130 stores. New stores are generally expected to be leased.

During 1998, the Company purchased land on which to construct additional headquarters facilities in San Francisco and San Bruno, California. The estimated total project costs are approximately $240 million and $100 million, respectively. Construction commenced on the San Francisco facility during the third quarter of 1998 and is estimated to continue through early 2001. Construction commenced during the first quarter of 1999 on the San Bruno facility and is estimated to continue through late 2000.

During 1999, the Company opened a distribution center that was constructed over fiscal 1997 and 1998 for a total cost of approximately $60 million. During 1999, the Company commenced construction of a $55 million expansion of this distribution center, which is expected to be complete in mid-2000.

Additionally during 1999, the Company commenced construction on three distribution facilities for an estimated total cost of approximately $300 million. Approximately half of these expenditures were incurred during fiscal 1999, with the remainder to be incurred during fiscal 2000. These expenditures are included in the projected capital expenditures as described above. The first facility opened in mid-1999. The remaining two facilities are expected to open in early 2000 and late 2000, respectively.

In 1999, the Company agreed to purchase a distribution site and building in Ontario, Canada to support the initial international expansion plans for the Old Navy business. The Company will take possession of the facility in early 2000 and will spend the next year remodeling the facility prior to its anticipated opening date in mid-2001. The estimated total project cost is approximately $89 million.

On May 20, 1999, the Company's Board of Directors authorized a three-for-two split of the Company's common stock that was distributed on June 21, 1999, in the form of a stock dividend for shareholders of record at the close of business on June 4, 1999. All share and per share amounts in the accompanying consolidated financial statements for all periods have been restated to reflect the stock split.

During 1999, the Company completed a 101 million share repurchase program approved in October 1996 by acquiring approximately 2.1 million shares for approximately $94 million. In addition, during fiscal 1999, under the 67.5 million share repurchase program approved in October 1998, the Company acquired approximately 16.4 million shares for approximately $651 million, including 0.8 million shares acquired under put option contracts for approximately $32 million.

During 1999, the Company entered into various put option contracts in connection with the share repurchase program to hedge against stock price fluctuations. As of January 29, 2000, the Company had an outstanding put option contract to repurchase approximately 0.4 million shares of the Company's stock. The contract has an exercise price of $32.00 per share, with an expiration date in March 2000.

The Company operates in foreign countries, which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to hedge substantially all merchandise purchases for foreign operations through the use of foreign exchange forward contracts to minimize this risk. Additional information on these contracts and agreements is presented in the Notes to Consolidated Financial Statements (Note E.). Quantitative and qualitative disclosures about market risk for financial instruments are presented on page 11.


Year 2000 Issue

The Year 2000 issue is primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year.

The Company has noticed no material impact to its operations as a result of the transition to the Year 2000. Problems relating to the Year 2000 issue could still arise. However, the Company does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations. The Company operates a large number of geographically dispersed stores and has a large supplier base and believes that these factors will mitigate any adverse impact.

The Company's beliefs and expectations, however, are based on certain assumptions and expectations that ultimately may prove to be inaccurate, including the Year 2000 viability of sourcing countries, and compliance of third-party vendors and suppliers. The Company has identified that a significant disruption in the product supply chain represents the most reasonably likely worst case Year 2000 scenario. A substantial, extended disruption in the product supply chain could have a material adverse effect on the Company's financial condition and results of operations.

To date, the Company has incurred costs of $40 million to address the Year 2000 issue. The Company does not expect to incur significant additional costs in connection with this issue.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information about the Company's market sensitive financial instruments as of January 29, 2000 and January 30, 1999.

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

During fiscal 1999, the Company's Japanese subsidiary, Gap (Japan) KK, issued $50 million of debt securities due March 1, 2009, with a fixed interest rate of
6.25 percent payable in U.S. dollars. The Company swapped the cash flows payable under these debt securities to Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded in the balance sheet at their fair market value as of January 29, 2000.

During 1999, the Company's Netherlands subsidiary, Gap International B.V., issued debt securities in the amount of 250 million Euro, approximately $262 million, with a fixed interest rate of 5.0 percent, due September 30, 2004.

By entering into the fixed-rate borrowings, the Company avoids interest rate risk from variable rate fluctuations. A portion of the Company's fixed-rate borrowings used to finance foreign operations is denominated in foreign currencies. By borrowing and repaying the loans in local currencies, the Company avoids the risk associated with exchange rate fluctuations.

                                                               Jan. 29, 2000                                          Jan. 30, 1999
----------------------------------------------------------------------------  -----------------------------------------------------
                                          Notional Amount of                                     Notional Amount of
                                 Average   Forward Contracts                            Average   Forward Contracts
($000)                 Contract Rate (a)     in U.S. Dollars  Fair Value (b)  Contract Rate (a)     in U.S. Dollars  Fair Value (b)
----------------------------------------------------------------------------  -----------------------------------------------------
Foreign exchange
forward contracts (c)
-----------------------------------------------------------------------------------------------------------------------------------
Sell contracts:

   British pounds                   0.62            $133,432        $134,469               0.61            $137,222        $136,581
-----------------------------------------------------------------------------------------------------------------------------------
   Canadian dollars                 1.47              91,151          92,678               1.51             112,967         112,228
-----------------------------------------------------------------------------------------------------------------------------------
   Japanese yen                   109.12              67,648          70,393             126.24              25,776          28,197
-----------------------------------------------------------------------------------------------------------------------------------
Buy contracts:

   Italian lire                 1,842.40              47,178          44,269           1,700.06              24,459          25,052
-----------------------------------------------------------------------------------------------------------------------------------
   Spanish pesetas                159.02              12,476          11,730             142.75               9,351           9,189
-----------------------------------------------------------------------------------------------------------------------------------
Total foreign exchange
forward contracts                                   $351,885        $353,539                               $309,775        $311,247
===================================================================================================================================

                                                               Jan. 29, 2000                                          Jan. 30, 1999
----------------------------------------------------------------------------  -----------------------------------------------------
                                          Carrying Amount in                                       Carrying Amount
($000)                                          U.S. Dollars  Fair Value (d)                       in U.S. Dollars   Fair Value (d)
----------------------------------------------------------------------------  -----------------------------------------------------
Notes payable, due 2007                             $496,866        $478,393                              $496,455         $551,818
-----------------------------------------------------------------------------------------------------------------------------------
Notes payable, due 2009                               44,136          44,136                                    --               --
-----------------------------------------------------------------------------------------------------------------------------------
Notes payable, due 2004                              243,923         231,880                                    --               --
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                $784,925        $754,409                              $496,455         $551,818
===================================================================================================================================

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

In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting control and business practices and a program of internal audit. The extent of the Company's system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The financial statements of the Company have been audited by Deloitte & Touche LLP, independent auditors, whose report appears below.

The Audit and Finance Committee (the "Committee") of the Board of Directors is comprised solely of directors who are not officers or employees of the Company. The Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with Management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Committee also reviews and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Deloitte & Touche LLP and the internal auditors have full and free access to the Committee, with and without Management's presence.


INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THE GAP, INC.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000 in conformity with generally accepted accounting principles.


/s/ Deloitte and Touche LLP

San Francisco, California
February 23, 2000

CONSOLIDATED STATEMENTS OF EARNINGS

                                            52 Weeks Ended   Percentage   52 Weeks Ended   Percentage   52 Weeks Ended   Percentage
($000 except per share amounts)              Jan. 29, 2000     to Sales    Jan. 30, 1999     to Sales    Jan. 31, 1998     to Sales
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                      $11,635,398       100.0%      $ 9,054,462       100.0%      $ 6,507,825      100.0%
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
-----------------------------------------------------------------------------------------------------------------------------------
  Cost of goods sold and occupancy expenses      6,775,262        58.2         5,318,218        58.7         4,021,541       61.8
-----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                             3,043,432        26.2         2,403,365        26.5         1,635,017       25.1
-----------------------------------------------------------------------------------------------------------------------------------
  Net interest expense (income)                     31,755         0.3            13,617         0.2            (2,975)       0.0
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                     1,784,949        15.3         1,319,262        14.6           854,242       13.1
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                       657,884         5.6           494,723         5.5           320,341        4.9
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                   $ 1,127,065         9.7%      $   824,539         9.1%      $   533,901       8.2%
===================================================================================================================================
Weighted-average number of shares-basic        853,804,924                   864,062,060                   891,404,945
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares-diluted      895,029,176                   904,374,383                   922,951,706
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share-basic                       $      1.32                   $      0.95                   $      0.60
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share-diluted                            1.26                          0.91                          0.58
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

($000 except par value)                                    Jan. 29, 2000       Jan. 30, 1999
--------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------
Current Assets
--------------------------------------------------------------------------------------------
Cash and equivalents                                         $   450,352         $   565,253
--------------------------------------------------------------------------------------------
Merchandise inventory                                          1,462,045           1,056,444
--------------------------------------------------------------------------------------------
Other current assets                                             285,393             250,127
--------------------------------------------------------------------------------------------
Total current assets                                           2,197,790           1,871,824
--------------------------------------------------------------------------------------------
Property and Equipment
--------------------------------------------------------------------------------------------
Leasehold improvements                                         1,426,537           1,040,959
--------------------------------------------------------------------------------------------
Furniture and equipment                                        2,083,604           1,601,572
--------------------------------------------------------------------------------------------
Land and buildings                                               278,422             160,776
--------------------------------------------------------------------------------------------
Construction-in-progress                                         414,725             245,020
--------------------------------------------------------------------------------------------
                                                               4,203,288           3,048,327
--------------------------------------------------------------------------------------------
Accumulated depreciation and amortization                     (1,487,973)         (1,171,957)
--------------------------------------------------------------------------------------------
Property and equipment, net                                    2,715,315           1,876,370
--------------------------------------------------------------------------------------------
Lease rights and other assets                                    275,651             215,725
--------------------------------------------------------------------------------------------
Total assets                                                 $ 5,188,756         $ 3,963,919
============================================================================================
Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------------------
Current Liabilities
--------------------------------------------------------------------------------------------
Notes payable                                                $   168,961         $    90,690
--------------------------------------------------------------------------------------------
Accounts payable                                                 805,945             684,130
--------------------------------------------------------------------------------------------
Accrued expenses and other current liabilities                   751,710             655,770
--------------------------------------------------------------------------------------------
Income taxes payable                                              26,263             122,513
--------------------------------------------------------------------------------------------
Total current liabilities                                      1,752,879           1,553,103
--------------------------------------------------------------------------------------------
Long-Term Liabilities
--------------------------------------------------------------------------------------------
Long-term debt                                                   784,925             496,455
--------------------------------------------------------------------------------------------
Deferred lease credits and other liabilities                     417,907             340,682
--------------------------------------------------------------------------------------------
Total long-term liabilities                                    1,202,832             837,137
--------------------------------------------------------------------------------------------
Shareholders' Equity
--------------------------------------------------------------------------------------------
Common stock $.05 par value
--------------------------------------------------------------------------------------------
Authorized 2,300,000,000 shares; issued 1,007,356,790
and 997,496,214 shares; outstanding 850,498,941
and 857,960,032 shares                                            50,368              49,875
--------------------------------------------------------------------------------------------
Additional paid-in capital                                       669,490             349,037
--------------------------------------------------------------------------------------------
Retained earnings                                              4,172,796           3,121,360
--------------------------------------------------------------------------------------------
Accumulated other comprehensive loss                              (6,759)            (12,518)
--------------------------------------------------------------------------------------------
Deferred compensation                                            (23,150)            (31,675)
--------------------------------------------------------------------------------------------
Treasury stock, at cost                                       (2,629,700)         (1,902,400)
--------------------------------------------------------------------------------------------
Total shareholders' equity                                     2,233,045           1,573,679
--------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   $ 5,188,756         $ 3,963,919
============================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                               52 Weeks Ended       52 Weeks Ended       52 Weeks Ended
($000)                                                          Jan. 29, 2000        Jan. 30, 1999        Jan. 31, 1998
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
-----------------------------------------------------------------------------------------------------------------------
Net earnings                                                      $ 1,127,065          $   824,539          $   533,901
-----------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to
net cash provided by operating activities:
-----------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                                      436,184              326,447              269,706
-----------------------------------------------------------------------------------------------------------------------
   Tax benefit from exercise of stock options
   and vesting of restricted stock                                    211,891               79,808               23,682
-----------------------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                2,444              (34,766)             (13,706)
-----------------------------------------------------------------------------------------------------------------------
Change in operating assets and liabilities:
-----------------------------------------------------------------------------------------------------------------------
   Merchandise inventory                                             (404,211)            (322,287)            (156,091)
-----------------------------------------------------------------------------------------------------------------------
   Prepaid expenses and other                                         (55,519)             (77,292)             (44,736)
-----------------------------------------------------------------------------------------------------------------------
   Accounts payable                                                   118,121              265,296               63,532
-----------------------------------------------------------------------------------------------------------------------
   Accrued expenses                                                    89,071              231,178              107,365
-----------------------------------------------------------------------------------------------------------------------
   Income taxes payable                                               (94,893)              38,805               (8,214)
-----------------------------------------------------------------------------------------------------------------------
   Deferred lease credits and other long-term liabilities              47,775               62,433               69,212
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           1,477,928            1,394,161              844,651
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
-----------------------------------------------------------------------------------------------------------------------
Net purchase of property and equipment                             (1,238,722)            (797,592)            (465,843)
-----------------------------------------------------------------------------------------------------------------------
Acquisition of lease rights and other assets                          (39,839)             (28,815)             (19,779)
-----------------------------------------------------------------------------------------------------------------------
Net maturity of short-term investments                                     --                   --              174,709
-----------------------------------------------------------------------------------------------------------------------
Net purchase of long-term investments                                      --                   --               (2,939)
-----------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                             (1,278,561)            (826,407)            (313,852)
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
-----------------------------------------------------------------------------------------------------------------------
Net increase in notes payable                                          84,778                1,357               44,462
-----------------------------------------------------------------------------------------------------------------------
Net issuance of long-term debt                                        311,839                   --              495,890
-----------------------------------------------------------------------------------------------------------------------
Issuance of common stock                                               76,211               36,655               23,309
-----------------------------------------------------------------------------------------------------------------------
Net purchase of treasury stock                                       (707,125)            (879,383)            (585,798)
-----------------------------------------------------------------------------------------------------------------------
Cash dividends paid                                                   (75,795)             (76,888)             (79,503)
-----------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                               (310,092)            (918,259)            (101,640)
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate fluctuations on cash                           (4,176)               2,589               (1,634)
-----------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and equivalents                      (114,901)            (347,916)             427,525
-----------------------------------------------------------------------------------------------------------------------
Cash and equivalents at beginning of year                             565,253              913,169              485,644
-----------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                               $   450,352          $   565,253          $   913,169
=======================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                Common Stock
                                                                    ----------------------------------------
                                                                                                                        Additional
($000 except share and per share amounts)                                       Shares                Amount       Paid-in Capital
-----------------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                                              1,072,791,305        $       53,640        $      404,304
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                      6,409,277                   320                47,785
-----------------------------------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                            (2,130,438)                 (107)              (10,392)
-----------------------------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                                        23,682
-----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments
-----------------------------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock
-----------------------------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                                                                 7,344
-----------------------------------------------------------------------------------------------------------------------------------
Retirement of treasury stock                                               (87,243,750)               (4,362)             (267,330)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                                989,826,394        $       49,491        $      205,393
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                      7,575,195                   380                46,709
-----------------------------------------------------------------------------------------------------------------------------------
Net issuance of common stock pursuant to management
incentive restricted stock plans                                                94,625                     4                 4,361
-----------------------------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                                        79,808
-----------------------------------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($1,893) and
fluctuations in fair market value of financial instruments ($819)
-----------------------------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock
-----------------------------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                                                                12,766
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends ($.11 per share)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                                997,496,214        $       49,875        $      349,037
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                      9,933,713                   497                81,456
-----------------------------------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                               (73,137)                   (4)                2,583
-----------------------------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                                       211,891
-----------------------------------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)
-----------------------------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                                                                   72
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                                                                   4,276
-----------------------------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                                                                20,175
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 2000                                              1,007,356,790        $       50,368        $      669,490
==================================================================================================================================

See Notes to Consolidated Financial Statements.



                                                                                     Accumulated Other
                                                                         Retained       Comprehensive            Deferred
($000 except share and per share amounts)                                Earnings                Loss        Compensation
--------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                                          $  1,938,352        $     (5,187)       $    (47,838)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                                                           (18,166)
--------------------------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                                                                    3,869
--------------------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
--------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                                                      (10,043)
--------------------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                                                      23,968
--------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Retirement of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                              533,901
--------------------------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)                                           (79,503)
--------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                          $  2,392,750        $    (15,230)       $    (38,167)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                                                           (10,351)
--------------------------------------------------------------------------------------------------------------------------
Net issuance of common stock pursuant to management
incentive restricted stock plans                                                                                   (3,873)
--------------------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
--------------------------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($1,893) and
fluctuations in fair market value of financial instruments ($819)                               2,712
--------------------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                                                      20,716
--------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                              824,539
--------------------------------------------------------------------------------------------------------------------------
Cash dividends ($.11 per share)                                           (95,929)
--------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                          $  3,121,360        $    (12,518)       $    (31,675)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                                                            (9,186)
--------------------------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                                                                   (3,411)
--------------------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
--------------------------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)                             5,759
--------------------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                                                      21,122
--------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                                            1,127,065
--------------------------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)                                           (75,629)
--------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 2000                                          $  4,172,796        $     (6,759)       $    (23,150)
==========================================================================================================================

                                                                                              Treasury Stock
                                                                     ---------------------------------------


($000 except share and per share amounts)                                         Shares              Amount
-------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                                                 (146,295,311)       $   (688,801)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans
-------------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans
-------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
-------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments
-------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options
-------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                   (47,678,177)           (598,149)
-------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                   1,452,657               5,007
-------------------------------------------------------------------------------------------------------------
Retirement of treasury stock                                                  87,243,750             271,692
-------------------------------------------------------------------------------------------------------------
Net earnings
-------------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)
-------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                                 (105,277,081)       $ (1,010,251)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans
-------------------------------------------------------------------------------------------------------------
Net issuance of common stock pursuant to management
incentive restricted stock plans
-------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
-------------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($1,893) and
fluctuations in fair market value of financial instruments ($819)
-------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options
-------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                   (35,714,475)           (910,387)
-------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                   1,455,374              18,238
-------------------------------------------------------------------------------------------------------------
Net earnings
-------------------------------------------------------------------------------------------------------------
Cash dividends ($.11 per share)
-------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                                 (139,536,182)       $ (1,902,400)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans
-------------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans
-------------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
-------------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)
-------------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options
-------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                   (18,500,000)           (745,056)
-------------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                   1,178,333              17,756
-------------------------------------------------------------------------------------------------------------
Net earnings
-------------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)
-------------------------------------------------------------------------------------------------------------
Balance at January 29, 2000                                                 (156,857,849)       $ (2,629,700)
=============================================================================================================




                                                                                              Comprehensive
($000 except share and per share amounts)                                          Total           Earnings
-----------------------------------------------------------------------------------------------------------
Balance at February 1, 1997                                                 $  1,654,470
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                           29,939
-----------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                                  (6,630)
-----------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                              23,682
-----------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                                         (10,043)      $    (10,043)
-----------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                     23,968
-----------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                      (598,149)
-----------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                      12,351
-----------------------------------------------------------------------------------------------------------
Retirement of treasury stock                                                          --
-----------------------------------------------------------------------------------------------------------
Net earnings                                                                     533,901            533,901
-----------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)                                                  (79,503)
-----------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                                 $  1,583,986       $    523,858
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                           36,738
-----------------------------------------------------------------------------------------------------------
Net issuance of common stock pursuant to management
incentive restricted stock plans                                                     492
-----------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                              79,808
-----------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($1,893) and
fluctuations in fair market value of financial instruments ($819)                  2,712              2,712
-----------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                     20,716
-----------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                      (910,387)
-----------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                      31,004
-----------------------------------------------------------------------------------------------------------
Net earnings                                                                     824,539            824,539
-----------------------------------------------------------------------------------------------------------
Cash dividends ($.11 per share)                                                  (95,929)
-----------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                                 $  1,573,679       $    827,251
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Issuance of common stock pursuant to stock option plans                           72,767
-----------------------------------------------------------------------------------------------------------
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                                    (832)
-----------------------------------------------------------------------------------------------------------
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                             211,891
-----------------------------------------------------------------------------------------------------------
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)                5,759              5,759
-----------------------------------------------------------------------------------------------------------
Amortization of restricted stock and discounted stock options                     21,194
-----------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                      (740,780)
-----------------------------------------------------------------------------------------------------------
Reissuance of treasury stock                                                      37,931
-----------------------------------------------------------------------------------------------------------
Net earnings                                                                   1,127,065          1,127,065
-----------------------------------------------------------------------------------------------------------
Cash dividends ($.09 per share)                                                  (75,629)
-----------------------------------------------------------------------------------------------------------
Balance at January 29, 2000                                                 $  2,233,045       $  1,132,824
===========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 52 WEEKS ENDED JANUARY 29, 2000 (FISCAL 1999), JANUARY 30, 1999 (FISCAL 1998), AND JANUARY 31, 1998 (FISCAL 1997).


Note A: Summary of Significant Accounting Policies

Organization

Gap Inc. (the "Company") is a global specialty retailer that operates stores selling casual apparel, personal care and other accessories for men, women and children under a variety of brand names including Gap, Banana Republic and Old Navy. Its principal markets consist of the United States, Canada, Europe and Japan with the United States being the most significant. The Company sells its products through traditional retail stores, a catalog and online.


Stock Split

On May 20, 1999, the Company's Board of Directors authorized a three-for-two split of the Company's common stock that was distributed on June 21, 1999, in the form of a stock dividend for shareholders of record at the close of business on June 4, 1999. All share and per share amounts in the accompanying consolidated financial statements for all periods have been restated to reflect the stock split.


Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated.

Translation adjustments result from translating foreign subsidiaries` financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in shareholders' equity.


Fiscal Year

The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal years 1999, 1998 and 1997 each consisted of 52 weeks.


Use of Estimates

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

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Interest costs related to assets under construction are capitalized during the construction period.


Lease Rights

Lease rights are recorded at cost and are amortized over the estimated useful lives of the respective leases, not to exceed 20 years.


Impairment of Long-lived Assets

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between the carrying value and the fair market value of the asset is recorded.


Advertising

Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising event takes place. Direct response costs of catalogs are capitalized and amortized over the expected lives of the related catalogs, not to exceed six months. Advertising costs were $529 million, $419 million and $175 million in fiscal 1999, 1998 and 1997, respectively.


Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.


Stock-based Awards

The Company accounts for stock-based awards using the intrinsic value-based method of accounting, under which no compensation cost is recognized for stock option awards granted at fair market value. Restricted stock and discounted stock option awards, which are granted at less than fair market value, result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of shareholders' equity and is amortized to operating expenses over the vesting period of the stock award.


Segments

The Company has one reportable segment given the similarities of economic characteristics between the operations represented by the Company's three brands. Revenues of international retail operations represent 11.3 percent, 10.1 percent and 9.7 percent of the Company's revenues for fiscal 1999, 1998 and 1997, respectively. Long-term assets of international operations, including retail and sourcing, represent 13.8 percent and 14.3 percent of the Company's long-term assets for fiscal 1999 and 1998, respectively.


Derivatives

The Company records the fair value of derivatives designated as fair-value and cash-flow hedges on the balance sheet. The Company also records the fair value of the hedged firm commitments on the balance sheet.


Reclassifications

Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 presentation.

Note B: Debt and Other Credit Arrangements

The Company has committed credit facilities totaling $1 billion, consisting of an $850 million, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 28, 2003. These credit facilities provide for the issuance of up to $500 million in letters of credit and provide backup for the Company's $500 million commercial paper program. The Company has additional uncommitted credit facilities of $520 million for the issuance of letters of credit. At January 29, 2000, the Company had outstanding letters of credit totaling approximately $851 million. The Company had no commercial paper outstanding as of January 29, 2000.

Borrowings under the Company's credit agreements are subject to the Company not exceeding a certain debt ratio. The Company was in compliance with this debt covenant at January 29, 2000.

During fiscal 1997, the Company issued $500 million of unsecured notes, due September 15, 2007, with a fixed annual interest rate of 6.9 percent. Interest on the notes is payable semi-annually. The fair value of the notes at January 29, 2000 was approximately $478 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their issuance amount net of unamortized discount.

During fiscal 1999, the Company's Japanese subsidiary, Gap (Japan) KK, issued $50 million of 10-year debt securities, due March 1, 2009, with a fixed annual interest rate of 6.25 percent payable in U.S. dollars. Interest on the notes is payable semi-annually. The Company swapped the cash flows payable under these debt securities to Japanese yen with a fixed annual interest rate of 2.43 percent to minimize foreign currency exposure. The fair value of the notes at January 29, 2000 was approximately $44 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their fair value.

Also, during fiscal 1999, the Company's Netherlands subsidiary, Gap International B.V., issued debt securities in the amount of 250 million Euro, approximately $262 million at issuance, with a fixed annual interest rate of 5.0 percent, due September 30, 2004. Interest on the notes is payable annually. The fair value of the notes at January 29, 2000 was approximately $232 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their issuance amount net of an unamortized discount and are translated into U.S. dollars at the period-end exchange rate.

Gross interest payments were $53,790,000, $47,415,000 and $8,399,000 in fiscal 1999, 1998 and 1997, respectively.

Note C: Income Taxes

Income taxes consisted of the following:

                      52 Weeks Ended      52 Weeks Ended      52 Weeks Ended
($000)                 Jan. 29, 2000       Jan. 30, 1999       Jan. 31, 1998
----------------------------------------------------------------------------
Current
----------------------------------------------------------------------------
Federal                    $ 549,107           $ 438,110           $ 279,068
----------------------------------------------------------------------------
State                         62,357              55,716              33,384
----------------------------------------------------------------------------
Foreign                       43,976              35,663              21,595
----------------------------------------------------------------------------
Total current                655,440             529,489             334,047
----------------------------------------------------------------------------
Deferred
----------------------------------------------------------------------------
Federal                       (3,815)            (29,163)            (14,832)
----------------------------------------------------------------------------
State and foreign              6,259              (5,603)              1,126
----------------------------------------------------------------------------
Total deferred                 2,444             (34,766)            (13,706)
----------------------------------------------------------------------------
Total provision            $ 657,884           $ 494,723           $ 320,341
============================================================================

The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 1999, 1998 and 1997 was $225,873,000, $190,864,000 and
$84,487,000, respectively. No provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. Accumulated undistributed earnings of foreign subsidiaries were $524,982,000 at January 29, 2000.

The difference between the effective income tax rate and the U.S. federal income tax rate is summarized as follows:

                                                 52 Weeks Ended      52 Weeks Ended      52 Weeks Ended
                                                  Jan. 29, 2000       Jan. 30, 1999       Jan. 31, 1998
--------------------------------------------------------------------------------------------------------
Federal tax rate                                           35.0%               35.0%               35.0%
--------------------------------------------------------------------------------------------------------
State income taxes, less federal benefit                    2.5                 2.5                 3.2
--------------------------------------------------------------------------------------------------------
Other                                                      (0.6)                0.0                (0.7)
--------------------------------------------------------------------------------------------------------
Effective tax rate                                         36.9%               37.5%               37.5%
========================================================================================================

Deferred tax assets (liabilities) consisted of the following:

($000)                                                                Jan. 29, 2000       Jan. 30, 1999
--------------------------------------------------------------------------------------------------------
Compensation and benefits accruals                                        $  26,377           $  43,509
--------------------------------------------------------------------------------------------------------
Scheduled rent                                                               50,164              54,687
--------------------------------------------------------------------------------------------------------
Inventory capitalization                                                     39,485              40,976
--------------------------------------------------------------------------------------------------------
Nondeductible accruals                                                       24,126              10,257
--------------------------------------------------------------------------------------------------------
Other                                                                        44,501              22,031
--------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                   184,653             171,460
--------------------------------------------------------------------------------------------------------
Depreciation                                                                (23,054)             (4,058)
--------------------------------------------------------------------------------------------------------
Other                                                                        (2,724)             (6,083)
--------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                              (25,778)            (10,141)
--------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                   $ 158,875           $ 161,319
=======================================================================================================


Net deferred tax assets at January 29, 2000 and January 30, 1999 are included in Other Current Assets ($81,920,000 and $101,048,000, respectively), and Lease Rights and Other Assets ($76,955,000 and $60,271,000, respectively) in the Consolidated Balance Sheets. Income tax payments were $537,187,000, $410,919,000 and $320,744,000 in fiscal 1999, 1998 and 1997, respectively.


Note D: Leases

The Company leases most of its store premises and headquarters facilities and some of its distribution centers. These leases expire at various dates through 2019.

The aggregate minimum non-cancelable annual lease payments under leases in effect on January 29, 2000 are as follows:

Fiscal Year                                                            ($000)
-----------------------------------------------------------------------------
2000                                                               $  633,985
-----------------------------------------------------------------------------
2001                                                                  611,753
-----------------------------------------------------------------------------
2002                                                                  582,483
-----------------------------------------------------------------------------
2003                                                                  527,717
-----------------------------------------------------------------------------
2004                                                                  460,770
-----------------------------------------------------------------------------
Thereafter                                                          1,818,509
-----------------------------------------------------------------------------
Total minimum lease commitment                                     $4,635,217
=============================================================================

Many leases entered into by the Company include options that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.

For leases that contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At January 29, 2000 and January 30, 1999, this liability amounted to $170,275,000 and $154,897,000, respectively.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits. At January 29, 2000 and January 30, 1999, the long-term deferred credit was $168,903,000 and $112,416,000, respectively.

Some of the leases relating to stores in operation at January 29, 2000 contain renewal options for periods ranging up to 30 years. Many leases also provide for payment of operating expenses, real estate taxes and for additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations, other than radius clauses.

Rental expense for all operating leases was as follows:

                       52 Weeks Ended     52 Weeks Ended     52 Weeks Ended
($000)                  Jan. 29, 2000      Jan. 30, 1999      Jan. 31, 1998
---------------------------------------------------------------------------
Minimum rentals              $546,215           $460,715           $391,472
---------------------------------------------------------------------------
Contingent rentals            114,484             75,601             38,657
---------------------------------------------------------------------------
Total                        $660,699           $536,316           $430,129
===========================================================================

Note E: Financial Instruments

Foreign Exchange Forward Contracts

The Company operates in foreign countries which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to hedge substantially all U.S. dollar-denominated merchandise purchases for foreign operations through the use of foreign exchange forward contracts to minimize this risk. At January 29, 2000, the Company had contracts maturing at various dates through November 2000 to buy and sell the equivalent of $351,885,000 in foreign currencies (Buy contracts: 86,921,000,000 Italian lire and 1,984,000,000 Spanish pesetas; Sell contracts: 83,000,000 British pounds, 133,700,000 Canadian dollars and 7,382,000,000 Japanese yen) at the contracted rates.

Changes in the fair value of forward contracts designated as fair-value hedges, along with the offsetting changes in fair value of the related firm commitments to purchase foreign merchandise, are recorded in cost of sales in the current period. Changes in the fair value of forward contracts designated as cash-flow hedges are recorded as a component of comprehensive earnings, and are recognized in earnings in the period in which the hedged merchandise inventory is sold. The related balance included in comprehensive earnings at January 29, 2000 will be recognized in earnings over the next 12 months. The critical terms of the forward contracts and the respective firm commitments and forecasted foreign purchase transactions are essentially the same. As a result, there were no amounts reflected in fiscal 1999 earnings resulting from hedge ineffectiveness.


Note F: Employee Benefit and Incentive Stock Compensation Plans

Retirement Plans

The Company has a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, the Company matches all or a portion of employees' contributions under a predetermined formula. The Company's contributions vest immediately. Company contributions to the retirement plan in 1999, 1998 and 1997 were $16,035,000, $14,284,000 and $12,907,000, respectively.

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

A Deferred Compensation Plan was established on August 26, 1997 for nonemployee members of the Board of Directors. Under this plan, Board members may elect to defer receipt on a pre-tax basis of eligible compensation received for serving as non-employee directors of the Company. In exchange for compensation deferred, Board members are granted discounted stock options to purchase shares of the Company's common stock. All options are fully exercisable upon the date granted and expire seven years after grant or one year after retirement from the Board, if earlier. The Company may issue up to 675,000 shares under the plan.


Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "1996 Plan") was established on March 26, 1996. The Board authorized 93,341,342 shares for issuance under the 1996 Plan, which includes shares available under the Management Incentive Restricted Stock Plan ("MIRSP") and an earlier stock option plan established in 1981, both of which were superseded by the 1996 Plan. The 1996 Plan empowers the Compensation and Stock Option Committee of the Board of Directors (the "Committee") to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. The 1999 Stock Option Plan (the "1999 Plan") was established on March 29, 1999. The Board authorized 22,500,000 shares for issuance under the 1999 Plan. The 1999 Plan empowers the Committee to award nonqualified stock options to non-officers. Stock options generally expire 10 years from the grant date or one year after the date of retirement, if earlier. Stock options generally vest over a three-year period, with shares becoming exercisable in full on the third anniversary of the grant date. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than the fair market value at the date of grant or at other prices as determined by the Committee. Total compensation cost for those stock options issued at less than fair market value and for the restricted shares issued was $19,175,000, $20,845,000 and $17,170,000 in 1999, 1998 and
1997, respectively.

In 1998, the Company established a stock option plan for non-officers, called Stock Up On Success, under which eligible employees may receive nonqualified stock options. The Board of Directors authorized 6,000,000 shares for issuance under Stock Up On Success. Stock options under the plan must be issued at not less than fair market value. During 1999, options to purchase approximately 1,484,000 shares were granted to approximately 19,000 employees under the plan. These stock options have a vesting period of one-and-a-half years and expire 10 years after the grant date.


Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which all eligible employees may purchase common stock of the Company at 85 percent of the lower of the closing price of the Company's common stock on the grant date or the purchase date on the New York Stock Exchange Composite Transactions Index. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 1,178,333 shares issued under the plan during fiscal 1999, 1,440,615 shares during 1998 and 1,452,657 shares during 1997. All shares were acquired from reissued treasury stock. At January 29, 2000, there were 6,778,354 shares reserved for future subscriptions.


Note G: Shareholders' Equity and Stock Options

Common and Preferred Stock

The Company is authorized to issue 60,000,000 shares of Class B common stock, which is convertible into shares of common stock on a share-for-share basis; transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

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

During 1999, the Company completed a 101 million share repurchase program approved in 1996 by acquiring approximately 2.1 million shares for approximately $94 million. In addition, during fiscal 1999, under the 67.5 million share repurchase program approved in 1998, the Company acquired approximately 16.4 million shares for approximately $651 million, including 0.8 million shares acquired under put option contracts for approximately $32 million.

At the end of fiscal 1999, the Company was obligated under a put option contract to repurchase 375,000 shares of the Company's stock. The contract has an exercise price of $32.00 per share, with an expiration date of March 22, 2000.


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

Stock option activity for all employee benefit plans was as follows:

                                                      Weighted-Average
                                           Shares       Exercise Price
----------------------------------------------------------------------
Balance at February 1, 1997            65,788,599            $    6.43
----------------------------------------------------------------------
Granted                                25,633,196                 9.61
----------------------------------------------------------------------
Exercised                              (6,410,327)                4.73
----------------------------------------------------------------------
Canceled                               (5,758,415)                7.11
----------------------------------------------------------------------
Balance at January 31, 1998            79,253,053            $    7.54
----------------------------------------------------------------------
Granted                                28,445,033                21.45
----------------------------------------------------------------------
Exercised                              (7,603,242)                4.95
----------------------------------------------------------------------
Canceled                               (2,836,809)               11.94
----------------------------------------------------------------------
Balance at January 30, 1999            97,258,035            $   11.69
----------------------------------------------------------------------
Granted                                11,780,067                42.15
----------------------------------------------------------------------
Exercised                              (9,942,133)                7.50
----------------------------------------------------------------------
Canceled                               (6,582,343)               17.30
----------------------------------------------------------------------
Balance at January 29, 2000            92,513,626            $   15.61
======================================================================

Outstanding options at January 29, 2000 have expiration dates ranging from March 2000 to January 2010.

At January 29, 2000, the Company reserved 145,993,924 shares of its common stock, including 160,912 treasury shares, for the exercise of stock options. There were 53,480,298 and 36,214,437 shares available for granting of options at January 29, 2000 and January 30, 1999, respectively. Options for 15,682,738, 10,913,039 and 9,674,657 shares were exercisable as of January 29, 2000, January 30, 1999 and January 31, 1998, respectively, and had a weighted-average exercise price of $7.76, $5.51 and $5.18 for those respective periods.

The Company accounts for its stock option and award plans using the intrinsic value-based method of accounting, under which no compensation cost has been recognized for stock option awards granted at fair market value. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

                          52 Weeks Ended     52 Weeks Ended     52 Weeks Ended
                           Jan. 29, 2000      Jan. 30, 1999      Jan. 31, 1998
------------------------------------------------------------------------------
Net earnings ($000)
------------------------------------------------------------------------------
As reported                   $1,127,065         $  824,539         $  533,901
------------------------------------------------------------------------------
Pro forma                      1,047,304            772,062            507,966
------------------------------------------------------------------------------
Earnings per share
------------------------------------------------------------------------------
As reported-basic             $     1.32         $     0.95         $     0.60
------------------------------------------------------------------------------
Pro forma-basic                     1.23               0.89               0.57
------------------------------------------------------------------------------
As reported-diluted                 1.26               0.91               0.58
------------------------------------------------------------------------------
Pro forma-diluted                   1.17               0.85               0.55
==============================================================================

The weighted-average fair value of the stock options granted during fiscal 1999, 1998 and 1997 was $16.77, $7.50 and $3.89, respectively. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1999: dividend yield of 0.2 percent; expected price volatility of 35 percent; risk-free interest rates ranging from 5.4 percent to 6.7 percent and expected lives between 3.9 and 6.2 years. The fair value of stock options granted in 1998 was based on the following weighted-average assumptions: dividend yield of 0.4 percent; expected price volatility of 32 percent; risk-free interest rates ranging from 5.3 percent to 5.7 percent and expected lives between 3.9 and 6.1 years. The fair value of stock options granted in 1997 was based on the following weighted-average assumptions: dividend yield of 0.7 percent; expected price volatility of 31 percent; risk-free interest rates ranging from 5.9 percent to 7.0 percent and expected lives between 3.9 and 5.8 years.

The following table summarizes information about stock options outstanding at January 29, 2000:

                                                                       Options Outstanding                     Options Exercisable
                           ---------------------------------------------------------------    ------------------------------------
                                     Number          Weighted-Average                                  Number
                             Outstanding at     Remaining Contractual     Weighted-Average     Exercisable at     Weighted-Average
Range of Exercise Prices      Jan. 29, 2000           Life (in years)       Exercise Price      Jan. 29, 2000       Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
$ 4.17 to $ 5.79                 24,865,302                      3.87               $ 5.39          5,435,433               $ 4.73
----------------------------------------------------------------------------------------------------------------------------------
  5.96 to   9.80                 27,755,468                      6.45                 9.09          9,741,033                 8.98
----------------------------------------------------------------------------------------------------------------------------------
  9.87 to  24.25                 25,061,458                      8.15                19.59            467,201                15.00
----------------------------------------------------------------------------------------------------------------------------------
 24.36 to  50.29                 14,831,398                      8.84                38.24             39,071                36.43
----------------------------------------------------------------------------------------------------------------------------------
$ 4.17 to $50.29                 92,513,626                      6.60               $15.61         15,682,738               $ 7.76
----------------------------------------------------------------------------------------------------------------------------------

Note H: Earnings Per Share

Basic earnings per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share includes the additional dilutive effect of the Company's potentially dilutive securities, which includes certain stock options, unvested shares of restricted stock, and certain put options. The following summarizes the incremental shares from these potentially dilutive securities, calculated using the treasury stock method, as included in the calculation of diluted weighted-average shares.

                                                 52 Weeks Ended        52 Weeks Ended        52 Weeks Ended
                                                  Jan. 29, 2000         Jan. 30, 1999         Jan. 31, 1998
-----------------------------------------------------------------------------------------------------------
Weighted-average number of shares-basic             853,804,924           864,062,060           891,404,945
-----------------------------------------------------------------------------------------------------------
Incremental shares resulting from:
-----------------------------------------------------------------------------------------------------------
Stock options                                        39,781,579            35,340,667            22,584,825
-----------------------------------------------------------------------------------------------------------
Restricted stock                                      1,442,673             4,971,656             8,961,936
-----------------------------------------------------------------------------------------------------------
Weighted-average number of shares-diluted           895,029,176           904,374,383           922,951,706
===========================================================================================================

Excluded from the above computations of weighted-average shares for diluted earnings per share were options to purchase 7,089,268 shares of common stock for fiscal 1999, 27,263 shares for fiscal 1998 and 990,143 shares for fiscal 1997. Issuance or repurchase of these securities would have resulted in an antidilutive effect on earnings per share.


Note I: Related Party Transactions

The Company has an agreement with Fisher Development, Inc. (FDI), a company wholly owned by the brother of the Company's chairman, setting forth the terms under which FDI may act as general contractor in connection with the Company's construction activities. FDI acted as general contractor for 547, 340 and 266 new stores' leasehold improvements and fixtures during fiscal 1999, 1998 and 1997, respectively. In the same respective years, FDI supervised construction of 123, 135 and 97 expansions, as well as remodels of existing stores and headquarters facilities. Total cost of construction was $485,295,000, $342,030,000 and $233,777,000, including profit and overhead costs of $46,886,000, $28,877,000 and $16,845,000, for fiscal 1999, 1998 and 1997, respectively. At January 29, 2000 and January 30, 1999, amounts due to FDI were $26,265,000 and $15,302,000, respectively. The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

QUARTERLY FINANCIAL INFORMATION

Fiscal 1999
                                    13 Weeks Ended     13 Weeks Ended     13 Weeks Ended     13 Weeks Ended     52 Weeks Ended
($000 except per share amounts)        May 1, 1999      Jul. 31, 1999      Oct. 30, 1999      Jan. 29, 2000      Jan. 29, 2000
------------------------------------------------------------------------------------------------------------------------------
Net sales                              $ 2,277,734        $ 2,453,339        $ 3,045,386        $ 3,858,939        $11,635,398
------------------------------------------------------------------------------------------------------------------------------
Gross profit                               943,579          1,009,794          1,304,288          1,602,475          4,860,136
------------------------------------------------------------------------------------------------------------------------------
Net earnings                               202,370            195,829            315,017            413,849          1,127,065
------------------------------------------------------------------------------------------------------------------------------
Earnings per share-basic                      0.24               0.23               0.37               0.49               1.32
------------------------------------------------------------------------------------------------------------------------------
Earnings per share-diluted                    0.22               0.22               0.35               0.47               1.26
------------------------------------------------------------------------------------------------------------------------------

Fiscal 1998
                                    13 Weeks Ended     13 Weeks Ended     13 Weeks Ended     13 Weeks Ended     52 Weeks Ended
($000 except per share amounts)        May 2, 1998       Aug. 1, 1998      Oct. 31, 1998      Jan. 30, 1999      Jan. 30, 1999
------------------------------------------------------------------------------------------------------------------------------
Net sales                              $ 1,719,712        $ 1,904,970        $ 2,399,948        $ 3,029,832        $ 9,054,462
------------------------------------------------------------------------------------------------------------------------------
Gross profit                               688,708            769,805          1,023,943          1,253,788          3,736,244
------------------------------------------------------------------------------------------------------------------------------
Net earnings                               136,066            136,874            237,749            313,850            824,539
------------------------------------------------------------------------------------------------------------------------------
Earnings per share-basic                      0.16               0.16               0.28               0.37               0.95
------------------------------------------------------------------------------------------------------------------------------
Earnings per share-diluted                    0.15               0.15               0.27               0.35               0.91
------------------------------------------------------------------------------------------------------------------------------
Per Share Data
                                                                          Market Prices                    Cash Dividends Paid
                                 ---------------------------------------------------------------------------------------------
Fiscal                                              1999                           1998                   1999            1998
---------------------------------------------------------------------------------------    -----------------------------------
                                       High          Low            High            Low
------------------------------------------------------------------------------------------------------------------------------
1st Quarter                        $51 9/16    $39 13/16         $22   7/8    $ 17 9/16                $0.0222         $0.0222
------------------------------------------------------------------------------------------------------------------------------
2nd Quarter                        52 11/16     39   3/8          29 15/16      22 7/16                 0.0222          0.0222
------------------------------------------------------------------------------------------------------------------------------
3rd Quarter                        47 15/16     30 13/16          30  3/16      20 3/16                 0.0222          0.0222
------------------------------------------------------------------------------------------------------------------------------
4th Quarter                        49 5/16      32 13/32          43  5/16      26 1/16                 0.0222          0.0222
------------------------------------------------------------------------------------------------------------------------------
Year                                                                                                   $0.0888         $0.0888
==============================================================================================================================

The principal markets on which the Company's stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of the Company's stock as of March 10, 2000 was 9,409.