Form 10-K, Exhibit 13
period 2001-02-03
GAP INC
filed 2001-04-05
CIK 39911

10-YEAR SELECTED FINANCIAL DATA

                                    Compound Annual
                                      Growth Rate                    Fiscal Year (in weeks)
-------------------------------------------------------------------------------------------------------------------
                               3-year   5-year 10-year     2000 (53)       1999 (52)     1998 (52)        1997 (52)
-------------------------------------------------------------------------------------------------------------------
Operating Results ($000)
Net sales                        28%       25%     22%  $ 13,673,460    $ 11,635,398  $  9,054,462     $  6,507,825
Cost of goods sold and
 occupancy expenses,
 excluding depreciation and
 amortization                    --        --      -       8,025,374       6,360,704     5,013,473        3,775,957
Percentage of net sales          --        --      -            58.7%           54.7%         55.4%            58.0%
Depreciation and
 amortization (a)                --        --      -    $    574,068    $    414,558  $    304,745     $    245,584
Operating expenses               --        --      -       3,629,257       3,043,432     2,403,365        1,635,017
Net interest expense
 (income)                        --        --      -          62,876          31,755        13,617           (2,975)
Earnings before income
 taxes                           17        19      19      1,381,885       1,784,949     1,319,262          854,242
Percentage of net sales          --        --      -            10.1%           15.3%         14.6%            13.1%
Income taxes                     --        --      -    $    504,388    $    657,884  $    494,723     $    320,341
Net earnings                     18        20      20        877,497       1,127,065       824,539          533,901
Percentage of net sales          --        --      -             6.4%            9.7%          9.1%             8.2%
Cash dividends paid              --        --      -    $     75,488    $     75,795  $     76,888     $     79,503
Net purchase of property
 and equipment,
 including lease rights          --        --      -       1,881,127       1,268,811       842,655          483,114
Per Share Data
Net earnings-basic               20%       22%     20%  $       1.03    $       1.32  $       0.95     $       0.60
Net earnings-diluted             20        22      21           1.00            1.26          0.91             0.58
Cash dividends paid (b)          --        --      -            0.09            0.09          0.09             0.09
Shareholders' equity (book
 value)                          --        --      -            3.43            2.63          1.83             1.79
Financial Position ($000)
Property and equipment, net      43%       33%     26%  $  4,007,685    $  2,715,315  $  1,876,370     $  1,365,246
Merchandise inventory            37        32      23      1,904,153       1,462,045     1,056,444          733,174
Total assets                     28        25      25      7,012,908       5,188,756     3,963,919        3,337,502
Working capital                  --        --      -        (151,094)        444,911       318,721          839,399
Current ratio                    --        --      -          0.95:1          1.25:1        1.21:1           1.85:1
Total long-term debt, less
 current installments            --        --      -    $    780,246    $    784,925  $    496,455     $    496,044
Ratio of long-term debt to
 shareholders' equity (c)        --        --      -          0.35:1          0.35:1        0.32:1           0.31:1
Shareholders' equity             --        --      -    $  2,928,239    $  2,233,045  $  1,573,679     $  1,583,986
Return on average assets         --        --      -            14.4%           24.6%         22.6%            17.9%
Return on average
 shareholders' equity            --        --      -            34.0%           59.2%         52.2%            33.0%
Statistics
Number of stores opened          35%       27%     17%           731             570           356              298
Number of stores expanded        --        --      -             268             129           135               98
Number of stores closed          --        --      -              73              18            20               22
Number of stores open at
 year-end                        20        17      13          3,676           3,018         2,466            2,130
Net increase in number of
 stores                          --        --      -              22%             22%           16%              15%
Comparable store sales
 (decrease) increase
 percentage (52-week basis)      --        --      -              (5%)             7%           17%               6%
Sales per square foot
 (52-week basis)(d)              --        --      -    $        482    $        548  $        532     $        463
Square footage of gross
 store space at year-end         27        23      21     31,373,400      23,978,100    18,757,400       15,312,700
Percentage increase in
 square feet                     --        --      -              31%             28%           22%              21%
Number of employees at
 year-end                        27        23      20        166,000         140,000       111,000           81,000
Weighted-average number of
 shares-basic                    --        --      -     849,810,658     853,804,924   864,062,060      891,404,945
Weighted-average number of
 shares-diluted                  --        --      -     879,137,194     895,029,176   904,374,383      922,951,706
Number of shares
 outstanding at year-end,
 net of treasury stock           --        --      -     853,996,984     850,498,941   857,960,032      884,549,313

(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b) Excludes a dividend of $.0222 per share declared in January 2001 but paid in the first quarter of fiscal 2001.
(c) Long-term debt includes current installments.
(d) Based on weighted-average gross square footage.

                                                                                              Fiscal Year (in weeks)
--------------------------------------------------------------------------------------------------------------------
                                1996 (52)     1995 (53)      1994 (52)      1993 (52)       1992 (52)      1991 (52)
--------------------------------------------------------------------------------------------------------------------
Operating Results ($000)
Net sales                    $  5,284,381   $  4,395,253   $  3,722,940   $  3,295,679   $  2,960,409   $  2,518,893
Cost of goods sold and
 occupancy expenses,
 excluding depreciation and
 amortization                   3,093,709      2,645,736      2,202,133      1,996,929      1,856,102      1,496,156
Percentage of net sales              58.5%          60.2%          59.2%          60.6%          62.7%          59.4%
Depreciation and
 amortization (a)            $    191,457   $    175,719   $    148,863   $    124,860   $     99,451   $     72,765
Operating expenses              1,270,138      1,004,396        853,524        748,193        661,252        575,686
Net interest expense
 (income)                         (19,450)       (15,797)       (10,902)           809          3,763          3,523
Earnings before income
 taxes                            748,527        585,199        529,322        424,888        339,841        370,763
Percentage of net sales              14.2%          13.3%          14.2%          12.9%          11.5%          14.7%
Income taxes                 $    295,668   $    231,160   $    209,082   $    166,464   $    129,140   $    140,890
Net earnings                      452,859        354,039        320,240        258,424        210,701        229,873
Percentage of net sales               8.6%           8.1%           8.6%           7.8%           7.1%           9.1%
Cash dividends paid          $     83,854   $     66,993   $     64,775   $     53,041   $     44,106   $     41,126
Net purchase of property
 and equipment,
 including lease rights           375,838        309,599        236,616        215,856        213,659        244,323
Per Share Data
Net earnings-basic           $       0.48   $       0.38   $       0.34   $       0.27   $       0.23   $       0.25
Net earnings-diluted                 0.47           0.37           0.33           0.27           0.22           0.24
Cash dividends paid (b)              0.09           0.07           0.07           0.05           0.05           0.04
Shareholders' equity (book
 value)                              1.79           1.69           1.41           1.15           0.91           0.71
Financial Position ($000)
Property and equipment, net  $  1,135,720   $    957,752   $    828,777   $    740,422   $    650,368   $    547,740
Merchandise inventory             578,765        482,575        370,638        331,155        365,692        313,899
Total assets                    2,626,927      2,343,068      2,004,244      1,763,117      1,379,248      1,147,414
Working capital                   554,359        728,301        555,827        494,194        355,649        235,537
Current ratio                      1.72:1         2.32:1         2.11:1         2.07:1         2.06:1         1.71:1
Total long-term debt, less
 current installments                  --             --             --   $     75,000   $     75,000   $     80,000
Ratio of long-term debt to
 shareholders' equity (c)             N/A            N/A            N/A         0.07:1         0.08:1         0.12:1
Shareholders' equity         $  1,654,470   $  1,640,473   $  1,375,232   $  1,126,475   $    887,839   $    677,788
Return on average assets             18.2%          16.3%          17.0%          16.4%          16.7%          23.9%
Return on average
 shareholders' equity                27.5%          23.5%          25.6%          25.7%          26.9%          40.2%
Statistics
Number of stores opened               203            225            172            108            117            139
Number of stores expanded              42             55             82            130             94             79
Number of stores closed                30             53             34             45             26             15
Number of stores open at
 year-end                           1,854          1,680          1,508          1,370          1,307          1,216
Net increase in number of
 stores                                10%            11%            10%             5%             7%            11%
Comparable store sales
 (decrease) increase
 percentage (52-week basis)             5%             0%             1%             1%             5%            13%
Sales per square foot
 (52-week basis)(d)          $        441   $        425   $        444   $        463   $        489   $        481
Square footage of gross
 store space at year-end       12,645,000     11,100,200      9,165,900      7,546,300      6,509,200      5,638,400
Percentage increase in
 square feet                           14%            21%            21%            16%            15%            18%
Number of employees at
 year-end                          66,000         60,000         55,000         44,000         39,000         32,000
Weighted-average number of
 shares-basic                 938,579,921    939,866,394    948,699,959    940,287,006    928,417,491    915,766,923
Weighted-average number of
 shares-diluted               961,351,245    962,443,160    971,144,612    965,110,280    960,903,782    953,297,157
Number of shares
 outstanding at year-end,
 net of treasury stock        926,495,994    971,149,446    977,162,057    980,428,914    973,250,357    962,032,505

GAP INC. ANNUAL REPORT 2000                                                   15

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

Any such forward-looking statements are subject to risks and uncertainties and the Company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging international retail environments, changes in the level of consumer spending or preferences in apparel, trade restrictions and political or financial instability in countries where the Company's goods are manufactured and/or other factors that may be described in the Company's Annual Report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

The Company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Results of Operations

Net Sales

                                                             53 Weeks Ended   52 Weeks Ended  52 Weeks Ended
                                                               Feb. 3, 2001    Jan. 29, 2000   Jan. 30, 1999
------------------------------------------------------------------------------------------------------------
Net sales ($000)                                                $13,673,460      $11,635,398     $ 9,054,462
Total net sales growth percentage                                        18               29              39
Comparable store sales (decrease) increase percentage (a)                (5)               7              17
Net sales per average gross square foot (a)                     $       482      $       548     $       532
Square footage of gross store space at year-end (000)                31,373           23,978          18,757
Number of new stores                                                    731              570             356
Number of expanded stores                                               268              129             135
Number of closed stores                                                  73               18              20

(a)  52-week basis.

The total net sales growth for all years presented was primarily attributable to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores. An increase in comparable store sales also contributed to net sales growth for fiscal 1999 and 1998.

Comparable store sales by division for fiscal 2000 and 1999 was as follows: Gap Domestic reported negative low-single digit in 2000 versus positive low-single digit in 1999; Gap International reported negative low-single digit in 2000 versus positive mid-teens in 1999; Banana Republic reported negative low-single digit in 2000 versus positive low-double digit in 1999; Old Navy reported negative low-double digit in 2000 versus positive mid-teens in 1999.

The decrease in net sales per average square foot for fiscal 2000 were primarily attributable to decreases in comparable store sales and the growing impact of the Old Navy division. Old Navy division's lower-priced merchandise and significantly larger stores resulted in lower net sales per average square foot when compared to other divisions.

The increase in net sales per average square foot for fiscal 1999 was primarily attributable to increases in comparable store sales.

Store count and square footage growth were as follows:

                                                Feb. 3, 2001                         Jan. 29, 2000
------------------------------------------------------------------------------------------------------------
                       Number of Stores   Sq. Ft. (Millions)  Number of Stores  Sq. Ft. (Millions)
------------------------------------------------------------------------------------------------------------
Gap Domestic                      2,079                12.1              1,767                10.3
Gap International                   529                 3.0                393                 2.1
Banana Republic (a)                 402                 3.2                345                 2.6
Old Navy                            666                13.1                513                 9.0
Total                             3,676                31.4              3,018                24.0
Increase                             22%                 31%                22%                 28%

(a)  Includes 13 and 10 stores in Canada in fiscal 2000 and 1999, respectively.


Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales increased
4.7 percentage points in fiscal 2000 from 1999 and decreased 0.5 percentage points in fiscal 1999 from 1998.

The increase in fiscal 2000 from 1999 was primarily attributable to a decrease in merchandise margin as a percentage of net sales due to a greater percentage of merchandise sold at markdown and lower margins from marked-down and regular priced goods. Occupancy expenses as a percentage of net sales increased from fiscal 1999 primarily due to the decrease in net sales per average square foot.

The decrease in fiscal 1999 from 1998 was primarily attributable to a decrease in occupancy expenses as a percentage of net sales due to changes in the mix of stores as Old Navy became a larger part of the business, partially offset by a decrease in the merchandise margin due to a decline in the level of merchandise sold at regular price.

As a general business practice, the Company reviews its inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear merchandise. Such markdowns may have a n adverse impact on earnings, depending upon the extent of the markdown and the amount of inventory affected.


Operating Expenses

Operating expenses as a percentage of net sales increased 0.3 percentage points in fiscal 2000 from 1999 and decreased 0.3 percentage points in fiscal 1999 from 1998.

In fiscal 2000, the increase was primarily attributable to the decrease in comparable store sales and higher payroll as a percentage of net sales, partially offset by lower advertising costs and lower bonus expense.

In fiscal 1999, the decrease resulted from lower administrative costs as a percentage of net sales.


Interest Expense

The increase in interest expense between fiscal 2000 and 1999 was primarily due to an increase in average borrowings, partially offset by additional interest capitalized.

The decrease in interest expense between fiscal 1999 and 1998 was primarily due to increased interest capitalized.


Interest Income

The decreases in interest income between fiscal 2000, 1999 and 1998 were due to decreases in cash available for investment.


GAP INC. ANNUAL REPORT 2000                                                   17

Income Taxes

The effective tax rate was 36.5, 36.9 and 37.5 percent in fiscal 2000, 1999 and 1998, respectively. The decrease in the effective tax rate resulted from the Company's implementation of global tax planning initiatives based on long-term business needs.


Liquidity and Capital Resources

The following sets forth certain measures of the Company's liquidity:

                                                 Fiscal Year 2000     Fiscal Year 1999   Fiscal Year 1998
------------------------------------------------------------------------------------------------------------
Cash provided by operating activities ($000)          $1,291,205            $1,477,928         $1,394,161
Working capital ($000)                                  (151,094)              444,911            318,721
Current ratio                                             0.95:1                1.25:1             1.21:1

For the fiscal year ended February 3, 2001, the decrease in cash flows provided by operating activities was primarily due to a decrease in net earnings exclusive of depreciation and amortization, a decrease in tax benefit from the exercise of stock options and vesting of restricted stock and an increase in merchandise inventory. The decrease in working capital and the current ratio was primarily due to an increase in current maturities of long-term debt and an increase in payables, partially offset by an increase in merchandise inventory.

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

The Company funds inventory expenditures during normal and peak periods through a combination of cash flows from operations as well as short-term and long-term financing arrangements. The Company's business follows a seasonal pattern, peaking over a total of about 13 weeks during the Back-to-School and Holiday periods. During fiscal 2000 and 1999, these periods accounted for 35 and 36 percent, respectively, of the Company's annual sales.

The Company has committed credit facilities totaling $1.35 billion, consisting of a $1.20 billion, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 27, 2005. These credit facilities provide for the issuance of up to $600 million in letters of credit and provide backup for the Company's $750 million commercial paper program. The Company has additional uncommitted credit facilities of $845 million for the issuance of letters of credit. At February 3, 2001, the Company had outstanding letters of credit and commercial paper of $1.06 billion and $41 million, respectively. The Company also had unused lines of credit of approximately $260 million at February 3, 2001.

To provide financial flexibility, the Company filed a shelf registration statement in January 1999 with the Securities and Exchange Commission for $500 million of debt securities. The net proceeds from any issuance are expected to be used for general corporate purposes, including expansion of stores, distribution centers and headquarters facilities, brand investment and development of additional distribution channels. In May 2000, the Company issued $250 million of debt securities under this shelf registration statement at a rate per annum, reset quarterly, equal to three-month LIBOR plus 0.125%, due November 15, 2001. The net proceeds were used for general corporate purposes, similar to those described above.

In February 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission for $250 million of debt securities. The net proceeds from any issuance are expected to be used for general corporate purposes, similar to those described above. No assurances can be given that the Company will issue the remaining $500 million of debt securities under these registration statements in the future.

In March 1 1999, the Company's Japanese subsidiary, Gap (Japan) KK, issued $50 million of debt securities, due March 1, 2009, with a fixed annual interest rate of 6.25 percent. The net proceeds were used for general corporate purposes similar to those described above. The cash flows relating to the bonds were swapped for the equivalent amounts in Japanese yen to minimize currency exposure.

In September 1999, the Company's Netherlands subsidiary, Gap International B.V., issued debt securities in the amount of 250 million Euro, approximately $262 million, with a fixed annual interest rate of 5.0 percent, due September 30, 2004. The net proceeds were used to support the Company's international expansion plans.

Quantitative and qualitative disclosures about market risk for the Company's long-term debt are presented on page 20.

Capital expenditures, net of construction allowances, totaled approximately $1.80 billion in fiscal 2000. The majority of these expenditures were used for expansion of the store base, headquarters and distribution facilities. These expenditures resulted in a net increase in store space of approximately 7.4 million square feet, or 31 percent, due to a net addition of 658 new stores, the expansion of 268 stores and the remodeling of certain stores. Capital expenditures for fiscal 1999 and 1998 were $1.19 billion and $797 million, respectively, resulting in a net increase in store space of 5.2 million square feet in fiscal 1999 and 3.4 million square feet in fiscal 1998.

For fiscal 2001, the Company expects capital expenditures to be in the range of $1.3 to $1.4 billion, net of construction allowances. This represents the addition of 550 to 630 new stores, the expansion of approximately 150 stores and the remodeling of certain stores, as well as amounts for headquarters facilities, distribution centers and equipment and information technology. The Company expects to fund such capital expenditures with cash flows from operations and other sources of financing.

Square footage growth is expected to be in the 17 to 20 percent range for fiscal 2001. Looking at the long-term growth domestically and abroad, the Company anticipates a growth rate more in the range of 15 percent per year for fiscal 2002 and 2003.

The Company's store growth plan for fiscal 2001 is as follows:

                                                             Fiscal 2001
                                             ---------------------------
                                             Store Growth  Sq. Ft. Range
------------------------------------------------------------------------
Gap Domestic                                      280-300         11-14%
Gap International                                 100-120         20-25%
Banana Republic                                     40-60         13-17%
Old Navy                                          130-160         23-27%
Total                                             550-630         17-20%

During fiscal 1998, the Company purchased land on which to construct additional headquarters facilities in San Francisco and San Bruno, California. The total project costs were approximately $240 million and $100 million, respectively. Construction commenced on the San Francisco facility during the third quarter of 1998 and is estimated to be completed by the third quarter of 2001. Construction commenced on the San Bruno facility during the first quarter of 1999 and was completed in November 2000.

The Company commenced construction on several distribution facilities in the second quarter and third quarter of fiscal 2000. The estimated total cost for these facilities is approximately $455 million. Approximately one-half of the expenditures was incurred during fiscal 2000. The facilities are expected to be opened by the fourth quarter of fiscal 2001.

The Company took possession of a distribution site and building in Ontario, Canada during the first quarter of fiscal 2000 to support initial international expansion plans for the Old Navy business. The Company remodeled the facility and it was opened during the first quarter of 2001. The total project cost was approximately $65 million.

During fiscal 2000, under the 67.5 million share repurchase program approved in October 1998, the Company acquired approximately 11 million shares for approximately $393 million, including 0.8 million shares acquired under put option contracts for approximately $26 million. During the fourth quarter of fiscal 2000, the Company discontinued repurchasing shares due to the lower cash flows generated by the business. The Company does not anticipate repurchasing stock in the near term and its policy has been and will remain that it uses excess cash flows to repurchase. The Company will continue the program when its cash flows support it.



GAP INC. ANNUAL REPORT 2000                                                   19

During fiscal 2000, the Company entered into various put option contracts in connection with the share repurchase program to hedge against stock price fluctuations. As of February 3, 2001, the Company had an outstanding put option contract to repurchase 400,000 shares of the Company's stock. The contract had an exercise price of $25.53 per share, with an expiration date of February 15, 2001 and it expired unexercised.

The Company operates in foreign countries, which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to hedge substantially all merchandise purchases for foreign operations as well as a portion of its Euro-denominated sales through the use of foreign exchange forward contracts to minimize this risk. Additional information on these contracts and agreements is presented in the Notes to Consolidated Financial Statements (Note E). Quantitative and qualitative disclosures about market risk for financial instruments are presented below.


New Accounting Pronouncements

Beginning with the fourth quarter of fiscal 2000, the Company adopted Emerging Issues Task Force (EITF) Issue 00-10, Accounting for Shipping and Handling Fees and Costs. The Company records all amounts billed to a customer in a sale transaction related to shipping and handling as Net Sales. Also, the Company classifies shipping costs and the cost of supplies used to package product for shipment to customers as Cost of Goods Sold and Occupancy Expenses. Prior to the adoption of this consensus, shipping and handling revenues and costs were classified as Operating Expenses. The Company did not reclassify prior period amounts as the amounts were insignificant.

EITF Issue 00-14, Accounting for Certain Sales Incentives, provides guidance on the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers. This consensus must be adopted no later than the second quarter of fiscal 2001. The Company does not expect this consensus to have a material impact on its consolidated financial statements as the Company currently accounts for most sales incentives in accordance with this guidance.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table on the right provides information about the Company's market sensitive financial instruments as of February 3, 2001 and January 29, 2000.

The Company operates in foreign countries which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to hedge substantially all merchandise purchases for foreign operations as well as a portion of its Euro-denominated sales through the use of foreign exchange forward contracts to minimize this risk. The Company also uses forward contracts to hedge its market risk exposure associated with foreign currency exchange rate fluctuations for certain loans denominated in currencies other than the functional currency of the entity holding or issuing the loan. These contracts are entered into with large reputable financial institutions, thereby minimizing the risk of credit loss. Further discussion of these contracts appears in the Notes to Consolidated Financial Statements (Note
E).

During fiscal 1997, the Company issued $500 million of unsecured notes, due September 15, 2007, with a fixed interest rate of 6.9 percent. The notes are recorded in the balance sheet at their issuance amount net of unamortized discount.

During fiscal 1999, the Company's Japanese subsidiary, Gap (Japan) KK, issued $50 million of debt securities due March 1, 2009, with a fixed interest rate of
6.25 percent payable in U.S. dollars. The Company swapped the cash flows payable under these debt securities to Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded in the balance sheet at their fair market value as of February 3, 2001.

During fiscal 1999, the Company's Netherlands subsidiary, Gap International B.V., issued debt securities in the amount of 250 million Euro, approximately $262 million at issuance, with a fixed interest rate of 5.0 percent, due September 30, 2004. The notes are recorded in the balance sheet at their issuance amount net of an unamortized discount and are translated into U.S. dollars at the period-end exchange rate.

During fiscal 2000, the Company issued $250 million of debt securities at a rate per annum, reset quarterly, equal to three-month LIBOR plus 0.125%, due November 15, 2001. The notes are recorded in the balance sheet at their issuance amount.

By entering into the fixed-rate borrowings, the Company avoids interest rate risk from variable rate fluctuations. A portion of the Company's fixed-rate borrowings used to finance foreign operations is denominated in foreign currencies. By borrowing and repaying the loans in local currencies, the Company avoids the risk associated with exchange rate fluctuations.

                                                                   Feb. 3, 2001                                    Jan. 29, 2000
-----------------------------------------------------------------------------------------------------------------------------------
                                   Average    Notional Amount of                   Average    Notional Amount of
                                  Contract     Forward Contracts     Unrealized   Contract     Forward Contracts      Unrealized
($000)                            Rate (a)       in U.S. Dollars  Gain/Loss (b)   Rate (a)       in U.S. Dollars   Gain/Loss (b)
-----------------------------------------------------------------------------------------------------------------------------------
Foreign exchange forward contracts (c)
Sell contracts:
 British pounds                       0.66            $  262,365     $    7,232       0.62              $133,432       $ (1,037)
 Canadian dollars                     1.49               261,106          1,328       1.47                91,151         (1,527)
 Euro                                 1.08                39,200           (550)        --                    --             --
 Japanese yen                       103.63               189,721         15,465     109.12                67,648         (2,745)
Buy contracts:
 Euro                                 1.06                23,316           (131)      0.95                59,654         (3,655)
Total foreign exchange
  forward contracts                                   $  775,708     $   23,344                         $351,885       $ (8,964)


                                                                Feb. 3, 2001                                   Jan. 29, 2000
------------------------------------------------------------------------------------------------------------------------------------
                                             Carrying Amount                                  Carrying Amount
($000)                                       in U.S. Dollars  Fair Value (d)                  in U.S. Dollars  Fair Value (d)
-----------------------------------------------------------------------------------------------------------------------------------
Notes payable, due 2001                           $  250,000     $  249,930                          $     --       $     --
Notes payable, due 2004                              234,002        218,510                           243,923        231,880
Notes payable, due 2007                              497,277        501,590                           496,866        478,393
Notes payable, due 2009                               48,967         48,967                            44,136         44,136
Total long-term debt,
  including current maturities                    $1,030,246     $1,018,997                          $784,925       $754,409

(a)  Currency per U. S. dollar.
(b) The unrealized gain/(loss) represents the effect of the changes in the forward rates compared to the average contract rates at February 3, 2001 and January 29, 2000. Approximately $22 million and $3 million of pre-tax unrealized gain was included in Accumulated Other Comprehensive Losses at February 3, 2001 and January 29, 2000, respectively. Approximately $1 million of pre-tax unrealized gain and $12 million of pre-tax unrealized loss was recognized in the consolidated statements of earnings for fiscal 2000 and 1999, respectively, fully offset by a corresponding valuation adjustment of the hedged items.
(c)  All contracts mature within one year.
(d) Based on the rates at which the Company could borrow funds with similar terms and remaining maturities at the dates presented.


GAP INC. ANNUAL REPORT 2000                                                   21

MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include certain amounts based on Management's best estimates and judgments.

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


INDEPENDENT AUDITORS' REPORT
To the Shareholders and Board of Directors of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

San Francisco, California
February 28, 2001

CONSOLIDATED STATEMENTS OF EARNINGS

($000 except share and                     53 Weeks Ended  Percentage    52 Weeks Ended  Percentage     52 Weeks Ended  Percentage
per share amounts)                           Feb. 3, 2001    to Sales     Jan. 29, 2000    to Sales      Jan. 30, 1999    to Sales
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                    $ 13,673,460      100.0%      $ 11,635,398      100.0%      $  9,054,462      100.0%
Costs and expenses
  Cost of goods sold and
    occupancy expenses                          8,599,442       62.9          6,775,262       58.2          5,318,218       58.7
  Operating expenses                            3,629,257       26.5          3,043,432       26.2          2,403,365       26.5
  Interest expense                                 74,891        0.5             44,966        0.4             46,143        0.5
  Interest income                                 (12,015)       0.0            (13,211)      (0.1)           (32,526)      (0.3)
Earnings before income taxes                    1,381,885       10.1          1,784,949       15.3          1,319,262       14.6
Income taxes                                      504,388        3.7            657,884        5.6            494,723        5.5
Net earnings                                 $    877,497        6.4%      $  1,127,065        9.7%      $    824,539        9.1%
Weighted-average number
  of shares-basic                             849,810,658                   853,804,924                   864,062,060
Weighted-average number
  of shares-diluted                           879,137,194                   895,029,176                   904,374,383
Earnings per share-basic                     $       1.03                  $       1.32                         $0.95
Earnings per share-diluted                           1.00                          1.26                          0.91

See Notes to Consolidated Financial Statements.

GAP INC. ANNUAL REPORT 2000                                                   23

CONSOLIDATED BALANCE SHEETS

($000 except share and par value)                          Feb. 3, 2001   Jan. 29, 2000
---------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------
Current Assets
Cash and equivalents                                        $   408,794     $   450,352
Merchandise inventory                                         1,904,153       1,462,045
Other current assets                                            335,103         285,393
Total current assets                                          2,648,050       2,197,790
Property and Equipment
Leasehold improvements                                        1,899,820       1,426,537
Furniture and equipment                                       2,826,863       2,083,604
Land and buildings                                              558,832         278,422
Construction-in-progress                                        615,722         414,725
                                                              5,901,237       4,203,288
Accumulated depreciation and amortization                    (1,893,552)     (1,487,973)
Property and equipment, net                                   4,007,685       2,715,315
Lease rights and other assets                                   357,173         275,651
Total assets                                                $ 7,012,908     $ 5,188,756

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable                                               $   779,904     $   168,961
Current maturities of long-term debt                            250,000              --
Accounts payable                                              1,067,207         805,945
Accrued expenses and other current liabilities                  684,209         751,710
Income taxes payable                                             17,824          26,263
Total current liabilities                                     2,799,144       1,752,879
Long-Term Liabilities
Long-term debt                                                  780,246         784,925
Deferred lease credits and other liabilities                    505,279         417,907
Total long-term liabilities                                   1,285,525       1,202,832
Shareholders' Equity
Common stock $.05 par value
Authorized 2,300,000,000 shares; issued 939,222,871 and
  1,007,356,790 shares; outstanding 853,996,984
  and 850,498,941 shares                                         46,961          50,368
Additional paid-in capital                                      294,967         669,490
Retained earnings                                             4,974,773       4,172,796
Accumulated other comprehensive losses                          (20,173)         (6,759)
Deferred compensation                                           (12,162)        (23,150)
Treasury stock, at cost                                      (2,356,127)     (2,629,700)
Total shareholders' equity                                    2,928,239       2,233,045
Total liabilities and shareholders' equity                  $ 7,012,908     $ 5,188,756

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        53 Weeks Ended   52 Weeks Ended    52 Weeks Ended
($000)                                                    Feb. 3, 2001    Jan. 29, 2000     Jan. 30, 1999
---------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
---------------------------------------------------------------------------------------------------------
Net earnings                                               $   877,497      $ 1,127,065       $  824,539
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
  Depreciation and amortization                                590,365          436,184          326,447
  Tax benefit from exercise of stock
   options and vesting of restricted stock                     130,882          211,891           79,808
 Deferred income taxes                                         (38,872)           2,444          (34,766)
Change in operating assets and liabilities:
 Merchandise inventory                                        (454,595)        (404,211)        (322,287)
 Prepaid expenses and other                                    (61,096)         (55,519)         (77,292)
 Accounts payable                                              249,545          118,121          265,296
 Accrued expenses                                              (48,046)          89,071          231,178
 Income taxes payable                                           (8,495)         (94,893)          38,805
 Deferred lease credits and
  other long-term liabilities                                   54,020           47,775           62,433
Net cash provided by operating activities                    1,291,205        1,477,928        1,394,161

Cash Flows from Investing Activities
Net purchase of property and equipment                      (1,858,662)      (1,238,722)        (797,592)
Acquisition of lease rights and other assets                   (16,252)         (39,839)         (28,815)
Net cash used for investing activities                      (1,874,914)      (1,278,561)        (826,407)

Cash Flows from Financing Activities
Net increase in notes payable                                  621,420           84,778            1,357
Net issuance of long-term debt                                 250,000          311,839                -
Issuance of common stock                                       152,105          114,142           56,411
Net purchase of treasury stock                                (392,558)        (745,056)        (899,139)
Cash dividends paid                                            (75,488)         (75,795)         (76,888)
Net cash provided by (used for) financing activities           555,479         (310,092)        (918,259)
Effect of exchange rate fluctuations on cash                   (13,328)          (4,176)           2,589
Net decrease in cash and equivalents                           (41,558)        (114,901)        (347,916)
Cash and equivalents at beginning of year                      450,352          565,253          913,169
Cash and equivalents at end of year                        $   408,794      $   450,352       $  565,253

See Notes to Consolidated Financial Statements.


GAP INC. ANNUAL REPORT 2000                                                   25

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                                        Accumulated
                                                                             Common Stock      Additional                     Other
                                                                            ---------------       Paid-in    Retained Comprehensive
($000 except per share and per share amounts)                               Shares   Amount       Capital    Earnings        Losses
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                            989,826,394  $49,491     $ 205,393  $2,392,750     $(15,230)

Issuance of common stock pursuant to stock option plans                  7,575,195      380        46,709
Net issuance of common stock pursuant to management
  incentive restricted stock plans                                          94,625        4         4,361
Tax benefit from exercise of stock options by employees
  and from vesting of restricted stock                                                             79,808
Adjustments for foreign currency translation ($1,893) and
  fluctuations in fair market value of financial instruments ($819)                                                          2,712
Amortization of restricted stock and discounted stock options
Purchase of treasury stock
Reissuance of treasury stock                                                                       12,766
Net earnings                                                                                                  824,539
Cash dividends ($.11 per share)                                                                               (95,929)

Balance at January 30, 1999                                            997,496,214  $49,875     $ 349,037  $3,121,360     $(12,518)

Issuance of common stock pursuant to stock option plans                  9,933,713      497        81,456
Net cancellations of common stock pursuant to management
  incentive restricted stock plans                                         (73,137)      (4)        2,583
Tax benefit from exercise of stock options by employees
  and from vesting of restricted stock                                                            211,891
Adjustments for foreign currency translation ($3,305) and
  fluctuations in fair market value of financial instruments ($2,454)                                                        5,759
Amortization of restricted stock and discounted stock options                                          72
Purchase of treasury stock                                                                          4,276
Reissuance of treasury stock                                                                       20,175
Net earnings                                                                                                1,127,065
Cash dividends ($.09 per share)                                                                               (75,629)

Balance at January 29, 2000                                          1,007,356,790  $50,368     $ 669,490  $4,172,796     $ (6,759)

Issuance of common stock pursuant to stock option plans                 13,078,981      654       115,167
Net cancellations of common stock pursuant to management
  incentive restricted stock plans                                        (185,563)     (10)         (364)
Tax benefit from exercise of stock options by employees
  and from vesting of restricted stock                                                            130,882
Adjustments for foreign currency translation                                                                               (24,286)
Adjustments for fluctuations in fair market value
  of financial instruments, net of tax of $8,131                                                                            10,872
Amortization of restricted stock and discounted stock options                                          45
Purchase of treasury stock                                                                          1,873
Reissuance of treasury stock                                                                       15,458
Retirement of treasury stock                                           (81,027,337)  (4,051)     (637,584)
Net earnings                                                                                                  877,497
Cash dividends ($.09 per share)                                                                               (75,520)

Balance at February 3, 2001                                            939,222,871  $46,961     $ 294,967  $4,974,773     $(20,173)

See Notes to Consolidated Financial Statements.



                                                                                            Treasury Stock                 Compre-
                                                                        Deferred         -------------------               hensive
($000 except per share and per share amounts)                       Compensation         Shares       Amount      Total   Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                            $(38,167)  (105,277,081) $(1,010,251) $1,583,986

Issuance of common stock pursuant to stock option plans                 (10,351)                                 36,738
Net issuance of common stock pursuant to management
  incentive restricted stock plans                                       (3,873)                                    492
Tax benefit from exercise of stock options by employees
  and from vesting of restricted stock                                                                           79,808
Adjustments for foreign currency translation ($1,893) and
  fluctuations in fair market value of financial instruments ($819)                                               2,712 $    2,712
Amortization of restricted stock and discounted stock options            20,716                                  20,716
Purchase of treasury stock                                                         (35,714,475)    (910,387)   (910,387)
Reissuance of treasury stock                                                         1,455,374       18,238      31,004
Net earnings                                                                                                    824,539    824,539
Cash dividends ($.11 per share)                                                                                 (95,929)

Balance at January 30, 1999                                            $(31,675)  (139,536,182) $(1,902,400) $1,573,679 $  827,251

Issuance of common stock pursuant to stock option plans                  (9,186)                                 72,767
Net cancellations of common stock pursuant to management
  incentive restricted stock plans                                       (3,411)                                   (832)
Tax benefit from exercise of stock options by employees
  and from vesting of restricted stock                                                                          211,891
Adjustments for foreign currency translation ($3,305) and
  fluctuations in fair market value of financial instruments ($2,454)                                             5,759      5,759
Amortization of restricted stock and discounted stock options            21,122                                  21,194
Purchase of treasury stock                                                         (18,500,000)    (745,056)   (740,780)
Reissuance of treasury stock                                                         1,178,333       17,756      37,931
Net earnings                                                                                                  1,127,065  1,127,065
Cash dividends ($.09 per share)                                                                                 (75,629)

Balance at January 29, 2000                                            $(23,150)  (156,857,849) $(2,629,700) $2,233,045 $1,132,824

Issuance of common stock pursuant to stock option plans                  (4,249)                                111,572
Net cancellations of common stock pursuant to management
  incentive restricted stock plans                                         (919)                                 (1,293)
Tax benefit from exercise of stock options by employees
  and from vesting of restricted stock                                                                          130,882
Adjustments for foreign currency translation                                                                    (24,286)   (24,286)
Adjustments for fluctuations in fair market value
  of financial instruments, net of tax of $8,131                                                                 10,872     10,872
Amortization of restricted stock and discounted stock options            16,156                                  16,201
Purchase of treasury stock                                                         (11,020,038)    (392,558)   (390,685)
Reissuance of treasury stock                                                         1,624,663       24,496      39,954
Retirement of treasury stock                                                        81,027,337      641,635          --
Net earnings                                                                                                    877,497    877,497
Cash dividends ($.09 per share)                                                                                 (75,520)

Balance at February 3, 2001                                            $(12,162)   (85,225,887) $(2,356,127) $2,928,239 $  864,083

See Notes to Consolidated Financial Statements.


Annual Report 2000                                                            27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the 53 Weeks Ended February 3, 2001 (Fiscal 2000), 52 Weeks Ended January 29, 2000 (Fiscal 1999) and January 30, 1999 (Fiscal 1998)



NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization

Gap Inc. (the "Company") is a global specialty retailer selling casual apparel, personal care and other accessories for men, women and children under a variety of brand names including Gap, Banana Republic and Old Navy. Its principal markets consist of the United States, Canada, Europe and Japan with the United States being the most significant. The Company sells its products through traditional retail stores, a catalog and online.


Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated.

Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in Accumulated Other Comprehensive Losses in shareholders' equity.


Fiscal Year

The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal years 2000, 1999 and 1998 consisted of 53, 52 and 52 weeks, respectively.


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


Cash and Equivalents

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.


Merchandise Inventory

Merchandise inventory is stated at the lower of FIFO (first-in, first-out) cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Leasehold improvements for offices        Life of the lease

Leasehold improvements for stores         Life of the lease, not to exceed 12 years

Furniture and equipment                   Up to 10 years

Buildings                                 39 years

Interest costs related to assets under construction are capitalized during the construction period. Interest of $41 million, $25 million and $11 million was capitalized in fiscal 2000, 1999 and 1998, respectively.


Lease Rights

Temporary lease rights are recorded at cost and are amortized over the estimated useful lives of the respective leases, not to exceed 20 years.


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


Advertising

Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising event takes place. Direct response costs of catalogs are capitalized and amortized over the expected lives of the related catalogs, not to exceed six months. Advertising costs were $487 million, $504 million and $399 million in fiscal 2000, 1999 and 1998, respectively.


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



GAP INC. ANNUAL REPORT 2000                                                   29

Segments

The Company's brands have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the Company's three brands. Revenues of international retail operations represent 12.2 percent, 11.3 percent and 10.1 percent of the Company's revenues for fiscal 2000, 1999 and 1998, respectively. Long-term assets of international operations, including retail and sourcing, represent 14.5 percent and 13.8 percent of the Company's long-term assets for fiscal 2000 and 1999, respectively.


Derivatives

The Company records the fair value of derivatives designated as fair-value and cash-flow hedges on the balance sheet. The Company also records the fair value of the hedged firm commitments on the balance sheet.


Accounting Pronouncements

Beginning with the fourth quarter of fiscal 2000, the Company adopted Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The Company records all amounts billed to a customer in a sale transaction related to shipping and handling as Net Sales. Also, the Company classifies shipping costs and the cost of supplies used to package product for shipment to customers as Cost of Goods Sold and Occupancy Expenses. Prior to the adoption of this consensus, shipping and handling revenues and costs were classified as Operating Expenses. The Company did not reclassify prior period amounts as the amounts were insignificant.

In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company adopted SAB 101 in fiscal 1999. SAB 101 did not have a material impact on the Company's consolidated financial statements.


Treasury Share Retirement

During fiscal 2000, the Company retired approximately 81 million treasury shares with a cost basis of approximately $642 million. This retirement did not affect results of operations.


Reclassifications

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform with the 2000 presentation.

NOTE B: DEBT AND OTHER CREDIT ARRANGEMENTS

The Company has committed credit facilities totaling $1.35 billion, consisting of a $1.20 billion, 364-day revolving credit facility, and a $150 million, 5-year revolving credit facility through June 27, 2005. These credit facilities provide for the issuance of up to $600 million in letters of credit and provide backup for the Company's $750 million commercial paper program. The Company has additional uncommitted credit facilities of $845 million for the issuance of letters of credit. At February 3, 2001, the Company had outstanding letters of credit and commercial paper of $1.06 billion and $41 million, respectively. The Company also had unused lines of credit of approximately $260 million at February 3, 2001.

Borrowings under the Company's credit agreements are subject to the Company not exceeding a certain debt ratio.

During fiscal 1999, the Company's Japanese subsidiary, Gap (Japan) KK, issued $50 million of 10-year debt securities, due March 1, 2009, with a fixed annual interest rate of 6.25 percent payable in U.S. dollars. Interest on the notes is payable semi-annually. The Company swapped the cash flows payable under these debt securities to Japanese yen with a fixed annual interest rate of 2.43 percent to minimize foreign currency exposure. The gain or loss on the swaps net of the exchange gain or loss on the underlying debt was recognized in Operating Expenses. The net losses were $503,000 and $483,000 in fiscal 2000 and 1999, respectively. The fair value of the notes at February 3, 2001 was approximately $49 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their fair value.

During fiscal 1999, the Company's Netherlands subsidiary, Gap International B.V., issued debt securities in the amount of 250 million Euro, approximately $262 million at issuance, with a fixed annual interest rate of 5.0 percent, due September 30, 2004. Interest on the notes is payable annually. The fair value of the notes at February 3, 2001 was approximately $219 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their issuance amount net of an unamortized discount and are translated into U.S. dollars at the period-end exchange rate.

To provide financial flexibility, the Company filed a shelf registration statement in January 1999 with the Securities and Exchange Commission for $500 million of debt securities. The net proceeds from any issuance are expected to be used for general corporate purposes, including expansion of stores, distribution centers and headquarters facilities, brand investment and development of additional distribution channels. In May 2000, the Company issued $250 million of debt securities under this shelf registration statement at a rate per annum, reset quarterly, equal to three-month LIBOR plus 0.125%, due November 15, 2001. The interest rate at February 3, 2001 was 6.88 percent. Interest on the notes is payable semi-annually. The fair value of the notes at February 3, 2001 was approximately $250 million, based on the current rates at which the Company could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their issuance amount.

In February 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission for $250 million of debt securities. The net proceeds from any issuance are expected to be used for general corporate purposes, similar to those described above. No assurances can be given that the Company will issue the remaining $500 million of debt securities under these registration statements in the future.

Gross interest payments were approximately $104 million, $54 million and $47 million in fiscal 2000, 1999 and 1998, respectively.

A summary of the Company's long-term debts is as follows:


                                                             Carrying Amount in U.S. Dollars
--------------------------------------------------------------------------------------------
($000)                                                           Feb. 3, 2001  Jan. 29, 2000
--------------------------------------------------------------------------------------------
Notes payable, variable, interest due semi-annually, due 2001      $  250,000       $     --
Notes payable, 5.0%, interest due annually, due 2004                  234,002        243,923
Notes payable, 6.9%, interest due semi-annually, due 2007             497,277        496,866
Notes payable, 6.25%, interest due semi-annually, due 2009             48,967         44,136
Total long-term debt, including current maturities                 $1,030,246       $784,925


GAP INC. ANNUAL REPORT 2000                                                   31

NOTE C: INCOME TAXES

Income taxes consisted of the following:


                     53 Weeks Ended   52 Weeks Ended   52 Weeks Ended
($000)                 Feb. 3, 2001    Jan. 29, 2000    Jan. 30, 1999
-----------------------------------------------------------------------
Current
Federal                    $442,264         $549,107         $438,110
State                        47,814           62,357           55,716
Foreign                      53,182           43,976           35,663
Total current               543,260          655,440          529,489
Deferred
Federal                     (30,005)          (3,815)         (29,163)
State and foreign            (8,867)           6,259           (5,603)
Total deferred              (38,872)           2,444          (34,766)
Total provision            $504,388         $657,884         $494,723

The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 2000, 1999 and 1998 was approximately $334 million, $226 million and $191 million, respectively. No provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. Accumulated undistributed earnings of foreign subsidiaries were approximately $447 million at February 3, 2001.

The difference between the effective income tax rate and the U.S. federal income tax rate is summarized as follows:

                                             53 Weeks Ended   52 Weeks Ended   52 Weeks Ended
                                               Feb. 3, 2001    Jan. 29, 2000    Jan. 30, 1999
----------------------------------------------------------------------------------------------
Federal tax rate                                      35.0%            35.0%            35.0%
State income taxes, less federal benefit               1.8              2.5              2.5
Other                                                 (0.3)            (0.6)             0.0
Effective Tax Rate                                    36.5%            36.9%            37.5%

Deferred tax assets (liabilities) consisted of the following:

($000)                                       Feb. 3, 2001  Jan. 29, 2000
------------------------------------------------------------------------
Compensation and benefits accruals               $ 47,930       $ 26,377
Scheduled rent                                     61,741         50,164
Inventory caplitalization                          52,880         39,485
Nondeductible accruals                             20,678         24,126
Other                                              48,510         44,501
Gross deferred tax assets                         231,739        184,653
Depreciation                                      (25,281)       (23,054)
Fair value of financial instruments included in
  Accumulated Other Comprehensive Losses           (8,131)             -
Other                                              (8,711)        (2,724)
Gross deferred tax liabilities                    (42,123)       (25,778)
Net deferred tax assets                          $189,616       $158,875

Net deferred tax assets at February 3, 2001 and January 29, 2000 are included in Other Current Assets (approximately $76 million and $82 million, respectively), and Lease Rights and Other Assets (approximately $113 million and $77 million, respectively)in the Consolidated Balance Sheets. Income tax payments were approximately $427 million, $537 million and $411 million in fiscal 2000, 1999 and 1998, respectively.

NOTE D: LEASES

The Company leases most of its store premises and headquarters facilities and some of its distribution centers. These leases expire at various dates through 2025.

The aggregate minimum non-cancelable annual lease payments under leases in effect on February 3, 2001 are as follows:

Fiscal Year                                                       ($000)
--------------------------------------------------------------------------
2001                                                            $  774,560
2002                                                               749,281
2003                                                               696,541
2004                                                               635,092
2005                                                               529,749
Thereafter                                                       2,072,630
Total minimum lease commitment                                  $5,457,853

Some of the leases contain renewal options for periods ranging up to 30 years. Many leases also provide for payment of operating expenses, real estate taxes and additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations, other than radius clauses.

Many leases entered into by the Company include options that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.

For leases that contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At February 3, 2001 and January 29, 2000, this liability amounted to approximately $180 million and $170 million, respectively.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in Deferred Lease Credits and Other Liabilities. At February 3, 2001 and January 29, 2000, the long-term deferred credit was approximately $250 million and $169 million, respectively.

Rental expense for all operating leases was as follows:

                   53 Weeks Ended        52 Weeks Ended  52 Weeks Ended
($000)               Feb. 3, 2001         Jan. 29, 2000   Jan. 30, 1999
--------------------------------------------------------------------------
Minimum rentals          $705,760              $561,994        $471,628
Contingent rentals        135,406               114,484          75,601
Total                    $841,166              $676,478        $547,229


GAP INC. ANNUAL REPORT 2000                                                   33

NOTE E: FINANCIAL INSTRUMENTS

Derivative Financial Instruments

The Company operates in foreign countries which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to hedge substantially all merchandise purchases for foreign operations as well as a portion of its Euro-denominated sales through the use of foreign exchange forward contracts to minimize this risk. Forward contracts used to hedge forecasted merchandise purchases and forecasted Euro-denominated sales are designated as cash-flow hedges. Forward contracts used to hedge merchandise purchases based on firm commitments are designated as fair-value hedges. At February 3, 2001, the Company had contracts maturing at various dates through March 2002 to buy and sell the equivalent of approximately $776 million in foreign currencies (Buy contracts: approximately 25 million Euro; Sell contracts: approximately 174 million British pounds, 388 million Canadian dollars, 42 million Euro and 19.7 billion Japanese yen) at the contracted rates.

Changes in the fair value of forward contracts designated as fair-value hedges, along with the offsetting changes in fair value of the related firm commitments to purchase foreign merchandise, are recorded in Costs of Goods Sold and Occupancy Expenses in the current period. Changes in the fair value of forward contracts designated as cash-flow hedges are recorded as a component of comprehensive earnings, and are recognized in Costs of Goods Sold and Occupancy Expenses in the period in which the hedged merchandise inventory is sold, or in Net Sales when the forecasted sales take place. Approximately $14 million included in Accumulated Other Comprehensive Losses at February 3, 2001 will be recognized in Costs of Goods Sold and Occupancy Expenses or Net Sales over the next 12 months. The critical terms of the forward contracts and the respective firm commitments and forecasted foreign purchase and sales transactions are essentially the same. As a result, there were no amounts reflected in fiscal 2000 earnings resulting from hedge ineffectiveness.

The Company also uses for ward contracts to hedge its market risk exposure associated with foreign currency exchange rate fluctuations for certain loans denominated in currencies other than the functional currency of the entity holding or issuing the loan. Gains and losses on the currency forward contracts as well as on the underlying loans are recognized in Operating Expenses in the same period and generally offset.

NOTE F: EMPLOYEE BENEFIT AND INCENTIVE STOCK COMPENSATION PLANS

Retirement Plans

The Company has a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, the Company matches all or a portion of employees' contributions under a predetermined formula. The Company's contributions vest immediately. Company contributions to the retirement plan in fiscal 2000, 1999 and 1998 were approximately $18 million, $16 million and $14 million, respectively.

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


Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "1996 Plan") was established on March 26, 1996. The Board authorized 93,341,342 shares for issuance under the 1996 Plan, which includes shares available under the Management Incentive Restricted Stock Plan ("MIRSP") and an earlier stock option plan established in 1981, both of which were superseded by the 1996 Plan. The 1996 Plan empowers the Compensation and Stock Option Committee of the Board of Directors (the "Committee") to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. The 1999 Stock Option Plan (the "1999 Plan") was established on March 29, 1999. The Board authorized 22,500,000 shares for issuance under the 1999 Plan. The 1999 Plan empowers the Committee to award nonqualified stock options to non-officers. Stock options generally expire 10 years from the grant date or one year after the date of retirement, if earlier. Stock options generally vest over a three-year period, with shares becoming exercisable in full on the third anniversary of the grant date or over a four-year period, with shares becoming exercisable in equal annual installments of 25%. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than the fair market value at the date of grant or at other prices as determined by the Committee. Total compensation cost for those stock options issued at less than fair market value and for the restricted shares issued was approximately $10 million, $19 million and $21 million in fiscal 2000, 1999 and 1998, respectively.

In 1998, the Company established a stock option plan for non-officers, called Stock Up On Success, under which eligible employees may receive nonqualified stock options. The Board of Directors authorized 6,000,000 shares for issuance under Stock Up On Success. Stock options under the plan must be issued at not less than fair market value. During fiscal 2000, options to purchase approximately 1,159,000 shares were granted to approximately 23,000 employees under the plan. These stock options generally have a vesting period of one-and-a-half years and expire 10 years after the grant date.



GAP INC. ANNUAL REPORT 2000                                                   35

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which eligible United States employees may purchase common stock of the Company at 85 percent of the lower of the closing price of the Company's common stock on the first or last day of the six-month purchase period on the New York Stock Exchange. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 1,624,663, 1,178,333 and 1,440,615 shares issued under the plan during fiscal 2000, 1999 and 1998, respectively. All shares were acquired from reissued treasury stock. At February 3, 2001, there were 5,153,691 shares reserved for future subscriptions.

During fiscal 2000, the Company established an Employee Stock Purchase Plan for employees in the United Kingdom. Under the plan, all eligible employees may purchase common stock of the Company at the lower of the closing price of the Company's common stock on the first or last day of the six-month purchase period on the New York Stock Exchange. The Company will provide a share match for every seven shares purchased. Employees pay for their stock purchases through payroll deductions from (British Pounds)10 to (British Pounds)125 per month, not to exceed the lesser of either (British Pounds)750 per each six-month purchase period or 10 percent of gross annual base salary per tax year. At February 3, 2001, (British Pound)1 was equivalent to $1.45. All shares will be acquired from reissued treasury stock. The first purchase will take place during the first quarter of fiscal 2001. At February 3, 2001, there were 1,000,000 shares reserved for future subscriptions.


NOTE G: SHAREHOLDERS'EQUITY AND STOCK OPTIONS

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

During fiscal 2000, under the 67.5 million share repurchase program approved in October 1998, the Company acquired approximately 11 million shares for approximately $393 million, including 0.8 million shares acquired under put option contracts for approximately $26 million. During the fourth quarter of fiscal 2000, the Company discontinued repurchasing shares due to the lower cash flows generated by the business. The Company does not anticipate repurchasing stock in the near term and its policy has been and will remain that it uses excess cash flows to repurchase. The Company will continue the program when its cash flows support it.

As of February 3, 2001, the Company had an outstanding put option contract to repurchase 400,000 shares of the Company's stock. The contract had an exercise price of $25.53 per share, with an expiration date of February 15, 2001 and it expired unexercised.

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

Stock option activity for all employee benefit plans was as follows:

                                                           Weighted-Average
                                                 Shares      Exercise Price
---------------------------------------------------------------------------
Balance at January 31, 1998                    79,253,053            $ 7.54
Granted                                        26,445,033             21.45
Exercised                                      (7,603,242)             4.95
Canceled                                       (2,836,809)            11.94
Balance at January 30, 1999                    97,258,035            $11.69
Granted                                        11,780,067             42.15
Exercised                                      (9,942,133)             7.50
Canceled                                       (6,582,343)            17.30
Balance at January 29, 2000                    92,513,626            $15.61
Granted                                        28,593,295             33.66
Exercised                                     (13,090,888)             8.82
Canceled                                      (10,939,938)            20.44
Balance at February 3, 2001                    97,076,095            $21.29

Outstanding options at February 3, 2001 have expiration dates ranging from April 2001 to January 2011.

At February 3, 2001, the Company reserved 133,449,837 shares of its common stock, including 972,502 treasury shares, for the exercise of stock options. There were 35,810,440, 53,480,298 and 36,214,437 shares available for granting of options at February 3, 2001, January 29, 2000 and January 30, 1999, respectively. Options for 27,675,466, 15,682,738 and 10,913,039 shares were exercisable as of February 3, 2001, January 29, 2000 and January 30, 1999, respectively, and had a weighted-average exercise price of $9.59, $7.76 and $5.51 for those respective periods.

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

                       53 Weeks Ended      52 Weeks Ended   52 Weeks Ended
                         Feb. 3, 2001       Jan. 29, 2000    Jan. 30, 1999
-------------------------------------------------------------------------------
Net earnings ($000)
-------------------------------------------------------------------------------
As reported                  $877,497          $1,127,065         $824,539
Pro forma                     759,597           1,031,144          748,907
-------------------------------------------------------------------------------
Earnings per share
-------------------------------------------------------------------------------
As reported-basic            $   1.03          $     1.32         $   0.95
Pro forma-basic                  0.89                1.21             0.87
As reported-diluted              1.00                1.26             0.91
Pro forma-diluted                0.86                1.15             0.83


GAP INC. ANNUAL REPORT 2000                                                   37

The weighted-average fair value of the stock options granted during fiscal
2000, 1999 and 1998 was $11.42, $16.77 and $7.50, respectively. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2000: dividend yield of 0.3 percent; expected price volatility of between 39 percent and 43 percent; risk-free interest rates ranging from 4.1 percent to 5.2 percent and expected lives between 3.3 and 8.4 years. The fair value of stock options granted in 1999 was based on the following weighted-average assumptions: dividend yield of 0.2 percent; expected price volatility of 35 percent; risk-free interest rates ranging from 5.4 percent to 6.7 percent and expected lives between 3.9 and 6.2 years. The fair value of stock options granted in 1998 was based on the following weighted-average assumptions: dividend yield of 0.4 percent; expected price volatility of 32 percent; risk-free interest rates ranging from 5.3 percent to 5.7 percent and expected lives between 3.9 and 6.1 years.

The following table summarizes information about stock options outstanding at February 3, 2001:

                                                                   Options Outstanding                    Options Exercisable
                          ---------------------------------------------------------------------------------------------------
                                    Number        Weighted-Average                                Number
                            Outstanding at   Remaining Contractual    Weighted-Average    Exercisable at     Weighted-Average
Range of Exercise Prices      Feb. 3, 2001         Life (in years)      Exercise Price      Feb. 3, 2001       Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
$ 4.17 to $ 9.28                29,064,644                    4.10              $ 6.81        18,602,711               $ 7.16
  9.30 to  20.21                24,453,330                    6.56               16.29         7,975,217                11.40
 20.39 to  38.91                25,346,670                    8.86               25.45           293,283                26.34
 38.94 to  59.23                18,211,451                    8.74               45.33           804,255                41.59
$ 4.17 to $59.23                97,076,095                    6.83              $21.29        27,675,466               $ 9.59

NOTE H: EARNINGS PER SHARE

Basic earnings per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share includes the additional dilutive effect of the Company's potentially dilutive securities, which includes certain stock options and unvested shares of restricted stock. The following summarizes the incremental shares from these potentially dilutive securities, calculated using the treasury stock method, as included in the calculation of diluted weighted-average shares.

                                           53 Weeks Ended    52 Weeks Ended     52 Weeks Ended
                                             Feb. 3, 2001     Jan. 29, 2000      Jan. 30, 1999
----------------------------------------------------------------------------------------------
Weighted-average number of shares-basic       849,810,658       853,804,924        864,062,060
Incremental shares resulting from:
  Stock options                                28,811,344        39,781,579         35,340,667
  Restricted stock                                515,192         1,442,673          4,971,656
Weighted-average number of shares-diluted     879,137,194       895,029,176        904,374,383

Excluded from the above computations of weighted-average shares for diluted earnings per share were options to purchase 20,154,144, 7,089,268 and 27,263 shares of common stock for fiscal 2000, 1999 and 1998, respectively. Additionally, a put option to repurchase 400,000 shares for fiscal 2000 was excluded from the above computations. Issuance or repurchase of these securities would have resulted in an antidilutive effect on earnings per share.


NOTE I: RELATED PARTY TRANSACTIONS

The Company has an annual agreement with Fisher Development, Inc. (FDI), a company wholly owned by the brother of the Company's chairman and his immediate family, setting forth the terms under which FDI may act as one of the Company's general contractors in connection with the Company's construction activities. FDI acted as general contractor for 675,547 and 340 new stores' leasehold improvements and fixtures during fiscal 2000, 1999 and 1998, respectively. In the same respective years, FDI supervised construction of 262,123 and 135 expansions, remodels and relocations as well as headquarters facilities. Total cost of construction was approximately $741 million, $485 million and $342 million, including profit and overhead costs of approximately $59 million, $47 million and $29 million, for fiscal 2000, 1999 and 1998, respectively. At February 3, 2001 and January 29, 2000, amounts due to FDI were approximately $62 million and $26 million, respectively. The terms and conditions of the agreement with FDI are reviewed annually by the Audit and Finance Committee of the Board of Directors.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Fiscal 2000
                                        13 Weeks Ended   13 Weeks Ended  13 Weeks Ended  14 Weeks Ended   53 Weeks Ended
($000 except per share amounts)          Apr. 29, 2000    Jul. 29, 2000   Oct. 28, 2000    Feb. 3, 2001     Feb. 3, 2001
------------------------------------------------------------------------------------------------------------------------
Net sales                                   $2,731,990       $2,947,714      $3,414,668     $ 4,579,088     $13,673,460
Gross profit                                 1,130,085        1,110,650       1,257,207       1,576,076       5,074,018
Net earnings                                   235,476          183,920         186,348         271,753         877,497
Earnings per share-basic                          0.28             0.22            0.22            0.32            1.03
Earnings per share-diluted                        0.27             0.21            0.21            0.31            1.00


Fiscal 1999
                                        13 Weeks Ended   13 Weeks Ended  13 Weeks Ended  13 Weeks Ended   52 Weeks Ended
($000 except per share amounts)            May 1, 1999    Jul. 31, 1999   Oct. 30, 1999   Jan. 29, 2000    Jan. 29, 2000
------------------------------------------------------------------------------------------------------------------------
Net sales                                   $2,277,734       $2,453,339      $3,045,386     $ 3,858,939      $11,635,398
Gross profit                                   943,579        1,009,794       1,304,288       1,602,475        4,860,136
Net earnings                                   202,370          195,829         315,017         413,849        1,127,065
Earnings per share-basic                          0.24             0.23            0.37            0.49             1.32
Earnings per share-diluted                        0.22             0.22            0.35            0.47             1.26


Per Share Data
                                                                     Market Prices          Cash Dividends Paid
                                 -------------------------------------------------   --------------------------
Fiscal                                              2000                      1999           2000          1999
---------------------------------------------------------------------------------------------------------------
                                   High              Low         High          Low
---------------------------------------------------------------------------------------------------------------
1st Quarter                      $53.75           $35.00       $51.56       $39.81        $0.0222       $0.0222
2nd Quarter                       39.81            28.00        52.69        39.38         0.0222        0.0222
3rd Quarter                       38.00            18.50        47.94        30.81         0.0222        0.0222
4th Quarter                       34.00            21.50        49.31        32.41         0.0222        0.0222
Year                                                                                      $0.0888       $0.0888

The principal markets on which the Company's stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of the Company's stock as of March 13, 2001 was 10,086.


GAP INC. ANNUAL REPORT 2000                                                   39