Form 10-K, Exhibit 13
period 2002-02-02
GAP INC
filed 2002-04-02
CIK 39911

                                                                      Exhibit 13

10-YEAR SELECTED FINANCIAL DATA

                                                     Compound Annual Growth Rate                            Fiscal Year (in weeks)
--------------------------------------------------------------------------------     ---------------------------------------------
                                                     3-year     5-year   10-year          2001 (52)     2000 (53)       1999 (52)
Operating Results ($ in thousands)
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                              15%          21%       19%    $  13,847,873   $  13,673,460   $  11,635,398
Cost of goods sold and occupancy expenses,
excluding depreciation and amortization                --           --        --         8,905,064       8,025,374       6,360,704
Percentage of net sales                                --           --        --              64.3%           58.7%           54.7%
Depreciation and amortization (a)                      --           --        --     $     799,325   $     574,068   $     414,558
Operating expenses                                     --           --        --         3,805,968       3,629,257       3,043,432
Net interest expense                                   --           --        --            95,875          62,876          31,755
Earnings before income taxes                          (43)         (20)       (4)          241,641       1,381,885       1,784,949
Percentage of net sales                                --           --        --               1.7%           10.1%           15.3%
Income taxes                                           --           --        --     $     249,405   $     504,388   $     657,884
Net earnings (loss)                                    --           --        --            (7,764)        877,497       1,127,065
Percentage of net sales                                --           --        --              (0.1%)           6.4%            9.7%
Cash dividends paid                                    --           --        --     $      76,373   $      75,488   $      75,795
Net purchase of property and
equipment, including lease rights                      --           --        --           949,288       1,881,127       1,268,811
----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) -- basic                           --           --        --     $       (0.01)  $        1.03   $        1.32
Net earnings (loss) -- diluted                         --           --        --             (0.01)           1.00            1.26
Cash dividends paid (b)                                --           --        --              0.09            0.09            0.09
Shareholders' equity (book value)                      --           --        --              3.48            3.43            2.63
----------------------------------------------------------------------------------------------------------------------------------
Financial Position ($ in thousands)
----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                            30%          30%       22%    $   4,161,290   $   4,007,685   $   2,715,315
Merchandise inventory                                  17           24        18         1,677,116       1,904,153       1,462,045
Total assets                                           24           24        21         7,591,326       7,012,908       5,188,756
Working capital                                        --           --        --           988,317        (151,094)        444,911
Current ratio                                          --           --        --            1.48:1          0.95:1          1.25:1
Total long-term debt, less current installments        --           --        --     $   1,961,397   $     780,246   $     784,925
Ratio of long-term debt to shareholders' equity (c)    --           --        --            0.65:1          0.35:1          0.35:1
Shareholders' equity                                   --           --        --     $   3,009,581   $   2,928,239   $   2,233,045
Return on average assets                               --           --        --              (0.1%)          14.4%           24.6%
Return on average shareholders' equity                 --           --        --              (0.3%)          34.0%           59.2%
----------------------------------------------------------------------------------------------------------------------------------
Statistics
----------------------------------------------------------------------------------------------------------------------------------
Number of store concepts opened (d)                    18%          24%       15%              587             731             570
Number of store concepts expanded (d)                  --           --        --               311             268             129
Number of store concepts closed (d)                    --           --        --                92              73              18
Number of store concepts open at year-end (d)          19           18        13             4,171           3,676           3,018
Net increase in number of store concepts (d)           --           --        --                13%             22%             22%
Comparable store sales increase (decrease)
percentage (52-week basis)                             --           --        --               (13%)            (5%)             7%
Sales per square foot (52-week basis) (e)              --           --        --     $         394   $         482   $         548
Square footage of gross store space at year-end        25           24        20        36,333,400      31,373,400      23,978,100
Percentage increase in square feet                     --           --        --                16%             31%             28%
Number of employees at year-end                        14           20        18           165,000         166,000         140,000
Weighted-average number of shares -- basic             --           --        --       860,255,419     849,810,658     853,804,924
Weighted-average number of shares -- diluted           --           --        --       860,255,419     879,137,194     895,029,176
Number of shares outstanding at year-end,
net of treasury stock                                  --           --        --       865,726,890     853,996,984     850,498,941

(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b) Excludes a dividend of $.0222 per share declared in January 2002 but paid in the first quarter of fiscal 2002.
(c) Long-term debt includes current installments.
(d) Since the beginning of fiscal 2000, Gap brand stores have been reported based on concepts. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location. The number of stores by location at the end of fiscal 2001 and 2000 was 3,097 and 2,848, respectively.
(e) Based on weighted-average gross square footage.

GAP INC. ANNUAL REPORT 2001                                                   14

------------------------------------------------------------------------------------------------------------------------------------
Operating Results ($ in thousands)                                1998 (52)        1997 (52)         1996 (52)         1995 (53)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $   9,054,462    $   6,507,825     $   5,284,381     $   4,395,253
Cost of goods sold and occupancy expenses,
excluding depreciation and amortization                           5,013,473        3,775,957         3,093,709         2,645,736
Percentage of net sales                                                55.4%            58.0%             58.5%             60.2%
Depreciation and amortization (a)                             $     304,745    $     245,584     $     191,457     $     175,719
Operating expenses                                                2,403,365        1,635,017         1,270,138         1,004,396
Net interest expense                                                 13,617           (2,975)          (19,450)          (15,797)
Earnings before income taxes                                      1,319,262          854,242           748,527           585,199
Percentage of net sales                                                14.6%            13.1%             14.2%             13.3%
Income taxes                                                  $     494,723    $     320,341     $     295,668     $     231,160
Net earnings (loss)                                                 824,539          533,901           452,859           354,039
Percentage of net sales                                                 9.1%             8.2%              8.6%              8.1%
Cash dividends paid                                           $      76,888    $      79,503     $      83,854     $      66,993
Net purchase of property and
equipment, including lease rights                                   842,655          483,114           375,838           309,599
------------------------------------------------------------------------------------------------------------------------------------
Per Share Data
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) -- basic                                  $        0.95    $        0.60     $        0.48     $        0.38
Net earnings (loss) -- diluted                                         0.91             0.58              0.47              0.37
Cash dividends paid (b)                                                0.09             0.09              0.09              0.07
Shareholders' equity (book value)                                      1.83             1.79              1.79              1.69
------------------------------------------------------------------------------------------------------------------------------------
Financial Position ($ in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                   $   1,876,370    $   1,365,246     $   1,135,720     $     957,752
Merchandise inventory                                             1,056,444          733,174           578,765           482,575
Total assets                                                      3,963,919        3,337,502         2,626,927         2,343,068
Working capital                                                     318,721          839,399           554,359           728,301
Current ratio                                                        1.21:1           1.85:1            1.72:1            2.32:1
Total long-term debt, less current installments               $     496,455    $     496,044                --                --
Ratio of long-term debt to shareholders' equity (c)                  0.32:1           0.31:1               N/A               N/A
Shareholders' equity                                          $   1,573,679    $   1,583,986     $   1,654,470     $   1,640,473
Return on average assets                                               22.6%            17.9%             18.2%             16.3%
Return on average shareholders' equity                                 52.2%            33.0%             27.5%             23.5%
------------------------------------------------------------------------------------------------------------------------------------
Statistics
------------------------------------------------------------------------------------------------------------------------------------
Number of store concepts opened (d)                                     356              298               203               225
Number of store concepts expanded (d)                                   135               98                42                55
Number of store concepts closed (d)                                      20               22                30                53
Number of store concepts open at year-end (d)                         2,466            2,130             1,854             1,680
Net increase in number of store concepts (d)                             16%              15%               10%               11%
Comparable store sales increase (decrease)
percentage (52-week basis)                                               17%               6%                5%                0%
Sales per square foot (52-week basis) (e)                     $         532    $         463     $         441     $         425
Square footage of gross store space at year-end                  18,757,400       15,312,700        12,645,000        11,100,200
Percentage increase in square feet                                       22%              21%               14%               21%
Number of employees at year-end                                     111,000           81,000            66,000            60,000
Weighted-average number of shares -- basic                      864,062,060      891,404,945       938,579,921       939,866,394
Weighted-average number of shares -- diluted                    904,374,383      922,951,706       961,351,245       962,443,160
Number of shares outstanding at year-end,
net of treasury stock                                           857,960,032      884,549,313       926,495,994       971,149,446

                                                                                          Fiscal Year (in weeks)
--------------------------------------------------------------------------------------------------------------
Operating Results ($ in thousands)                                1994 (52)         1993 (52)        1992 (52)
--------------------------------------------------------------------------------------------------------------
Net sales                                                     $   3,722,940     $   3,295,679    $   2,960,409
Cost of goods sold and occupancy expenses,
excluding depreciation and amortization                           2,202,133         1,996,929        1,856,102
Percentage of net sales                                                59.2%             60.6%            62.7%
Depreciation and amortization (a)                             $     148,863     $     124,860    $      99,451
Operating expenses                                                  853,524           748,193          661,252
Net interest expense                                                (10,902)              809            3,763
Earnings before income taxes                                        529,322           424,888          339,841
Percentage of net sales                                                14.2%             12.9%            11.5%
Income taxes                                                  $     209,082     $     166,464    $     129,140
Net earnings (loss)                                                 320,240           258,424          210,701
Percentage of net sales                                                 8.6%              7.8%             7.1%
Cash dividends paid                                           $      64,775     $      53,041    $      44,106
Net purchase of property and
equipment, including lease rights                                   236,616           215,856          213,659
--------------------------------------------------------------------------------------------------------------
Per Share Data
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) -- basic                                  $        0.34     $        0.27    $        0.23
Net earnings (loss) -- diluted                                         0.33              0.27             0.22
Cash dividends paid (b)                                                0.07              0.05             0.05
Shareholders' equity (book value)                                      1.41              1.15             0.91
--------------------------------------------------------------------------------------------------------------
Financial Position ($ in thousands)
--------------------------------------------------------------------------------------------------------------
Property and equipment, net                                   $     828,777     $     740,422    $     650,368
Merchandise inventory                                               370,638           331,155          365,692
Total assets                                                      2,004,244         1,763,117        1,379,248
Working capital                                                     555,827           494,194          355,649
Current ratio                                                        2.11:1            2.07:1           2.06:1
Total long-term debt, less current installments                          --     $      75,000    $      75,000
Ratio of long-term debt to shareholders' equity (c)                     N/A            0.07:1           0.08:1
Shareholders' equity                                          $   1,375,232     $   1,126,475    $     887,839
Return on average assets                                               17.0%             16.4%            16.7%
Return on average shareholders' equity                                 25.6%             25.7%            26.9%
--------------------------------------------------------------------------------------------------------------
Statistics
--------------------------------------------------------------------------------------------------------------
Number of store concepts opened (d)                                     172               108              117
Number of store concepts expanded (d)                                    82               130               94
Number of store concepts closed (d)                                      34                45               26
Number of store concepts open at year-end (d)                         1,508             1,370            1,307
Net increase in number of store concepts (d)                             10%                5%               7%
Comparable store sales increase (decrease)
percentage (52-week basis)                                                1%                1%               5%
Sales per square foot (52-week basis) (e)                     $         444     $         463    $         489
Square footage of gross store space at year-end                   9,165,900         7,546,300        6,509,200
Percentage increase in square feet                                       21%               16%              15%
Number of employees at year-end                                      55,000            44,000           39,000
Weighted-average number of shares -- basic                      948,699,959       940,287,006      928,417,491
Weighted-average number of shares -- diluted                    971,144,612       965,110,280      960,903,782
Number of shares outstanding at year-end,
net of treasury stock                                            977,162,057       980,428,914      973,250,357


(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.
(b) Excludes a dividend of $.0222 per share declared in January 2002 but paid in the first quarter of fiscal 2002.
(c) Long-term debt includes current installments.
(d) Since the beginning of fiscal 2000, Gap brand stores have been reported based on concepts. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location. The number of stores by location at the end of fiscal 2001 and 2000 was 3,097 and 2,848, respectively.
(e) Based on weighted-average gross square footage.

GAP INC. ANNUAL REPORT 2001                                                  15

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The information below and elsewhere in this Annual Report contains certain forward-looking statements which reflect the current view of Gap Inc. (the "Company," "we," "our") with respect to future events and financial performance. Whenever used, the words "expect," "plan," "anticipate," "believe," "may" and similar expressions identify forward-looking statements.

Any such forward-looking statements are subject to risks and uncertainties and our future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging domestic and international retail environments, changes in the level of consumer spending or preferences in apparel, trade restrictions and political or financial instability in countries where our goods are manufactured and/or other factors that may be described in our Annual Report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

We assume no obligation to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We identified our most critical accounting policies to be those related to inventory valuation, asset impairment and income taxes.

Inventory Valuation Method

Inventory is valued using the cost method which values inventory at the lower of the actual cost or market, at the individual item level. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. We estimate shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

Asset Impairment

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the discounted future cash flows of the asset. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed which are under long-term leases, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties and related costs, as appropriate. Most store closures occur upon the lease expiration. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Income Taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

Management believes these critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

GAP INC. ANNUAL REPORT 2001                                                   16

Results of Operations

Net Sales

                                                           52 Weeks Ended      53 Weeks Ended        52 Weeks Ended
                                                             Feb. 2, 2002        Feb. 3, 2001         Jan. 29, 2000
-------------------------------------------------------------------------------------------------------------------
Net sales ($ in thousands)                                   $ 13,847,873         $13,673,460           $11,635,398
Total net sales growth percentage                                       1%                 18%                   29%
Comparable store sales increase (decrease) percentage (a)             (13%)                (5%)                   7%
Net sales per average gross square foot(a) $                 $        394         $       482           $       548
Square footage of gross store space at
year-end (in thousands)                                            36,333              31,373                23,978
Number of new store concepts (b)                                      587                 731                   570
Number of expanded store concepts (b)                                 311                 268                   129
Number of closed store concepts (b)                                    92                  73                    18
-------------------------------------------------------------------------------------------------------------------

(a) 52-week basis.

(b) Since the beginning of fiscal 2000, Gap brand stores have been reported based on concepts. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location. The number of stores by location at the end of fiscal 2001 and 2000 was 3,097 and 2,848, respectively.

A store is included in comparable store sales ("Comp") when it has been open at least one year and it has not been expanded by more than 15 percent or permanently relocated within that year. Therefore, a store is included in Comp on the first day it has comparable prior year sales. Stores in which square footage has been expanded by 15 percent or more are excluded from Comp until the first day they have comparable prior year sales.

A store is considered non-comparable ("Non-comp") when, in general, the store had no comparable prior year sales. For example, a new store, or a store that has been expanded by more than 15 percent or permanently relocated within the last year. Non-store sales such as catalog and online operations are also considered Non-comp.

Net sales increased $174 million in fiscal 2001 from 2000. Non-comparable store sales increased $1.7 billion, offset by a $1.5 billion decrease in comparable store sales.

Net sales increased $2.0 billion in fiscal 2000 from 1999. Non-comparable store sales increased $2.5 billion, offset by a $497 million decline in comparable store sales.

The non-comparable store sales increases in fiscal 2001 and 2000 were primarily due to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores. The declines in comparable store sales in fiscal 2001 and 2000 were driven by poor product acceptance by customers, particularly in the men's division, which led to a greater percentage of merchandise sold at markdown.

Comparable store sales by division for fiscal 2001 and 2000 were as follows:

.. Gap Domestic reported negative 12% in 2001 versus negative 1% in 2000

.. Gap International reported negative 11% in 2001 versus negative 1% in 2000

.. Banana Republic reported negative 8% in 2001 versus negative 2% in 2000

.. Old Navy reported negative 16% in 2001 versus negative 11% in 2000

Total sales by division for fiscal 2001, 2000 and 1999 were as follows:

.. Gap Domestic reported $5.2 billion in 2001 versus $5.5 billion in 2000 versus
  $4.9 billion in 1999

.. Gap International reported $1.6 billion in 2001 versus $1.6 billion in 2000 versus $1.3 billion in 1999

.. Banana Republic reported $1.9 billion in 2001 versus $1.8 billion in 2000 versus $1.5 billion in 1999

.. Old Navy reported $5.1 billion in 2001 versus $4.7 billion in 2000 versus $3.9 billion in 1999

The decrease in net sales per average square foot for fiscal 2001 was primarily attributable to decreases in comparable store sales.

GAP INC. ANNUAL REPORT 2001                                                   17

The decrease in net sales per average square foot for fiscal 2000 was primarily attributable to decreases in comparable store sales and the growing impact of the Old Navy division. Old Navy division's lower-priced merchandise and significantly larger stores resulted in lower net sales per average square foot when compared to other divisions.

Store count and square footage growth were as follows:

                                                               Feb. 2, 2002                               Feb. 3, 2001
                             ----------------------------------------------   ----------------------------------------
                                  Number of                                        Number of
                             Store Concepts           Sq. Ft. (in millions)   Store Concepts     Sq. Ft. (in millions)
---------------------------------------------------------------------------   ----------------------------------------
Gap Domestic                          2,298                            13.2            2,079                      12.1
Gap International (a)                   634                             3.5              529                       3.0
Banana Republic (b)                     441                             3.6              402                       3.2
Old Navy (c)                            798                            16.0              666                      13.1
----------------------------------------------------------------------------------------------------------------------
Total                                 4,171                            36.3            3,676                      31.4
======================================================================================================================
Increase                                 13%                             16%              22%                       31%
-----------------------------------------------------------------------------------------------------------------------

(a) Includes store concepts in the following countries:
    United Kingdom: 225 and 184 store concepts in fiscal 2001 and 2000, respectively.
    Canada: 192 and 160 store concepts in fiscal 2001 and 2000, respectively.
    France: 54 and 55 store concepts in fiscal 2001 and 2000, respectively.
    Japan: 143 and 108 store concepts in fiscal 2001 and 2000, respectively.
    Germany: 20 and 22 store concepts in fiscal 2001 and 2000, respectively.

(b) Includes 16 and 13 store concepts in Canada in fiscal 2001 and 2000, respectively.

(c) Includes 17 store concepts in Canada in fiscal 2001; all stores were located in the United States for fiscal 2000.

Since the beginning of fiscal 2000, Gap brand stores have been reported based on concepts. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location. The number of stores by location at the end of fiscal 2001 and 2000 was 3,097 and 2,848, respectively.

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales increased
7.2 percentage points in fiscal 2001 from 2000 and increased 4.7 percentage points in fiscal 2000 from 1999.

The increase in fiscal 2001 from 2000 was driven by a decrease in merchandise margins and increased occupancy expenses of 4.9 and 2.3 percentage points, respectively. Of the 4.9 percentage points decline in merchandise margins, 4.5 percentage points were attributable to lower margins on regular-priced and marked-down goods and a greater percentage of merchandise sold at markdown. The lower margins and the increase in proportion of goods sold at markdown were driven by poor product acceptance, particularly in the men's division. After a thorough review of our merchandise programs for the fourth quarter of fiscal 2001 and first quarter of fiscal 2002, we cancelled certain product orders in the third quarter of fiscal 2001. This resulted in a $52 million charge which accounted for an additional 0.4 of the 4.9 percentage points decline in merchandise margins. We chose to cancel these programs in order to manage our inventory levels consistent with current business and also as a result of making changes to the product assortment for the fourth quarter of fiscal 2001 and first quarter of fiscal 2002.

Of the 2.3 percentage points increase in occupancy expenses as a percentage of net sales for fiscal 2001, 2.0 percentage points were due to negative comparable store sales and 0.3 percentage points were primarily due to an increase in depreciation expense.

The increase in fiscal 2000 from 1999 was primarily attributable to a decrease in merchandise margins and increased occupancy expenses of 3.4 and 1.3 percentage points, respectively. The decline in merchandise margins was due to a greater percentage of merchandise sold at markdown and lower margins on regular-priced and marked-down goods. Occupancy expenses as a percentage of net sales increased from fiscal 1999 primarily due to the decrease in net sales per average square foot.

As a general business practice, we review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise.

GAP INC. ANNUAL REPORT 2001                                                   18

Operating Expenses

Operating expenses for the fiscal year include a number of unusual charges which total $88 million and fall into three major categories: exit costs on excess corporate facilities, reductions in workforce and distribution center closures of $51 million, $25 million and $12 million, respectively. Total operating expenses as a percentage of net sales including these charges increased 1.0 percentage point in fiscal 2001 from 2000. Excluding the charges, operating expenses as a percentage of net sales increased 0.3 percentage points in fiscal 2001 from 2000.

In fiscal 2001, 2.7 percentage points and 0.7 percentage points of the increase in operating expenses as a percentage of net sales were attributable to the decrease in comparable store sales and the unusual charges noted above, respectively. This increase was offset by lower spending on advertising, travel and entertainment, and other operating expenses, which accounted for a 2.4 percentage points decrease in operating expenses as a percentage of net sales.

Operating expenses as a percentage of net sales increased 0.3 percentage points in fiscal 2000 from 1999. Of this increase, 1.1 percentage points were attributable to a decrease in comparable store sales, partially offset by lower advertising costs and lower bonus expense, which accounted for a 0.8 percentage points decrease.

Interest Expense

The increase in interest expense between fiscal 2001 and 2000 was primarily due to an increase in long-term borrowings and a decrease in interest capitalized as a result of fewer construction projects.

The increase in interest expense between fiscal 2000 and 1999 was primarily due to an increase in average borrowings, partially offset by additional interest capitalized as a result of more construction projects.

Interest Income

The increase in interest income between fiscal 2001 and 2000 was primarily due to increases in average cash available for investment, partially offset by a decrease in interest rates. The average cash balances increased due to the debt issuances in April and November 2001 and positive cash flows in fiscal 2001. We attained a higher cash position in advance of repayment of debt maturing in the third and fourth quarters of fiscal 2001.

The decrease in interest income between fiscal 2000 and 1999 was due to a decrease in cash available for investment.

Income Taxes

The effective tax rate was 103.2, 36.5 and 36.9 percent in fiscal 2001, 2000 and 1999, respectively.

The increase in the effective tax rate in fiscal 2001 resulted from a $131 million tax charge recorded during fiscal 2001 and an earnings performance that was below expectations. The tax charge of $131 million primarily reflects our current estimate of probable settlements of foreign and domestic tax audits. Any cash amounts owed will be paid over the next several years and are not expected to be material in any one year. In addition, the level and mix of earnings caused our tax rate to increase well above earlier expectations. As a result, the effective tax rate for fiscal 2001 (exclusive of the $131 million tax charge) was 49 percent. We expect the effective tax rate for fiscal 2002 to be sensitive to the level and mix of earnings.

GAP INC. ANNUAL REPORT 2001                                                   19

Liquidity and Capital Resources

Cash Flows

The following sets forth certain measures of our liquidity:

                                 Fiscal Year 2001           Fiscal Year 2000        Fiscal Year 1999
----------------------------------------------------------------------------------------------------
Cash provided by operating
activities ($ in thousands)           $ 1,317,839                $ 1,291,205             $ 1,477,928
Working capital ($ in thousands)          988,317                   (151,094)                444,911
Current ratio                              1.48:1                     0.95:1                  1.25:1
====================================================================================================

For fiscal 2001, the increase in cash flows provided by operating activities was primarily due to a decrease in merchandise inventory and an increase in accrued expenses, partially offset by a decrease in net earnings (exclusive of depreciation and amortization). The increase in working capital and the current ratio was primarily due to a decrease in current maturities of long-term debt and an increase in cash.

For fiscal 2000, the decrease in cash flows provided by operating activities was primarily due to a decrease in net earnings (exclusive of depreciation and amortization), a decrease in tax benefit from the exercise of stock options and vesting of restricted stock, partially offset by an increase in accounts payable. The decrease in working capital and the current ratio was primarily due to an increase in current maturities of long-term debt and an increase in payables, partially offset by an increase in merchandise inventory.

We fund inventory expenditures during normal and peak periods through a combination of cash flows from operations as well as short-term and long-term financing arrangements. Our business follows a seasonal pattern, peaking over a total of about 13 weeks during the Back-to-School and Holiday periods. During fiscal 2001 and 2000, these periods accounted for 32 and 35 percent, respectively, of our annual net sales.

Credit Facility

Subsequent to year-end, we replaced our existing $1.45 billion bank facilities, $1.3 billion of which was scheduled to expire in June 2002, with a new $1.4 billion secured revolving credit facility (the "new Facility"). The new Facility will be used for general corporate purposes, including trade letters of credit issuance and advances.

The new Facility is secured and contains financial and other covenants, including limitations on capital expenditures, liens, cash dividends and investments, and maintenance of certain financial ratios, including a fixed-charge coverage ratio not less than 1.2:1 and 1.4:1 for fiscal 2002 and fiscal 2003, respectively, and an asset-coverage ratio of not less than 1.75:1. The fees related to the new Facility will fluctuate based on our senior unsecured credit ratings.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the balance sheet at the time of merchandise title transfer, although the letters of credit are generally issued prior to this. Vendor payables are paid directly to the vendor by us when the required documents are presented.

At February 2, 2002, we had $42 million in commercial paper notes outstanding and $901 million in trade letters of credit issued under the existing bank facilities. Additional information about our existing bank facilities as of February 2, 2002, is presented in the Notes to Consolidated Financial Statements (Note B).

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations as of February 2, 2002:

Contractual Obligations

($ in millions)                     1-3 Years   4-5 Years   After 5 Years      Total
------------------------------------------------------------------------------------
Long-term debt                            715     $   200         $ 1,046    $ 1,961
Operating leases                        2,306       1,089           1,844      5,239
------------------------------------------------------------------------------------
Total contractual cash obligations      3,021     $ 1,289         $ 2,890    $ 7,200
====================================================================================

GAP INC. ANNUAL REPORT 2001                                                   20

We also have standby letters of credit, surety bonds and guarantees, primarily for international lease deposits, outstanding at February 2, 2002, amounting to $31 million.

In April 2001, we issued $500 million aggregate principal amount of debt securities at a fixed annual interest rate of 5.625 percent, due May 1, 2003. The net proceeds were used for general corporate purposes, including expansion of stores, distribution centers and headquarters facilities. Interest on these debt securities is payable semi-annually. In connection with the debt issuance, we entered into forward rate agreements in order to reduce interest rate risk. The agreements were settled in the first quarter of fiscal 2001 and the net losses of approximately $2.2 million associated with these agreements are amortized over the life of the debt securities.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the "2005 notes"), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.8 percent, due December 15, 2008 (the "2008 notes"). The net proceeds were used for general corporate purposes. Interest on the notes of each series is payable semi-annually. The interest rate payable on the notes of each series is subject to adjustment from time to time if either Moody's Investors Service ("Moody's") or Standard & Poor's Rating Services ("Standard & Poor's") reduces the rating ascribed to the notes below Baa2, in the case of Moody's, or below BBB+, in the case of Standard & Poor's. The interest rate payable on the notes will be increased by 0.25 percent for each rating category downgrade by either rating agency. In addition, if Moody's or Standard & Poor's subsequently increases the rating ascribed to the notes, the ongoing interest rate then payable on the notes will be decreased by 0.25 percent for each rating category upgrade by either rating agency up to Baa2, in the case of Moody's, or BBB+, in the case of Standard & Poor's. In no event will the interest rate be reduced below the original interest rate payable on the notes. There is no limit to the number of times the interest rate payable on the notes can be adjusted.

In response to the deterioration in our operating profitability, Moody's and Standard and Poor's reduced their credit ratings of the Company. On January 14, 2002, Moody's reduced our long- and short-term senior unsecured credit ratings from Baa2 to Baa3 and Prime-2 to Prime-3, respectively. On February 14, 2002, Moody's reduced our long- and short-term senior unsecured credit ratings from Baa3 to Ba2 and from Prime-3 to Not Prime, respectively, with a negative outlook on our long-term ratings, and Standard & Poor's reduced our long- and short-term credit ratings from BBB+ to BB+ and from A-2 to B, respectively, with a stable outlook on our long-term ratings. On February 27, 2002, Moody's reduced our long-term senior unsecured credit ratings from Ba2 to Ba3 and stated that its outlook on our long-term ratings was stable. As a result of the recent downgrades in our long-term credit ratings, the interest rates payable by us on $700 million of our outstanding notes are subject to increase by 175 basis points, effective June 15, 2002, to 9.90 percent per annum on the 2005 notes and
10.55 percent per annum on the 2008 notes. Any further downgrades of our long-term credit ratings by these rating agencies would result in further increases in the interest rates payable by us on $700 million of our outstanding notes. As a result of the downgrades in our short-term credit ratings, we no longer have meaningful access to the commercial paper market. In addition, we expect both the recent and any future lowering of the ratings on our debt to result in reduced access to the capital markets and higher interest costs on future financings.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, at par and received the net proceeds in cash. Interest is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2002. We have an option to call the bonds on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of approximately 85,607,940 shares. If converted, these additional shares would reduce our future earnings per share. Prior to conversion, the convertible notes are potentially dilutive at certain earnings levels. The effects of these dilutive securities will be computed using the if-converted method. The net proceeds will be used for general corporate purposes.

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all merchandise purchases for foreign operations through the use of foreign exchange forward contracts to minimize this risk. Additional information is presented in the Notes to Consolidated Financial Statements (Note
E). Quantitative and qualitative disclosures about market risk for financial instruments are presented on page 24.

GAP INC. ANNUAL REPORT 2001                                                   21

Capital expenditures, net of construction allowances, totaled approximately $1.0 billion in fiscal 2001. The majority of these expenditures was used for expansion of the store base, headquarters and equipment, and information technology. These expenditures resulted in a net increase in store space of approximately 5.0 million square feet, or 16 percent, due to a net addition of 495 new store concepts, the expansion of 311 store concepts and the remodeling of certain stores. Capital expenditures for fiscal 2000 and 1999 were $1.8 billion and $1.2 billion, respectively, resulting in a net increase in store space of 7.4 million square feet in fiscal 2000 and 5.2 million square feet in fiscal 1999.

For fiscal 2002, we expect capital expenditures to be about $400 million, net of construction allowances. Store capital is estimated to be about $210 million of total capital expenditures, with about $145 million for new stores and about $65 million for remodels. Of the remaining capital spending, about $130 million is for information technology, with the balance split between distribution centers and headquarters. We expect to fund such capital expenditures with cash flows from operations and other sources of financing. New stores are generally expected to be leased.

Net square footage growth is expected to be approximately 3 percent for fiscal 2002. Our store growth plan for fiscal 2002 is as follows:

                                                                                   Fiscal 2002
                     -------------------------------------------------------------------------
                     Number of Store Concepts        Number of Store Locations     Square Feet
----------------------------------------------------------------------------------------------
Gap Domestic                            70-75                            20-25            1-3%
Gap International                       30-35                            10-15            1-3%
Banana Republic                         15-20                            15-20            3-5%
Old Navy                                55-60                            55-60            4-6%
----------------------------------------------------------------------------------------------
Total                                 170-190                          100-120        About 3%
==============================================================================================

Since the beginning of fiscal 2000, Gap brand stores have been reported based on concepts. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location. In the table above we present the number of store concepts and the number of locations.

During fiscal 1998, we purchased land in San Francisco to construct an additional headquarters facility. We commenced construction on this facility during the third quarter of fiscal 1998, and it was partially opened during the first quarter of fiscal 2001. Construction was completed during the third quarter of fiscal 2001. The total project cost was approximately $235 million.

We commenced construction on several distribution facilities in the second and third quarters of fiscal 2000. All facilities except one were opened by the end of fiscal 2001. The estimated remaining cost for the distribution facility still under construction is approximately $13.3 million, of which $5.4 million is expected to be incurred in fiscal 2002 and $7.9 million is expected to be incurred in fiscal 2003. This distribution facility is estimated to open during the first quarter of fiscal 2003.

We purchased a distribution site and building in Ontario, Canada, during the first quarter of fiscal 2000 to support initial international expansion plans for the Old Navy business. We remodeled the facility, and it was opened during the first quarter of fiscal 2001. The total project cost was approximately $65 million.

Related Party Transactions

We have an agreement with Fisher Development, Inc. ("FDI"), a company wholly owned by the brother of our chairman and the brother's immediate family, setting forth the terms under which FDI may act as one of our general contractors in connection with our construction activities. FDI acted as general contractor for 282, 675 and 547 new store concepts' leasehold improvements and fixtures during fiscal 2001, 2000 and 1999, respectively. The agreement with FDI is reviewed annually by the Audit and Finance Committee of the Board of Directors.

GAP INC. ANNUAL REPORT 2001                                                   22

New Accounting Pronouncements

During fiscal 2001, we adopted EITF Issue 00-14, Accounting for Certain Sales Incentives. This Issue provides guidance on the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers. The adoption of this issue did not have a material impact on our financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have any impact on our financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for all fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We do not expect that the adoption of SFAS 142 will have a significant impact on our financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. We do not expect that the adoption of SFAS 143 will have a significant impact on our financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. We do not expect that the adoption of SFAS 144 will have a significant impact on our financial statements.

GAP INC. ANNUAL REPORT 2001                                                  23

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table on the right provides information about our market sensitive financial instruments as of February 2, 2002, and February 3, 2001.

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all merchandise purchases for foreign operations through the use of foreign exchange forward contracts to minimize this risk. We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain loans denominated in currencies other than the functional currency of the entity holding or issuing the loan. These contracts are entered into with large reputable financial institutions, thereby minimizing the risk of credit loss. Additional information is presented in the Notes to Consolidated Financial Statements (Note E).

During fiscal 1997, we issued $500 million aggregate principal amount of debt securities, due September 15, 2007, with a fixed interest rate of 6.9 percent. Interest on these debt securities is payable semi-annually. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount.

During fiscal 1999, our Japanese subsidiary, Gap (Japan) KK, issued $50 million aggregate principal amount of debt securities due March 1, 2009, with a fixed interest rate of 6.25 percent, payable in U.S. dollars. Interest on these debt securities is payable semi-annually. We swapped the interest and principal payable under these debt securities to Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded in the balance sheet at their fair market value as of February 2, 2002.

During fiscal 1999, our Netherlands subsidiary, Gap International B.V., issued debt securities in the aggregate principal amount of 250 million Euro, approximately $262 million at issuance, with a fixed interest rate of 5.0 percent, due September 30, 2004. Interest on these debt securities is payable semi-annually. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount and are translated into U.S. dollars at the period-end exchange rate.

In April 2001, we issued $500 million aggregate principal amount of debt securities at a fixed annual interest rate of 5.625 percent, due May 1, 2003. Interest on the notes is payable semi-annually. The notes are recorded in the balance sheet at their issuance amount net of unamortized discount. In connection with the debt issuance, we entered into forward rate agreements in order to reduce interest rate risk. The agreements were settled in the first quarter of fiscal 2001, and the net losses of approximately $2.2 million associated with these agreements are amortized over the life of the debt securities.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005, and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.8 percent, due December 15, 2008. Interest on the notes of each series is payable semi-annually. The interest rates payable are subject to increase by 175 basis points effective June 15, 2002, as a result of downgrades to our credit rating. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible bonds due March 15, 2009, at par and received the net proceeds thereof in cash. Interest is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2002.

GAP INC. ANNUAL REPORT 2001                                                   24

By entering into the fixed-rate borrowings, we avoid interest rate risk from variable rate fluctuations. A portion of our fixed-rate borrowings used to finance foreign operations is denominated in foreign currencies. By borrowing and repaying the loans in local currencies, we avoid the risk associated with exchange rate fluctuations.

(Amounts in thousands except average contract rate)                         Notional Maturity Dates
---------------------------------------------------------------------------------------------------------------------------
                                          Notional
                                            Amount                                                               Unrealized
                               Average    in Local                                              2006 and     Gain (Loss) in
                         Contract Rate    Currency          2002       2003     2004     2005  Beyond (a)  U.S. Dollars (b)
--------------------------------------------------- ----------------------------------------------------- -----------------
Foreign Exchange Forward Contracts
---------------------------------------------------------------------------------------------------------------------------
Sell Contracts -- Merchandise Hedges
---------------------------------------------------------------------------------------------------------------------------
British Pounds for U.S. Dollars   0.72     118,800       118,800         --       --       --          --            (1,007)
Canadian Dollars for U.S. Dollars 1.55     229,200       229,200         --       --       --          --             3,927
Euros for U.S. Dollars            1.13      29,000        29,000         --       --       --          --               812
Euros for British Pounds          1.65      41,800        41,800         --       --       --          --              (341)
Japanese Yen for U.S. Dollars   122.78  14,593,600    14,593,600         --       --       --          --             8,196
---------------------------------------------------------------------------------------------------------------------------
Buy Contracts-- Merchandise Hedges
---------------------------------------------------------------------------------------------------------------------------
Euros for U.S. Dollars            1.14      29,854        29,854         --       --       --          --              (564)
---------------------------------------------------------------------------------------------------------------------------
Sell Contracts-- Loan Hedges
---------------------------------------------------------------------------------------------------------------------------
U.S. Dollars for Euros            1.06       6,300           325        325      325    5,325          --            (1,023)
British Pounds for Japanese Yen   0.01      21,720           430        430      430   20,430          --            (6,141)
British Pounds for Euros          0.66      27,190         2,173      2,173    2,173   20,671          --            (1,899)
Canadian Dollars for U.S. Dollars 1.44     121,395         7,111      7,111    7,111  100,062          --             7,307
Canadian Dollars for Japanese Yen 0.01      40,167        40,167         --       --       --          --               (62)
---------------------------------------------------------------------------------------------------------------------------
Buy Contracts-- Loan Hedges
---------------------------------------------------------------------------------------------------------------------------
Japanese Yen for Euros            0.01     540,824            --         --       --  540,824          --              (889)
Japanese Yen for British Pounds   0.01   4,000,000            --  4,000,000       --       --          --            (3,508)
Euros for British Pounds          0.66     116,500         5,500      5,500  105,500       --          --            (6,068)
---------------------------------------------------------------------------------------------------------------------------
Interest Rate and Principal Swap
---------------------------------------------------------------------------------------------------------------------------
Japanese Yen for U.S. Dollars   121.60   6,080,000            --         --       --       --   6,080,000             3,375
===========================================================================================================================
Total foreign exchange forward contracts and interest rate and
principal swap                                                                                                        2,115
===========================================================================================================================

                                                   Feb. 2, 2002                        Feb. 3, 2001
--------------------------------------------------------------- -----------------------------------
                               Carrying Amount                     Carrying Amount
($ in thousands)               in U.S. Dollars   Fair Value (c)    in U.S. Dollars   Fair Value (c)
---------------------------------------------------------------------------------------------------
Notes payable, due 2001          $         --     $         --        $    250,000     $    249,930
Notes payable, due 2003               499,897          470,000                  --               --
Notes payable, due 2004               215,589          174,596             234,002          218,510
Notes payable, due 2005               199,553          183,000                  --               --
Notes payable, due 2007               497,688          420,000             497,277          501,590
Notes payable, due 2008               498,873          467,500                  --               --
Notes payable, due 2009                49,797           39,000              48,967           48,967
---------------------------------------------------------------------------------------------------
Total long-term debt,
including current maturities     $  1,961,397    $   1,754,096        $  1,030,246   $    1,018,997
===================================================================================================

(a) No amounts mature in 2006.
(b) The unrealized gain (loss) represents the effect of the changes in the forward rates compared to the average contract rates at February 2, 2002.

    Approximately $13 million of pre-tax unrealized gain was included in Accumulated Other Comprehensive Losses at February 2, 2002. Approximately $11 million of pre-tax unrealized loss was recognized in the consolidated statements of earnings for fiscal 2001, generally offset by a corresponding valuation adjustment of the hedged items.
(c) Based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

GAP INC. ANNUAL REPORT 2001                                                 25

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

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of February 2, 2002, and February 3, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of February 2, 2002, and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

San Francisco, California
March 12, 2002

GAP INC. ANNUAL REPORT 2001                                                   26

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands except share          52 Weeks Ended    Percentage    53 Weeks Ended    Percentage    52 Weeks Ended   Percentage
and per share amounts)                  Feb. 2, 2002      to Sales      Feb. 3, 2001      to Sales    Jan. 29, 2000      to Sales
---------------------------------------------------------------------------------------------------------------------------------
Net sales                             $   13,847,873         100.0%   $   13,673,460         100.0%   $  11,635,398         100.0%
Costs and expenses
   Cost of goods sold and
   occupancy expenses                      9,704,389          70.1         8,599,442          62.9        6,775,262          58.2
   Operating expenses                      3,805,968          27.5         3,629,257          26.5        3,043,432          26.2
   Interest expense                          109,190           0.8            74,891           0.5           44,966           0.4
   Interest income                           (13,315)         (0.1)          (12,015)          0.0          (13,211)         (0.1)
---------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                 241,641           1.7         1,381,885          10.1        1,784,949          15.3
Income taxes                                 249,405           1.8           504,388           3.7          657,884           5.6
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                   $       (7,764)         (0.1%)  $      877,497           6.4%   $   1,127,065           9.7%
=================================================================================================================================
Weighted-average number
of shares -- basic                       860,255,419                     849,810,658                    853,804,924
Weighted-average number
of shares -- diluted                     860,255,419                     879,137,194                    895,029,176
Earnings (loss) per share--basic      $        (0.01)                 $         1.03                  $        1.32
Earnings (loss) per share--diluted (a)         (0.01)                           1.00                           1.26
---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

(a) Diluted losses per share for the 52 weeks ended February 2, 2002, are computed using the basic weighted average number of shares outstanding and exclude 13,395,045 dilutive shares as their effects are antidilutive when applied to losses.

GAP INC. ANNUAL REPORT 2001                                                   27

CONSOLIDATED BALANCE SHEETS

($ in thousands except
share and par value)                                                         Feb. 2, 2002          Feb. 3, 2001
---------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------
Current Assets
---------------------------------------------------------------------------------------------------------------
Cash and equivalents                                                        $   1,035,749         $     408,794
Merchandise inventory                                                           1,677,116             1,904,153
Other current assets                                                              331,685               335,103
---------------------------------------------------------------------------------------------------------------
Total current assets                                                            3,044,550             2,648,050
---------------------------------------------------------------------------------------------------------------
Property and Equipment
---------------------------------------------------------------------------------------------------------------
Leasehold improvements                                                          2,127,966             1,899,820
Furniture and equipment                                                         3,327,819             2,826,863
Land and buildings                                                                917,055               558,832
Construction-in-progress                                                          246,691               615,722
---------------------------------------------------------------------------------------------------------------
                                                                                6,619,531             5,901,237
Accumulated depreciation and amortization                                      (2,458,241)           (1,893,552)
---------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                     4,161,290             4,007,685
---------------------------------------------------------------------------------------------------------------
Lease rights and other assets                                                     385,486               357,173
---------------------------------------------------------------------------------------------------------------
Total assets                                                                $   7,591,326         $   7,012,908
===============================================================================================================
Liabilities and Shareholders' Equity
---------------------------------------------------------------------------------------------------------------
Current Liabilities
---------------------------------------------------------------------------------------------------------------
Notes payable                                                               $      41,889         $     779,904
Current maturities of long-term debt                                                   --               250,000
Accounts payable                                                                1,105,117             1,067,207
Accrued expenses and other current liabilities                                    909,227               702,033
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                       2,056,233             2,799,144
---------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
---------------------------------------------------------------------------------------------------------------
Long-term debt                                                                  1,961,397               780,246
Deferred lease credits and other liabilities                                      564,115               505,279
---------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                     2,525,512             1,285,525
---------------------------------------------------------------------------------------------------------------
Shareholders' Equity
---------------------------------------------------------------------------------------------------------------
Common stock $.05 par value
Authorized 2,300,000,000 shares; issued 948,597,949 and
939,222,871 shares; outstanding 865,726,890
and 853,996,984 shares                                                             47,430                46,961
Additional paid-in capital                                                        461,408               294,967
Retained earnings                                                               4,890,375             4,974,773
Accumulated other comprehensive losses                                            (61,824)              (20,173)
Deferred compensation                                                              (7,245)              (12,162)
Treasury stock, at cost                                                        (2,320,563)           (2,356,127)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                      3,009,581             2,928,239
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  $   7,591,326         $   7,012,908
===============================================================================================================

See Notes to Consolidated Financial Statements.

GAP INC. ANNUAL REPORT 2001                                                  28

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 52 Weeks Ended              53 Weeks Ended          52 Weeks Ended
($ in thousands)                                   Feb. 2, 2002                Feb. 3, 2001           Jan. 29, 2000
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
-------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                              $      (7,764)              $     877,497           $   1,127,065
Adjustments to reconcile net earnings (loss)
 to net cash provided by operating activities:
   Depreciation and amortization                       810,486                     590,365                 436,184
   Tax benefit from exercise of stock
    options and vesting of restricted stock             58,444                     130,882                 211,891
   Deferred income taxes                               (28,512)                    (38,872)                  2,444
Change in operating assets and liabilities:
   Merchandise inventory                               213,067                    (454,595)               (404,211)
   Prepaid expenses and other                          (13,303)                    (61,096)                (55,519)
   Accounts payable                                     42,205                     249,545                 118,121
   Accrued expenses                                    220,826                     (56,541)                 (5,822)
   Deferred lease credits and other long-term
    liabilities                                         22,390                      54,020                  47,775
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities            1,317,839                   1,291,205               1,477,928
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
-------------------------------------------------------------------------------------------------------------------
Net purchase of property and equipment                (940,078)                 (1,858,662)             (1,238,722)
Acquisition of lease rights and other assets           (10,549)                    (16,252)                (39,839)
-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                (950,627)                 (1,874,914)             (1,278,561)
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in notes payable              (734,927)                    621,420                  84,778
Proceeds from issuance of long-term debt             1,194,265                     250,000                 311,839
Payments of long-term debt                            (250,000)                         --                      --
Issuance of common stock                               139,105                     152,105                 114,142
Net purchase of treasury stock                            (785)                   (392,558)               (745,056)
Cash dividends paid                                    (76,373)                    (75,488)                (75,795)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing
 activities                                            271,285                     555,479                (310,092)
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate fluctuations on cash           (11,542)                    (13,328)                 (4,176)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents        626,955                     (41,558)               (114,901)
Cash and equivalents at beginning of year              408,794                     450,352                 565,253
-------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year              $   1,035,749               $     408,794           $     450,352
===================================================================================================================

See Notes to Consolidated Financial Statements.

GAP INC. ANNUAL REPORT 2001                                                   29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            Common Stock
                                                                      ----------------------------------

($ in thousands except share                                                                                      Additional
and per share amounts)                                                       Shares               Amount     Paid-in Capital
----------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                             997,496,214    $          49,875    $        349,037
============================================================================================================================

Issuance of common stock pursuant to stock option plans                   9,933,713                  497              81,456
Net cancellations of common stock pursuant to
management incentive restricted stock plans                                 (73,137)                  (4)              2,583
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                                 211,891
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)
Amortization of restricted stock and discounted stock options                                                             72
Purchase of treasury stock                                                                                             4,276
Reissuance of treasury stock                                                                                          20,175
Net earnings
Cash dividends ($.09 per share)
============================================================================================================================
Balance at January 29, 2000                                           1,007,356,790    $          50,368    $        669,490
============================================================================================================================

Issuance of common stock pursuant to stock option plans                  13,078,981                  654             115,167
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                           (185,563)                 (10)               (364)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                                 130,882
Adjustments for foreign currency translation
Adjustments for fluctuations in fair market value
of financial instruments, net of tax of $8,131
Amortization of restricted stock and discounted stock options                                                             45
Purchase of treasury stock                                                                                             1,873
Reissuance of treasury stock                                                                                          15,458
Retirement of treasury stock                                            (81,027,337)              (4,051)           (637,584)
Net earnings
Cash dividends ($.09 per share)
============================================================================================================================
Balance at February 3, 2001                                             939,222,871    $          46,961    $        294,967
============================================================================================================================

Issuance of common stock pursuant to stock option plans                   9,346,228                  468             107,130
Net issuance of common stock pursuant to management
incentive restricted stock plans                                             28,850                    1                 683
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                                  58,444
Adjustments for foreign currency translation
Adjustments for fluctuations in fair market value
of financial instruments, net of tax of ($5,793)
Amortization of restricted stock and discounted stock options
Purchase of treasury stock
Reissuance of treasury stock                                                                                             184
Net earnings (loss)
Cash dividends ($.09 per share)
============================================================================================================================
Balance at February 2, 2002                                             948,597,949    $          47,430    $        461,408
============================================================================================================================

See Notes to Consolidated Financial Statements.

GAP INC. ANNUAL REPORT 2001                                                   30

                                                                                              Accumulated Other
($ in thousands except share                                                                      Comprehensive        Deferred
and per share amounts)                                                       Retained Earnings   Earnings (Loss)   Compensation
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                                    $    3,121,360     $     (12,518)   $   (31,675)
=================================================================================================================================

Issuance of common stock pursuant to stock option plans                                                                 (9,186)
Net cancellations of common stock pursuant to
management incentive restricted stock plans                                                                             (3,411)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)                                       5,759
Amortization of restricted stock and discounted stock options                                                           21,122
Purchase of treasury stock
Reissuance of treasury stock
Net earnings                                                                        1,127,065
Cash dividends ($.09 per share)                                                       (75,629)
=================================================================================================================================
Balance at January 29, 2000                                                    $    4,172,796     $      (6,759)   $   (23,150)
=================================================================================================================================

Issuance of common stock pursuant to stock option plans                                                                 (4,249)
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                                                                          (919)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
Adjustments for foreign currency translation                                                            (24,286)
Adjustments for fluctuations in fair market value
of financial instruments, net of tax of $8,131                                                           10,872
Amortization of restricted stock and discounted stock options                                                           16,156
Purchase of treasury stock
Reissuance of treasury stock
Retirement of treasury stock
Net earnings                                                                          877,497
Cash dividends ($.09 per share)                                                       (75,520)
=================================================================================================================================
Balance at February 3, 2001                                                    $    4,974,773     $     (20,173)   $   (12,162)
=================================================================================================================================

Issuance of common stock pursuant to stock option plans                                                                 (5,006)
Net issuance of common stock pursuant to management
incentive restricted stock plans                                                                                          (704)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock
Adjustments for foreign currency translation
Adjustments for fluctuations in fair market value
of financial instruments, net of tax of ($5,793)                                                        (33,534)
Amortization of restricted stock and discounted stock options                                            (8,117)
Purchase of treasury stock                                                                                              10,627
Reissuance of treasury stock
Net earnings (loss)                                                                    (7,764)
Cash dividends ($.09 per share)                                                       (76,634)
=================================================================================================================================
Balance at February 2, 2002                                                    $    4,890,375     $     (61,824)   $    (7,245)
=================================================================================================================================

                                                                                       Treasury Stock
                                                                       ------------------------------

                                                                                                                     Comprehensive
                                                                           Shares          Amount         Total     Earnings (Loss)
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1999                                           (139,536,182)  $  (1,902,400)  $ 1,573,679    $      827,251
==================================================================================================================================

Issuance of common stock pursuant to stock option plans                                                   72,767
Net cancellations of common stock pursuant to
management incentive restricted stock plans                                                                 (832)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                     211,891
Adjustments for foreign currency translation ($3,305) and
fluctuations in fair market value of financial instruments ($2,454)                                        5,759             5,759
Amortization of restricted stock and discounted stock options                                             21,194
Purchase of treasury stock                                             (18,500,000)       (745,056)     (740,780)
Reissuance of treasury stock                                             1,178,333          17,756        37,931
Net earnings                                                                                           1,127,065         1,127,065
Cash dividends ($.09 per share)                                                                          (75,629)
==================================================================================================================================
Balance at January 29, 2000                                           (156,857,849)  $  (2,629,700)  $ 2,233,045    $    1,132,824
==================================================================================================================================

Issuance of common stock pursuant to stock option plans                                                  111,572
Net cancellations of common stock pursuant to management
incentive restricted stock plans                                                                          (1,293)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                     130,882
Adjustments for foreign currency translation                                                             (24,286)          (24,286)
Adjustments for fluctuations in fair market value
of financial instruments, net of tax of $8,131                                                            10,872            10,872
Amortization of restricted stock and discounted stock options                                             16,201
Purchase of treasury stock                                             (11,020,038)       (392,558)     (390,685)
Reissuance of treasury stock                                             1,624,663          24,496        39,954
Retirement of treasury stock                                            81,027,337         641,635            --
Net earnings                                                                                             877,497           877,497
Cash dividends ($.09 per share)                                                                          (75,520)
==================================================================================================================================
Balance at February 3, 2001                                            (85,225,887)  $  (2,356,127)  $ 2,928,239    $      864,083
==================================================================================================================================

Issuance of common stock pursuant to stock option plans                                                  102,592
Net issuance of common stock pursuant to management
incentive restricted stock plans                                                                             (20)
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock                                                                      58,444
Adjustments for foreign currency translation                                                             (33,534)          (33,534)
Adjustments for fluctuations in fair market value
of financial instruments, net of tax of ($5,793)                                                          (8,117)           (8,117)
Amortization of restricted stock and discounted stock options                                             10,627
Purchase of treasury stock                                                 (34,500)           (785)         (785)
Reissuance of treasury stock                                             2,389,328          36,349        36,533
Net earnings (loss)                                                                                       (7,764)           (7,764)
Cash dividends ($.09 per share)                                                                          (76,634)
==================================================================================================================================
Balance at February 2, 2002                                            (82,871,059)  $  (2,320,563)  $ 3,009,581    $      (49,415)
==================================================================================================================================

See Notes to Consolidated Financial Statements

GAP INC. ANNUAL REPORT 2001                                                  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the 52 Weeks Ended February 2, 2002 (Fiscal 2001), 53 Weeks Ended February 3, 2001 (Fiscal 2000) and 52 Weeks Ended January 29, 2000 (Fiscal 1999).

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gap Inc. (the "Company," "we," "our") is a global specialty retailer selling casual apparel, personal care and other accessories for men, women and children under a variety of brand names including Gap, Banana Republic and Old Navy. Our principal markets consist of the United States, Canada, Europe and Japan with the United States being the most significant. We sell our products through both traditional retail stores and online stores.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated.

Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in Accumulated Other Comprehensive Earnings (Loss) in shareholders' equity.

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal years 2001, 2000 and 1999 consisted of 52, 53 and 52 weeks, respectively.

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

Cash and Equivalents

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less. Outstanding checks classified in Accounts Payable on the balance sheet totalled $120 million and $168 million as of the end of fiscal 2001 and 2000, respectively.

Merchandise Inventory

Inventory is valued using the cost method which values inventory at the lower of the actual cost or market, at the individual item level. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. We estimate shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

GAP INC. ANNUAL REPORT 2001                                                   32

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Category                                             Term
----------------------------------------------------------------------------------------------
Leasehold improvements for offices and stores        Life of the lease, not to exceed 12 years
Furniture and equipment                              Up to 10 years
Buildings                                            39 years
----------------------------------------------------------------------------------------------

Interest costs related to assets under construction are capitalized during the construction period. Interest of $25 million, $41 million and $25 million was capitalized in fiscal 2001, 2000 and 1999, respectively.

Lease Rights

Temporary lease rights are recorded at cost and are amortized over the estimated useful lives of the respective leases, not to exceed 20 years.

Impairment of Long-lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the discounted future cash flows of the asset. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed which are under long-term leases, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties and related costs, as appropriate. Most store closures occur upon the lease expiration. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Advertising

Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising event takes place. Direct response costs of catalogs are capitalized and amortized over the expected lives of the related catalogs, not to exceed six months. Advertising costs were $423 million, $487 million and $504 million in fiscal 2001, 2000 and 1999, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

Stock-based Awards

We account for stock-based awards using the intrinsic value-based method of accounting, under which no compensation cost is recognized for stock option awards granted at fair market value. Restricted stock and discounted stock option awards, which are granted at less than fair market value, result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of shareholders' equity and is amortized to Operating Expenses over the vesting period of the stock award. We amortize deferred stock compensation for each vesting layer of a stock award using the straight-line method.

GAP INC. ANNUAL REPORT 2001                                                   33

Segments

Our brands have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by our three brands. Revenues of international retail operations were $1.8 billion, $1.7 billion and $1.3 billion, and represented 13.1 percent, 12.2 percent and
11.3 percent of our revenues for fiscal 2001, 2000 and 1999, respectively. Long-term assets of international operations, including retail and sourcing, were $618 million and $629 million, and represented 13.6 percent and 14.4 percent of our long-term assets as of the end of fiscal 2001 and 2000, respectively.

Derivatives

We record the fair value of derivatives and hedged firm commitments on the balance sheet. See Note E for further discussion.

Revenue Recognition

We recognize revenue for store sales at the point at which the customer pays at the register. For online and catalog sales, revenue is recognized at the time goods are shipped. Allowances for estimated returns are recorded for store sales as well as online and catalog sales.

Reclassifications

Certain amounts from the prior periods have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income as previously reported.

Accounting Pronouncements

During fiscal 2001, we adopted EITF Issue 00-14, Accounting for Certain Sales Incentives. This Issue provides guidance on the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers. The adoption of this issue did not have a material impact on our financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have any impact on our financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for all fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We do not expect that the adoption of SFAS 142 will have a significant impact on our financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. We do not expect that the adoption of SFAS 143 will have a significant impact on our financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. We do not expect that the adoption of SFAS 144 will have a significant impact on our financial statements.

GAP INC. ANNUAL REPORT 2001                                                   34

NOTE B: DEBT AND OTHER CREDIT ARRANGEMENTS

As of fiscal 2001 year-end our principal lines of credit were provided by two credit facilities, under which we had committed lines of credit totaling $1.45 billion used for commercial paper backup and letter of credit issuance. We also have uncommitted lines under which we issue trade letters of credit, as well as international overdraft facilities. A summary of our credit facilities in place as of February 2, 2002, is as follows:

                                        For Commercial        For Trade Letters
($ in millions)                         Paper Issuance       of Credit Issuance        Other         Total
----------------------------------------------------------------------------------------------------------
Committed (expires)
----------------------------------------------------------------------------------------------------------
364 day revolver (June 2002) (a)                $  900                   $  400         $ --        $1,300
5 year revolver (June 2005)                        150                       --           --           150
----------------------------------------------------------------------------------------------------------
Total committed lines                            1,050                      400           --         1,450
==========================================================================================================
Uncommitted
----------------------------------------------------------------------------------------------------------
Trade letter of credit lines                        --                    1,155           --         1,155
International overdraft facilities                  --                       --          249           249
----------------------------------------------------------------------------------------------------------
Total uncommitted lines                         $   --                   $1,155         $249        $1,404
==========================================================================================================

(a) $200 million of the amount reserved for commercial paper backup may be reallocated to provide backup for letters of credit.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded on the balance sheet at the time of merchandise title transfer, although the letters of credit are generally issued prior to this. Vendor payables are paid directly to the vendor by us when the required documents are presented.

At February 2, 2002, we had $42 million in commercial paper notes outstanding and $329 million in trade letters of credit issued under the committed lines. Additionally, we had $572 million in trade letters of credit issued under the uncommitted lines.

Our credit agreements are subject to our not exceeding a debt to EBITDA ratio of 3:1. At February 2, 2002, we were in compliance with this financial covenant at a debt to EBITDA ratio of 1.7:1. Subsequent to year-end, we replaced our existing $1.45 billion bank facilities, $1.3 billion of which was scheduled to expire in June 2002, with a new $1.4 billion secured revolving credit facility. See Note K for further discussion.

In April 2001, we issued $500 million aggregate principal amount of debt securities at a fixed annual interest rate of 5.625 percent, due May 1, 2003. The net proceeds were used for general corporate purposes, including expansion of stores, distribution centers and headquarters facilities. In connection with the debt issuance, we entered into forward rate agreements in order to reduce interest rate risk. The agreements were settled in the first quarter of fiscal 2001 and the net losses of approximately $2.2 million associated with these agreements are amortized over the life of the debt securities. The fair value of the debt securities at February 2, 2002, was approximately $470 million, based on the current rates at which we could borrow funds with similar terms and remaining maturities. The debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount.

GAP INC. ANNUAL REPORT 2001                                                   35

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the "2005 notes"), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.8 percent, due December 15, 2008 (the "2008 notes"). Interest on the notes of each series is payable semi-annually. The interest rate payable on the notes of each series is subject to adjustment from time to time if either Moody's Investors Service ("Moody's") or Standard & Poor's Rating Service ("Standard & Poor's") reduces the rating ascribed to the notes below Baa2, in the case of Moody's, or below BBB+, in the case of Standard & Poor's. The interest rate payable on the notes will be increased by 0.25 percent for each rating category downgrade by either rating agency. In addition, if Moody's or Standard & Poor's subsequently increases the rating ascribed to the notes, the ongoing interest rate then payable on the notes will be decreased by 0.25 percent for each rating category upgrade by either rating agency up to Baa2, in the case of Moody's, or BBB+, in the case of Standard & Poor's. In no event will the interest rate be reduced below the original interest rate payable on the notes. There is no limit to the number of times the interest rate payable on the notes can be adjusted. As a result of the recent downgrades in our long-term credit ratings, the interest rates payable by us on $700 million of our outstanding notes are subject to increase by 175 basis points, effective June 15, 2002, to 9.90 percent per annum on the 2005 notes and
10.55 percent per annum on the 2008 notes. The fair value of the notes at February 2, 2002, was approximately $651 million, based on the current rates at which we could borrow funds with similar terms and remaining maturities. The notes are recorded in the balance sheet at their issuance amount net of unamortized discount.

Gross interest payments were approximately $117 million, $104 million and $54 million in fiscal 2001, 2000 and 1999, respectively.

A summary of our long-term debt is as follows:

                                                                           Carrying Amount in U.S. Dollars
                                                                        ----------------------------------
($ in thousands)                                                         Feb. 2, 2002         Feb. 3, 2001
----------------------------------------------------------------------------------------------------------
Notes payable, variable, interest due semi-annually, due 2001           $          --      $       250,000
Notes payable, 5.625%, interest due semi-annually, due 2003                   499,897                   --
Notes payable, 5.0%, interest due annually, due 2004                          215,589              234,002
Notes payable, 8.15%, interest due semi-annually, due 2005 (a)                199,553                   --
Notes payable, 6.9%, interest due semi-annually, due 2007                     497,688              497,277
Notes payable, 8.80%, interest due semi-annually, due 2008 (a)                498,873                   --
Notes payable, 6.25%, interest due semi-annually, due 2009                     49,797               48,967
Total long-term debt, including current maturities                      $   1,961,397      $     1,030,246
==========================================================================================================

(a) The interest rates on these notes are subject to adjustments as described above.

NOTE C: INCOME TAXES

Income taxes consisted of the following:

                               52 Weeks Ended   53 Weeks Ended   52 Weeks Ended
($ in thousands)                 Feb. 2, 2002     Feb. 3, 2001    Jan. 29, 2000
-------------------------------------------------------------------------------
Current
-------------------------------------------------------------------------------
Federal                             $ 110,206         $442,264         $549,107
State                                  56,454           47,814           62,357
Foreign                               108,922           53,182           43,976
-------------------------------------------------------------------------------
Total current                         275,582          543,260          655,440
-------------------------------------------------------------------------------
Deferred
-------------------------------------------------------------------------------
Federal                               (18,917)         (30,005)          (3,815)
State                                   1,650           (8,082)           7,044
Foreign                                (8,910)            (785)            (785)
-------------------------------------------------------------------------------
Total deferred                        (26,177)         (38,872)           2,444
-------------------------------------------------------------------------------
Total provision                     $ 249,405         $504,388         $657,884
===============================================================================

GAP INC. ANNUAL REPORT 2001                                                   36

The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 2001, 2000 and 1999 was approximately $282 million, $334 million and $226 million, respectively. No provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries, as it is our intention to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. Accumulated undistributed earnings of foreign subsidiaries were approximately $709 million at February 2, 2002.

The difference between the effective income tax rate and the U.S. federal income tax rate is summarized as follows:

                                         52 Weeks Ended   53 Weeks Ended     52 Weeks Ended
                                           Feb. 2, 2002     Feb. 3, 2001      Jan. 29, 2000
-------------------------------------------------------------------------------------------
Federal tax rate                                   35.0%            35.0%              35.0%
State income taxes, less federal benefit            3.5              1.8                2.5
Foreign                                             9.4             (1.0)              (0.1)
Other                                               1.1              0.7               (0.5)
-------------------------------------------------------------------------------------------
Tax rate before charge                             49.0%            36.5%              36.9%
Tax charge (a)                                     54.2               --                 --
-------------------------------------------------------------------------------------------
Effective tax rate                                103.2%            36.5%              36.9%
===========================================================================================

(a) The tax charge of $131 million primarily reflects our current estimate of probable settlements of foreign and domestic tax audits. Any cash amounts owed will be paid over the next several years and are not expected to be material in any one year.

Deferred tax assets (liabilities) consisted of the following:

($ in thousands)                                     Feb. 2, 2002  Feb. 3, 2001
-------------------------------------------------------------------------------
Compensation and benefits accruals                      $  57,892     $  47,930
Scheduled rent                                             61,432        61,741
Inventory capitalization                                   49,384        52,880
Nondeductible accruals                                     23,121        20,678
Other                                                      56,157        48,510
-------------------------------------------------------------------------------
Gross deferred tax assets                                 247,986       231,739
-------------------------------------------------------------------------------
Depreciation                                              (14,816)      (25,281)
Fair value of financial instruments included in
Accumulated Other Comprehensive Earnings (Loss)            (5,793)       (8,131)
Other                                                      (9,246)       (8,711)
-------------------------------------------------------------------------------
Gross deferred tax liabilities                            (29,855)      (42,123)
-------------------------------------------------------------------------------
Net deferred tax assets                                 $ 218,131     $ 189,616
===============================================================================

Net deferred tax assets at February 2, 2002, and February 3, 2001, are included in Other Current Assets (approximately $78 million and $76 million, respectively), and Lease Rights and Other Assets (approximately $140 million and $113 million, respectively) in the Consolidated Balance Sheets.

NOTE D: LEASES

We lease most of our store premises and some of our headquarters facilities and distribution centers. These leases expire at various dates through 2033.

The aggregate minimum non-cancelable annual lease payments under leases in effect on February 2, 2002, are as follows:

Fiscal Year                                                     ($ in thousands)
--------------------------------------------------------------------------------
2002                                                                  $  816,130
2003                                                                     771,061
2004                                                                     718,421
2005                                                                     611,597
2006                                                                     476,995
Thereafter                                                             1,844,360
--------------------------------------------------------------------------------
Total minimum lease commitment                                        $5,238,564
================================================================================

GAP INC. ANNUAL REPORT 2001                                                   37

Many leases also provide for payment of operating expenses, real estate taxes and additional rent based on a percentage of sales. No lease directly imposes any restrictions relating to leasing in other locations, other than radius clauses.

Many leases we enter into include options that may extend the lease term beyond the initial commitment periods (periods ranging up to 35 years), subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.

For leases that contain predetermined fixed escalations of the minimum rentals, we recognize the related rental expense on a straight-line basis and record the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At February 2, 2002, and February 3, 2001, this liability amounted to approximately $178 million and $180 million, respectively.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in Deferred Lease Credits and Other Liabilities. At February 2, 2002, and February 3, 2001, the long-term deferred credit was approximately $303 million and $250 million, respectively.

Rental expense for all operating leases was as follows:

                           52 Weeks Ended   53 Weeks Ended    52 Weeks Ended
($ in thousands)             Feb. 2, 2002     Feb. 3, 2001     Jan. 29, 2000
-----------------------------------------------------------------------------
Minimum rentals                 $ 788,123        $ 705,760         $ 561,994
Contingent rentals                135,184          135,406           114,484
-----------------------------------------------------------------------------
Total                           $ 923,307        $ 841,166         $ 676,478
=============================================================================

NOTE E: FINANCIAL INSTRUMENTS

Derivative Financial Instruments

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all merchandise purchases for foreign operations through the use of foreign exchange forward contracts to minimize this risk. Forward contracts used to hedge forecasted merchandise purchases are designated as cash-flow hedges. Forward contracts used to hedge merchandise purchases based on firm commitments are designated as fair-value hedges. At February 2, 2002, we had contracts maturing at various dates through January 2003 to buy and sell the equivalent of approximately $520 million in foreign currencies (Buy contracts: approximately 30 million Euro; Sell contracts: approximately 119 million British pounds, 229 million Canadian dollars, 71 million Euro and 14.6 billion Japanese yen) at the contracted rates.

Changes in the fair value of forward contracts designated as fair-value hedges, along with the offsetting changes in fair value of the related firm commitments to purchase foreign merchandise, are recorded in Cost of Goods Sold and Occupancy Expenses in the current period. Changes in the fair value of forward contracts designated as cash-flow hedges are recorded as a component of comprehensive earnings, and are recognized in Cost of Goods Sold and Occupancy Expenses in the period in which the hedged merchandise inventory is sold. Approximately $5.5 million included in Accumulated Other Comprehensive Earnings
(Loss) at February 2, 2002, will be recognized in Costs of Goods Sold and Occupancy Expenses over the next 12 months. The majority of the critical terms of the forward contracts, and the respective firm commitments and forecasted foreign purchase transactions, are essentially the same. As a result, there were no amounts reflected in fiscal 2001 earnings resulting from hedge ineffectiveness.

We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain loans denominated in currencies other than the functional currency of the entity holding or issuing the loan. Gains and losses on the currency forward contracts, as well as on the underlying loans, are recognized in Operating Expenses in the same period and generally offset.

GAP INC. ANNUAL REPORT 2001                                                   38

NOTE F: EMPLOYEE BENEFIT AND INCENTIVE STOCK COMPENSATION PLANS

Retirement Plans

We have a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, we match in cash all or a portion of employees' contributions under a predetermined formula. Our contributions vest immediately. Our contributions to the retirement plan in fiscal 2001, 2000 and 1999 were approximately $23 million, $18 million and $16 million, respectively.

A nonqualified Executive Deferred Compensation Plan established on January 1, 1999, allows eligible employees to defer compensation up to a maximum amount. We do not match employees' contributions under the current plan.

A Deferred Compensation Plan was established on August 26, 1997, for nonemployee members of the Board of Directors. Under this plan, Board members may elect to defer receipt on a pre-tax basis of eligible compensation for serving as nonemployee directors of the Company. In exchange for compensation deferred, Board members are granted discounted stock options to purchase shares of our common stock. All options are fully exercisable upon the date granted and expire seven years after grant or three years after retirement from the Board, if earlier. We may issue up to 675,000 shares under the plan. Outstanding options at February 2, 2002, February 3, 2001, and January 29, 2000, were 101,282, 94,842 and 74,461, respectively.

Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "1996 Plan") was established on March 26, 1996. The Board authorized 93,341,342 shares for issuance under the 1996 Plan, which includes shares available under the Management Incentive Restricted Stock Plan ("MIRSP") and an earlier stock option plan established in 1981, both of which were superseded by the 1996 Plan. The 1996 Plan empowers the Compensation and Stock Option Committee of the Board of Directors (the "Committee") to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. The 1999 Stock Option Plan (the "1999 Plan") was established on March 29, 1999. The Board authorized 22,500,000 shares for issuance under the 1999 Plan. On April 3, 2001, the Board authorized an additional 30,000,000 shares, increasing the number of shares available for issuance under the 1999 plan to 52,500,000 shares. The 1999 Plan empowers the Committee to award nonqualified stock options to non-officers. Stock options generally expire 10 years from the grant date or one year after the date of retirement or death, if earlier. Stock options generally vest over a three-year period, with shares becoming exercisable in full on the third anniversary of the grant date or over a four-year period, with shares becoming exercisable in equal annual installments of 25 percent. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than the fair market value at the date of grant or at other prices as determined by the Committee. Total compensation cost for those stock options issued at less than fair market value and for the restricted shares issued was approximately $8 million, $10 million and $19 million in fiscal 2001, 2000 and 1999, respectively.

In 1998, we established a stock option plan for non-officers, called Stock Up On Success, under which eligible employees received nonqualified stock options. During fiscal 2001, there were no options granted to employees under the plan. The plan was discontinued as of January 10, 2002.

GAP INC. ANNUAL REPORT 2001                                                   39

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan (the "ESPP") under which eligible U.S. employees may purchase our common stock at 85 percent of the lower of the closing price of our common stock on the New York Stock Exchange on the first or last day of the six-month purchase period. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 2,350,049, 1,624,663 and 1,178,333 shares issued under the plan during fiscal 2001, 2000 and 1999, respectively. All shares were acquired from reissued treasury stock. At February 2, 2002, there were 2,810,094 shares reserved for future subscriptions. In January 2002, the Board of Directors amended the ESPP to reserve an additional 11,000,000 shares of common stock for issuance under the ESPP, subject to approval of shareholders at our 2002 Annual Meeting of Shareholders.

During fiscal 2000, we established an Employee Stock Purchase Plan for employees in the United Kingdom. Under the plan, all eligible employees may purchase our common stock at the lower of the closing price of our common stock on the first or last day of the six-month purchase period on the New York Stock Exchange. We will provide a share match for every seven shares purchased. Employees pay for their stock purchases through payroll deductions from (pound)10 to (pound)125 per month, not to exceed the lesser of either (pound)750 per each six-month purchase period or 10 percent of gross annual base salary per tax year. At February 2, 2002, (pound)1 was equivalent to $1.42. There were 25,035 shares issued under the plan during fiscal 2001. All shares were acquired from reissued treasury stock. At February 2, 2002, there were 974,965 shares reserved for future subscriptions.

NOTE G: SHAREHOLDERS' EQUITY AND STOCK OPTIONS

Common and Preferred Stock

We are authorized to issue 60,000,000 shares of Class B common stock, which is convertible into shares of common stock on a share-for-share basis; transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

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

Stock Options

Under our stock option plans, nonqualified options to purchase common stock are granted to officers, directors and eligible employees at exercise prices equal to the fair market value of the stock at the date of grant or at other prices as determined by the Compensation and Stock Option Committee of the Board of Directors.

Stock option activity for all employee benefit plans was as follows:

                                                                Weighted-Average
                                                    Shares       Exercise Price
--------------------------------------------------------------------------------
Balance at January 30, 1999                       97,258,035           $ 11.69
--------------------------------------------------------------------------------
Granted                                           11,780,067             42.15
Exercised                                         (9,942,133)             7.50
Canceled                                          (6,582,343)            17.30
--------------------------------------------------------------------------------
Balance at January 29, 2000                       92,513,626           $ 15.61
--------------------------------------------------------------------------------
Granted                                           28,593,295             33.66
Exercised                                        (13,090,888)             8.82
Canceled                                         (10,939,938)            20.44
--------------------------------------------------------------------------------
Balance at February 3, 2001                       97,076,095           $ 21.29
--------------------------------------------------------------------------------
Granted                                           30,450,716             15.85
Exercised                                         (9,367,810)            11.27
Canceled                                          (9,027,433)            29.12
--------------------------------------------------------------------------------
Balance at February 2, 2002                      109,131,568           $ 19.95
--------------------------------------------------------------------------------

Outstanding options at February 2, 2002, have expiration dates ranging from March 2002 to February 2012.

GAP INC. ANNUAL REPORT 2001                                                   40

At February 2, 2002, we reserved 153,933,077 shares of our common stock, including 1,172,783 treasury shares, for the exercise of stock options. There were 44,245,584, 35,810,440 and 53,480,298 shares available for granting of options at February 2, 2002, February 3, 2001, and January 29, 2000, respectively. Options for 44,670,144, 27,675,466 and 15,682,738 shares were exercisable as of February 2, 2002, February 3, 2001, and January 29, 2000, respectively, and had a weighted-average exercise price of $14.21, $9.59 and $7.76 for those respective periods.

The following table summarizes information about stock options outstanding at February 2, 2002:

                                                                    Options Outstanding                        Options Exercisable
                          ------------------------------------------------------------- ------------------------------------------
                              Number          Weighted-Average                                  Number
                          Outstanding at    Remaining Contractual     Weighted-Average      Exercisable at        Weighted-Average
Range of Exercise Prices   Feb. 2, 2002        Life (in years)         Exercise Price        Feb. 2, 2002           Exercise Price
--------------------------------------------------------------------------------------- ------------------------------------------
$  3.46   to  $    9.80       28,880,028                     3.15              $  7.13          26,970,967               $    7.16

   9.87   to      15.16       28,174,182                     9.37                14.22           1,613,873                   14.01

  15.32   to      25.99       29,630,752                     7.35                22.22          12,143,755                   21.31

  26.19   to      59.23       22,446,606                     7.84                40.65           3,941,549                   40.66
----------------------------------------------------------------------------------------------------------------------------------
$  3.46   to  $   59.23      109,131,568                     6.86              $ 19.95          44,670,144               $   14.21
==================================================================================================================================

We account for our stock option and award plans using the intrinsic value-based method of accounting, under which no compensation cost has been recognized for stock option awards granted at fair market value. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, our net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

                                        52 Weeks Ended           53 Weeks Ended           52 Weeks Ended
                                         Feb. 2, 2002             Feb. 3, 2001            Jan. 29, 2000
--------------------------------------------------------------------------------------------------------
Net earnings (loss)($ in thousands)
--------------------------------------------------------------------------------------------------------
As reported                                 $  (7,764)               $ 877,497               $ 1,127,065
Pro forma                                     (89,069)                 759,597                 1,031,144
--------------------------------------------------------------------------------------------------------
Earnings (loss) per share
--------------------------------------------------------------------------------------------------------
As reported--basic                          $   (0.01)               $    1.03               $      1.32
Pro forma--basic                                (0.10)                    0.89                      1.21
As reported--diluted                            (0.01)                    1.00                      1.26
Pro forma--diluted                              (0.10)                    0.86                      1.15
--------------------------------------------------------------------------------------------------------

The weighted-average fair value of the stock options granted during fiscal 2001, 2000 and 1999 was $5.74, $11.42 and $16.77, respectively. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2001: dividend yield of 0.63 percent; expected price volatility of between 43 percent and 47 percent; risk-free interest rates ranging from 1.3 percent to 5.3 percent and expected lives between 1.75 and 6.2 years. The fair value of stock options granted in 2000 was based on the following weighted-average assumptions: dividend yield of 0.3 percent; expected price volatility of between 39 percent and 43 percent; risk-free interest rates ranging from 4.1 percent to 5.2 percent and expected lives between 3.3 and 8.4 years. The fair value of stock options granted in 1999 was based on the following weighted-average assumptions: dividend yield of 0.2 percent; expected price volatility of 35 percent; risk-free interest rates ranging from 5.4 percent to 6.7 percent and expected lives between 3.9 and 6.2 years.

GAP INC. ANNUAL REPORT 2001                                                   41

NOTE H: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share includes the additional dilutive effect of our potentially dilutive securities, which includes certain stock options and unvested shares of restricted stock. The following summarizes the incremental shares from these potentially dilutive securities, calculated using the treasury stock method, as included in the calculation of diluted weighted-average shares.

                                                  52 Weeks Ended      53 Weeks Ended      52 Weeks Ended
                                                    Feb. 2, 2002        Feb. 3, 2001       Jan. 29, 2000
--------------------------------------------------------------------------------------------------------
Weighted-average number of shares -- basic           860,255,419         849,810,658         853,804,924
--------------------------------------------------------------------------------------------------------
Incremental shares from:
   Stock options                                              --          28,811,344          39,781,579
   Restricted stock                                           --             515,192           1,442,673
--------------------------------------------------------------------------------------------------------
Weighted-average number of shares -- diluted         860,255,419         879,137,194         895,029,176
========================================================================================================

Excluded from the above computations of weighted-average shares for diluted earnings (loss) per share were options to purchase 56,800,632, 20,154,144 and 7,089,268 shares of common stock for fiscal 2001, 2000 and 1999, respectively. Additionally, a put option to repurchase 400,000 shares for fiscal 2000 was excluded from the above computations. Issuance or repurchase of these securities would have resulted in an antidilutive effect on earnings (loss) per share. In addition, diluted losses per share for fiscal 2001 is computed using the basic weighted-average number of shares outstanding and excludes 13,395,045 dilutive shares as their effect is antidilutive when applied to losses.

NOTE I: RELATED PARTY TRANSACTIONS

We have an agreement with Fisher Development, Inc. ("FDI"), a company wholly owned by the brother of our chairman and the brother's immediate family, setting forth the terms under which FDI may act as one of our general contractors in connection with our construction activities. FDI acted as general contractor for 282, 675 and 547 new store concepts' leasehold improvements and fixtures during fiscal 2001, 2000 and 1999, respectively. In the same respective years, FDI supervised construction of 171, 262 and 123 store concept expansions, remodels and relocations as well as headquarters facilities. The total amount paid under the agreement was approximately $416 million, $741 million and $485 million, including profit and overhead costs of approximately $42 million, $59 million and $47 million, for fiscal 2001, 2000 and 1999, respectively. At February 2, 2002, and February 3, 2001, amounts due to FDI were approximately $15 million and $62 million, respectively. The agreement with FDI is reviewed annually by the Audit and Finance Committee of the Board of Directors.

GAP INC. ANNUAL REPORT 2001                                                   42

NOTE J: REDUCTIONS IN WORKFORCE AND OTHER ACTIONS

In June 2001, we announced a reduction in workforce to streamline headquarters staffing and improve organizational efficiencies.

We plan to close distribution facilities in Ventura, California; Basildon, England; Erlanger, Kentucky and Roosendaal, Holland. The reduction in workforce and distribution center closures resulted in the elimination of approximately 2,000 positions consisting of 1,370 layoffs of headquarters, distribution center and Banana Republic field employees, and the elimination of 630 open positions.

The closure of the Ventura and Basildon facilities are expected to be completed by the first quarter of fiscal 2002, and the Erlanger and Roosendaal facilities are expected to be closed by the third quarter of fiscal 2002, respectively. As of February 2, 2002, these four facilities remained in operation.

As a result of the reduction in workforce and distribution center closures, as described above, we recorded a charge of approximately $38 million in exit costs and $11 million in other costs related to these actions during fiscal 2001. Components of accrued exit costs and changes in accrued amounts related to these workforce reductions and other actions as of February 2, 2002, were as follows:

                                Severance and                         Asset
($ in thousands)                 Outplacement     Facilities    Write-Downs          Total
------------------------------------------------------------------------------------------
Balance at February 3, 2001         $      --       $     --       $     --     $       --
------------------------------------------------------------------------------------------
Provisions                             29,945          7,040            757         37,742
Payments/deductions                   (24,510)            --           (757)       (25,267)
------------------------------------------------------------------------------------------
Balance at February 2, 2002         $   5,435       $  7,040       $     --     $   12,475
==========================================================================================

Severance and outplacement costs related to approximately 1,370 employees. Employee separation expenses are comprised of severance pay, outplacement services, medical and other related benefits. As of February 2, 2002, approximately 1,070 positions had been separated or were currently in the separation process. Remaining cash expenditures associated with employee separations are estimated to be approximately $5.4 million and are expected to be paid by the third quarter of fiscal 2002.

Long-term asset write-downs include items identified as no longer needed to support ongoing operations. During the fiscal year ended February 2, 2002, we recorded an impairment charge of $0.8 million related to the Roosendaal, Holland, facility to reduce the net book value of the facility to the estimated net selling price.

Facilities-related charges associated with distribution center closures include costs associated with lease terminations, facilities restoration and equipment removal. During the fiscal year ended February 2, 2002, we recorded $7.0 million in facilities-related charges. Remaining cash expenditures associated with facilities as of February 2, 2002, are estimated to be approximately $7.0 million and are expected to be paid by November 2003.

In addition, we are consolidating and downsizing headquarters facilities in our San Francisco and San Bruno campuses as part of our cost containment efforts. We recorded a charge of approximately $51 million during fiscal 2001, $48 million of which was a reserve for the difference between our rent and the rate at which we expect to be able to sublease the properties through 2015. Components of accrued exit costs related to these headquarters facilities as of February 2, 2002, were as follows:

                                          Sublease            Asset
($ in thousands)                           Reserve      Write-Downs       Total
-------------------------------------------------------------------------------
Balance at February 3, 2001                $    --      $        --     $    --
-------------------------------------------------------------------------------
Provisions                                  47,274            3,393      50,667
Payments/deductions                         (3,054)          (3,393)     (6,447)
-------------------------------------------------------------------------------
Balance at February 2, 2002                $44,220      $        --     $44,220
===============================================================================

GAP INC. ANNUAL REPORT 2001                                                   43

NOTE K: SUBSEQUENT EVENTS

Subsequent to year-end, we replaced our existing $1.45 billion bank facilities, $1.3 billion of which was scheduled to expire in June 2002, with a new $1.4 billion secured revolving credit facility (the "new Facility"). The new Facility is secured and contains financial and other covenants, including limitations on capital expenditures, liens, cash dividends and investments, and maintenance of certain financial ratios, including a fixed-charge coverage ratio not less than 1.2:1 and 1.4:1 for fiscal 2002 and fiscal 2003, respectively, and an asset-coverage ratio of not less than 1.75:1. The new Facility will be used for general corporate purposes, including trade letters of credit issuance and advances.

On February 14, 2002, Moody's reduced our long- and short-term senior unsecured credit ratings from Baa3 to Ba2 and from Prime-3 to Not Prime, respectively, with a negative outlook on our long-term ratings, and Standard & Poor's reduced our long- and short-term credit ratings from BBB+ to BB+ and from A-2 to B, respectively, with a stable outlook on our long-term ratings. On February 27, 2002, Moody's reduced our long-term senior unsecured credit ratings from Ba2 to Ba3 and stated that its outlook on our long-term ratings was stable. As a result of downgrades in our long-term credit ratings, the interest rates payable by us on $700 million of our outstanding notes are subject to increase by 175 basis points, effective June 15, 2002. Any further downgrades of our long-term credit ratings by these rating agencies would result in further increases in the interest rates payable by us on $700 million of our outstanding notes. As a result of the downgrades in our short-term credit ratings, we no longer have meaningful access to the commercial paper market. In addition, we expect both the recent and any future lowering of the ratings on our debt to result in reduced access to the capital markets and higher interest costs on future financings.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, at par and received the net proceeds in cash. Interest is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2002. We have an option to call the bonds on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of approximately 85,607,940 shares. If converted, these additional shares would reduce our future earnings per share. Prior to conversion, the convertible notes are potentially dilutive at certain earnings levels. The effects of these dilutive securities will be computed using the if-converted method. The net proceeds will be used for general corporate purposes.

GAP INC. ANNUAL REPORT 2001                                                   44

QUARTERLY INFORMATION
(Unaudited)

Financial Data

                                                                                                                Fiscal 2001
                                  -----------------------------------------------------------------------------------------
($ in thousands except            13 Weeks Ended   13 Weeks Ended   13 Weeks Ended       13 Weeks Ended      52 Weeks Ended
per share amounts)                   May 5, 2001     Aug. 4, 2001     Nov. 3, 2001         Feb. 2, 2002        Feb. 2, 2002
---------------------------------------------------------------------------------------------------------------------------
Net sales                            $ 3,179,656     $  3,245,219      $ 3,333,373         $  4.089,625       $ 13,847,873
Gross profit                           1,125,174        1,041,082          950,639            1,026,589          4,143,484
Net earnings (loss)                      115,480           89,751         (178,837)(a)          (34,158)            (7,764)
Earnings (loss) per share -- basic          0.14             0.10            (0.21)               (0.04)             (0.01)
Earnings (loss) per share -- diluted        0.13             0.10            (0.21)               (0.04)             (0.01)
===========================================================================================================================
(a) Includes $131 million tax charge.


                                                                                                               Fiscal 2000
                                  -----------------------------------------------------------------------------------------
($ in thousands except            13 Weeks Ended   13 Weeks Ended   13 Weeks Ended       14 Weeks Ended      53 Weeks Ended
per share amounts)                 Apr. 29, 2000    Jul. 29, 2000    Oct. 28, 2000         Feb. 3, 2001        Feb. 3, 2001
---------------------------------------------------------------------------------------------------------------------------
Net sales                            $ 2,731,990      $ 2,947,714      $ 3,414,668         $  4,579,088       $  13,673,460
Gross profit                           1,130,085        1,110,650        1,257,207            1,576,076           5,074,018
Net earnings                             235,476          183,920          186,348              271,753             877,497
Earnings per share -- basic                 0.28             0.22             0.22                 0.32                1.03
Earnings per share -- diluted               0.27             0.21             0.21                 0.31                1.00
===========================================================================================================================

Per Share Data

                                                      Market Prices           Cash Dividends Paid (a)
                    -----------------------------------------------   -------------------------------
Fiscal                             2001                        2000              2001            2000
-------------------------------------------------------------------   -------------------------------
                      High          Low         High            Low
-----------------------------------------------------------------------------------------------------
1st Quarter         $31.73       $22.02       $53.75         $35.00           $0.0222         $0.0222
2nd Quarter          34.98        25.38        39.81          28.00            0.0222          0.0222
3rd Quarter          28.40        11.12        38.00          18.50            0.0222          0.0222
4th Quarter          17.00        11.69        34.00          21.50            0.0222          0.0222
-----------------------------------------------------------------------------------------------------
Year                                                                          $0.0888         $0.0888
=====================================================================================================

The principal markets on which our stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of our stock as of March 15, 2002, was 10,505.

(a) Our new $1.4 billion secured revolving credit facility restricts cash dividends to an amount not in excess of $.0888 per year per share, with such per share amount to be adjusted ratably in respect of common stock distributions to holders of our equity interests, recapitalizations, stock splits or any similar event.

GAP INC. ANNUAL REPORT 2001                                                   45