Form 10-K, Exhibit 13
period 2004-01-31
GAP INC
filed 2004-03-30
CIK 39911

EXHIBIT 13

FIVE-YEAR SELECTED FINANCIAL DATA

Compound Annual Growth Rate			Fiscal Year (in weeks)
	3-year	5-year	2003 (52)	2002 (52)	2001 (52)	2000 (53)	1999 (52)
Operating Results ($ in millions)
Net sales	5%	12%	$15,854	$14,455	$13,848	$13,673	$11,635
Cost of goods sold and occupancy expenses	—	—	9,886	9,542	9,705	8,599	6,776
Percentage of net sales	—	—	62.4%	66.0%	70.1%	62.9%	58.2%
Operating expenses	—	—	$4,089	$3,901	$3,806	$3,629	$3,043
Net interest expense	—	—	196	212	96	63	32
Earnings before income taxes	7	5	1,683	800	241	1,382	1,785
Percentage of net sales	—	—	10.6%	5.5%	1.7%	10.1%	15.3%
Income taxes	—	—	$653	$323	$249	$504	$658
Net earnings (loss)	6	5	1,030	477	(8)	878	1,127
Percentage of net sales	—	—	6.5%	3.3%	(0.1%)	6.4%	9.7%
Cash dividends paid	—	—	$79	$78	$76	$75	$76
Purchase of property and equipment	—	—	272	303	957	1,882	1,239
Depreciation and amortization	—	—	664	693	732	536	402

Per Share Data
Net earnings (loss)—basic	4%	4%	$1.15	$0.54	$(0.01)	$1.03	$1.32
Net earnings (loss)—diluted	3	4	1.09	0.54	(0.01)	1.00	1.26
Cash dividends paid (a)	—	—	0.09	0.09	0.09	0.09	0.09
Shareholders’ equity (book value)	—	—	5.37	4.18	3.48	3.43	2.63

Financial Position ($ in millions)
Property and equipment, net	(6%)	13%	$3,368	$3,777	$4,161	$4,008	$2,715
Merchandise inventory	(4)	10	1,704	2,048	1,769	1,904	1,462
Total assets	14	21	10,343	9,902	7,683	7,013	5,189
Inventory per square foot	—	—	45	53	47	59	59
Inventory per square foot (decrease) increase	—	—	(15.5%)	13.5%	(20.3%)	0.1%	14.7%
Working capital	—	—	$4,197	$3,014	$1,023	$(151)	$445
Current ratio	—	—	2.68:1	2.11:1	1.48:1	0.95:1	1.25:1
Total long-term debt and senior convertible notes, less current maturities	—	—	$2,487	$2,896	$1,961	$780	$785
Ratio of long-term debt and senior convertible notes to shareholders’ equity (b)	—	—	0.52:1	0.79:1	0.65:1	0.35:1	0.35:1
Shareholders’ equity	—	—	$4,783	$3,658	$3,010	$2,928	$2,233
Return on average assets	—	—	10.2%	5.4%	(0.1%)	14.4%	24.6%
Return on average shareholders’ equity	—	—	24.4%	14.3%	(0.3%)	34.0%	59.2%

Statistics
Number of store locations opened	—	—	35	115	324	434	315
Number of store locations closed	—	—	130	95	75	60	17
Number of store locations open at year-end	(6%)	4%	3,022	3,117	3,097	2,848	2,474
Net (decrease) increase in number of store locations	—	—	(3%)	1%	9%	15%	14%
Comparable store sales increase (decrease) percentage (52-week basis)	—	—	7%	(3%)	(13%)	(5%)	7%
Net sales per average square foot (52-week basis) (c)	—	—	$415	$378	$394	$482	$548
Square footage of store space at year-end (d)	5	14	36,518	37,252	36,333	31,373	23,978
Percentage (decrease) increase in square feet	—	—	(2%)	3%	16%	31%	28%
Number of employees at year-end	1	9	153,000	169,000	165,000	166,000	140,000
Weighted-average number of shares—basic (d)	—	—	892,555	875,546	860,255	849,811	853,805
Weighted-average number of shares—diluted (d)	—	—	988,178	881,478	860,255	879,137	895,029
Number of shares outstanding at year-end, net of treasury stock (d)	—	—	897,202	887,328	865,727	853,997	850,499

(a)	Excludes a dividend of $.0222 per share declared in January 2004 (fiscal 2003) but paid in the first quarter of fiscal 2004.

(b)	Long-term debt includes current maturities.

(c)	Based on monthly average store square footage.

(d)	In thousands.

22	FIVE-YEAR SELECTED FINANCIAL DATA

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

The information made available below and elsewhere in this Annual Report contains certain forward-looking statements that reflect the current view of Gap Inc. (the “company,” “we,” “our”) with respect to future events and financial performance. Wherever used, the words “estimate,” “expect,” “plan,” “anticipate,” “believe,” “may” and similar expressions identify forward-looking statements.

Any such forward-looking statements are subject to risks and uncertainties, and our future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging domestic and international retail environments, changes in the level of consumer spending or preferences in apparel, trade restrictions and political or financial instability in countries where our goods are manufactured, impact of legal proceedings, and/or other factors that may be described in our Annual Report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

We assume no obligation to publicly update or revise our forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

Overall for fiscal 2003, we executed well against our strategic priorities of driving quality earnings by improving margins, improving our inventory turns, flowing our earnings through to strong cash flow and increasing our returns on capital by optimizing the productivity of our store fleet through selective closures and repositioning. We’re pleased that total sales and comparable stores sales were up in each division and we had positive comparable store sales each month of fiscal 2003. We better satisfied our customers, and we delivered more value to our shareholders.

Key to these gains was more disciplined inventory management and better product assortments. During fiscal 2003, we began implementing initiatives to better manage inventory and improve inventory turns. These initiatives include optimizing receipt timing, re-evaluating optimal in-store and distribution center inventory levels and re-evaluating replenishment frequency. Better product assortments were driven by our consumer insight initiatives. Consumer insights are now embedded in our product development process through ongoing consumer and competitor research, customer fit camps and focus groups, and feedback from our store associates. This work helps ensure that assortments are well balanced and that each brand is appropriately interpreting fashion and style trends to satisfy customers’ needs. At lower inventory levels and better product assortments than prior year, we supported positive comparable store sales growth while meeting customer expectations and minimizing fashion and markdown risk.

We ended fiscal 2003 with $4.7 billion in cash and short-term investments, representing an increase in cash and short-term investments compared with fiscal 2002 of $1.3 billion. A portion of our total cash is restricted; the majority of which serves as collateral to our letter of credit agreements. Driving our significant year-over-year cash flow performance were improved earnings, lower working capital uses related to inventory purchases and reduced capital spending. While we added $1.3 billion in cash and short-term investments to our Consolidated Balance Sheets, we reduced our debt balances by $626 million. In the first quarter of fiscal 2003, we repaid a maturing $500 million two-year bond, and during the second half of fiscal 2003, we executed open market debt repurchases of Euro and domestic bonds, using cash flows from operating activities. In addition, in June 2003 we executed a new credit facility with improved terms and covenants and increased flexibility based on creditors’ acknowledgment of our improved financial position.

As we continue to improve our product assortments, marketing and customer service, we will continue to focus on improving margins, increasing the efficiency of our capital resources and reducing our debt.

GAP INC. 2003 ANNUAL REPORT	23

Results of Operations

Net Sales

	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Net sales (in millions)	$15,854	$14,455	$13,848
Total net sales growth percentage	10%	4%	1%
Comparable store sales increase (decrease) percentage	7%	(3%)	(13%)
Net sales per average square foot	$415	$378	$394
Square footage of store space at year-end (in thousands)	36,518	37,252	36,333
Number of new store locations	35	115	324
Number of closed store locations	130	95	75

A store is included in comparable store sales (“Comp”) when it has been open at least one year and it has not been expanded or remodeled by more than 15 percent or permanently relocated within that year. Therefore, a store is included in Comp on the first day it has comparable prior year sales. Stores in which square footage has been expanded or remodeled by 15 percent or more are excluded from Comp until the first day they have comparable prior year sales at the expanded or remodeled location.

A store is considered non-comparable (“Non-comp”) when, in general, the store had no comparable prior year sales. For example, a new store or a store that has been expanded by more than 15 percent or permanently relocated within the last year is considered Non-comp. Non-store sales such as online operations are also considered Non-comp.

Net sales increased $1.4 billion in fiscal 2003 compared with fiscal 2002. This increase is due to an increase in our comparable store sales of $993 million and an increase in our non-comparable store sales of $406 million. The increase in our comparable store sales was driven by better product assortments, which drove an increase in the number of customers making a purchase, primarily at Gap U.S., Old Navy and Gap International. Better product assortments and improved inventory management drove higher average unit retail sales, primarily at Banana Republic, Gap U.S. and Gap International, and increased units per transaction, primarily at Old Navy and Gap U.S.

Because we translate foreign currencies into U.S. dollars for reporting purposes, currency fluctuations can have an impact on our results. The impact of changes in foreign currency exchange rates during fiscal 2003 positively affected the translation of foreign currency sales into U.S. dollars. For fiscal 2003, currency fluctuations accounted for $224 million of the increase in net sales.

Comparable store sales percentage by division for fiscal 2003 and 2002 were as follows:

•	Gap U.S. reported positive 7 percent in 2003 versus negative 7 percent in 2002

•	Gap International reported positive 6 percent in 2003 versus negative 5 percent in 2002

•	Banana Republic reported positive 7 percent in 2003 versus negative 1 percent in 2002

•	Old Navy reported positive 8 percent in 2003 versus positive 1 percent in 2002

Total sales by division for fiscal 2003, 2002 and 2001 were as follows:

•	Gap U.S. reported $5.3 billion in 2003 versus $5.1 billion in 2002 and $5.2 billion in 2001

•	Gap International reported $2.0 billion in 2003 versus $1.7 billion in 2002 and $1.6 billion in 2001

•	Banana Republic reported $2.1 billion in 2003 versus $1.9 billion in 2002 and $1.9 billion in 2001

•	Old Navy reported $6.5 billion in 2003 versus $5.8 billion in 2002 and $5.1 billion in 2001

Sales productivity in fiscal 2003 improved 19% to $415 per average square foot, compared with $378 per average square foot in fiscal 2002. The increase in net sales per average square foot for fiscal 2003 was primarily attributable to increases in comparable store sales.

24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Store count and square footage activity were as follows:

	Jan. 31, 2004		Feb. 1, 2003
	Number of Store Locations	Sq. Ft. (In Millions)	Number of Store Locations	Sq. Ft. (In Millions)
Gap U.S.	1,249	11.3	1,327	11.9
Gap Outlet	140	1.4	133	1.3
Gap International
United Kingdom	133	1.3	142	1.3
United Kingdom Outlet	7	0.1	7	0.1
Canada	102	1.0	106	1.0
Canada Outlet	2	—	2	—
France	35	0.3	36	0.3
Japan	67	0.8	69	0.8
Japan Outlet	2	—	2	—
Germany	10	0.1	10	0.1
Banana Republic U.S.	376	3.2	382	3.2
Banana Republic Canada	16	0.1	16	0.1
Banana Republic Outlet	43	0.4	43	0.3
Old Navy U.S.	765	15.4	774	15.7
Old Navy Canada	33	0.7	28	0.6
Old Navy Outlet	42	0.6	40	0.6

Total	3,022	36.5	3,117	37.3

(Decrease) Increase	(3%)	(2%)	1%	3%

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses include the cost of merchandise, rent, occupancy and depreciation for our stores and distribution centers.

Cost of goods sold and occupancy expenses as a percentage of net sales decreased 3.6 percentage points to 62.4 percent in fiscal 2003 compared with 66.0 percent in fiscal 2002.

The decrease in fiscal 2003 compared with fiscal 2002 was driven by an increase in merchandise margins and decreased occupancy expenses of 2.4 percentage points and 1.3 percentage points, respectively. The increase in merchandise margins as a percentage of net sales of 2.4 percentage points in fiscal 2003 was primarily driven by strong product assortments, which drove our improved markdown margins, and an increase in the percentage of goods sold at regular price across all divisions compared with fiscal 2002. In addition, favorable shortage results from annual inventory counts completed during fiscal 2003 contributed to our merchandise margin improvement as a percentage of net sales. The 1.3 percentage point improvement in our occupancy expenses was primarily driven by a 0.9 percentage point improvement from leveraging our rent, occupancy and depreciation expenses combined with the decrease in square footage on improved sales.

Cost of goods sold and occupancy expenses as a percentage of net sales decreased 4.1 percentage points to 66.0 percent in fiscal 2002 compared with 70.1 percent in fiscal 2001. The decrease in fiscal 2002 compared with fiscal 2001 was driven by an increase in merchandise margins and decreased occupancy expenses of 3.9 percentage points and 0.2 percentage points, respectively. The increase in merchandise margins as a percentage of net sales of 3.9 percentage points in fiscal 2002 was primarily driven by a decrease in markdown selling and higher markdown margins compared with fiscal 2001.

GAP INC. 2003 ANNUAL REPORT	25

As a general business practice, we review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear the majority of this merchandise.

Operating Expenses

Operating expenses increased $188 million in fiscal 2003, but decreased 1.2 percentage points as a percentage of net sales from 27.0 percent to 25.8 percent compared with fiscal 2002. This decrease was due primarily to higher leverage on store payroll, benefit costs and operating expenses. The increase in total operating expense dollars compared with fiscal 2002 was primarily due to higher repair and maintenance expenses to support our aging store fleet, higher store payroll to support increased sales and market price premiums paid for our open market bond repurchases made during fiscal 2003. These increases were partially offset by insurance recovery proceeds of about $20 million received in the second quarter of fiscal 2003, that were primarily related to the World Trade Center stores.

In support of our ongoing goal to return to an investment grade credit rating, we reduced our outstanding debt by $626 million by repaying $500 million of maturing debt and repurchasing $168 million of Euro and domestic bonds. The debt reduction was partially offset by a $42 million increase in the carrying value of our Euro bond as a result of foreign currency translation. Although the bond repurchases are net present value positive, we incurred $21 million in operating expenses related to the market price premiums that we paid to retire our bonds.

Operating expenses increased $95 million in fiscal 2002, but decreased 0.5 percentage points as a percentage of net sales from 27.5 percent to 27.0 percent compared with fiscal 2001. This decrease was driven by cost reductions and expense savings, which accounted for a 1.6 percentage point decrease, partially offset by a loss of sales leverage, which accounted for a 0.7 percentage point increase in operating expenses as a percentage of net sales. Incremental advertising, which included TV campaigns and circulars, and additional excess corporate facilities charges drove an additional 0.4 percentage point increase in operating expenses as a percentage of net sales.

Other operating charges

The following discussion should be read in conjunction with Note E to the accompanying consolidated financial statements.

In January 2004, we signed an agreement to sell our Gap brand operations in Germany, effective August 1, 2004. Gap brand operations in Germany represent our smallest international retail business, and with only 10 store locations, account for well under 1 percent of total company sales. As a result of our decision, we recognized an operating expense charge of $14 million for asset write-downs. This decision represents a strategic move toward re-allocating our international resources to optimize growth in our other existing markets and focusing our attention on more attractive, longer-term growth opportunities in new markets.

During fiscal 2003 and fiscal 2002, due to the continued deterioration of the commercial real estate market, we revised our sublease income and sublease commencement projections and assumptions related to corporate facilities in our San Francisco and San Bruno campuses. Additionally, in fiscal 2002, we considered our corporate facilities space needs and identified and abandoned additional excess facility space. As a result of these actions, we recorded additional sublease loss charges of $8.6 million and $77.4 million in fiscal 2003 and fiscal 2002, respectively. The sublease loss charges were recorded in operating expenses in the Consolidated Statements of Operations.

Remaining cash expenditures associated with the sublease loss reserve are expected to be paid over the remaining various lease terms through 2017. Based on our current assumptions as of January 31, 2004, we expect the sublease of our excess facilities to result in a total reduction of approximately $247 million in future rent expense. Our accrued liability related to the sublease loss charges of about $102 million at January 31, 2004, was net of approximately $111 million of estimated sublease income to be generated from sublease contracts, which have not yet been identified. Our ability to generate this amount of sublease income is highly dependent upon economic conditions and commercial real estate market conditions at the time we negotiate sublease arrangements with third parties. While the amount we have accrued represents our best estimate of the remaining obligations we expect to incur in connection with these facilities, estimates are subject to change and may require additional adjustments as conditions and facts change. If adverse macroeconomic conditions continue, particularly as they pertain to the commercial real estate market, we may be required to further reduce our estimated future sublease income and, accordingly, incur a charge to increase our estimated accrued liability.

26	MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of improved business performance, new business initiatives and opportunities for future growth, and continued high levels of office vacancy in the San Francisco Bay Area market, management is commencing a thorough assessment of our available space and future needs. The results of this analysis could positively or negatively impact the level of our sublease reserves.

Interest Expense

The decrease of $15 million in interest expense for fiscal 2003, compared with fiscal 2002, was primarily due to lower fees related to our new three-year secured $750 million revolving credit facility and $1.2 billion letter of credit agreements, and to the maturity of our $500 million two-year bond in May 2003. This decrease was partially offset by a full year of interest expense in fiscal 2003 on our senior convertible notes issued in March 2002, plus a full year of higher coupon interest rates on our outstanding notes maturing in fiscal 2005 and fiscal 2008. The higher coupon interest rates on these notes, which took effect on June 15, 2002, is a result of downgrades in our long-term senior unsecured credit ratings in the first quarter of fiscal 2002.

The increase of $139 million in interest expense for fiscal 2002 compared with fiscal 2001 was primarily due to an increase in long-term borrowings in fiscal 2002 and late fiscal 2001 and higher fees on the $1.4 billion secured two-year credit facility entered into in March 2002. For fiscal 2004, we expect our gross interest expense, excluding interest income on cash investments, to be $210 million to $220 million for the full year.

Interest Income

The increase of $1.2 million in interest income in fiscal 2003 compared with fiscal 2002 was primarily due to increases in average cash available for investment as a result of improved cash flows from operations.

The increase of $24 million in interest income in fiscal 2002 compared with fiscal 2001 was due to increases in average cash available for investment, primarily due to the issuance of senior convertible notes in March 2002, partially offset by a decrease in interest rates.

Income Taxes

The effective tax rate was 38.8 percent, 40.4 percent and 49 percent (excluding the $131 million tax charge recorded during fiscal 2001) in fiscal 2003, 2002 and 2001, respectively.

The decrease in the effective tax rate in fiscal 2003 from fiscal 2002 was primarily driven by an improvement in the mix of earnings from domestic and international operations, improved earnings performance and the determination that it is more likely than not that certain accumulated state net operating losses will be available to offset future income.

The decrease in the effective tax rate in fiscal 2002 from fiscal 2001 (excluding the $131 million tax charge recorded during fiscal 2001) was primarily driven by an improvement in the mix of earnings in domestic and international operations and improved earnings performance.

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

We currently expect the fiscal 2004 effective tax rate to be within a range of 38.5 percent to 39.5 percent. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations and the overall level of earnings and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

GAP INC. 2003 ANNUAL REPORT	27

Financial Condition

Liquidity

The following sets forth certain measures of our liquidity:

Fiscal Year	2003	2002	2001
Working capital (in millions)	$4,197	$3,014	$1,023
Current ratio	2.68:1	2.11:1	1.48:1

We ended fiscal 2003 with $4.7 billion in cash, of which $1.4 billion was restricted and $1.1 billion was held in short-term investments. Our restricted cash primarily serves as collateral to our letter of credit agreements, which are used to pay vendors for inventory. These agreements enabled us to lower interest expense in fiscal 2003. Our total outstanding debt was $2.8 billion. We believe the combination of cash on hand and cash from operations will provide adequate liquidity for business operations, capital expenditures, debt reduction, dividend payments and growth opportunities. At January 31, 2004, our working capital and current ratio calculation included the $1.4 billion of restricted cash.

Cash flows from operating activities

For fiscal 2003, the $933 million increase in net cash provided by operating activities compared with fiscal 2002 was primarily attributable to improvement in our net earnings (exclusive of depreciation and amortization) and a decrease in the relative growth of merchandise inventory. This was offset by changes in other operating assets and liabilities, which were primarily driven by timing of certain payments.

Our inventory balance at January 31, 2004, was $1.7 billion, a decrease from February 1, 2003, of $344 million. Inventory per square foot was $45, or $8 per square foot lower than in fiscal 2002. Inventory management remains an area of focus as we continue to execute against our strategies to optimize inventory productivity and more effectively manage slower turning inventory while maintaining appropriate in-store merchandise levels to support sales growth.

For fiscal 2002, the $97 million decrease in net cash provided by operating activities compared with fiscal 2001 was primarily due to an increase in merchandise inventory and a decrease in the relative growth in accounts payable and long-term liabilities, partially offset by an increase in net earnings (exclusive of depreciation and amortization).

Our inventory balance at February 1, 2003, was $2.0 billion, an increase from February 2, 2002, of $279 million. Inventory per square foot was $53, or $6 per square foot higher than in fiscal 2001. The increase in our inventory at February 1, 2003, was primarily a result of unusually low inventory levels at February 2, 2002, as we had aggressively liquidated slow moving merchandise and restrained inventory investments until the second half of fiscal 2002, when we were more confident in our product.

We fund inventory expenditures during normal and peak periods through cash flow from operations. Our business follows a seasonal pattern, peaking over a total of about 13 weeks during the back-to-school and holiday periods. During fiscal 2003 and fiscal 2002, these periods accounted for 33 percent and 34 percent, respectively, of our annual net sales. The seasonality of our operations may lead to significant fluctuations in certain asset and liability accounts between fiscal year-end and subsequent interim periods.

28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flows from investing activities

For fiscal 2003, net cash used for investing activities increased $422 million compared with fiscal 2002. For fiscal 2002, net cash used for investing activities decreased $364 million compared with fiscal 2001. The increase in fiscal 2003 was driven by increased purchases of short-term investments due to our improved cash position. The decrease in fiscal 2002 were driven by reduced capital expenditures for our new stores as a result of our decision to reduce our square footage growth rate offset by our short-term investing activity. For fiscal 2003 our net square footage decreased 2 percent.

In fiscal 2003, capital expenditures totaled approximately $272 million. The majority of these expenditures were used for 35 new store locations, store remodels and information technology. Capital expenditures for fiscal 2002 and fiscal 2001 were $303 million and $957 million, respectively, resulting in a net increase in store space of 0.9 million square feet in fiscal 2002 and 5.0 million in fiscal 2001.

For fiscal 2004, we expect capital expenditures to be about $500 million. Approximately $155 million of the capital spending is for information technology. Store capital is estimated to be about $320 million, with about $120 million for new stores and about $200 million for existing stores. Capital spending for headquarters and distribution centers is estimated to be about $25 million. We expect to open about 125 new store locations and to close about 135 store locations. New store locations will be weighted toward Old Navy, while Gap U.S. stores will account for the majority of locations closed. As a result, we expect net square footage to remain flat for the full year fiscal 2004. We expect to fund those capital expenditures with cash flows from operations.

Cash flows from financing activities

For fiscal 2003, the $3.3 billion decrease in net cash provided by financing activities compared with fiscal 2002 was primarily due to the restriction of cash that serves as collateral to our letter of credit agreements. In the first quarter of fiscal 2003, we repaid a maturing $500 million two-year bond. Additionally, in the third quarter of fiscal 2003 we repurchased the equivalent of $27 million of Eurobonds in the open market, and in the fourth quarter of fiscal 2003 we repurchased about $141 million of domestic bonds in the open market.

For fiscal 2002, the $1.1 billion increase in net cash provided by financing activities compared with fiscal 2001 was a result of the issuance of $1.38 billion senior convertible notes in March 2002.

Credit facility

In June 2003, we replaced our existing $1.4 billion secured two-year credit facility scheduled to expire in March 2004 with a new three-year secured $750 million revolving credit facility (the “new Facility”). In addition, we executed agreements securing $1.2 billion in letter of credit issuing capacity. The letter of credit agreements also have three-year terms and are secured by approximately $1.24 billion in cash, which is included in restricted cash on our Consolidated Balance Sheets. The new Facility is available for general corporate purposes. The fees related to the new Facility fluctuate based on our long-term senior unsecured credit ratings and our leverage ratio.

The new Facility contains financial and other covenants, including, but not limited to, limitations on capital expenditures, liens and cash dividends and maintenance of certain financial ratios, including a fixed charge coverage ratio and a leverage ratio. The letter of credit agreements contain a fixed charge coverage ratio that is more lenient than the ratio in the new Facility. Violation of these covenants could result in a default under the new Facility and letter of credit agreements, which would permit the participating banks to restrict our ability to further access the new Facility for letters of credit and advances, terminate our ability to request letters of credit pursuant to the letter of credit agreements and require the immediate repayment of any outstanding advances under the new Facility. In addition, such a default could, under certain circumstances, permit the holders of our outstanding unsecured debt to accelerate payment of such obligations.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the Consolidated Balance Sheets at the time of merchandise title transfer, although the letters of credit are generally issued prior to this.

As of January 31, 2004, we had $732 million in trade letters of credit issued under our letter of credit agreements. There were no drawings under the new Facility.

GAP INC. 2003 ANNUAL REPORT	29

Other debt information

On February 27, 2004, Standard & Poor’s Rating Services (“Standard & Poor’s”) changed our long-term senior unsecured credit ratings outlook from negative to stable. On February 9, 2004, Moody’s Investors Service (“Moody’s”) placed our credit on review for possible upgrade. On December 22, 2003, Moody’s changed our long-term ratings outlook from stable to positive. On August 12, 2003, Moody’s changed our long-term senior unsecured credit ratings outlook from negative to stable and raised our speculative grade liquidity (SGL) rating from SGL-2 to SGL-1. The SGL rating is intended to give bondholders a short-term (12-18 month) view of a company’s ability to meet operating and financing obligations. The rating is based on a scale of 1 to 4, with 1 being the highest.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the “2005 notes”), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.8 percent, due December 15, 2008 (the “2008 notes”). The interest rate payable on the notes of each series is subject to adjustment from time to time if either Moody’s or Standard & Poor’s reduces the rating ascribed to the notes below Baa2, in the case of Moody’s, or below BBB+, in the case of Standard & Poor’s. The interest rate on the notes will be increased by 0.25 percent for each rating category downgrade by either rating agency. In addition, if Moody’s or Standard & Poor’s subsequently increases the rating ascribed to the notes, the ongoing interest rate then payable on the notes will be decreased by 0.25 percent for each rating category upgrade by either rating agency up to Baa2, in the case of Moody’s, or BBB+, in the case of Standard & Poor’s. In no event will the interest rate be reduced below the original interest rate payable on the notes. Since we have experienced downgrades in our credit ratings since the notes were issued, the interest rate payable by us on the 2005 notes has increased by 175 basis points to 9.90 percent per annum and the interest rate payable by us on the 2008 notes has increased by 175 basis points to 10.55 percent per annum. As a result of the downgrades in our short-term credit ratings, we no longer have meaningful access to the commercial paper market; however, we replaced this borrowing capacity with proceeds from the issuance of senior convertible notes in March 2002. In addition, any future reduction in our long-term senior unsecured credit rating could result in reduced access to the capital markets and higher interest costs on future financings.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received net proceeds of $1.35 billion in cash net of underwriting and other fees. Interest is payable semi-annually on March 15 and September 15 of each year. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amounts net of unamortized discount and redemptions. We have an option to call the notes on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,630 shares. If converted, these additional shares would reduce our future basic earnings per share. Prior to conversion, the convertible notes are potentially dilutive to our earnings per share at certain earnings levels. The effects of these dilutive securities on our earnings per share are computed using the if-converted method. The net proceeds are available for general corporate purposes.

Contractual cash obligations and commercial commitments

The following table sets forth a summary of our contractual cash obligations as of January 31, 2004. Certain of these contractual obligations are reflected in the Consolidated Balance Sheets, while others are disclosed as future obligations.

(In millions)	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
Amounts reflected in Consolidated Balance Sheets:
Long-term debt (a)	$283	$180	$877	$50	$1,390
Senior convertible notes	—	—	—	1,380	1,380
Other cash obligations not reflected in Consolidated Balance Sheets:
Operating leases	924	1,528	1,048	1,929	5,429
Unconditional purchase obligations (b)	3,077	69	2	—	3,148

Total contractual cash obligations	$4,284	$1,777	$1,927	$3,359	$11,347

(a)	Represents principal maturities, net of unamortized discount, excluding interest. See Note B to the accompanying consolidated financial statements.

(b)	Represents legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements.

30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Amounts reflected in Consolidated Balance Sheets

We have other commercial commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including standby letters of credit, surety bonds and bank guarantees. Amounts outstanding at January 31, 2004, relating to our standby letters of credit, surety bonds and bank guarantees were $65 million, $25 million and $6 million, respectively.

We have other long-term liabilities reflected in the Consolidated Balance Sheets, including deferred income taxes and insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2004 that are included in current liabilities.

Other cash obligations not reflected in Consolidated Balance Sheets

The amounts that are reflected in the table on the left for operating leases represent future minimum lease payments under noncancellable operating leases. In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in the Consolidated Balance Sheets; however, the minimum lease payments related to these leases are disclosed in Note D to the accompanying consolidated financial statements, as well as in the table on the left.

We have applied the measurement and disclosure provisions of FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” to our agreements that contain guarantee and certain indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. As of January 31, 2004, we did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

However, we are a party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts we may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined.

Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

As party to a reinsurance pool for workers’ compensation, general liability and automobile liability, we have guarantees with a maximum exposure of $92 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

GAP INC. 2003 ANNUAL REPORT	31

The policies and estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit and Finance Committee of our Board of Directors and with our independent auditors.

Inventory Valuation Method

Inventory is valued at the individual item level using the cost method which values inventory at the lower of the actual cost or market, at the individual item level. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. The change in shortage expense as a percentage of sales was an improvement (deterioration) of 0.8 percentage points, 0.1 percentage points and (0.5) percentage points for fiscal 2003, 2002 and 2001, respectively.

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years. Any reduction in these estimated useful lives would result in higher annual depreciation expense for the related assets.

We review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Events that result in an impairment review include decisions to close a store, corporate facility or distribution center, or when the carrying value of store assets is less than the projected future undiscounted cash flows. For our store assets, if the undiscounted future cash flows of the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the asset’s fair value. The fair value of the store’s long-lived assets is estimated using the discounted future cash flows of the assets based upon a rate that approximates our weighted-average cost of capital. For long-lived assets related to our distribution centers or corporate facilities, we compare the asset’s carrying value to quoted market prices in active markets, if available, or we estimate fair value based upon the best information available in the circumstances, including prices for similar assets or asset groups. We recorded a charge for the impairment of store assets of $22.6 million, $39.9 million and $13.9 million during fiscal 2003, 2002 and 2001, respectively. Our estimate of future cash flows is based upon our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

The decisions to close or sublease a store, distribution center or corporate facility space can also result in accelerated depreciation over the revised useful life of the long-lived assets. For store or distribution center or corporate facility space that is under a long-term lease and we no longer use nor intend to use, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties, net of related costs. This charge is discounted using a credit adjusted risk-free rate. Most store closures occur upon the lease expiration. We recorded a charge for excess and closed facilities of $8.6 million, $77.4 million and $47.3 million during fiscal 2003, 2002 and 2001, respectively.

Our sublease reserve is sensitive to the level of sublease rent anticipated and the timing of sublease commencement. A 10 percent reduction in our sublease rate would have resulted in an additional $4.8 million of charges as of the end of fiscal 2003. A one-year delay in sublease commencement would have resulted in an additional $6.6 million charge as of the end of fiscal 2003. Additional reserves would also be required based on current market conditions, if management decided to sublease additional space based on changes in future needs.

32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance / Self-insurance

We use a combination of insurance and self-insurance for a number of risks including workers’ compensation, general liability, automobile liability and employee related health care benefits, a portion of which is paid by our employees. It is our policy to record our estimated liability, as determined actuarially, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses concerning our liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

Income Taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our deferred tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. We currently expect the fiscal 2004 effective tax rate to be within a range of 38.5 percent to 39.5 percent. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations and the overall level of earnings and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

Recent Accounting Pronouncements

During January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 (hereafter referred to as “FIN 46R”) to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have any impact on our operating results or financial position, as we do not have any variable interest entities.

During April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have any impact on our operating results or financial position, as we do not have any derivative instruments that are affected by SFAS 149.

During May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many companies classified these financial instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on our operating results or financial position, as we do not have any financial instruments with characteristics of both liabilities and equity that are not already classified as liabilities.

GAP INC. 2003 ANNUAL REPORT	33

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table on the right provides information about our market sensitive financial instruments as of January 31, 2004, and February 1, 2003.

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all forecasted merchandise purchases for foreign operations using foreign exchange forward contracts. We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany loans and balances denominated in currencies other than the functional currency of the entity holding or issuing the loan. These contracts are entered into with large, reputable financial institutions, thereby minimizing the credit exposure from our counter-parties. Additional information is presented in the Notes to Consolidated Financial Statements (Note F).

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received net proceeds of $1.35 billion in cash. Interest is payable semi-annually on March 15 and September 15 of each year. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of unamortized discount and redemptions.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the “2005 notes”), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.80 percent, due December 15, 2008 (the “2008 notes”). Interest on the notes of each series is payable semi-annually. As a result of downgrades to our long-term credit ratings, the interest rates payable by us on our 2005 notes and 2008 notes increased by 175 basis points to 9.90 percent per annum on the 2005 notes and to 10.55 percent per annum on the 2008 notes. During the fourth quarter of fiscal 2003, we repurchased $19.7 million of the 2005 notes and $37.6 million of the 2008 notes. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of repurchases and unamortized discount.

During fiscal 1999, our Japanese subsidiary, Gap (Japan) KK, issued $50 million aggregate principal amount of debt securities due March 1, 2009, with a fixed interest rate of 6.25 percent, payable in U.S. dollars. Interest on these debt securities is payable semi-annually. We swapped the interest and principal payable under these debt securities to 6.1 billion Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded in the Consolidated Balance Sheets at their fair market value as of January 31, 2004.

During fiscal 1999, our Netherlands subsidiary, Gap International B.V., issued debt securities in the aggregate principal amount of 250 million Euro, equivalent to $262 million at issuance, with a fixed interest rate of 5.00 percent, due September 30, 2004. Interest on these debt securities is payable annually. During the third quarter of fiscal 2003, we repurchased 23.4 million Euro of these debt securities, equivalent to $27 million at the time of repurchase. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of repurchases and unamortized discount and are translated into U.S. dollars at the period-end exchange rate.

During fiscal 1997, we issued $500 million aggregate principal amount of debt securities, due September 15, 2007, with a fixed interest rate of 6.90 percent. Interest on these debt securities is payable semi-annually. During the fourth quarter of fiscal 2003, we repurchased $83 million of these debt securities. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of repurchases and unamortized discount.

By entering into the fixed rate borrowings, we avoid interest rate risk from variable rate fluctuations. A portion of our fixed rate borrowings used to finance foreign operations is denominated in foreign currencies. By borrowing and repaying the loans in local currencies, we reduce the risk associated with exchange rate fluctuations.

34	QUANTITATIVE AND QUALITATIVE DISCLOSURES

(In millions except average contract rate)			Notional Maturity Dates (Fiscal Year)
	Average Contract Rate (a)	Notional Amount in Sold Currency	2004	2005	2006 and Beyond (b)	Unrealized Gain (Loss) in U.S. Dollars (c)
Foreign Exchange Forward Contracts
Contracts—Merchandise Hedges
Sell British Pounds, buy U.S. Dollars	0.62	141	141	—	—	(24)
Sell Canadian Dollars, buy U.S. Dollars	1.37	411	411	—	—	(8)
Sell Japanese Yen, buy U.S. Dollars	112.78	15,510	15,510	—	—	(10)
Sell U.S. Dollars, buy Euros	1.19	14	14	—	—	1

Total merchandise hedge contracts						(41)

Contracts—Loan and Intercompany Hedges
Sell U.S. Dollars, buy Euros	1.25	12	12	—	—	—
Sell British Pounds, buy Japanese Yen	0.01	21	1	20	—	(12)
Sell British Pounds, buy Euros	0.67	112	111	1	—	5
Sell British Pounds, buy U.S. Dollars	0.55	10	10	—	—	—
Sell Canadian Dollars, buy U.S. Dollars	1.39	118	30	88	—	(3)
Sell Euros, buy Japanese Yen	0.01	7	—	7	—	(3)

Total loan and intercompany hedge contracts						(13)

Cross Currency Interest Rate Swap
Japanese Yen for U.S. Dollars	121.60	6,080	—	—	6,080	(6)

Total foreign exchange forward contracts and cross currency interest rate swap						(60)

(a)	Average contract rates stated in units of sold currency per units of bought currency.

(b)	No amounts mature in 2006, 2007 or 2008.

(c)	The unrealized gain (loss) represents the effect of the changes in the forward rates compared to the average contract rates at January 31, 2004. Of the $60 million pre-tax total unrealized loss, approximately $41 million relates to merchandise hedges, of which approximately $25 million (net of tax) was included in accumulated other comprehensive earnings on our Consolidated Balance Sheets as of January 31, 2004. When these unrealized losses are recognized in future periods, we expect them to be offset to a great extent by a corresponding gain on the merchandise transactions being hedged. Approximately $13 million of the $60 million balance relates to forward contracts used to hedge the remeasurement of intercompany loans and balances. The changes in fair value of these forward contracts are recognized immediately in our Consolidated Statements of Operations and are offset to a great extent by the corresponding remeasurement of underlying intercompany loans and balances.

	Jan. 31, 2004		Feb. 1, 2003
(In millions)	Carrying Amount in U.S. Dollars	Fair Value (a)	Carrying Amount in U.S. Dollars	Fair Value (a)
Notes payable, due 2003	$—	$—	$500	$501
Notes payable, due 2004	283	286	269	246
Notes payable, due 2005	180	202	200	214
Notes payable, due 2007	415	457	498	492
Notes payable, due 2008	462	569	499	551
Notes payable, due 2009	50	53	50	47

Total long-term debt, including current maturities	1,390	1,567	2,016	2,051
Senior convertible notes payable, due 2009	1,380	1,799	1,380	1,691

Total long-term debt and senior convertible notes, including current maturities	$2,770	$3,366	$3,396	$3,742

(a)	Based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

GAP INC. 2003 ANNUAL REPORT	35

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

In fulfilling its responsibility for the reliability of financial information, management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirements for compliance with approved accounting control and business practices, and a program of internal audit. The extent of our system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by management. Although no system can ensure that all errors or irregularities have been eliminated, management believes that the internal accounting controls in use provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The accompanying Consolidated Financial Statements of the Company and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, whose report appears below.

The Audit and Finance Committee (the “Committee”) of the Board of Directors is comprised solely of independent directors who are not officers or employees of the Company. The Committee is responsible for recommending to the Board of Directors the selection, retention and compensation of the independent auditors. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Committee also reviews and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company’s financial reports. Deloitte & Touche LLP and the internal auditors have full and free access to the Committee, with and without management’s presence.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of January 31, 2004, and February 1, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Gap, Inc. and subsidiaries as of January 31, 2004, and February 1, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

March 30, 2004

36	MANAGEMENT’S REPORT AND INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

($ In millions except per share amounts)	52 Weeks Ended Jan. 31, 2004	Percentage to Net Sales	52 Weeks Ended Feb. 1, 2003	Percentage to Net Sales	52 Weeks Ended Feb. 2, 2002	Percentage to Net Sales
Net sales	$15,854	100.0%	$14,455	100.0%	$13,848	100.0%
Cost and expenses
Cost of goods sold and occupancy expenses	9,886	62.4	9,542	66.0	9,705	70.1
Operating expenses	4,089	25.8	3,901	27.0	3,806	27.5
Interest expense	234	1.5	249	1.7	109	0.8
Interest income	(38)	(0.2)	(37)	(0.3)	(13)	(0.1)

Earnings before income taxes	1,683	10.6	800	5.5	241	1.7
Income taxes	653	4.1	323	2.2	249	1.8

Net earnings (loss)	$1,030	6.5%	$477	3.3%	$(8)	(0.1%)

Weighted-average number of shares—basic	892,554,538		875,545,551		860,255,419
Weighted-average number of shares—diluted	988,177,828		881,477,888		860,255,419
Earnings (loss) per share—basic	$1.15		$0.54		$(0.01)
Earnings (loss) per share—diluted (a)	1.09		0.54		(0.01)

See Notes to Consolidated Financial Statements.

(a)	Diluted losses per share for the 52 weeks ended February 2, 2002, are computed using the basic weighted-average number of shares outstanding and exclude 13,395,045 dilutive shares, as their effects are anti-dilutive.

GAP INC. 2003 ANNUAL REPORT	37

CONSOLIDATED BALANCE SHEETS

($ In millions except par value)	Jan. 31, 2004	Feb. 1, 2003
Assets
Current Assets
Cash and equivalents	$2,261	$3,027
Short-term investments	1,073	313
Restricted cash (a)	1,351	49

Cash and equivalents, short-term investments and restricted cash	4,685	3,389

Merchandise inventory	1,704	2,048
Other current assets	300	303
Total current assets	6,689	5,740

Property and Equipment
Leasehold improvements	2,224	2,242
Furniture and equipment	3,591	3,439
Land and buildings	1,033	943
Construction-in-progress	131	202

	6,979	6,826
Accumulated depreciation and amortization	(3,611)	(3,049)

Property and equipment, net	3,368	3,777
Other assets	286	385

Total assets	$10,343	$9,902

Liabilities and Shareholders’ Equity
Current Liabilities
Current maturities of long-term debt	$283	$500
Accounts payable	1,178	1,159
Accrued expenses and other current liabilities	872	874
Income taxes payable	159	193

Total current liabilities	2,492	2,726

Long-Term Liabilities
Long-term debt	1,107	1,516
Senior convertible notes	1,380	1,380
Lease incentives and other liabilities	581	621

Total long-term liabilities	3,068	3,517

Shareholders’ Equity
Common stock $.05 par value
Authorized 2,300,000,000 shares; issued 976,154,229 and 968,010,453 shares; outstanding 897,202,485 and 887,322,707 shares	49	48
Additional paid-in capital	732	638
Retained earnings	6,241	5,290
Accumulated other comprehensive earnings (loss)	31	(16)
Deferred compensation	(9)	(13)
Treasury stock, at cost	(2,261)	(2,288)

Total shareholders’ equity	4,783	3,659

Total liabilities and shareholders’ equity	$10,343	$9,902

See Notes to Consolidated Financial Statements.

(a)	See Notes A and B.

38	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ In millions)	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Cash Flows from Operating Activities
Net earnings (loss)	$1,030	$477	$(8)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	664	693	732
Tax benefit from exercise of stock options and vesting of restricted stock	7	44	58
Deferred income taxes	103	6	(29)
Loss on disposal and other non-cash items affecting net earnings	70	117	64
Change in operating assets and liabilities:
Merchandise inventory	385	(258)	122
Prepaid expenses and other	5	33	(13)
Accounts payable	(10)	(47)	134
Accrued expenses	(79)	129	176
Deferred lease credits and other long-term liabilities	(4)	44	99

Net cash provided by operating activities	2,171	1,238	1,335

Cash Flows from Investing Activities
Purchase of property and equipment	(272)	(303)	(957)
Proceeds from sale of property and equipment	1	9	—
Purchase of short-term investments	(1,202)	(472)	—
Maturities and sales of short-term investments	442	159	—
Acquisition of lease rights, net increase (decrease) of other assets	5	3	(11)

Net cash used for investing activities	(1,026)	(604)	(968)

Cash Flows from Financing Activities
Net decrease in notes payable	—	(42)	(735)
Net issuance of long-term debt	—	—	1,194
Net issuance of senior convertible notes	—	1,346	—
Payments of long-term debt	(668)	—	(250)
Restricted cash	(1,303)	(20)	(15)
Issuance of common stock	111	153	139
Net purchase of treasury stock	—	—	(1)
Cash dividends paid	(79)	(78)	(76)

Net cash (used for) provided by financing activities	(1,939)	1,359	256

Effect of exchange rate fluctuations on cash	28	27	(11)

Net (decrease) increase in cash and equivalents	(766)	2,020	612
Cash and equivalents at beginning of year	3,027	1,007	395

Cash and equivalents at end of year	$2,261	$3,027	$1,007

See Notes to Consolidated Financial Statements.

GAP INC. 2003 ANNUAL REPORT	39

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital
($ In millions except per share amounts)	Shares	Amount
Balance at February 3, 2001	939,222,871	$47	$295
Issuance of common stock pursuant to stock option plans	9,346,228	—	107
Net issuance of common stock pursuant to management incentive restricted stock plans	28,850	—	1
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			58
Adjustments for foreign currency translation
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($7)
Reclassification of amounts to net earnings, net of tax ($9)
Amortization of restricted stock and discounted stock options
Purchase of treasury stock			0
Reissuance of treasury stock
Net (loss)
Cash dividends ($.09 per share)

Balance at February 2, 2002	948,597,949	$47	$461

Issuance of common stock pursuant to stock option plans	19,488,004	1	142
Net cancellations of common stock pursuant to management incentive restricted stock plans	(75,500)	—	(2)
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			44
Adjustments for foreign currency translation
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($10)
Reclassification of amounts to net earnings, net of tax ($2)
Amortization of restricted stock and discounted stock options
Reissuance of treasury stock			(7)
Net earnings
Cash dividends ($.09 per share)

Balance at February 1, 2003	968,010,453	$48	$638

Issuance of common stock pursuant to stock option plans	8,143,466	1	89
Conversion of convertible debt	310	—	—
Tax benefit from exercise of stock options by employees
and from vesting of restricted stock			7
Adjustments for foreign currency translation
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($19)
Reclassification of amounts to net earnings, net of tax ($10)
Amortization of restricted stock and discounted stock options
Reissuance of treasury stock			(2)
Net earnings
Cash dividends ($.09 per share)

Balance at January 31, 2004	976,154,229	$49	$732

See Notes to Consolidated Financial Statements

40	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Treasury Stock
($ In millions except per share amounts)	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Deferred Compensation	Shares	Amount	Total	Comprehensive Earnings (Loss)
Balance at February 3, 2001	$4,975	$(20)	$(12)	(85,225,887)	$(2,356)	$2,929	$861
Issuance of common stock pursuant to stock option plans			(5)			102
Net issuance of common stock pursuant to management incentive restricted stock plans			(1)			—
Tax benefit from exercise of stock options by employees and from vesting of restricted stock						58
Adjustments for foreign currency translation		(34)				(34)	(34)
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($7)		8				8	8
Reclassification of amounts to net earnings, net of tax ($9)		(16)				(16)
Amortization of restricted stock and discounted stock options			11			11
Purchase of treasury stock				(34,500)	(1)	(1)
Reissuance of treasury stock				2,389,328	36	36
Net (loss)	(8)					(8)	(8)
Cash dividends ($.09 per share)	(76)					(76)

Balance at February 2, 2002	$4,891	$(62)	$(7)	(82,871,059)	$(2,321)	$3,009	$(34)

Issuance of common stock pursuant to stock option plans			(14)			129
Net cancellations of common stock pursuant to management incentive restricted stock plans			1			(1)
Tax benefit from exercise of stock options by employees and from vesting of restricted stock						44
Adjustments for foreign currency translation		60				60	60
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($10)		(12)				(12)	(12)
Reclassification of amounts to net earnings, net of tax ($2)		(2)				(2)
Amortization of restricted stock and discounted stock options			7			7
Reissuance of treasury stock				2,183,313	33	26
Net earnings	477					477	477
Cash dividends ($.09 per share)	(78)					(78)

Balance at February 1, 2003	$5,290	$(16)	$(13)	(80,687,746)	$(2,288)	$3,659	$525

Issuance of common stock pursuant to stock option plans			(2)			88
Conversion of convertible debt						—
Tax benefit from exercise of stock options by employees						—
and from vesting of restricted stock						7
Adjustments for foreign currency translation		62				62	62
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($19)		(30)				(30)	(30)
Reclassification of amounts to net earnings, net of tax ($10)		15				15
Amortization of restricted stock and discounted stock options			6			6
Reissuance of treasury stock				1,736,002	27	25
Net earnings	1,030					1,030	1,030
Cash dividends ($.09 per share)	(79)					(79)

Balance at January 31, 2004	$6,241	$31	$(9)	(78,951,744)	$(2,261)	$4,783	$1,587

GAP INC. 2003 ANNUAL REPORT	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the 52 Weeks Ended January 31, 2004 (Fiscal 2003), February 1, 2003 (Fiscal 2002), and February 2, 2002 (Fiscal 2001).

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

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal years 2003, 2002 and 2001 all consisted of 52 weeks.

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

Reclassifications

Certain amounts from the prior periods have been reclassified to conform to the current period presentation. These reclassifications had no effect on net earnings, as previously reported.

Segments

Operating segments may be aggregated into a single operating segment if the segments are similar in each of the following areas: economic characteristics, nature of products and services, nature of the production processes, type or class of customers, methods used to distribute the products or provide services and regulatory environment. Our brands have been aggregated into one reportable segment given that they exhibit similarities in the above mentioned categories.

Revenues of international retail operations were $2.3 billion, $1.9 billion and $1.8 billion, and represented 14.8 percent, 13.3 percent and 13.1 percent of our revenues for fiscal 2003, 2002 and 2001, respectively. Long-term assets of international operations, including retail and sourcing, were $593 million and $633 million, and represented 16.4 percent and 15.3 percent of our long-term assets as of the end of fiscal 2003 and 2002, respectively.

Cash and Equivalents

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities up to three months or less. Outstanding checks classified in accounts payable on the Consolidated Balance Sheets totaled $115 million and $89 million as of the end of fiscal 2003 and 2002, respectively.

42	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term Investments

We have short-term investments, which generally have maturities of more than three months and less than one year, from the date of purchase. Our short-term investments are classified as held to maturity based on our positive intent and ability to hold the securities to maturity. Primarily all securities held are U.S. government and agency securities and bank certificates of deposit and are stated at amortized cost, which approximates fair market value. Income related to these securities is reported as a component of interest income. At January 31, 2004, we had $1.04 billion in U.S. government and agency securities and $35 million invested in bank certificates of deposit. At February 1, 2003, we had $313 million in U.S. government and agency securities.

Restricted Cash

Restricted cash represents cash that serves as collateral to our letter of credit agreements and other cash that is restricted from withdrawal for use. As of January 31, 2004, restricted cash represents the restriction of $1.24 billion of cash that serves as collateral to our letter of credit agreements, which are used to pay vendors for inventory, and $111 million of other cash that is restricted from withdrawal for use. Restricted cash classified in current assets on the Consolidated Balance Sheets totaled $1.35 billion as of January 31, 2004.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value because of their short-term maturities. Our derivative financial instruments are recorded on the Consolidated Balance Sheets at fair value and are determined using quoted market rates. We had no firm commitment hedges in fiscal 2003. See Note F for further discussion.

Merchandise Inventory

Inventory is valued using the cost method, which values inventory at the lower of the actual cost or market, at the individual item level. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Category	Term
Leasehold improvements	Life of the lease, not to exceed 12 years
Furniture and equipment	Up to 10 years
Buildings	39 years

Interest costs related to assets under construction are capitalized during the construction period. Interest of $9 million, $11 million and $25 million was capitalized in fiscal 2003, 2002 and 2001, respectively.

Lease Rights

Lease rights, representing costs incurred to acquire the lease of a specific commercial property, are recorded at cost and are amortized over the estimated useful lives of the respective leases, not to exceed 20 years. The gross carrying value and accumulated amortization of lease rights was $170 million and $69 million, respectively, as of January 31, 2004, and $169 million and $59 million, respectively, as of February 1, 2003. Lease rights amortization was $9.1 million, $9.2 million and $9.5 million in fiscal 2003, 2002 and 2001, respectively. The estimated annual amortization expense for lease rights each year through fiscal 2008 is about $9.0 million.

GAP INC. 2003 ANNUAL REPORT	43

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years. Any reduction in these estimated useful lives would result in higher annual depreciation expense for the related assets.

When facts and circumstances indicate that the carrying values of our long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, we recognize an impairment loss in our operating expenses on the Consolidated Statements of Operations. We recorded a charge for the impairment of store assets of $22.6 million, $39.9 million and $13.9 million during fiscal 2003, 2002 and 2001, respectively.

The decisions to close or sublease a store, distribution center or corporate facility space can also result in accelerated depreciation over the revised useful life of the long-lived assets. For store or distribution center or corporate facility space that are under long-term leases and we no longer use nor intend to use, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties, net of related costs. This charge is discounted using a credit adjusted risk-free rate. Most store closures occur upon the lease expiration. We recorded a charge for excess and closed facilities of $8.6 million, $77.4 million and $47.3 million during fiscal 2003, 2002 and 2001, respectively.

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

Revenue Recognition

We recognize revenue for store sales at the point at which the customer pays at the register. For online sales, revenue is recognized at the time goods are shipped. Customers typically receive goods within a few days of being shipped. Allowances for estimated returns are recorded for store sales as well as online sales. We recognize revenue from gift cards at the time the gift cards are redeemed.

Rent Expense

Certain of our lease agreements provide for scheduled rent increases during the lease term. Minimum rental expenses are recognized on a straight-line basis over the terms of the leases.

Advertising

Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising event takes place. Advertising costs were $509 million, $496 million and $423 million in fiscal 2003, 2002 and 2001, respectively.

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

Stock-based Awards

We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, when the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Consolidated Statements of Operations. Restricted stock and discounted stock option awards, which are granted at less than fair market value, result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of shareholders’ equity and is amortized to operating expenses over the vesting period of the stock award. We amortize deferred compensation for each vesting layer of a stock award using the straight-line method.

44	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on additional disclosure requirements under Statement of Financial Accounting Standards No.148, “Accounting for Stock-Based Compensation—Transition and Disclosure of Amendment of FASB Statement No.123,” and Statement of Financial Accounting Standards No.123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” the following table illustrates the effect of net earnings (loss) and earnings (loss) per share if we had applied the fair-value recognition provisions of SFAS 123.

	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Net earnings (loss) (in millions)
As reported	$1,030	$477	$(8)
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	1	4	8
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(53)	(42)	(86)

Pro forma	$978	$439	$(86)

Earnings (loss) per share

As reported—basic	$1.15	$0.55	$(0.01)
Pro forma—basic	1.10	0.50	(0.10)
As reported—diluted	1.09	0.54	(0.01)
Pro forma—diluted	1.03	0.50	(0.10)

Foreign Currency Translation

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported as a component of accumulated other comprehensive earnings (loss) within total shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations. Cumulative net foreign currency translation losses in accumulated other comprehensive gains (losses) were $62 million, $60 million and ($34) million at January 31, 2004, February 1, 2003, and February 2, 2002, respectively.

Recent Accounting Pronouncements

During January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 (hereafter referred to as “FIN 46R”) to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have any impact on our operating results or financial position, as we do not have any variable interest entities.

During April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have any impact on our operating results or financial position, as we do not have any derivative instruments that are affected by SFAS 149.

GAP INC. 2003 ANNUAL REPORT	45

During May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many companies classified these financial instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on our operating results or financial position, as we do not have any financial instruments with characteristics of both liabilities and equity that are not already classified as liabilities.

Note B: Debt, Senior Convertible Notes and Other Credit Arrangements

In June 2003, we replaced our existing $1.4 billion secured two-year credit facility scheduled to expire in March 2004 with a new three-year secured $750 million revolving credit facility (the “new Facility”). In addition, we executed agreements securing $1.2 billion in letter of credit issuing capacity. The letter of credit agreements also have three-year terms and are secured by approximately $1.24 billion in cash, which is included in restricted cash on our Consolidated Balance Sheets. The new Facility is available for general corporate purposes. The fees related to the new Facility fluctuate based on our long-term senior unsecured credit ratings and our leverage ratio.

The new Facility contains financial and other covenants, including, but not limited to, limitations on capital expenditures, liens and cash dividends and maintenance of certain financial ratios, including a fixed charge coverage ratio and a leverage ratio. The letter of credit agreements contain a fixed charge coverage ratio that is more lenient than the ratio in the new Facility. Violation of these covenants could result in a default under the new Facility and letter of credit agreements, which would permit the participating banks to restrict our ability to further access the new Facility for letters of credit and advances, terminate our ability to request letters of credit pursuant to the letter of credit agreements and require the immediate repayment of any outstanding advances under the new Facility. In addition, such a default could, under certain circumstances, permit the holders of our outstanding unsecured debt to accelerate payment of such obligations. We were in compliance with these covenants as of January 31, 2004.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the Consolidated Balance Sheets at the time of merchandise title transfer, although the letters of credit are generally issued prior to this.

As of January 31, 2004, we had $732 million in trade letters of credit issued under our letter of credit agreements. There were no drawings under the new Facility.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received net proceeds of $1.35 billion in cash net of underwriting and other fees. Interest is payable semi-annually on March 15 and September 15 of each year. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amounts net of unamortized discount and redemptions. We have an option to call the notes on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,630 shares. If converted, these additional shares would reduce our future basic earnings per share. Prior to conversion, the convertible notes are potentially dilutive to our earnings per share at certain earnings levels. The effects of these dilutive securities on our earnings per share are computed using the if-converted method. The net proceeds are available for general corporate purposes.

Gross interest payments were approximately $235 million, $209 million and $117 million in fiscal 2003, 2002 and 2001, respectively.

46	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of our long-term debt and senior convertible notes is as follows:

	Jan. 31, 2004		Feb. 1, 2003
($ In millions)	Carrying Amount in U.S. Dollars	Fair Value (a)	Carrying Amount in U.S. Dollars	Fair Value (a)
Notes payable, 5.625%, interest due semi-annually, due May 2003	$—	$—	$500	$501
Notes payable, 5.00%, interest due annually, due September 2004	283	286	269	246
Notes payable, 8.15% (9.90%), interest due semi-annually, due December 2005 (b)	180	202	200	214
Notes payable, 6.90%, interest due semi-annually, due September 2007	415	457	498	492
Notes payable, 8.80% (10.55%), interest due semi-annually, due December 2008 (b)	462	569	499	551
Notes payable, 6.25%, interest due semi-annually, due March 2009	50	53	50	47

Total long-term debt, including current maturities	1,390	1,567	2,016	2,051
Senior convertible notes payable, 5.75%, interest due semi-annually, due March 2009	1,380	1,799	1,380	1,691

Total long-term debt and senior convertible notes, including current maturities	$2,770	$3,366	$3,396	$3,742

(a)	Based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

(b)	The interest rate payable on these notes is subject to increase (decrease) by 0.25 percent for each rating downgrade (upgrade) by the rating agencies. The rate in parentheses reflects the current rate effective June 15, 2002.

Note C: Income Taxes

Income taxes consisted of the following:

(In millions)	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Current
Federal	$473	$251	$110
State	79	23	56
Foreign	117	63	109

Total current	669	337	275

Deferred
Federal	(5)	(23)	(19)
State	(18)	14	2
Foreign	7	(5)	(9)

Total deferred	(16)	(14)	(26)

Total provision	$653	$323	$249

The foreign component of pretax earnings before eliminations in fiscal 2003, 2002 and 2001 was approximately $432 million, $318 million and $282 million, respectively. Except where required by U.S. tax law, no provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries, as we intend to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax-effective to do so. That portion of accumulated undistributed earnings of foreign subsidiaries was approximately $668 million at January 31, 2004.

GAP INC. 2003 ANNUAL REPORT	47

The difference between the effective income tax rate and the U.S. federal income tax rate is summarized as follows:

	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Federal tax rate	35.0%	35.0%	35.0%
State income taxes, less federal benefit	2.1	3.1	3.5
Foreign	2.2	2.3	9.4
Other	(0.5)	0.0	1.1

Tax rate before charge	38.8%	40.4%	49.0%
Tax charge (a)	—	—	54.2

Effective tax rate	38.8%	40.4%	103.2%

(a)	The tax charge of $131 million in fiscal 2001 primarily reflected changes in estimates of probable settlements of foreign and domestic tax audits.

Deferred tax assets (liabilities) consisted of the following:

(In millions)	Jan. 31, 2004	Feb. 1, 2003
Compensation and benefits accruals	$37	$33
Scheduled rent	78	64
Inventory capitalization and other adjustments	7	48
Nondeductible accruals	78	71
Other	33	27

State NOL	44	50

Gross deferred tax assets	277	293

State NOL valuation allowance	(18)	(35)

Depreciation and amortization	(123)	(38)
Fair value of financial instruments included in accumulated other comprehensive earnings (loss)	15	6
Other	(33)	(14)

Gross deferred tax liabilities	(141)	(46)

Net deferred tax assets	$118	$212

Net deferred tax assets at January 31, 2004, and February 1, 2003, are included in other current assets (approximately $89 million and $63 million, respectively), and other assets (approximately $29 million and $149 million, respectively) in the Consolidated Balance Sheets.

At January 31, 2004, we had $43.7 million of state net operating loss carryovers that may be utilized to reduce the tax liabilities of future years. A portion of the state net operating loss carryovers was reduced by a valuation allowance of $17.6 million for the losses of various members of the affiliated group in states that require separate company filings. The losses begin to expire in fiscal 2004.

Cash tax payments were approximately $616 million, $156 million and $136 million in fiscal 2003, 2002 and 2001, respectively.

48	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note D: Leases

We lease most of our store premises and some of our headquarters facilities and distribution centers. These operating leases expire at various dates through 2033.

The aggregate minimum non-cancelable annual lease payments under leases in effect on January 31, 2004, are as follows:

Fiscal Year	(In millions)
2004	$924
2005	835
2006	693
2007	564
2008	484
Thereafter	1,929

Total minimum lease commitment	$5,429

Many leases also provide for payment of operating expenses, such as common area charges, real estate taxes and additional rent based on a percentage of sales.

Many leases include options that allow us to extend the lease term beyond the initial commitment periods, subject to terms agreed to at lease inception. Some leases also include early termination options, which can be exercised under specific conditions.

For leases that contain predetermined fixed escalations of the minimum rentals, we recognize the related rental expense on a straight-line basis and record the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At January 31, 2004, and February 1, 2003, this liability amounted to approximately $204 million and $197 million, respectively.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits and other liabilities. At January 31, 2004, and February 1, 2003, the long-term deferred credit was approximately $252 million and $299 million, respectively.

Rental expense for all operating leases was as follows:

(In millions)	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Minimum rentals	$847	$855	$788
Contingent rentals	146	123	135

Total	$993	$978	$923

GAP INC. 2003 ANNUAL REPORT	49

Note E: Other Operating Charges

In January 2004, we signed an agreement to sell our Gap brand operations in Germany, effective August 1, 2004. Gap brand operations in Germany represent our smallest international retail business, and with only 10 store locations, account for well under 1 percent of total company sales. As a result of our decision, we recognized an operating expense charge of $14 million to write down the assets to their fair value, which was estimated based upon the expected net selling price.

During 2001, as a result of the rationalization of our global distribution center network, we announced plans to close distribution facilities in Erlanger, Kentucky (“Erlanger”), Basildon, England (“Basildon”), and Roosendaal, Holland (“Roosendaal”). The Basildon facility was closed during the first quarter of fiscal 2002, the Roosendaal facility was closed during the second quarter of fiscal 2002 and the Erlanger facility was closed during the third quarter of fiscal 2002. We lease the Erlanger and Basildon facilities, and we own the Roosendaal facility.

The Roosendaal facility, including land and building, is currently on the market for sale. The total carrying value of the remaining land and building as of January 31, 2004, was £1.9 million, equivalent to $3.5 million. Our lease associated with the Erlanger facility expired in February 2003, and the lease associated with the Basildon facility expired in October 2003.

Facilities-related charges associated with the distribution center closures include costs associated with lease terminations, facilities restoration, severance and equipment removal. Remaining cash expenditures of $4.2 million associated with facility closures as of February 1, 2003, have been paid.

During 2001, we consolidated and downsized corporate facilities in our San Francisco and San Bruno campuses as part of our cost containment efforts. We identified 361,383 square feet of excess facility space and recorded charges of $47.3 million in fiscal 2001. During 2002, based on a review of real estate market conditions, we revised our sublease income and sublease commencement projections and assumptions. Additionally, in fiscal 2002 we considered our corporate facilities space needs and identified additional excess facility space of 193,228 square feet. As a result of these actions, we recorded an additional sublease loss charge of $77.4 million in fiscal 2002.

Our sublease loss charges primarily relate to the net present value of the difference between the contract rent obligations and the rate at which we expected to be able to sublease the properties. In the third quarter of fiscal 2003, based on the status of our efforts to lease vacant office space including a review of real estate market conditions, we revised our sublease projections and recorded an additional sublease loss charge of $8.6 million. In addition, in fiscal 2003 we recorded accretion of $1.3 million of interest for total adjustments to our provision of $9.9 million. The additional sublease loss charge was recorded in operating expenses in our Consolidated Statements of Operations. Remaining cash expenditures associated with the sublease loss reserve are expected to be paid over the remaining various lease terms through 2017. Based on our current assumptions as of January 31, 2004, we expect the sublease of our excess facilities to result in a total reduction of approximately $247 million in future rent expense and $111 million in cash savings over the various remaining lease terms through 2017.

50	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The remaining reserve balance related to the distribution center exit costs and sublease loss as of January 31, 2004, was as follows:

(In millions)	Severance and Outplacement	Facilities Charges	Sublease Loss Reserve	Total
Balance at February 3, 2001	$—	$—	$—	$—
Additional provision	30	7	47	84
Cash payments	(25)	—	(3)	(28)
Balance at February 2, 2002	$5	$7	$44	$56
Additional provision	—	(1)	80	79
Cash payments	(5)	(2)	(9)	(16)
Balance at February 1, 2003	$—	$4	$115	$119
Additional provision	—	(1)	10	9
Cash payments	—	(3)	(23)	(26)

Balance at January 31, 2004	$—	$—	$102	$102

Note F: Financial Instruments

Derivative Financial Instruments

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all forecasted merchandise purchases for foreign operations and intercompany obligations that bear foreign exchange risk using foreign exchange forward contracts. We do not enter into derivative financial instruments for trading purposes.

Forward contracts used to hedge forecasted merchandise purchases are designated as cash flow hedges. At January 31, 2004, we had forward contracts designated as cash flow hedges of forecasted merchandise purchases with a fair-value loss of $41 million. These forward contracts mature at various dates through January 2005 to buy and sell the equivalent of approximately $682 million in foreign currencies (Buy contracts: approximately 12 million Euro; Sell contracts: approximately 141 million British pounds, 411 million Canadian dollars and 16 billion Japanese yen) at the contracted rates.

Changes in the fair value of forward contracts designated as cash flow hedges are recorded as a component of comprehensive earnings within total shareholders’ equity, and are recognized in cost of goods sold and occupancy expenses in the same period during which the hedged merchandise affects earnings. An unrealized loss of approximately $25 million, net of tax, has been recorded in accumulated other comprehensive earnings (loss) at January 31, 2004, and will be recognized in cost of goods sold and occupancy expenses over the next 12 months. The majority of the critical terms of the forward contracts and the forecasted foreign merchandise purchases, are the same. As a result, there were no material amounts reflected in fiscal 2003 earnings resulting from hedge ineffectiveness.

We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany loans and balances denominated in currencies other than the functional currency of the entity holding or issuing the intercompany loan and balance. At January 31, 2004, the fair value of these forward contracts was approximately $5 million in assets and $19 million in liabilities. Gains and losses on these currency forward contracts, as well as on the underlying loans and intercompany balances, are recognized in operating expenses in the same period and generally offset.

In addition, we used cross-currency interest rate swaps to swap the interest and principal payable of $50 million debt securities of our Japanese subsidiary, Gap (Japan) KK, from a fixed interest rate of 6.25 percent, payable in U.S. dollars, to 6.1 billion Japanese yen with a fixed interest rate of 2.43 percent. At January 31, 2004, the fair market value of the swaps was a $6 million loss.

GAP INC. 2003 ANNUAL REPORT	51

Note G: Employee Benefit and Incentive Stock Compensation Plans

Retirement Plans

We have a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, we match in cash all or a portion of employees’ contributions under a predetermined formula. Our contributions vest immediately. Our contributions to the retirement plan in fiscal 2003, 2002 and 2001 were approximately $28 million, $26 million and $23 million, respectively.

A nonqualified Executive Deferred Compensation Plan established on January 1, 1999, allows eligible employees to defer compensation up to a maximum amount. We do not match any employees’ contributions under the current plan.

A Deferred Compensation Plan was established on August 26, 1997, for nonemployee members of the Board of Directors. Under this plan, Board members may elect to defer receipt of eligible compensation on a pre-tax basis for serving as our nonemployee directors. Electing Board members are granted options to purchase shares of our common stock at an exercise price that is discounted to reflect an amount up to the foregone retainer. All options are fully exercisable upon the date granted and expire on the earlier of seven years after grant, three years after retirement, death or disability, or three months after any other termination from the Board. We may issue up to 675,000 shares under the plan. Outstanding options at January 31, 2004, February 1, 2003, and February 2, 2002, were 170,845, 143,467 and 101,282, respectively.

Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the “1996 Plan”) was established on March 26, 1996, and amended and restated on January 28, 2003. The Board authorized 123,341,342 shares for issuance under the 1996 Plan, which includes shares available under the Management Incentive Restricted Stock Plan and an earlier stock option plan established in 1981, both of which were superseded by the 1996 Plan. The 1996 Plan empowers the Compensation and Management Development Committee of the Board of Directors (the “Committee”) to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. The 2002 Stock Option Plan (the “2002 Plan”), formerly known as Stock Up on Success, was established on January 1, 1999. The Board authorized 52,500,000 shares for issuance under the 2002 Plan, which includes shares available under an earlier stock option plan established in 1999 that was merged with the 2002 Plan. The 2002 Plan empowers the Committee to award nonqualified stock options to non-officer employees. Stock options generally expire 10 years from the grant date, three months after termination, or one year after the date of retirement or death, if earlier. Stock options generally vest over a four-year period, with shares becoming exercisable in equal annual installments of 25 percent. Nonqualified stock options are generally issued at fair market value but may be issued at prices less than or greater than the fair market value at the date of grant or other prices as determined by the Committee. Total compensation cost for those stock options issued at less than fair market value and for the restricted shares issued was approximately $1 million, $4 million and $5 million in fiscal 2003, 2002 and 2001, respectively.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which eligible U.S. employees may purchase our common stock at 85 percent of the lower of the closing price on the New York Stock Exchange on the first or last day of the six-month purchase period. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 1,626,393, 2,159,217 and 2,350,049 shares issued under the plan during fiscal 2003, 2002 and 2001, respectively. All shares were acquired from treasury stock. At January 31, 2004, there were 10,024,484 shares reserved for future issuances.

During fiscal 2000, we established an Employee Stock Purchase Plan for employees in the United Kingdom. Under the plan, all eligible employees may purchase our common stock at the lower of the closing price on the New York Stock Exchange on the first or last day of the six-month purchase period. We provide a match of one share for every seven shares purchased. Employees pay for their stock purchases through payroll deductions from £10 to £125 per month, not to exceed the lesser of either £750 per each six-month purchase period or 10 percent of gross annual base salary per tax year. At January 31, 2004, £1 was equivalent to $1.82. During fiscal 2003, 23,371 shares were issued under the plan. All shares were acquired from treasury stock. At January 31, 2004, there were 921,853 shares reserved for future issuances.

52	NOTES TO CONSOLIDATE FINANCIAL STATEMENTS

Note H: Shareholders’ Equity and Stock Options

Common and Preferred Stock

The Board of Directors is authorized to issue 60,000,000 shares of Class B common stock, which is convertible into shares of common stock on a share-for-share basis. Transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

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

Stock Options

Under our stock option plans, nonqualified options to purchase common stock are granted to officers, directors and eligible employees at exercise prices equal to the fair market value of the stock at the date of grant or as determined by the Compensation and Management Development Committee of the Board of Directors.

The following table summarizes stock option activity for all employee stock option plans:

	Shares	Weighted-Average Exercise Price
Balance at February 3, 2001	97,076,095	$21.29

Granted	30,450,716	15.85
Exercised	(9,367,810)	11.27
Canceled	(9,027,433)	29.12

Balance at February 2, 2002	109,131,568	$19.95

Granted	14,170,528	12.50
Exercised	(19,475,687)	6.73
Canceled	(23,334,240)	25.89

Balance at February 1, 2003	80,492,169	$20.12

Granted	26,782,766	14.13
Exercised	(8,229,703)	11.24
Canceled	(16,354,458)	22.04

Balance at January 31, 2004	82,690,774	$18.68

Outstanding options at January 31, 2004, have expiration dates ranging from November 2004 to January 2014.

At January 31, 2004, we reserved 176,937,314 shares of our common stock, including 1,518,537 treasury shares, for the exercise of stock options. There were 94,246,540, 74,175,893 and 44,801,509 shares available for granting of options at January 31, 2004, February 1, 2003, and February 2, 2002, respectively. Options for 37,292,786, 39,249,141 and 44,670,144 shares were exercisable as of January 31, 2004, February 1, 2003, and February 2, 2002, respectively, and had a weighted-average exercise price of $22.53, $21.55 and $14.21 at those dates.

GAP INC. 2003 ANNUAL REPORT	53

The following table summarizes information about stock options outstanding and exercisable at January 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Jan. 31, 2004	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number Exercisable at Jan. 31, 2004	Weighted-Average Exercise Price
$ 2.85 to $ 12.87	28,727,257	7.76	$11.32	6,747,538	$8.89
12.95 to 16.37	21,796,794	7.82	14.38	8,968,191	14.36
16.62 to 27.80	21,116,525	6.74	21.43	12,485,616	22.20
27.87 to 49.53	11,050,198	5.96	41.06	9,091,441	41.19

$ 2.85 to $ 49.53	82,690,774	7.27	$18.68	37,292,786	$22.53

We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Consolidated Statements of Operations.

We are required under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” to disclose pro forma information regarding option grants made to our employees based on specified valuation techniques that produce estimated compensation charges.

Pro forma information under SFAS 123 is as follows:

	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Net earnings (loss) (in millions)
As reported	$1,030	$477	$(8)
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	1	4	8
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(53)	(42)	(86)

Pro forma	$978	$439	$(86)

Earnings (loss) per share
As reported—basic	$1.15	$0.55	$(0.01)
Pro forma—basic	1.10	0.50	(0.10)
As reported—diluted	1.09	0.54	(0.01)
Pro forma—diluted	1.03	0.50	(0.10)

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
Expected dividend yield	0.53%	0.61%	0.63%
Risk-free interest rate	2.39%	2.44%	3.45%
Expected volatility	50%	48%	47%
Expected life (in years)	4	5	4

54	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2003, 2002 and 2001 was $5.36, $5.41 and $5.74, respectively.

Note I: Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share includes the additional dilutive effect of our potentially dilutive securities, which includes certain stock options and unvested shares of restricted stock, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels calculated using the if-converted method. The following summarizes the incremental shares from the potentially dilutive securities:

	52 Weeks Ended Jan. 31, 2004	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002
Earnings (loss)—basic (in millions)	$1,030	$477	$(8)
Earnings (loss)—diluted (in millions)	1,078	477	(8)
Weighted-average number of shares—basic (in thousands)	892,555	875,546	860,255

Incremental shares from:
Stock options	10,015	5,932	—
Restricted stock	—	—	—
Convertible bond	85,608	—	—

Weighted-average number of shares—diluted (in thousands)	988,178	881,478	860,255

Earnings (loss) per share—basic	$1.15	$0.55	$(0.01)
Earnings (loss) per share—diluted	1.09	0.54	(0.01)

Excluded from the above computations of weighted-average shares for diluted earnings (loss) per share were options to purchase, 30,788,277, 73,472,472 and 43,282,284 shares of common stock and 1,194, 88,080 and 123,303 shares of unvested restricted stock for fiscal 2003, 2002 and 2001, respectively. The calculation above also excludes senior convertible notes, which are convertible to 79,728,274 shares of common stock, during the 52 weeks ended February 1, 2003, because their inclusion would have an anti-dilutive effect on earnings per share. In addition, diluted losses per share for fiscal 2001 is computed using the basic weighted-average number of shares outstanding and excludes 13,395,045 dilutive shares as their effect is anti-dilutive.

Note J: Guarantees

We have applied the measurement and disclosure provisions of FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” to our agreements that contain guarantee and certain indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. As of January 31, 2004, we did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

However, we are a party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts we may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined.

GAP INC. 2003 ANNUAL REPORT	55

Generally, the maximum obligation under such indemnifications is not explicitly stated and as a result, the overall amount of these obligations cannot be reasonably estimated. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

As party to a reinsurance pool for workers’ compensation, general liability and automobile liability, we have guarantees with a maximum exposure of $92 million.

Note K: Related Party Transactions

We generally use a competitive bidding process for construction of new stores, expansions, relocations and major remodels (major store projects). In addition, we utilize a construction industry standard stipulated sum, non-exclusive agreement with our general contractors. As of January 31, 2004, we had 41 general contractors qualified to competitively bid in North America. Fisher Development, Inc. (“FDI”), a company that is wholly owned by the brother of Donald G. Fisher and the brother’s immediate family, is one of our qualified general contractors. The stipulated sum agreement sets forth the terms under which our general contractors, including FDI, may act in connection with our construction activities. We paid approximately $4.2 million to FDI in fiscal 2003 for major store projects and other projects, which represents 15% of our total spend for all projects in fiscal 2003. On January 31, 2004, and February 1, 2003, amounts due to FDI were approximately $650,000 and $1.3 million, respectively. We paid $81 million and $416 million to FDI in fiscal 2002 and fiscal 2001, respectively. The Audit and Finance Committee of the Board reviews this relationship annually.

In October 2001, the Audit and Finance Committee of the Board reviewed and approved the terms of agreements to lease to Doris F. Fisher and Donald G. Fisher a total of approximately 26,000 square feet of space in our One Harrison and Two Folsom corporate San Francisco locations to display portions of their personal art collection. The agreements provide for base rent ranging from $30.00 to $42.35 per square foot per year over a 15-year term. We believe that these rental rates were at least competitive when the agreement was entered into and are currently above-market rates in San Francisco’s commercial real estate market. The agreements also provide us and our employees significant benefits, including use of the space on a regular basis for corporate functions. In addition, Mr. and Mrs. Fisher allow employees to visit the galleries at no charge.

We are a party to a relocation services agreement with an independent relocation company (the “Relocation Company”) pursuant to which eligible employees receive certain relocation assistance and related services. In addition to assisting employees in finding appropriate housing in the San Francisco Bay Area, the agreement provides for the Relocation Company to purchase a transferring employee’s former residence at an appraised value or price offered by a third party buyer. Following execution of a purchase agreement between the Relocation Company and the transferring employee, the Relocation Company pays to the transferring employee an amount equal to all or part of the employee’s equity in the residence. The funds to make these payments are provided by the company and are repaid to us by the Relocation Company from the proceeds of sale of the residence to a third party buyer, if available. The Relocation Company receives from us a minimal fee for services provided to each employee and reimbursement for any direct costs incurred in connection with the purchase of an employee’s home, including any difference in the purchase price paid by the Relocation Company to the employee and the amount received by the Relocation Company upon sale of the residence to a third party buyer. Any gain received by the Relocation Company on the sale of a residence to a third party buyer is credited toward the direct costs payable by us. In connection with the relocations of Messrs. Pressler and Pollitt, we paid to the Relocation Company $245,001 and $78,809, respectively.

56	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY INFORMATION

(Unaudited)

Financial Data

	Fiscal 2003
(In millions except per share amounts)	13 Weeks Ended May 3, 2003	13 Weeks Ended Aug. 2, 2003	13 Weeks Ended Nov. 1, 2003	13 Weeks Ended Jan. 31, 2004	52 Weeks Ended Jan. 31, 2004
Net sales	$3,353	$3,685	$3,929	$4,887	$15,854

Gross profit	1,277	1,326	1,527	1,838	5,968

Net earnings	202	209	263	356	1,030

Earnings per share—basic	0.23	0.23	0.29	0.40	1.15

Earnings per share—diluted	0.22	0.22	0.28	0.37	1.09

	Fiscal 2002
(In millions except per share amounts)	13 Weeks Ended May 4, 2002	13 Weeks Ended Aug. 3, 2002	13 Weeks Ended Nov. 2, 2002	13 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 1, 2003
Net sales	$2,891	$3,268	$3,645	$4,651	$14,455

Gross profit	879	1,091	1,316	1,627	4,913

Net earnings	37	57	135	248	477

Earnings per share—basic	0.04	0.07	0.15	0.28	0.55

Earnings per share—diluted	0.04	0.06	0.15	0.27	0.54

Per Share Data

	Market Prices				Cash Dividends Paid (a)
Fiscal	2003		2002		2003	2002
	High	Low	High	Low
1st Quarter	$16.97	$12.01	$15.90	$11.85	$0.0222	$0.0222

2nd Quarter	19.63	16.24	17.14	9.10	0.0222	0.0222

3rd Quarter	21.29	16.99	13.45	8.35	0.0222	0.0222

4th Quarter	23.47	18.15	16.75	12.25	0.0222	0.0222

Year					$0.0888	$0.0888

The principal markets on which our stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of our stock as of March 15, 2004, was 10,575.

(a)	Our $750 million secured revolving credit facility restricts cash dividends to an amount not in excess of $.0888 per year per share, with such per share amount to be adjusted ratably in respect to common stock distributions to holders of our equity interests, recapitalizations, stock splits or any similar event.

GAP INC. 2003 ANNUAL REPORT	57