Form 10-K, Exhibit 13
period 2006-01-28
GAP INC
filed 2006-03-28
CIK 39911

Exhibit 13

GAP INC. FINANCIALS 2005

FIVE-YEAR SELECTED DATA

The following selected financial data are derived from the Consolidated Financial Statements of Gap Inc. (the “Company”). The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s Consolidated Financial Statements and notes herein.

	Fiscal Year (in weeks)
	2005 (52)	2004 (52)	2003 (52)	2002 (52)	2001 (52)
Operating Results ($ in millions)
Net sales	$16,023	$16,267	$15,854	$14,455	$13,848
Cost of goods sold and occupancy expenses	10,154	9,886	9,885	9,541	9,733
Gross margin	36.6%	39.2%	37.6%	34.0%	29.7%
Operating expenses, excluding loss on early retirement of debt	$4,124	$4,296	$4,068	$3,901	$3,806
Loss on early retirement of debt	—	105	21	—	—
Operating margin (a)	10.9%	12.2%	11.9%	7.0%	2.2%
Net interest (income) expense (b)	$(48)	$108	$196	$212	$96
Earnings before income taxes	1,793	1,872	1,684	801	213
Percentage of net sales	11.2%	11.5%	10.6%	5.5%	1.5%
Income taxes	$680	$722	$653	$323	$238
Net earnings (loss)	1,113	1,150	1,031	478	(25)
Percentage of net sales	6.9%	7.1%	6.5%	3.3%	(0.2%)
Cash dividends paid	$179	$79	$79	$78	$76
Purchase of property and equipment	600	419	261	308	1,026
Depreciation and amortization	625	615	675	706	741
Per Share Data
Net earnings (loss)—basic	$1.26	$1.29	$1.15	$0.55	$(0.03)
Net earnings (loss)—diluted	1.24	1.21	1.09	0.54	(0.03)
Dividends paid (c)	0.18	0.09	0.09	0.09	0.09
Shareholders equity (book value)	6.16	5.53	5.21	4.03	3.35
Financial Position ($ in millions, except per square foot data)
Property and equipment, net	$3,246	$3,376	$3,626	$4,069	$4,487
Merchandise inventory	1,696	1,814	1,704	2,048	1,769
Total assets	8,821	10,048	10,713	10,283	8,096
Inventory per square foot (d)	43	48	45	53	47
Inventory per square foot (decrease) increase	(11%)	6.2%	(15.5%)	13.5%	(20.3%)
Working capital	$3,297	$4,062	$4,156	$2,972	$1,018
Current ratio	2.70:1	2.81:1	2.63:1	2.08:1	1.48:1
Total long-term debt and senior convertible notes, less current maturities (b)	$513	$1,886	$2,487	$2,896	$1,961
Ratio of long-term debt and senior convertible notes to shareholders’ equity (e)	0.09:1	0.38:1	0.54:1	0.82:1	0.68:1
Shareholders’ equity	$5,425	$4,936	$4,648	$3,526	$2,880
Return on average assets	11.8%	11.1%	9.8%	5.2%	(0.3%)
Return on average shareholders’ equity	21.5%	24.0%	25.2%	14.9%	(0.9%)
Statistics
Number of new store locations opened	198	130	35	115	324
Number of store locations closed	139	158	130	95	75
Number of store locations open at year-end	3,053	2,994	3,022	3,117	3,097
Net increase (decrease) in number of store locations	2%	(1%)	(3%)	1%	9%
Comparable store sales increase (decrease) percentage (52-week basis)	(5%)	0%	7%	(3%)	(13%)
Sales per square foot (52-week basis) (f)	$412	$428	$415	$378	$394
Square footage of store space at year-end	37,765,229	36,590,929	36,518,204	37,251,520	36,333,392
Percentage increase (decrease) in square feet	3%	0%	(2%)	3%	16%
Number of employees at year-end	153,000	152,000	153,000	169,000	165,000
Weighted-average number of shares—basic	881,057,753	893,356,815	892,554,538	875,545,551	860,255,419
Weighted-average number of shares—diluted	902,305,691	991,121,573	988,177,828	881,477,888	860,255,419
Number of shares outstanding at year-end, net of treasury stock	856,985,979	860,559,077	897,202,485	887,322,707	865,726,890

(a)	Operating margin includes loss on early retirement of debt.
(b)	Fiscal 2005 reduction due primarily to the March 2005 redemption of our Senior Convertible Notes. See Note B to the Consolidated Financial Statements.
(c)	Fiscal 2005 dividend per share does not include a dividend of $.0222 per share declared in the fourth quarter of fiscal 2004 but paid in the first quarter of fiscal 2005.
(d)	Based on year-end store square footage and inventory balances; excludes inventory related to online sales.
(e)	Long-term debt includes current maturities.
(f)	Based on monthly average store square footage.

gap inc. 2005 annual report 15

GAP INC. FINANCIALS 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Of Financial Condition and Results of Operations

Our Business

We are a global specialty retailer operating retail and outlet stores selling casual apparel, accessories, and personal care products for men, women and children under the Gap, Banana Republic, Old Navy, and Forth & Towne brand names. We operate stores in the United States, Canada, the United Kingdom, France and Japan. In addition, our U.S. customers may shop online at gap.com, bananarepublic.com and oldnavy.com. We design virtually all of our products, which are manufactured by independent sources, and sell them under our brands:

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

Forth & Towne. We opened the first stores of our newest retail concept in August 2005, targeting women over the age of 35. Forth & Towne offers customers smart, fashionable clothing and accessories tailored to a range of lifestyles. Forth & Towne offers great style and a dependable fit, along with a beautiful setting and exceptional service.

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

Overview

In fiscal 2005, we made continued progress against our strategic priorities and continued to position ourselves for long-term growth. Despite disappointing top line results, we continued to deliver solid earnings, completed our $2 billion share repurchase program, doubled our dividend, and delivered on our growth initiatives. We successfully launched Forth & Towne, introduced Banana Republic in Japan, developed a franchising capability, and introduced a new e-commerce platform.

We delivered an increase in diluted earnings per share from $1.21 per share to $1.24 per share. However, continued product acceptance challenges leading to additional promotions and markdowns resulted in a 3 percent decrease in net earnings from $1.2 billion to $1.1 billion in 2005.

We have also continued to generate strong free cash flow and in fiscal 2005 our free cash flow was $951 million, which represented 85% of fiscal 2005 net earnings and reflects our ability to generate solid earnings. We define free cash flow as the net cash provided by operating activities less the purchase of property and equipment. For a reconciliation of free cash flow, a non-GAAP measure, to a GAAP measure, see the Liquidity section in this Management’s Discussion and Analysis. Our solid earnings and healthy balance sheet yielded higher capital returns. Our return on average assets increased from 11.1 percent in fiscal 2004 to 11.8 percent in fiscal 2005.

16 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

Our Consolidated Balance Sheet remains strong as we ended the year with $3.0 billion in cash and short-term investments. We called our $1.4 billion convertible notes on March 11, 2005, leaving only $513 million in debt remaining on our balance sheet as of January 28, 2006. In 2005, we regained our Investment Grade rating from both Standard & Poor’s and Moody’s.

During 2005, we returned excess cash to shareholders by repurchasing 99 million shares for $2.0 billion and paying dividends of $0.18 per share to our shareholders. Cash distribution to shareholders will continue to play an important role in delivering shareholder returns; however, our first priority for excess cash is investing in our business in a way that meets or exceeds our return criteria. We are committed to maintaining sufficient cash on the balance sheet to support the needs of our business and withstand unanticipated business volatility. Therefore, we currently plan to keep about $2 billion of cash available. Our view on the appropriate level of available cash will change over time to reflect the changing needs of our business.

We intend to continue to deliver shareholder value through our plans to increase dividends and share repurchases in fiscal 2006. In line with this goal, we announced our plan to increase our cash dividend to $0.32 per share for fiscal 2006. Additionally, on February 23, 2006, we announced that our board of directors has authorized an additional $500 million for our share repurchase program. Our actions reflect our confidence in our ability to continue generating strong cash flow.

Our cash balances combined with our cash flow are sufficient to support our shareholder distributions and strategic growth initiatives. Our real estate strategy in fiscal 2006 includes plans to open about 175 new stores, weighted more toward Old Navy. We also plan to close about 135 stores in fiscal 2006, mainly from Gap brand in North America, as part of our strategy to optimize our real estate fleet. Most store closures will occur upon lease expiration. Our strategic initiatives include new international franchise and distribution agreements to expand Gap and Banana Republic into markets in which we do not operate. These growth strategies and initiatives will negatively impact operating expenses in fiscal 2006, but will position us to take advantage of future opportunities.

We expect operating margin to be about 10.0 percent to 10.5 percent and we also expect to generate at least $900 million in free cash flow. For a reconciliation of free cash flow, a non-GAAP measure, to a GAAP measure, see the Liquidity section in this Management’s Discussion and Analysis. See the Forward-Looking Statements section below.

Looking forward, we remain committed to delivering shareholder value through cash distributions and operating performance. Our priorities for fiscal 2006 are clear. We are focused on developing improved product offerings supported by effective marketing and compelling store experiences. We will continue to pursue growth strategies including real estate expansion and brand extensions, expanding our brands internationally, building our world-class online business and creating new brands.

gap inc. 2005 annual report 17

GAP INC. FINANCIALS 2005

Forward-Looking Statements

This Annual Report contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements. Words such as “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” and similar expressions also identify forward-looking statements. Forward-looking statements include statements regarding: (i) the amount of cash available in the future; (ii) the amount and timing of dividends in fiscal 2006; (iii) our cash balances combined with our cash flow being sufficient to support our shareholder distributions and strategic growth initiatives; (iv) the number of new store openings and store closings in fiscal 2006, and weightings by brand; (v) the number of Gap store upgrades in fiscal 2006; (vi) the timing for Banana Republic’s new personal care line in partnership with Inter Parfums; (vii) operating margin for fiscal 2006; (viii) free cash flow and free cash flow components in fiscal 2006; (ix) delivering shareholder value through cash distributions and operating performance; (x) pursuing growth strategies, including real estate expansion and brand extensions, expanding our brands internationally, building our online business and creating new brands; (xi) interest expense in fiscal 2006; (xii) effective tax rate for fiscal 2006; (xiii) year over year change in inventory per square foot at the end of the first quarter of fiscal 2006 and the second quarter of fiscal 2006; (xiv) capital expenditures in fiscal 2006, as well as methods for funding capital expenditures; (xv) net square footage change in fiscal 2006; (xvi) share repurchases in fiscal 2006; (xvii) the transition of certain aspects of our information technology infrastructure to IBM, and the timing and costs of that transfer; (xviii) our expectations regarding future indemnification liability; (xix) the maximum exposure and cash collateralized balance for reinsurance pool in future periods; (xx) the impact of new accounting pronouncements; (xxi) future lease payments and sublease income; and (xxii) the impact of proceedings, lawsuits, disputes and claims.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the following: the risk that we will be unsuccessful in gauging fashion trends and changing consumer preferences; the highly competitive nature of our business in the U.S. and internationally and our dependence on consumer spending patterns, which are influenced by numerous other factors; the risk that we will be unsuccessful in identifying and negotiating new store locations effectively; the risk that comparable store sales and margins will experience fluctuations; the risk that we will be unsuccessful in implementing our strategic, operating and people initiatives; the risk that adverse changes in our credit ratings may have a negative impact on our financing costs and capital structure in future periods; the risk that trade matters, events causing disruptions in product shipments from China and other foreign countries, or IT systems changes may disrupt our supply chain or operations; and the risk that we will not be successful in defending various proceedings, lawsuits, disputes, claims, and audits; any of which could impact net sales, costs and expenses, and/or planned strategies. Additional information regarding factors that could cause results to differ can be found in our Annual Report on Form 10-K for the fiscal year ended January 28, 2006.

Future economic and industry trends that could potentially impact net sales and profitability are difficult to predict. These forward-looking statements are based on information as of March 17, 2006 and we assume no obligation to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

18 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

RESULTS OF OPERATIONS

In fiscal 2005, diluted earnings per share increased by $0.03 to $1.24 compared to $1.21 in fiscal 2004, while net earnings decreased 3 percent to $1.1 billion compared to net earnings of $1.2 billion in fiscal 2004. Operating margins decreased 1.3 percentage points to 10.9 percent in fiscal 2005, reflecting product acceptance challenges that resulted in increased promotions and markdowns.

Net Sales by Brand, Region and Channel

Net sales consist of retail sales, online sales and shipping fees received from customers for delivery of merchandise. Outlet retail sales are reflected within the respective results of each brand.

52 Weeks Ended January 28, 2006 Net Sales ($ in millions)		Gap	Old Navy	Banana Republic	Other (3)	Total
North America (1)	Stores	$5,176	$6,588	$2,196	$5	$13,965
	Direct (Online)	233	268	91	3	595
Europe	Stores	825	—	—	—	825
Asia	Stores	603	—	14	—	617
Other (2)		—	—	—	21	21

Total		$6,837	$6,856	$2,301	$29	$16,023

Global Sales Growth (Decline)		(6%)	2%	1%	—	(2%)

52 Weeks Ended January 29, 2005 Net Sales ($ in millions)		Gap	Old Navy	Banana Republic	Other (3)	Total
North America (1)	Stores	$5,510	$6,511	$2,178	$—	$14,199
	Direct (Online)	236	236	91	—	563
Europe	Stores	879	—	—	—	879
Asia	Stores	591	—	—	—	591
Other (2)		24	—	—	11	35

Total		$7,240	$6,747	$2,269	$11	$16,267

Global Sales Growth (Decline)		(1%)	5%	9%	—	3%

52 Weeks Ended January 31, 2004 Net Sales ($ in millions)		Gap	Old Navy	Banana Republic	Other (3)	Total
North America (1)	Stores	$5,557	$6,267	$2,013	$—	$13,837
	Direct (Online)	220	189	77	—	486
Europe	Stores	861	—	—	—	861
Asia	Stores	610	—	—	—	610
Other (2)		57	—	—	3	60

Total		$7,305	$6,456	$2,090	$3	$15,854

Global Sales Growth		9%	11%	8%	—	10%

(1)	North America includes the United States, Canada, and Puerto Rico.
(2)	Other includes our International Sales Program and Germany. In August 2004, we sold our stores and exited the market in Germany.
(3)	Other includes Forth & Towne, Business Direct and International Sales Program.

Net Sales

A store is included in comparable store sales (“Comp”) when all three of the following requirements have been met: the store has been open at least one year, square footage has not changed by 15 percent or more within the past year, and the store has not been permanently repositioned within the past year. A store is included in Comp on the first day it has comparable prior year sales. Stores in which square footage has changed by 15 percent or more as a result of remodel, expansion, or reduction are excluded from Comp until the first day they have comparable prior year sales. Current year foreign exchange rates are applied to both current year and prior year Comp store sales to achieve a consistent basis for comparison.

A store is considered non-comparable (“Non-comp”) when, in general, the store has no comparable prior year sales. For example, a store that has been open for less than one year, a store that has changed its square footage by 15 percent or more within the past year, or the store has been permanently repositioned within the past year is considered Non-comp. Non-store sales such as online operations are also considered Non-comp.

gap inc. 2005 annual report 19

GAP INC. FINANCIALS 2005

A store is considered “Closed” if it is temporarily closed for three or more full consecutive days or is permanently closed. When a temporarily closed store reopens, the store will be placed in the Comp/Non-comp status it was in prior to its closure. If a store was in “Closed” status for three or more days in the prior year then the store will be in “Non-comp” status for the same days in the following year.

52 Weeks Ended January 28, 2006 Increase (decrease) ($ in millions)	Gap (1)	Old Navy	Banana Republic	Other	Total
2004 Net Sales	$7,240	$6,747	$2,269	$11	$16,267
Comparable store sales	(302)	(361)	(104)	—	(767)
Noncomparable store sales	(87)	409	130	15	467
Direct (Online)	(3)	32	—	3	32
Foreign exchange (2)	(11)	29	6	—	24

2005 Net Sales	$6,837	$6,856	$2,301	$29	$16,023

52 Weeks Ended January 29, 2005 Increase (decrease) ($ in millions)	Gap (1)	Old Navy	Banana Republic	Other	Total
2003 Net Sales	$7,305	$6,456	$2,090	$3	$15,854
Comparable store sales	(76)	25	109	—	58
Noncomparable store sales	(155)	195	51	7	98
Direct (Online)	16	47	14	—	77
Foreign exchange (2)	150	24	5	1	180

2004 Net Sales	$7,240	$6,747	$2,269	$11	$16,267

(1)	Includes Gap International.
(2)	Foreign exchange is the translation impact of current year exchange rates versus current year sales at prior year exchange rates.

Our fiscal 2005 sales decreased $244 million, or 2 percent, compared to fiscal 2004. During fiscal 2005, our comparable store sales declined 5 percent compared to the prior year primarily due to weak traffic trends as a result of our products which did not perform to our expectations. In fiscal 2006 we continue to focus on improving our product in all brands, for each season. Our total noncomparable store sales increase was due to the 198 new store openings. Our overall net square footage increased 3 percent over the prior year. Sales productivity in fiscal 2005 was $412 per average square foot compared with $428 per average square foot in fiscal 2004. We closed 139 under-performing stores in fiscal 2005, mainly for Gap brand.

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

Comparable store sales percentage by brand for fiscal 2005 and 2004 were as follows:

•	Gap North America reported negative 5 percent in 2005 versus positive 1 percent in 2004

•	Old Navy North America reported negative 6 percent in 2005 versus flat in 2004

•	Banana Republic North America reported negative 5 percent in 2005 versus positive 6 percent in 2004

•	International reported negative 3 percent in 2005 versus negative 8 percent in 2004

20 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

Store count and square footage were as follows:

	January 28, 2006		January 29, 2005
	Number of Store Locations	Sq. Ft. (in millions)	Number of Store Locations	Sq. Ft. (in millions)
Gap North America	1,335	12.6	1,396	13.0
Gap Europe	165	1.5	169	1.6
Gap Asia	91	1.0	78	0.8
Old Navy North America	959	18.4	889	17.3
Banana Republic North America	494	4.2	462	3.9
Banana Republic Japan	4	—	—	—
Forth & Towne	5	0.1	—	—

Total	3,053	37.8	2,994	36.6

Increase/(Decrease)	2%	3%	(1%)	0%

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses include the cost of merchandise, inventory shortage and valuation adjustments, freight charges, costs associated with our sourcing operations, production costs, insurance costs related to merchandise and occupancy, rent, common area maintenance, real estate taxes, utilities, and depreciation for our stores and distribution centers.

Occupancy expenses are comprised of rent, depreciation and other occupancy-related expenses as noted above.

				Percentage of Net Sales
($ in millions)	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004
Cost of Goods Sold and Occupancy Expenses	$10,154	$9,886	$9,885	63.4%	60.8%	62.4%

Cost of goods sold and occupancy expenses as a percentage of net sales increased 2.6 percentage points in fiscal 2005 compared with fiscal 2004. Our merchandise margin, calculated as net sales less cost of goods sold, decreased 2.2 percentage points, or $475 million, as product acceptance challenges drove additional promotions and markdowns. In addition, cost of goods sold decreased due to a reclassification of certain sourcing costs from operating expenses to cost of goods sold. While we had been classifying the majority of sourcing expenses in cost of goods sold, certain sourcing expenses had been classified in operating expenses and, as a result, approximately $42 million of year to date sourcing expenses, primarily comprised of payroll and benefit expenses for our wholly owned agent offices, were reclassified during fiscal 2005. As a percentage of sales, occupancy expenses increased compared to fiscal 2004 primarily due to the decrease in sales for stores that have been open for more than one year. In addition, occupancy expenses increased due to $50 million recognized in fiscal 2005 related to the amortization of key money paid to acquire the rights of tenancy in France. The increase was offset by a $19 million decrease in occupancy expenses from a lease accounting adjustment in the second quarter of fiscal 2005 to true-up amounts which were estimated in our fiscal 2004 financial statements. Prior to fiscal 2005, we considered key money an indefinite life intangible asset that was not amortized and in fiscal 2005, we determined that key money should more appropriately be amortized over the corresponding lease term and recorded $50 million of amortization expense representing the cumulative impact of amortizing our key money balance from fiscal 1995 through the end of fiscal 2005.

Cost of goods sold and occupancy expenses as a percentage of net sales decreased 1.6 percentage points in fiscal 2004 compared with fiscal 2003. Our merchandise margins increased 1.1 percentage points, or $390 million, due to enhanced product assortments supported by inventory management and use of sophisticated markdown optimization tools to assist us in forecasting the optimal timing and level of markdowns. We had a higher contribution of regular priced sales compared with fiscal 2003. We improved our leverage of our rent, occupancy and depreciation expenses by 0.5 percentage points in fiscal 2004 due to lower depreciation from a maturing fleet, reduced capital spending compared to historical levels and continual store fleet optimization combined with improved sales performance over the prior year. An increase in our direct (online) revenues also contributed to the improved leverage, as these sales do not incur store related rent, occupancy and depreciation expenses.

As a general business practice, we review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear the majority of this merchandise.

gap inc. 2005 annual report 21

GAP INC. FINANCIALS 2005

Operating Expenses, Excluding Loss on Early Retirement of Debt

Operating expenses include payroll and related benefits (for our store operations, field management, distribution centers, and corporate functions), advertising, and general and administrative expenses. Also included are costs to design and develop our products, merchandise handling and receiving in distribution centers and stores, distribution center general and administrative expenses, and rent, occupancy, and depreciation for headquarter facilities.

				Percentage of Net Sales
($ in millions)	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004
Operating Expenses, Excluding Loss on Early Retirement of Debt	$4,124	$4,296	$4,068	25.7%	26.4%	25.7%

Operating expenses as a percentage of net sales decreased 0.7 percentage points, or $172 million, in fiscal 2005 compared with fiscal 2004. The decrease was primarily driven by a $61 million net reversal of sublease loss reserve in the second quarter of fiscal 2005 and the reclassification of certain sourcing expenses. While we have been classifying the majority of sourcing expenses in cost of goods sold and occupancy expenses, some operating costs related to certain wholly owned agent offices that source our product had been classified in operating expenses. As a result, approximately $42 million of year to date sourcing expenses were reclassified in fiscal 2005. This reclassification had no effect on net earnings. Lower advertising expenses primarily driven by our decision not to run a holiday television campaign at Gap brand and lower bonus expense related to fiscal 2005 performance also contributed to the decrease in operating expenses.

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

Operating margin, excluding loss on early retirement of debt, was 10.9 percent, 12.8 percent, and 12.0 percent in fiscal 2005, 2004 and 2003, respectively. For fiscal 2006, we expect operating margin to be about 10.0 to 10.5 percent, including the impact of the adoption of SFAS 123(R).

Included in operating expenses are costs related to store closures and sublease loss reserves. The following discussion should be read in conjunction with Note E to the Consolidated Financial Statements.

During the second fiscal quarter of 2005 we completed our assessment of available space and future office facility needs and decided that we would occupy one of our vacant leased properties in San Francisco. As a result, in the same quarter the sublease loss reserve of $58 million associated with this space at April 30, 2005 was reversed and planning efforts to design and construct leasehold improvements for occupation in 2006 began. We further reduced the reserve by $3 million based on our decision to occupy certain additional office space.

In prior years, we considered our headquarter facilities’ space needs and identified and abandoned excess facility space. As a result of these actions, we recorded sublease loss charges of $77 million in fiscal 2002. During fiscal 2004 and 2003, due to continued weakness in the commercial real estate market, we revised our sublease income and sublease commencement projections and assumptions related to headquarter facilities in our San Francisco and San Bruno campuses and recorded additional sublease loss charges of $5 million and $9 million, respectively.

In August 2004, we sold our stores and exited the market in Germany. In fiscal 2003, we recognized a charge to operating expense of $14 million for asset write-downs. The actual net selling price approximated our initial estimate. This decision represented a strategic move toward re-allocating our international resources to optimize growth in our other existing markets and focusing our attention on more attractive, longer-term growth opportunities in new markets.

22 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

Loss on Early Retirement of Debt

				Percentage of Net Sales
($ in millions)	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004
Loss on Early Retirement of Debt	$—	$105	$21	—	0.6%	0.1%

In line with our fiscal 2004 objective of reducing long-term debt, we reduced our outstanding debt by repurchasing $596 million of domestic debt in advance of its scheduled maturity date during fiscal 2004. We performed a net present value analysis on our outstanding debt and determined that it would be beneficial to repurchase the debt early even though we incurred $105 million in loss on early retirement of debt due to premiums paid and write-off of issuance costs. During fiscal 2003, we incurred $21 million in loss on early retirement of debt for the repurchase of €23 million of our euro bond ($27 million) and the repurchase of $141 million of domestic debt.

Interest Expense

				Percentage of Net Sales
($ in millions)	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004
Interest Expense	$45	$167	$234	0.3%	1.0%	1.5%

The decrease of $122 million in interest expense for fiscal 2005, compared with fiscal 2004, was primarily due to the lower debt level as a result of our March 2005 redemption of the convertible notes, debt repurchases, and scheduled debt maturity.

The decrease of $67 million in interest expense for fiscal 2004, compared with fiscal 2003, was primarily due to the lower debt balances resulting from our debt repurchases and scheduled debt maturity as well as savings from lower facility fees on our new credit facility.

We anticipate that fiscal 2006 interest expense will be about $40 million.

Interest Income

				Percentage of Net Sales
($ in millions)	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004
Interest Income	$93	$59	$38	0.6%	0.4%	0.2%

The continued increase in interest income is primarily due to a rising interest environment, which resulted in higher yields on our investments.

Income Taxes

				Percentage of Net Sales
($ in millions)	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004	Jan. 28, 2006	52 Weeks Ended Jan. 29, 2005	Jan. 31, 2004
Income Taxes	$680	$722	$653	4.2%	4.4%	4.1%
Effective tax rate	37.9%	38.6%	38.8%

The decrease in the effective tax rate in fiscal 2005 from fiscal 2004 is primarily driven by the impact of a favorable tax settlement related to the U.S.– Japan Income Tax Treaty.

The decrease in the effective tax rate in fiscal 2004 from fiscal 2003 was primarily driven by an improvement in the mix of earnings from domestic and international operations and improved earnings performance.

We currently expect the fiscal 2006 effective tax rate to be about 39 percent due to the absence of the favorable tax settlement realized in 2005 and the more pronounced impact of our Japan business, which is subjected to a higher tax rate than that of the U.S. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations, and the overall level of earnings.

gap inc. 2005 annual report 23

GAP INC. FINANCIALS 2005

In October 2004, Congress enacted, and the President signed into law, the American Jobs Creation Act of 2004. Among its numerous changes in the tax law this Act included a tax relief provision allowing corporate taxpayers a reduced tax rate on dividends received from controlled foreign corporations if certain conditions are satisfied. We have reviewed the provisions of the new law and have concluded that we will not benefit from these changes. Therefore there is no effect on income tax expense (or benefit) for the period as a result of the Act’s repatriation provisions.

FINANCIAL CONDITION

Liquidity

The following sets forth certain measures of our liquidity:

($ in millions)	January 28, 2006	January 29, 2005	January 31, 2004
Working capital (a)	$3,297	$4,062	$4,156
Current ratio (a)	2.70:1	2.81:1	2.63:1

(a)	Our working capital and current ratio calculations include restricted cash.

Free Cash Flow

Free cash flow is a non-GAAP measure. We believe free cash flow is an important metric, as it represents a measure of how much cash a company has available after the deduction of capital expenditures, as we require regular capital expenditures to build and maintain stores and purchase new equipment to keep the business growing. We use this metric internally, as we believe our sustained ability to increase free cash flow is an important driver of value creation.

The following table reconciles free cash flow, a non-GAAP financial measure, to a GAAP financial measure.

	52 Weeks Ended
($ in millions)	January 28, 2006	January 29, 2005	January 31, 2004
Net cash provided by operating activities	$1,551	$1,597	$2,160
Net cash provided by (used for) investing activities	286	183	(2,318)
Net cash used for financing activities	(2,040)	(1,796)	(636)
Effect of exchange rate fluctuations on cash	(7)	—	28

Net decrease in cash and equivalents	$(210)	$(16)	$(766)

Net cash provided by operating activities	$1,551	$1,597	$2,160
Less: Net purchases of property and equipment	(600)	(419)	(261)

Free cash flow	$951	$1,178	$1,899

The following table sets forth our projected minimum fiscal 2006 free cash flow components to accomplish our target to generate minimum free cash flow of at least $900 million:

($ in millions)	Projected Fifty-Three Weeks Ending February 3, 2007
Projected minimum net cash provided by operating activities	$1,575
Less: Projected net purchase of property and equipment	(675)

Projected minimum fiscal 2006 free cash flow	$900

We delivered a healthy $951 million in free cash flow, which represented 85% of net earnings. Our solid earnings continue to generate strong free cash flow. Free cash flow as a percent of net earnings was 102% and 184% for fiscal 2004 and 2003, respectively. For the year ended January 28, 2006, our free cash flow decreased $227 million compared to the prior year primarily due to higher capital expenditures, which were associated with new store openings and store remodels as we invest in our future.

In addition, we renegotiated our letter of credit agreements, which increased our financial flexibility and decreased most of our restricted cash balance on our consolidated balance sheet. (See Note B to the Consolidated Financial Statements).

24 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

We are committed to maintaining sufficient cash to support the needs of our business and withstand unanticipated business volatility; therefore, we plan to keep $2 billion of cash available. We will continue to evaluate our $2 billion cash balance target over time to reflect the changing needs of our business.

Cash Flows from Operating Activities

	52 Weeks Ended
($ in millions)	January 28, 2006	January 29, 2005	January 31, 2004
Net earnings	$1,113	$1,150	$1,031

Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	625	615	675
Other non-cash reconciling adjustments	(74)	(23)	180
Change in merchandise inventory	114	(90)	385
Other changes in operating assets and liabilities	(227)	(55)	(111)

Net cash provided by operating activities	$1,551	$1,597	$2,160

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash include personnel related expenses, merchandise inventory purchases, payment of taxes, occupancy and capital expenditures. Net cash provided by operating activities decreased $46 million compared with fiscal 2004. The decrease in source of cash from fiscal 2004 is primarily due to the decrease in accounts payable mainly as a result of lower merchandise inventory levels, and the decrease in accrued expenses, driven primarily by the decreased bonus as a result of fiscal 2005 performance. These decreases were offset by an increase in source of cash due to the decreased inventory balance as a result of disciplined inventory management.

For fiscal 2004, the $563 million decrease in cash provided by operating activities compared with fiscal 2003 was due to increased purchases to replenish our inventory to support our increased sales activity. In addition, higher tax payments due to our stronger earnings performance required more cash.

Inventory management remains an area of focus. We continue to execute against our strategies to optimize inventory productivity and more tightly manage the receipt and timing of our inventory, while maintaining appropriate in-store merchandise levels and product assortment to support sales growth. Inventory per square foot at January 28, 2006 was $43, an 11 percent decrease over fiscal 2004 primarily due to earlier Spring and later Summer product flow. Inventory per square foot at January 29, 2005 was $48, a 6 percent increase over fiscal 2003 primarily due to earlier Easter and Spring product flow and also missed holiday opportunities.

We fund inventory expenditures during normal and peak periods through cash flows from operating activities and available cash. Our business follows a seasonal pattern, peaking over a total of about 13 weeks during the back-to-school and holiday periods. During fiscal 2005, fiscal 2004, and fiscal 2003, these periods accounted for 32 percent, 32 percent, and 33 percent, respectively, of our annual net sales. The seasonality of our operations may lead to significant fluctuations in certain asset and liability accounts between fiscal year-end and subsequent interim periods.

We expect the percent decrease in inventory per square foot at the end of both the first and second quarters of 2006 to be in the low single digits compared to last year.

Cash Flows from Investing Activities

	52 Weeks Ended
($ in millions)	January 28, 2006	January 29, 2005	January 31, 2004
Purchase of property and equipment	$(600)	$(419)	$(261)
Proceeds from sale of property and equipment	27	—	1
Purchase of short-term investments	(1,768)	(1,813)	(1,202)
Maturities of short-term investments	1,645	2,072	442
Change in restricted cash	959	337	(1,303)
Change in other assets	23	6	5

Net cash provided by (used for) investing activities	$286	$183	$(2,318)

gap inc. 2005 annual report 25

GAP INC. FINANCIALS 2005

For fiscal 2005, net cash provided by investing activities increased $103 million compared with fiscal 2004, as we released $959 million of cash required as collateral to our letter of credit agreements. Maturities of short-term investments reinvested were less than purchases of new investments in fiscal 2005, compared to the prior year. For fiscal 2004, net cash used for investing activities decreased $2.5 billion compared with fiscal 2003. Maturities of short-term investments reinvested were greater than purchases of new investments in fiscal 2004 compared to the prior year, and we released $337 million of restricted cash required as collateral to our letter of credit agreements.

In fiscal 2005 and 2004, capital expenditures totaled approximately $600 million and $419 million, respectively. The majority of these expenditures in both fiscal years were used for new store locations, store remodels and information technology.

For fiscal 2006, we expect capital expenditures to be about $675 million, primarily for new stores, remodels and information technology infrastructure and projects. We expect to open about 175 new store locations and to close about 135 store locations. New store locations will be weighted toward Old Navy, while Gap stores will account for the majority of locations closed. As a result, we expect net square footage to increase 1 to 2 percent for fiscal 2006. We expect to fund these capital expenditures with cash flows from operations and available cash. The breakdown of our fiscal 2006 capital expenditures estimate is outlined in the table below:

($ in millions)	Projected Fifty-Three Weeks Ending February 3, 2007
New stores	$270
Existing stores	200
Information technology	130
Headquarters and distribution centers	75

Total capital investments	$675

Cash Flows from Financing Activities

	52 Weeks Ended
($ in millions)	January 28, 2006	January 29, 2005	January 31, 2004
Payments of long-term debt	$—	$(871)	$(668)
Issuance of common stock	110	130	85
Purchase of treasury stock, net of reissuances	(1,971)	(976)	26
Cash dividends paid	(179)	(79)	(79)

Net cash used for financing activities	$(2,040)	$(1,796)	$(636)

For fiscal 2005, cash flows used for financing activities increased $244 million compared with fiscal 2004 and increased $1.2 billion in fiscal 2004 compared to fiscal 2003. In fiscal 2005, we repurchased $2.0 billion of common stock and reissued $27 million of treasury stock for Employee Stock Purchase Plans. We also received $110 million from the issuance of common and treasury stock. In addition, we completed the redemption of our Senior Convertible notes as of March 31, 2005 and approximately $0.5 million was paid in cash redemption. See Note B to the accompanying Consolidated Financial Statements.

In fiscal 2004, we repurchased $1.0 billion of common stock and reissued $23.5 million of treasury stock for Employee Stock Purchase Plans. We received $130 million from the issuance of common and treasury stock. In addition, we repurchased $596 million of domestic notes in the open market, including the early retirement of our 2005 notes and we paid off the remaining outstanding balance of our €227 million 5-year euro bond ($275 million), which was due on September 30, 2004.

Dividend Policy

In determining whether to, and at what level to, declare a dividend, we considered a number of financial factors, including sustainability and financial flexibility, as well as other factors including operating performance and capital resources. While we intend to increase dividends over time at a rate greater than our growth in net income, we will balance future increases with the corresponding cash requirements of growing our businesses.

26 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

During fiscal 2005, we increased our annual dividends, which had been $0.09 per share to $0.18 per share. The increase in annual dividends reflects the declaration and payment of our fiscal 2005 dividends at the increased $0.045 per share per quarter. This annual dividend of $0.18 per share does not include the fourth quarter 2004 dividend of $0.0222 per share declared in the fourth quarter of fiscal 2004 but paid in the first quarter of fiscal 2005. We have revised our dividend schedule in 2005 such that all dividends are declared and paid in the same fiscal quarter.

In February 2006, we announced our intent to increase the annual dividend per share from $0.18 to $0.32 for fiscal 2006. The dividend is expected to be paid quarterly in April, July, October and January.

Stock Repurchase Program

Since the beginning of fiscal 2004, the Company has completed $3 billion of share repurchases of about 146 million shares. During fiscal 2005, we announced share repurchase authorizations totaling $2.0 billion, which we completed by the end of the fiscal year. We repurchased approximately 99 million shares of our common stock at a total cost of approximately $2.0 billion, at an average price per share of $20.29 including commissions. In February 2006, we announced the authorization of a new $500 million share repurchase program. Under this program, shares may be repurchased over 24 months.

During fiscal 2004, we repurchased approximately 48 million shares for approximately $1.0 billion, including commissions, at an average price per share of $20.92.

Credit Facility and Debt

The following discussion should be read in conjunction with Note B to the accompanying Consolidated Financial Statements.

On May 6, 2005, we entered into four separate $125 million 3-year letter of credit agreements and four separate $100 million 364-day letter of credit agreements for a total aggregate availability of $900 million, which collectively replaced our prior letter of credit agreements. Unlike the previous letter of credit agreements, the current letter of credit agreements are unsecured. Consequently, the $900 million of restricted cash that collateralized the prior letter of credit agreements was fully released in May 2005.

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

The New Facility and letter of credit agreements contain financial and other covenants, including, but not limited to, limitations on liens and subsidiary debt as well as the maintenance of two financial ratios—a fixed charge coverage ratio and a leverage ratio. A violation of these covenants could result in a default under the New Facility and new letter of credit agreements, which would permit the participating banks to terminate our ability to access the New Facility for letters of credit and advances, terminate our ability to request letters of credit under the letter of credit agreements, require the immediate repayment of any outstanding advances under the New Facility, and require the immediate posting of cash collateral in support of any outstanding letters of credit under the letter of credit agreements. In addition, such a default could, under certain circumstance, permit the holders of our outstanding unsecured debt to accelerate payment of such obligations.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the Consolidated Balance Sheets at the time of merchandise title transfer, although the letters of credit are generally issued prior to this. As of January 28, 2006, we had $306 million in trade letters of credit issued under our letter of credit agreements totaling $900 million and there were no borrowings under our $750 million revolving credit facility.

On March 11, 2005, we called for the full redemption of our outstanding $1.4 billion aggregate in principal of our 5.75 percent senior convertible notes (the “Notes”) due March 15, 2009. The redemption was completed by March 31, 2005. Note holders had the option to receive cash at a redemption price equal to 102.46 percent of the principal amount of the Notes, plus accrued interest excluding the redemption date, for a total of approximately $1,027 per $1,000 principal amount of Notes. Alternatively, note holders could elect to convert their Notes into approximately 62.03 shares of Gap Inc.

gap inc. 2005 annual report 27

GAP INC. FINANCIALS 2005

common stock per $1,000 principal amount. As of March 31, 2005, $1.4 billion of principal was converted into 85,143,950 shares of Gap Inc. common stock and approximately $0.5 million was paid in cash redemption.

In line with our fiscal 2004 objective of reducing long-term debt, we repaid $871 million in debt in fiscal 2004. This included early extinguishment of $596 million of our domestic debt and the maturity of €227 million 5-year euro bond ($275 million). We repurchased and extinguished early an aggregate of $180 million in principal amount of our notes due 2005, $91 million in principal amount of our notes due 2007 and $325 million in principal amount of our notes due 2008. We performed a net present value analysis on our outstanding debt and determined that it would be beneficial to repurchase the debt early even though we incurred $105 million in loss on early retirement of debt due to premiums paid and write-off of debt issuance costs.

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

Our access to the capital markets and interest expense on future financings are dependent on our senior unsecured debt rating. On February 10, 2005, Standard & Poor’s upgraded our senior unsecured debt rating to investment grade, BBB- from BB+. On April 5, 2005, Moody’s upgraded our senior unsecured debt rating to Baa3 from Ba1. As a result of these upgrades by the rating agencies, the interest rate payable by us on the 2008 Notes decreased by 50 basis points to 9.55 percent per annum as of June 15, 2005 and remains at this rate as of January 28, 2006.

Contractual Cash Obligations and Commercial Commitments

We are party to many contractual obligations involving commitments to make payments to third parties. The following table provides summary information concerning our future contractual obligations as of January 28, 2006. These obligations impact our short and long-term liquidity and capital resource needs. Certain of these contractual obligations are reflected in the Consolidated Balance Sheets, while others are disclosed as future obligations.

($ in millions)	Less than 1 Year	1–3 Years	3–5 Years	After 5 Years	Total
Amounts reflected in Consolidated Balance Sheets:
Long-term debt (a)	$—	$463	$50	$—	$513
Accrued interest on long-term debt (b)	11	—	—	—	11
Other cash obligations not reflected in Consolidated Balance Sheets:
Operating leases (c)	974	1,659	1,215	1,660	5,508
Purchase obligations and commitments (d)	2,645	292	268	495	3,700
Interest (e)	29	46	1	—	76

Total contractual cash obligations	$3,659	$2,460	$1,534	$2,155	$9,808

(a)	Represents principal maturities, net of unamortized discount, excluding interest. See Note B to the Consolidated Financial Statements.
(b)	See Note B to the Consolidated Financial Statements for discussion of our long-term debt.
(c)	Payments for maintenance, insurance, taxes, and percentage rent to which we are obligated are excluded.

See Note D to the Consolidated Financial Statements for discussion of our operating leases.

(d)	Represents estimated open purchase orders, commitments to purchase fabric and trim to be used during the next several seasons, and commitments to purchase inventory and other goods and services in the normal course of business to meet operational requirements.
(e)	Represents interest expected to be paid on our long-term debt and does not assume early debt repurchases, which would reduce the interest payments projected above.

Purchase obligations include our newly entered non-exclusive services agreement with International Business Machines Corporation (“IBM”) as described in Note J to the accompanying Consolidated Financial Statements. Under the services agreement, IBM will operate certain aspects of our information technology infrastructure that are currently operated by us. The services agreement has an initial term of ten years, and we have the right to renew it for up to three additional years. We have various options to terminate the agreement, and we will pay IBM under a combination of fixed and variable charges, with the variable charges fluctuating based on our actual consumption of services. Based on the currently projected service needs, we expect to pay approximately $1.1 billion to IBM ratably over the initial 10-year term.

The services agreement has performance levels that IBM must meet or exceed. If these service levels are not met, we would in certain circumstances receive a credit against the charges otherwise due, have the right to other interim remedies, or as to material breaches have the right to terminate the services agreement. In addition, the agreement provides us certain pricing protections, and we have the right to terminate the

28 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

services agreement both for cause and for convenience (subject, in the case of termination for convenience, to our payment of a termination fee). IBM also has certain termination rights in the event of our material breach of the agreement and failure to cure.

Amounts Reflected in Consolidated Balance Sheets

We have other commercial commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including standby letters of credit, surety bonds and bank guarantees. Amounts outstanding at January 28, 2006 relating to our standby letters of credit, surety bonds and bank guarantees were $43 million (of which $28 million was issued under the revolving credit facility lines), $54 million and $3 million, respectively.

We have other long-term liabilities reflected in the Consolidated Balance Sheets, including deferred income taxes. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be paid in fiscal 2006 that are included in current liabilities.

Other Cash Obligations Not Reflected in Consolidated Balance Sheets

The majority of our contractual obligations are made up of operating leases for our stores. Commitments for operating leases represent future minimum lease payments under non-cancelable leases. In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in the Consolidated Balance Sheets; however, the minimum lease payments related to these leases are disclosed in Note D to the accompanying Consolidated Financial Statements.

We have applied the measurement and disclosure provisions of FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” to our agreements that contain guarantee and certain indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. As of January 28, 2006, we did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

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

As party to a reinsurance pool for workers’ compensation, general liability and automobile liability, we have guarantees with a maximum exposure of $76 million, of which $10 million has already been cash collateralized. We are currently in the process of winding down our participation in the reinsurance pool. Our maximum exposure and cash collateralized balance are expected to decrease in the future as our participation in the reinsurance pool diminishes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

gap inc. 2005 annual report 29

GAP INC. FINANCIALS 2005

Our significant accounting policies can be found in Note A to the Consolidated Financial Statements. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit and Finance Committee of our Board of Directors.

Merchandise Inventory

Inventory is valued using the cost method, which values inventory at the lower of the actual cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. The change in shortage expense as a percentage of cost of goods sold was an increase of 0.6 percentage points, a decrease of 0.2 percentage points and a decrease of 1.4 percentage points for fiscal 2005, 2004 and 2003, respectively.

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years. A reduction in these estimated useful lives would result in higher annual depreciation expense for the related assets.

In accordance with SFAS 144, we review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Events that result in an impairment review include decisions to close a store, headquarter facility or distribution center, or a significant decrease in the operating performance of the long-lived asset. For our store assets that are identified as potentially being impaired, if the undiscounted future cash flows of the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the asset’s fair value. The fair value of the store’s long-lived assets is estimated using the discounted future cash flows of the assets based upon a rate that approximates our weighted-average cost of capital. Our estimate of future cash flows is based upon our experience, knowledge and third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict. We recorded a charge for the impairment of store assets of $3 million, $5 million, and $23 million during fiscal 2005, 2004 and 2003, respectively.

The decision to close or sublease a store, distribution center or headquarter facility space can result in accelerated depreciation over the revised estimated useful life of the long-lived asset. In addition, we record a charge and corresponding sublease loss reserve for the net present value of the difference between the contract rent obligations and the rate at which we expect to be able to sublease the properties. We estimate the reserve based on the status of our efforts to lease vacant office space, including a review of real estate market conditions, our projections for sublease income and sublease commencement assumptions. Most store closures occur upon the lease expiration.

Insurance/Self-insurance

We use a combination of insurance and self-insurance for a number of risk management activities including workers’ compensation, general liability, automobile liability and employee related health care benefits, a portion of which is paid by our employees. Liabilities associated with these risks are estimated based on actuarially determined amounts, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses concerning our liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

30 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

Revenue Recognition

We recognize revenue and the related cost of goods sold (including shipping costs) at the time the products are received by the customers in accordance with the provisions of Staff Accounting Bulletin No. (“SAB”) 101, “Revenue Recognition in Financial Statements” as amended by SAB 104, “Revenue Recognition.” Revenue is recognized for store sales at the point at which the customer receives and pays for the merchandise at the register with either cash or credit card. For online sales, revenue is recognized at the time we estimate the customer receives the product. We estimate and defer revenue and the related product costs for shipments that are in-transit to the customer. Customers typically receive goods within a few days of shipment. Such amounts were immaterial as of January 28, 2006, January 29, 2005, and January 31, 2004. Amounts related to shipping and handling that are billed to customers are reflected in net sales and the related costs are reflected in cost of goods sold and occupancy expenses.

Allowances for estimated returns are recorded based on estimated gross profit using our historical return patterns.

Upon the purchase of a gift card or issuance of a gift certificate, a liability is established for the cash value of the gift card or gift certificate. The liability is relieved and income is recorded as net sales upon redemption or as other income, which is a component of operating expenses, after sixty months, whichever is earlier. It is our historical experience that the likelihood of redemption after sixty months is remote. The liability for gift cards and gift certificates is recorded in accounts payable on the Consolidated Balance Sheets.

Income Taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any point in time, many tax years are subject to or in the process of audit by various taxing authorities. To the extent that our estimates of probable settlements change or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. We also record a valuation allowance against our deferred tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, changes in the expected outcome of audits or changes in the deferred tax valuation allowance.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note A to the Consolidated Financial Statements for recent accounting pronouncements, including the expected dates of adoption and estimated effects on our financial position, statement of cash flows and results of operations.

gap inc. 2005 annual report 31

GAP INC. FINANCIALS 2005

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all forecasted merchandise purchases for foreign operations using foreign exchange forward contracts. We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain intercompany loans and balances denominated in currencies other than the functional currency of the entity holding or issuing the intercompany loan or balance. These contracts are entered into with large, reputable financial institutions, thereby minimizing the credit exposure from our counter-parties. The principal currencies hedged during fiscal 2005 were the Euro, British pound, Japanese yen, and Canadian dollar. Our use of derivative financial instruments represents risk management; we do not use derivative financial instruments for trading purposes. Additional information is presented in Note F to the Consolidated Financial Statements.

We have performed a sensitivity analysis as of January 28, 2006 and January 29, 2005, based on a model that measures the change in fair values of our derivative financial instruments arising from a hypothetical 10 percent adverse change in the level of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covers all foreign exchange derivative financial instruments offset by the underlying exposures. The foreign currency exchange rates used in the model were based on the spot rates in effect at January 28, 2006 and January 29, 2005. The sensitivity analysis indicated that a hypothetical 10 percent adverse movement in foreign currency exchange rates would have had an unfavorable impact on the fair values of our foreign exchange derivative financial instruments, net of the underlying exposures, of $30 million at January 28, 2006 and $23 million at January 29, 2005.

We hedge the net assets of certain international subsidiaries to offset the translation and economic exposures related to our investments in these subsidiaries. The change in fair value of the hedging instrument is reported in accumulated other comprehensive earnings (loss) within shareholders’ equity to offset the foreign currency translation adjustments on the investments.

In addition, we used a cross-currency interest rate swap to swap the interest and principal payable of $50 million debt securities of our Japanese subsidiary, Gap (Japan) KK, from a fixed interest rate of 6.25 percent, payable in U.S. dollars, to 6.1 billion Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded on the Consolidated Balance Sheets at their issuance amount, net of unamortized discount. The derivative instruments are recorded in the Consolidated Balance Sheets at their fair value as of January 28, 2006.

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

In March 2002, we issued $1.4 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received proceeds of $1.4 billion in cash, net of underwriting and other fees. On March 11, 2005, we called for the full redemption of these notes. The redemption was completed by March 31, 2005. Note holders had the option of receiving either cash at a redemption price equal to 102.46 percent of the principal amount of the note, plus accrued interest, for a total of approximately $1,027 per $1,000 principal amount of notes, or alternatively, converting their notes into approximately 62.03 shares of Gap, Inc. common stock per $1,000 principal amount. As of March 31, 2005, $1.4 billion of principal was converted into 85,143,950 shares of Gap, Inc. common stock and approximately $0.5 million was paid in cash redemption.

In November 2001, we issued $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.80 percent, due December 15, 2008 (the “2008 Notes”). Interest on the notes is payable semi-annually. As a result of prior and current fiscal year changes to our long-term credit ratings the interest payable by us on the 2008 Notes was 9.55 percent per annum as of January 28, 2006. We repurchased $38 million and $325 million of the 2008 Notes during fiscal 2003 and fiscal 2004, respectively. These debt securities are recorded in the Consolidated Balance Sheets at their issuance amount net of repurchases and unamortized discount.

32 gap inc. 2005 annual report

GAP INC. FINANCIALS 2005

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

	January 28, 2006		January 29, 2005
($ in millions)	Carrying Amount in U.S. Dollars	Fair Value (a)	Carrying Amount in U.S. Dollars	Fair Value
$500 million notes payable, 6.90%, interest due semi-annually, due September 2007	$325	$329	$325	$348
$500 million notes payable, 8.80% (9.55%), interest due semi-annually, due December 2008 (b)	138	153	138	167
$50 million notes payable, 6.25%, interest due semi-annually, due March 2009	50	51	50	53

Total long-term debt	513	533	513	568

$1.38 billion senior convertible notes payable, 5.75%, interest due semi-annually, due March 2009	—	—	1,373	1,833

Total long-term debt and senior convertible notes	$513	$533	$1,886	$2,401

(a)	Based on the face amount multiplied by the market price of the note as of January 27, 2006.
(b)	The interest rate payable on these notes is subject to increase (decrease) by 0.25 percent for each rating downgrade (upgrade) by the rating agencies. The rate in parentheses reflects the rate at January 28, 2006. In no event will the interest rate be reduced below the original interest rate on the note.

gap inc. 2005 annual report 33